Exhibit 99.2

Pioneering scienceto transform patient outcomesAnnual Report 2024

Galápagos
ABOUT THIS REPORT

About this Report

This report contains information required under Belgian law. Galapagos NV is a limited liability company organized under the laws of Belgium, with its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Crossroads Enterprise Database (RPR Antwerp – division Mechelen) under number 0466.460.429.

Throughout this report, the term "Galapagos NV" refers solely to the non-consolidated Belgian company, and references to "we," "our," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries.

This report is published in Dutch and English. Galapagos will use reasonable efforts to ensure the translation and conformity between the Dutch and English versions. In case of inconsistency between the Dutch and English versions, the Dutch version shall prevail.

This document is the printed or PDF version of the Annual Report 2024 and is a free translation of the official Dutch language version in the European single electronic format (ESEF) of the Annual Report 2024. The official Dutch language ESEF version of the report prevails and is available on our website (**www.glpg.com**).

This report, as well as the statutory financial statements of Galapagos NV, are available free of charge and upon request to be addressed to: Galapagos NV Investor Relations, Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium, Tel: +32 15 34 29 00, Email: **ir@glpg.com**

A digital version of this report, as well as the statutory financial statements of Galapagos NV, are available on our website (**www.glpg.com**). We will use our reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed or PDF document arise as a result of any electronic transmission. Other information on our website, or on other websites, is not a part of this report. As a U.S. listed company, we are also subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. An annual report will be filed with the SEC on Form 20-F. Our annual report on Form 20-F is available in the SEC's EDGAR database (**www.sec.gov/edgar.shtml**), and a link thereto is posted on our website.

With the exception of filgotinib's approval as Jyseleca® (which was transferred to Alfasigma in early 2024 - see **Portfolio**) for the treatment of moderate-to-severe rheumatoid arthritis and ulcerative colitis by the European Commission, Great Britain's Medicines and Healthcare products Regulatory Agency, and the Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Separation of Galapagos NV into two listed entities

On January 8, 2025, Galapagos NV announced that it entered into a separation agreement with Gilead pursuant to which Galapagos NV intends to spin-off a portion of its current cash balance as well as its rights and obligations under certain agreements with Gilead into a newly incorporated entity, XYZ SpinCo NV ("SpinCo") (the "Separation"). The Separation will be conducted in accordance with the relevant provisions of the Belgian Companies and Associations Code.

Existing Galapagos shareholders will be issued and allocated shares in SpinCo in the same proportion as their shareholdings in Galapagos. SpinCo will focus on identifying and investing in innovative medicines with robust clinical proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions. Completion of the Separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders' Meeting of Galapagos, as well as certain other customary conditions. The Separation is expected to occur by mid-2025.

Upon completion of the Separation, the shares of SpinCo will be admitted to trading and listing on the regulated market of Euronext Brussels and NASDAQ (through American Depositary Shares (ADSs)).

For additional information on the Separation, please refer to the section "***Agreements with major Galapagos NV shareholders – Intended separation***" of this annual report.

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Galapagos NV Annual Report 2024

TABLE OF CONTENTS Table of Contents Letter to Our Stakeholders 5 Key Company Facts 7 2024 Achievements and Post-Period Events 7 2024 Financial Highlights 11 Our Purpose and Strategy Our Vision and Mission 19 Strategy to Unlock Value 19 Cell Therapies and Small Molecules 22 R&D Pipeline in Oncology and Immunology 27 General Disclosures 49 Environmental Information 60 Social Information 73 Governance Information 77 Entity Specific Information 80 Annexes 82 Galapagos’ Policies 92 Board of Directors of Galapagos NV 94 Committees 106 Executive Committee of Galapagos NV 109 Galapagos NV’s Share Capital and Shares 113 Shareholders 116 Our Remuneration Policy 120 Remuneration Report 121 Conflict of Interests and Related Parties 136 Code of Conduct 139 Statement by the Board of Directors 140 Risk Management Risk Management and Internal Control 142Detailed Description of the Risk Factors in Form 20-F 143Risks Related to Product Development and Regulatory Approval 144Risks related to Commercialization of Future Products 147Risks Related to Our Financial Position and Need for Additional Capital 147Risks Related to Our Reliance on Third Parties 148Risks Related to Our Intellectual Property 151Risks Related to Our Competitive Position 152Risks Related to Our Organization, Structure and Operation 153Market Risks Relating to the Galapagos Shares 158General Statement about Galapagos’ Risks 158Financial Statements Consolidated Financial Statements 160Notes to the Consolidated Financial Statements 166Overview Statutory Results of Galapagos NV 228Report of the Statutory Auditor Report of the Statutory Auditor 231Report of the Statutory Auditor () 237Other Information Forward-looking Statements 243Glossary 245Financial Calendar 254Other Information 255Contact 256

At aGlance

Letter to Our StakeholdersDear Reader,At Galapagos, our focus is clear: developing innovative therapies to improve patient outcomes.This past year has been instrumental in our journey to transform cell therapy. With the FDA’s Investigational New Drug clearance and the compelling clinical data in three relapsed/refractory non-Hodgkin lymphoma indications we presented at ASH for our lead CD19 CAR-T candidate, GLPG5101, we have achieved strong validation of our innovative and globally scalable cell therapy platform.Our ability to deliver fresh, stem-like early memory (‘young’) CAR-T treatment in a median vein-to-vein time of just seven days is a game-changer, offering new hope to patients who need it most.Through our partnership with Lonza, leveraging the Cocoon® platform, and our collaborations with Thermo Fisher Scientific and miDiagnostics to develop an ultra-rapid PCR sterility test, we are further strengthening our unique approach to cell therapy manufacturing. Dr. Paul Stoffels, Chair and CEO of Galapagos1[GRAPHIC APPEARS HERE] To expand access to potential life-saving cell therapies, we have significantly grown our decentralized manufacturing network, ensuring we are well-positioned to scale our innovative cell therapy platform globally. In the U.S., we have established strategic collaborations with Thermo Fisher Scientific, Blood Centers of America, Excellos, Landmark Bio, and most recently, Catalent. We also have collaborations with multiple manufacturing partners in key European markets.In parallel, we further advanced our BCMA-directed CAR-T candidate, GLPG5301, in relapsed/refractory multiple myeloma.Furthermore, we are expanding our early-stage pipeline of next-generation, multi-targeting, armored cell therapies for hematological and solid tumors, accelerating innovation and driving long-term value creation. Additionally, through our partnership with Adaptimmune, we are progressing uza-cel, a MAGE A4-directed TCR-T candidate for head and neck cancer, reinforcing the potential of our platform and our commitment to delivering transformational therapies.Beyond cell therapy, we have made strong progress with our small molecule portfolio and further advanced our TYK2 inhibitor, GLPG3667, in two Phase 3-enabling studies in systemic lupus erythematosus and dermatomyositis. Furthermore, we have identified a promising potential best-in-class candidate in immunology to advance into IND-enabling studies.In early 2025, we announced our intent to separate into two publicly traded entities, Galapagos and SpinCo. This bold move aims to unlock shareholder value and sharpen our focus. It will also provide us with the autonomy to execute our cell therapy growth strategy, while creating sustainable shareholder value, and ensuring that we serve patients as effectively possible, now and in the future.As part of this planned focus on cell therapy, we are discontinuing our small molecules research activities and are seeking potential partners to take over our small molecule portfolio, including our TYK2 inhibitor, GLPG3667. The strategic reorganization is expected to result in a reduction of approximately 300 positions across the organization in Europe. This is a difficult but necessary step, and we are grateful to our departing employees for their significant contributions and their dedication to making a difference in the lives of patients.1 Throughout this report, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’

SpinCo, with initially approximately €2.45 billion in cash and Gilead as a strategic partner, will focus on advancing a pipeline of innovative medicines in oncology, immunology, and virology through transformational transactions. With support from the Nomination Committee, our Board is actively recruiting a seasoned executive team and Independent Non-Executive Directors with a strong track record in biotech company-building and strategic transaction execution for SpinCo.As we enter the next phase for Galapagos, we are preparing for registrational trials and commercial readiness, and plan to initiate pivotal development of GLPG5101 in 2026, with the goal of securing the first approval by 2028 using our decentralized manufacturing approach.Driven by our mission to make a transformational impact on patients’ lives, we remain inspired by the encouraging clinical results we are seeing with our programs in hematological cancers. With a strong foundation in place, we are focused on building for the future and growing into a global biotech company, delivering potential life-changing cell therapies to patients who need them most.None of this would be possible without the dedication of our employees, the trust of our shareholders, and the patients who inspire us every day. Thank you for your support as we take the next step in shaping the future of Galapagos.Sincerely,Paul Stoffels1Chair and Chief Executive Officer, Galapagos1 Throughout this report, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’

Galápagos
AT A GLANCE

Key Company Facts

We are a biotechnology company with operations in Europe and the U.S., dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we unite compelling science, technology, and collaborative approaches to create a deep pipeline of potential best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders.

Our goal is not just to meet current medical needs, but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most.

2024 Achievements and Post-Period Events

In 2024, we further advanced our pipeline through focused execution of our innovation strategy, bringing us closer to delivering transformational medicines to patients.

2024 Achievements

ONCOLOGY

GLPG5101 (CD19 CAR-T) program to expand to eight aggressive B-cell malignancies, broadening patient reach and impact

- The U.S. Food and Drug Administration (FDA) cleared the investigational new drug (IND) application for the Phase 1/2 ATALANTA-1 study of GLPG5101 in relapsed/refractory non-Hodgkin lymphoma (R/R NHL).
- We presented new data from the ongoing ATALANTA-1 Phase 1/2 study at the 2024 Annual Meeting of the American Society of Hematology (ASH). The oral presentation included updated data on patients with mantle cell lymphoma (MCL), marginal zone lymphoma (MZL) / follicular lymphoma (FL), and diffuse large B-cell lymphoma (DLBCL). As of the data cut-off on April 25, 2024, 49 patients had received cell therapy infusion, and safety and efficacy results were available for 45 patients and 42 patients, respectively. High objective response rates (ORR) and complete response rates (CRR) were observed in the pooled Phase 1 and Phase 2 efficacy analysis and GLPG5101 showed an encouraging safety profile, with the majority of Grade ≥ 3 treatment emergent adverse events being hematological. One case of cytokine release syndrome (CRS) Grade 3 was observed in Phase 1 and one case of immune effector cell-associated neurotoxicity syndrome (ICANS) Grade 3 was observed in Phase 2. The preliminary results also demonstrated the potential of Galapagos' innovative decentralized manufacturing platform to deliver fresh, stem-like early memory CD19 CAR-T therapy in a median vein-to-vein time of seven days.
- Beyond MZL/FL, DLBCL and MCL, the ATALANTA-1 study was further expanded in Europe to include patients with additional aggressive B-cell malignancies such as high-risk first line DLBCL, Burkitt lymphoma (BL), and primary CNS lymphoma (PCNSL).

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Galapagos NV Annual Report 2024

Galápagos
AT A GLANCE

GLPG5201 (CD19 CAR-T) in relapsed/refractory chronic lymphocytic leukemia (R/R CLL) and Richter transformation

- We presented encore data from the EUPLAGIA-1 Phase 1/2 study of GLPG5101 at the annual meetings of the European Society for Blood and Marrow Transplantation (EBMT), the European Hematology Association (EHA) and ASH. As of the data cut-off on February 21, 2024, patient recruitment of the Phase 1 dose-finding part of EUPLAGIA-1 has been completed and, 15 patients (6 at dose level 1 (DL1); and 9 at dose level 2 (DL2)) were enrolled, all of whom were diagnosed with R/R CLL, and 9 with additional Richter Transformation (RT). All 15 Phase 1 batches were manufactured using Galapagos' decentralized platform and infused as a single fresh, fit product within a median vein-to-vein time of seven days, with 80% of patients receiving the product in seven days. Safety and efficacy results were available for 15 patients and demonstrated that at DL2, 8 of 8 patients responded to treatment (ORR of 100%), 5 of 8 patients achieved a Complete Response (CRR of 63%), and 6 of 6 patients with RT responded to treatment (ORR of 100%). GLPG5201 showed an encouraging safety profile with most treatment emergent adverse events of Grade 1 or 2, mostly hematological. No CRS Grade ≥ 3 or any ICANS were observed. Two deaths occurred in patients with RT: one event of cytomegalovirus colitis 14.5 months post-infusion in a patient with complete response (CR), and one death due to disease progression 110 days post-infusion.

GLPG5301 (BCMA CAR-T) in relapsed/refractory multiple myeloma (R/R MM)

- We voluntarily temporarily paused enrollment in the PAPILIO-1 Phase 1/2 study and submitted a protocol amendment to the European regulatory authorities following one observed case of Parkinsonism.
- We resumed enrollment in the Phase 1 part of the PAPILIO-1 Phase 1/2.

Early-stage pipeline comprising ten potential best-in-class cell therapies in hematology and solid tumors as well as multiple small molecule assets in precision oncology

- We further developed our proprietary early-stage, next-generation cell therapy pipeline, providing a strong foundation for sustainable value-creation. It comprises multi-targeting, armored cell therapy constructs designed to improve potency, prevent resistance, and improve persistence of CAR-Ts in hematological and solid tumors. The first armored, bi-specific CAR-T candidate was selected to progress towards clinical development.
- We presented strong preclinical proof-of-concept data at ASH for uza-cel, a MAGE-A4 directed TCR T-cell therapy candidate in head and neck cancer, in partnership with Adaptimmune. The data demonstrated that Galapagos' decentralized cell therapy manufacturing platform can produce uza-cel with features that may result in improved efficacy and durability of response in the clinic compared with the existing manufacturing procedure.
- We advanced our early-stage precision oncology small molecule programs, focusing on biologically validated targets to develop potential best-in-class therapeutics in areas of high unmet medical needs.

IMMUNOLOGY

- We further progressed our TYK2 inhibitor, GLPG3667, in two Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM).
- We advanced the early-stage small molecule pipeline and selected one potential best-in-class small molecule candidate to advance into IND-enabling studies.

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Galapagos NV Annual Report 2024

Galápagos
AT A GLANCE

OPERATIONAL

- Through our partnership with Lonza, leveraging the Cocoon® platform, and our collaborations with Thermo Fisher Scientific and miDiagnostics to develop an ultra-rapid PCR sterility test, we are further strengthening our unique approach to cell therapy manufacturing.
- We significantly expanded our network of decentralized cell therapy manufacturing units (DMUs) across the U.S. through collaborations with Thermo Fisher Scientific (San Francisco area), Blood Centers of America (nationwide), Landmark Bio (Boston area), and Excellos (San Diego area).

EXTERNAL INNOVATION

- We signed a clinical collaboration agreement with an option to exclusively license Adaptimmune's next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head and neck cancer, and potential future solid tumor indications, using Galapagos' cell therapy manufacturing platform.
- We successfully completed the transfer of the Jyseleca® (filgotinib) business to Alfasigma S.p.A., including the European and UK Marketing Authorizations, as well as all commercial, medical affairs, and development activities. As part of the transaction, approximately 400 Galapagos employees across 14 European countries transitioned to Alfasigma. The transfer is expected to generate annualized savings of approximately €200 million.
- We established strategic collaboration and licensing agreements with BridGene Biosciences in precision oncology.

CORPORATE

- The Board of Directors appointed Mr. Oleg Nodelman as Non-Executive Non-Independent Director by way of cooptation effective October 7, 2024, replacing Dr. Dan Baker who stepped down on October 6, 2024.
- At the Annual and Extraordinary Shareholders' Meetings held on April 30, 2024, all proposed resolutions were approved, including the revised 2024 Remuneration Policy and 2023 Remuneration Report.
- The Board of Directors appointed Mr. Andrew Dickinson as Non-Executive Non-Independent Director by way of cooptation effective March 27, 2024. Andrew Dickinson, Gilead's Chief Financial Officer, replaced Daniel O'Day, Gilead's Chairman and Chief Executive Officer, who was a member of the Galapagos Board of Directors from October 22, 2019 to March 26, 2024. Mr. Andrew Dickinson's appointment has been confirmed at our Annual Shareholders' Meeting of April 30, 2024.

POST-PERIOD EVENTS

Corporate

- On January 8, 2025, we announced a plan to separate into two publicly traded entities aimed at unlocking shareholder value and creating strategic focus.
  - **SpinCo,** a newly formed company (to be named later), will have approximately €2.45 billion in current Galapagos cash, focusing on building a pipeline of innovative medicines through transformational transactions, with Gilead as a strategic partner.
    - SpinCo will establish a Board of Directors with the majority of its members being independent. SpinCo will be led by a small seasoned executive team with a proven track record in biotechnology company-building and strategic transaction execution.
    - SpinCo plans to apply for listing on Euronext Amsterdam and Brussels and on Nasdaq, with all Galapagos shareholders receiving SpinCo shares on a pro rata basis, proportional to their ownership of Galapagos shares as of a record date to be established.

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Galapagos NV Annual Report 2024

As of the separation, the global option, license and collaboration Agreement with Gilead (OLCA) will be assumed by SpinCo. For future transactions, Gilead has committed to negotiating in good faith, amendments to the OLCA, on a transaction-by-transaction basis to achieve positive value for SpinCo and all of its shareholders. To date, Gilead has demonstrated flexibility in amending the key financial and structural terms of the OLCA to support Galapagos in its assessment of potential business development opportunities to enable value creation. We expect incentives between SpinCo and Gilead to be aligned such that SpinCo can pursue high-quality assets, fund development and invest in its portfolio, so that potential significant future value creation is retained for SpinCo and all of its shareholders.Galapagos will focus on unlocking the broad potential of its innovative decentralized cell therapy manufacturing platform, enabling the delivery of fresh, early stem-like memory cell therapy within a median vein-to-vein time of seven days, and advancing its cell therapy pipeline of potentially best-in-class assets, which will not be subject to the OLCA as of the separation. To drive long-term value creation in oncology cell therapy, Galapagos will streamline its business and seek strategic partnerships for its small molecule assets, as part of its focused strategy and optimized capital allocation. The planned reorganization is expected to result in a 40% workforce reduction, impacting approximately 300 positions across Europe. Galapagos will continue to operate from its main hubs in Princeton and Pittsburgh (U.S.), Leiden (Netherlands), and Mechelen (Belgium). At the time of the anticipated SpinCo spin-off, Galapagos is expected to have €500 million in cash, securing a cash runway to 2028.Cell therapy portfolioBuilding on the encouraging data for GLPG5101, our investigational CAR-T therapy for relapsed/refractory non-Hodgkin lymphoma (NHL) indications, and in line with our goal to streamline the business, we announced on February 12, 2025, that we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program. Pending the advancement of GLPG5101 in additional indications, we are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs. Patient enrollment is ongoing in Europe and patient screening has begun at activated U.S. clinical sites for the ATALANTA-1 study.In January 2025, we entered into a strategic collaboration with Catalent, a global contract development and manufacturing organization (CDMO). Catalent’s commercial cell therapy manufacturing facility in Princeton, New Jersey, will support manufacturing for Galapagos’ upcoming clinical studies in New Jersey, New York, and surrounding areas.In February 2025, we entered into a strategic collaboration with NecstGen, a leading CDMO dedicated to cell and gene therapies located at the Leiden Bio Science Park, the Netherlands, to support decentralized manufacturing of our candidate cell therapy products.Small molecule portfolioWe are advancing our TYK2 inhibitor, GLPG3667, in two Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM). Patient randomization for the SLE study was completed ahead of schedule in February 2025. Topline results for the entire GLPG3667 program are anticipated in the first half of 2026.Following the planned strategic reorganization as announced early this year, we are seeking potential partners to take over our small molecule assets, including GLPG3667 for SLE, DM, and other potential auto-immune indications.

Galápagos
AT A GLANCE

2024 Financial Highlights

Financial Performance for the Year Ending December 31, 2024

Consolidated Key Figures

(thousands of €, if not stated otherwise)	Year ended December 31, 2024	Year ended December 31, 2023
Income statement		
Supply revenues	34,863	-
Collaboration revenues	240,786	239,724
Total net revenues	275,649	239,724
Cost of sales	(34,863)	-
R&D expenses	(335,459)	(241,294)
S&M, G&A expenses	(134,438)	(133,965)
Other operating income	40,773	47,272
Operating loss	(188,338)	(88,263)
Net financial results	185,253	93,888
Taxes	1,803	(9,613)
Net loss from continuing operations	(1,282)	(3,988)
Net profit from discontinued operations, net of tax	75,364	215,685
Net profit	74,082	211,697
Income statement from discontinued operations		
Product net sales	11,475	112,339
Collaboration revenues	26,041	431,465
Cost of sales	(1,693)	(18,022)
R&D expenses	(8,152)	(190,177)
S&M, G&A expenses	(12,607)	(131,346)
Other operating income	56,180	13,003
Operating profit	71,244	217,262
Net financial results	4,218	499
Taxes	(98)	(2,076)
Net profit from discontinued operations, net of tax	75,364	215,685
Balance sheet		
Cash and cash equivalents	64,239	166,803
Financial investments	3,253,516	3,517,698
R&D incentives receivables	172,611	178,688
Assets	4,135,719	4,357,396
Shareholders' equity	2,896,939	2,795,566
Deferred income	1,071,352	1,327,463
Other liabilities	167,428	234,367

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Galapagos NV Annual Report 2024

Galápagos
AT A GLANCE

(thousands of €, if not stated otherwise)	Year ended December 31, 2024	Year ended December 31, 2023
Cash flow		
Operational cash burn	(373,961)	(414,824)
Cash flow used in operating activities	(320,026)	(405,970)
Cash flow generated from investing activities	220,597	71,186
Cash flow used in financing activities	(4,924)	(5,001)
Decrease in cash and cash equivalents	(104,353)	(339,785)
Effect of currency exchange rate fluctuation on cash and cash equivalents	1,782	(1,522)
Cash and cash equivalents on December 31	64,239	166,810
Cash and cash equivalents from continuing operations	64,239	166,803
Cash and cash equivalents included in assets classified as held for sale	-	7
Financial investments on December 31	3,253,516	3,517,698
Total financial investments and cash and cash equivalents on December 31	3,317,755	3,684,514
Financial ratios		
Number of shares issued on December 31	65,897,071	65,897,071
Basic and diluted earnings per share (in €)	1.12	3.21
Share price on December 31 (in €)	26.52	36.99
Total group employees on December 31 (number)(*)	704	1,123

(*) Including in 2023 476 employees related to the discontinued Jyseleca® business

The planned strategic reorganization and separation into two publicly traded companies announced on January 8, 2025, was assessed to be a non-adjusting subsequent event for the financial statements for the year ended December 31, 2024.

As a consequence of the sale of our Jyseleca® (filgotinib) business to Alfasigma, the revenues and costs related to Jyseleca® for the years 2024 and 2023 are presented separately from our results of the continuing operations on the line "Net profit from discontinued operations, net of tax" in **our consolidated income statement**.

Continuing Operations

Total net revenues from our continuing operations amounted to €275.6 million in 2024, compared to €239.7 million last year.

The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €230.2 million in 2024 (compared to €230.2 million in 2023). We also recognized royalty income from Gilead for Jyseleca® for €10.6 million in 2024 (compared to €9.5 million in 2023). Our deferred income balance at December 31, 2024 includes €1.1 billion allocated to our drug discovery platform.

Cost of sales amounted to €34.9 million in 2024, compared to nil in 2023, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues, as supply revenues.

R&D expenses in 2024 amounted to €335.5 million, compared to €241.3 million in 2023.

Subcontracting costs increased by €77.1 million from €83.0 million in 2023 to €160.1 million in 2024 primarily driven by the cell therapy programs in oncology. Depreciation and impairment costs in 2024 amounted to €35.4 million, compared to €22.3 million in 2023, and increased due to the depreciation on the upfront exclusivity consideration paid to Adaptimmune. Personnel costs decreased from €95.8 million in 2023 to €87.7 million in 2024 primarily due to lower accelerated non-cash cost recognition for subscription right plans and reduced severance costs.

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Galapagos NV Annual Report 2024

S&M expenses amounted to €17.2 million in 2024, compared to €5.7 million in 2023, and increased due to higher personnel costs related to strategic marketing in oncology. We also recorded in 2024 a bad debt provision of €4.0 million for a disputed invoice.G&A expenses amounted to €117.2 million in 2024, compared to €128.3 million in 2023. This cost decrease was explained by a decrease in personnel costs to €52.6 million in 2024 compared €66.1 million in 2023, due to lower accelerated non-cash cost recognition for subscription right plans and reduced severance costs. Depreciation and impairment expenses decreased from €16.0 million in 2023 to €8.7 million in 2024 due to an impairment in 2023 of €7.6 million on a construction project in Mechelen, Belgium. The increase in legal and professional fees from €23.3 million in 2023 to €34.0 million in 2024 mainly related to business development activities and corporate projects.Other operating income (€40.8 million in 2024 compared to €47.3 million in 2023) decreased due to high grant income in 2023 (including grant from the National Institute of Health and Disability Insurance in 2023 of €6.1 million), and lower R&D incentives income, partly offset by higher other operating income (rent income).We reported an operating loss amounting to €188.3 million in 2024, compared to an operating loss of €88.3 million in 2023.Net financial income in 2024 amounted to €185.3 million, compared to net financial income of €93.9 million in 2023. Net financial income in 2024 was primarily attributable to €73.7 million of net fair value gains of our current financial investments, and to €22.2 million of unrealized currency exchange gains on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars. Net interest income amounted to €88.5 million in 2024 as compared to €77.5 million of net interest income in 2023.We had €1.8 million of tax income in 2024 (as compared to €9.6 million tax expenses in 2023). This decrease was primarily due to the re-assessment in 2023 of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction.We reported a net loss from continuing operations in 2024 of €1.3 million, compared to a net loss from continuing operations of €4.0 million in 2023.Discontinued OperationsJyseleca® product net sales in Europe amounted to €11.5 million in 2024 consisting of sales to customers in January 2024. Product net sales amounted to €112.3 million in 2023. Beginning February 1, 2024, all economics linked to the sales of Jyseleca® in Europe are for the account of Alfasigma.Collaboration revenues in discontinued operations related to revenue recognition of the collaboration agreement with Gilead for the filgotinib development amounted to €26.0 million in 2024 compared to €429.4 million in 2023. The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue of the remaining deferred income related to filgotinib.Cost of sales related to Jyseleca® net sales were €1.7 million in 2024, compared to €18.0 million in 2023.Total operating profit from discontinued operations amounted to €71.2 million in 2024, compared to an operating profit of €217.3 million in 2023.R&D expenses for the development of filgotinib amounted to €8.2 million in 2024, compared to €190.2 million in 2023. Beginning February 1, 2024, all filgotinib development expenses still incurred during the transition period are recharged to Alfasigma.S&M expenses decreased from €113.4 million in 2023 to €11.5 million in 2024, while G&A expenses attributable to the Jyseleca® business decreased from €18.0 million in 2023 to €1.1 million in 2024. Beginning February 1, 2024, all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma. The G&A expenses for the year 2023 also included one-off legal fees related to the transaction with Alfasigma for €3.5 million.

Other operating income in 2024 amounted to €56.2 million (€13.0 million in 2023) and comprised €52.5 million related to the gain on the sale of the Jyseleca® business to Alfasigma. This result of the transaction was considering the following elements:€50.0 million of upfront payment received at closing of the transaction of which €40.0 million was paid into an escrow account. This amount was kept in escrow for a period of one year after the closing date of January 31, 2024, and was partially released in February 2025 (the remaining part being under discussion). We gave customary representations and warranties which are capped and limited in time (at December 31, 2024, this €40.0 million is presented as “Escrow account” in the statement of financial position).€9.8 million of cash received from Alfasigma related to the closing of the transaction as well as €0.75 million of accrued negative adjustment for the settlement of net cash and working capital.€47.0 million of fair value on January 31, 2024 of the future earn-outs payable by Alfasigma to us (the fair value of these future earn-outs at December 31, 2024 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables”). As from February 1, 2024, we are entitled to receive earn-outs on net sales of Jyseleca® in Europe from Alfasigma.€40.0 million of liability towards Alfasigma on January 31, 2024 for R&D cost contributions of which €15.0 million was paid in 2024 (at December 31, 2024, €25.0 million of liabilities for R&D cost contribution is presented in the statement of financial position on the line “Trade and other liabilities”).The net financial results contained a positive effect of discounting the contingent consideration receivable from Alfasigma for €4.0 million and a positive effect of discounting our long term deferred income of €0.2 million (€0.6 million discounting expenses of our long term deferred income in 2023).Net profit of discontinued operations attributable to the Jyseleca® business amounted to €75.4 million in 2024, compared to €215.7 million net profit of discontinued operations in 2023.We reported a net profit in 2024 of €74.1 million, compared to a net profit of €211.7 million in 2023.Cash, Cash Equivalents and Financial InvestmentsFinancial investments and cash and cash equivalents totaled €3,317.8 million on December 31, 2024 as compared to €3,684.5 million on December 31, 2023.Total net decrease in cash and cash equivalents and financial investments amounted to €366.7 million in 2024, compared to a net decrease of €409.6 million in 2023. This net decrease was composed of (i) €374.0 million of operational cash burn including €80.4 million cash impact of business development activities, (ii) €36.9 million acquisition of financial assets held at fair value through other comprehensive income, (iii) €27.5 million of net cash in related to the sale of the Jyseleca® business to Alfasigma of which €40.0 million has been transferred to an escrow account, offset by (iv) €56.7 million positive changes in fair value of current financial investments, positive exchange rate differences and variation in accrued interest income.Operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the decrease or increase in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:1. the net proceeds, if any, from share capital and share premium increases included in the net cash flow generated from/ used in (–) financing activities 2. the net proceeds or cash used, if any, in acquisitions or disposals of businesses, the acquisition of financial assets held at fair value; the movement in restricted cash and the net purchase/sale of financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flow generated from/used in (–) investing activities 3. the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flow generated from/used in (–) operating activities.

This alternative liquidity measure is, in our view, an important metric for a biotech company in the development stage.The following table presents a reconciliation of operational cash burn, to the closest IFRS measures, for each of the periods indicated:(thousands of €) 2024 2023Decrease in cash and cash equivalents (excluding effect of exchange differences) (104,353) (339,785)Less: Net proceeds from capital and share premium increases—(1,770)Net sale of financial investments (319,035) (94,233)Acquisition of financial assets held at fair value 36,880 13,965Cash out from the acquisition of subsidiaries, net of cash acquired—7,000Cash out from the disposal of subsidiaries, net of cash disposed of 8,949 -Cash used for other liabilities related to the disposal of subsidiaries 3,598 -Total operational cash burn (373,961) (414,824) Going Concern StatementTo date, we have incurred significant operating losses, which are reflected in the consolidated balance sheet showing €134.3 million accumulated losses as at December 31, 2024. We realized a consolidated net profit of €74.1 million for the year ended December 31, 2024. Financial investments and cash and cash equivalents amounted to €3,317.8 million at December 31, 2024.We intend to separate into two publicly traded companies and to establish SpinCo with approximately €2.45 billion in current cash. Following this planned transaction, we expect our normalized annual cash burn to be between €175 million and €225 million, excluding restructuring costs. Upon separation, we expect to have approximately €500 million in cash to accelerate our pipeline and fund our operations to 2028. We will thus be able to fund our operating expenses and capital expenditure requirements at least for the next 12 months. The Board of Directors is also of the opinion that additional financing could be obtained, if required. Taking this into account, as well as the potential developments of the drug discovery and development activities, the Board of Directors is of the opinion that it can submit the financial statements on a going concern basis. Whilst the financial investments and cash and cash equivalents are sufficient at least for the next 12 months, the Board of Directors points out that if the R&D activities go well, we may seek additional funding to support the continuing development of our products or to be able to execute other business opportunities.

The Galapagos Shares in 2024Galapagos NV (ticker: GLPG) has been listed on Euronext Amsterdam and Brussels since May 6, 2005 and on the Nasdaq Global Select Market since May 14, 2015. In 2024, Galapagos NV was part of the BEL20 index (top 20 listed companies) on Euronext Brussels, the AMX Index (Amsterdam Midcap-index) on Euronext Amsterdam, and the NBI (Nasdaq Biotechnology Index) on Nasdaq in New York.The Galapagos Share in 2024In 2024, the average daily trading volume on Euronext was 89,108 shares and €2.5 million turnover. The daily trading volume on Nasdaq in 2024 was 152,282 American Depository Shares (ADSs) and $4.5 million turnover.Galapagos vs Next Biotech Index in 2024

Galapagos vs Nasdaq Biotechnology Index in 2024Investor Relations Activities17 analysts cover the Galapagos stock.Our IR team participated in 9 investor conferences in Europe and the U.S. in 2024. Several broker-organized and self-organized roadshows and (virtual) meetings were held throughout the U.S. and Europe, during which we held approximately 242 investor meetings. We organized webcasts to present our 2023 Full Year, and our 2024 Q1, Half Year, and Q4 results.The main topics of discussion with investors in 2024 included progress of our pipeline and lead candidates, data presented at ASH, the FDA IND clearance of the ATALANTA study, our oral presentation and showcase on GLPG5101 at ASH, new collaboration agreements and news related to Board appointments and departures.Our major shareholders as of December 31, 2024 are provided in the chart below:

Our Purposeand Strategy

OUR PURPOSE AND STRATEGYOur Vision and Mission[Graphic Appears Here]Strategy to Unlock ValueAt Galapagos, we are committed to transforming patient outcomes through life-changing science and innovation. We take pride in advancing our pipeline, driving innovation, pioneering for patients, and creating value for all stakeholders. We have continued to evolve, undaunted by challenges and quickly adapting to the ever-changing biotech landscape, while staying true to our mission.On January 8, 2025, we announced a bold vision to strengthen our global leadership in oncology cell therapy through a planned separation into two publicly traded entities: SpinCo (to be named later) and Galapagos.This planned strategic reorganization aims to drive long-term value creation for patients, shareholders, employees, and society, building on our strong foundation of pioneering science and transformative technology in cell therapy. It marks a pivotal moment in our history, sharpening our focus on programs and indications with the fastest path to market. It will also provide us with the autonomy to execute our cell therapy growth strategy, while creating sustainable shareholder value, and ensuring that we serve patients as effectively as possible, now and in the future.

Galápagos
OUR PURPOSE AND STRATEGY

Expected benefits of the planned separation

Galapagos: Executing a Focused Cell Therapy Vision in Oncology

We will focus on unlocking the broad-reaching potential of our decentralized cell therapy manufacturing platform in oncology and will continue to advance our cell therapy pipeline. To achieve our goal of becoming a global leader in cell therapy in oncology, we are seeking potential partners to take over its small molecule portfolio, including GLPG3667, the TYK2 inhibitor in auto-immune indications currently in phase 3-enabling studies for systemic lupus erythematosus and dermatomyositis.

Following the reorganization, we expect our normalized annual cash burn to be between €175 million and €225 million, excluding restructuring costs. Upon separation, we expect to have approximately €500 million in cash.

SpinCo: Building a Pipeline of Innovative Medicines Through Transactions

In the proposed separation, SpinCo will be capitalized with approximately €2.45 billion of Galapagos' current cash. It will be focused on building a pipeline of innovative medicines with robust demonstrated proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions. SpinCo will establish a Board of Directors with the majority of its members being independent and it will be led by a small seasoned executive team with a proven track record in biotechnology company-building and strategic transaction execution.

As of the separation, the global option, license and collaboration agreement with Gilead (OLCA) will be assumed by SpinCo. For future transactions, Gilead has committed to negotiating in good faith, amendments to the OLCA, on a transaction-by-transaction basis to achieve positive value for SpinCo and all of its shareholders. To date, Gilead has demonstrated flexibility in amending the key financial and structural terms of the OLCA to support Galapagos in its assessment of potential business development opportunities to enable value creation. We expect incentives between SpinCo and Gilead to be aligned such that SpinCo can pursue high-quality assets, fund development and invest in its portfolio, so that potential significant future value creation is retained for SpinCo and all of its shareholders.

Unlocking the Potential of Galapagos
Strong fundamentals in place to advance our innovative biotechnology company

- **Strategic Flexibility**
- **Deliver on clinical progress**
- **Build global network and leverage platform with partners**
- **Progress early-stage pipeline**
- **Strong capabilities with world class talent**

The completion of the spin-off of SpinCo is subject to receipt of approval from Galapagos shareholders and is expected to occur by mid-2025.

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Galapagos NV Annual Report 2024

Our TechnologyPlatforms andPortfolio

Cell Therapies and Small MoleculesRevolutionizing cell therapy manufacturing for faster and broader patient accessCAR-T treatments have life-saving potential but despite continued progress, only 25%-30%* of eligible patients currently receive it. Long lead times, costly central manufacturing and complex logistics continue to be limiting factors for large-scale capacity and broad patient access.CAR-T treatments have life-saving potentialBut only 25%-30%* of eligible patients currently receive it[Graphic Appears Here] * Ref: Kourelis T, Bansal R, Patel KK, et al: Ethical challenges with CAR-T slot allocation with idecabtagene vicleucel manufacturing access. J Clin Oncol 40, 2022 (16_suppl; abstr e20021); Hoffman MS, Hunt er BD, Cobb PW, Varela JC, Munoz J. Overcoming barriers to referral for chimeric antigen receptor T- cell therapy in patients with relapsed/refractory diffuse large B-cell lymphoma. Transplant Cell Ther. 2023;29(7):440-448. Mikhael J, Fowler J, and Shah N Chimeric Antigen Receptor T-Cell Therapies: Barriers and Solutions to Access. JCO Oncology Practice Vol 18, No 1At Galapagos, our scientists are dedicated to addressing the urgent needs of cancer patients who cannot wait for treatment.

Galápagos
PLATFORMS AND PORTFOLIO


Our WHY
Bring cell therapies to more patients to save lives
Our HOW
Fresh, fit, stem-like early memory cell therapy in median 7 days vein-to-vein, close to cancer treatment centers

To accelerate and expand access to cell therapies, we are pioneering a decentralized manufacturing approach that brings production closer to patients. Our innovative cell therapy manufacturing platform has the potential to dramatically reduce vein-to-vein time, the time between leukapheresis to infusion, from months or weeks to just seven days, thereby enabling the rapid delivery of potential life-saving treatments.

Beyond speed, a fundamental goal of cell therapy manufacturing is to deliver fit T-cells with strong self-renewal capacity and long-term functionality.[1] In practice, T-cells often lose self-renewal capacity during culture and transduction, where they differentiate and become exhausted.[2]

To meet these objectives, we are implementing a globally scalable, innovative, and decentralized cell therapy manufacturing platform. This platform is designed to deliver fresh, fit, stem-like early memory T-cells with a median vein-to-vein time of seven days, while also enhancing physician oversight and improving the patient experience.

Pioneering the Future of Cell Therapy


Modify T cells into CAR-T cells
Thaw
Freeze
Shipment
Shipment
Freeze
Thaw
Vein-to-Vein Time of Several Weeks
Extract T cells from the patient's blood
Infuse CAR-T cells into the patient
Centralized Manufacturing
Modify T cells into CAR-T cells
Vein-to-Vein Time* of 7 days
Shipment
Shipment
Extract T cells from the patient's blood
Infuse CAR-T cells into the patient
*Median Time
Decentralized Manufacturing

1 Arcangeli S, Bove C, Mezzanotte C, Camisa B, Falcone L, Manfredi F, et al. CAR T cell manufacturing from naive/stem memory T lymphocytes enhances antitumor responses while curtailing cytokine release syndrome. J Clin Invest. 2022;132(12):e150807. doi: 10.1172/JCI150807.
2 Watanabe N, Mo F, McKenna MK. Impact of manufacturing procedures on CAR T cell functionality. Front Immunol. 2022;13:876339. doi: 10.3389/fimmu.2022.876339.

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Galapagos NV Annual Report 2024

Galápagos
PLATFORMS AND PORTFOLIO

Encouragingly, our platform has shown higher proportions of early T-cell phenotypes—including naïve/stem cell memory ($T_{N/SCM}$) and central memory (T_{CM}) cells—in the final therapeutic product for our first-generation CD19 CAR-T product candidates, GLPG5101 and GLPG5201 (see **Portfolio section**), compared to the starting material available after initial leukapheresis. These findings reinforce the potential of our approach to redefine cell therapy manufacturing and improve patient outcomes.

Flexible Decentralized Manufacturing Model: Agile, reliable, scalable and consistent decentralized production near the clinic


Manufacturing & QC Equipment
COCOON
Documents & Quality Oversight
24/7 Technical Support
Galápagos Central Site
Material Kits
xCellit
E-Batch Record & Workflow Management
Personnel Training
DMU
Clinic
DMU
Clinic
Clinic
Clinic

- Consistency by design
- GMP production at a compliant facility
- Centrally supplied equipment / material kits
- Globally scalable
- 24/7 technical support

Galapagos' innovative and differentiating decentralized cell therapy platform consists of an end-to-end xCellit® workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza's Cocoon®) and a proprietary quality control testing and release strategy.

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Galapagos NV Annual Report 2024

Galápagos
PLATFORMS AND PORTFOLIO

Galapagos' Decentralized Manufacturing Model


Allowing fresh product administration
Enabling 7-day vein-to-vein time
Providing greater physician visibility and improved patient experience
xCellit™
Cloud-based platform that covers the entire workflow and allows real-time monitoring
Next-generation automated and closed manufacturing system enables decentralized production using Lonza's Cocoon®
Proprietary innovative QC testing and release strategy

The Cocoon® Platform is a registered trademark of Lonza Group AG.

We are preparing to initiate pivotal development of our lead CD19 CAR-T candidate, GLPG5101, in 2026, with the goal of obtaining the first approval in 2028, using our decentralized manufacturing approach. At the same time, we are committed to leveraging our platform as broadly as possible with new modes-of-action and indications to further enhance patient care. This includes advancing next-generation cell therapy programs, such as armored, multi-targeting constructs in both hematological and solid tumors, to maximize impact.

To achieve these goals, and supported by our strong collaborations with Lonza (for the Cocoon® platform) and Thermo Fisher Scientific (for the development of an ultra-rapid PCR sterility test together with miDiagnostics), we are scaling up manufacturing capacity at our existing DMUs in the U.S., including Landmark Bio (Boston area), Excellos (San Diego area), and Catalent (New Jersey, New York, and surrounding areas), as well as at multiple DMUs in key European markets. Additional DMUs will be integrated into Galapagos' network to ensure sufficient capacity to support future pivotal studies in key regions.

Innovation engine to develop next-generation cell therapies

With the 2022 acquisition of U.S.-based AboundBio, we have significantly expanded our capabilities in next-generation cell therapy discovery and development. Our innovation engine is built on the ability to generate vast and diverse human antibody libraries in multiple formats, including antigen-binding fragments (Fab), single-chain variable fragments (scFv), and unique variable heavy (VH) domains. These libraries enable the rapid discovery of high-affinity binders, within days to weeks, that can be optimized for development and adapted for various applications, such as multi-targeting CARs.

Our next-generation cell therapy pipeline provides a strong foundation for sustainable value-creation. It comprises multi-targeting, armored cell therapy constructs designed to improve potency, prevent resistance, and improve persistence of CAR-Ts in hematological and solid tumors.

We are preparing to initiate clinical development of our first armored, bi-specific CAR-T candidate in 2025, and our goal is to expand our clinical pipeline with at least one new program per year starting in 2026.

By leveraging proprietary methodologies, we enhance binder diversity, affinity, and specificity, increasing the potential for next-generation, multi-targeting, armored cell therapies. These innovations aim to address key limitations of existing treatments by improving potency, preventing resistance, and enhancing therapy persistence, even in cases of relapse.

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Galapagos NV Annual Report 2024

By combining our existing clinical pipeline with our next-generation portfolio and innovative manufacturing approach, Galapagos is committed to reshaping the future of oncology care and making a meaningful impact on patients’ lives.Small Molecule PlatformIn small molecule drug discovery, an assay designed to assess target activity is exposed to large collections of small chemical molecules, allowing the identification of chemical structures that interact with the target to block or activate its activity, resulting in the target’s modulation in the cells and prevention of disease-causing effects.We have built extensive expertise in small molecule research and development. Our in-house capabilities include chemical library development, high throughput screening, pharmacology, and preclinical development with the goal of accelerating the time from target identification to first-in-human clinical development.On January 8, 2025, we announced a plan to separate into two publicly traded entities. As part of the planned strategic reorganization, we are seeking partners to take over our small molecule portfolio.Competitive environmentWe operate in a highly innovative industry characterized by pioneering advances in the understanding of disease biology, rapidly changing technologies, strong intellectual property barriers to entry, and many companies involved in the discovery, development and commercialization of novel medicines. We compete with a broad range of biopharmaceutical companies that focus their research and development activities on oncology and immunology, including drug modalities that compete with our focus areas of small molecules, CAR-T cell therapies and biologics.For more information on industry trends and risks, we refer to the Risk Management section of this report.

R&D Pipeline in Oncology and ImmunologyThe following diagram provides an overview of our lead cell flagship program GLPG5101 and cell therapy candidates in clinical and preclinical development as of the date of the publication of this report:HEMATOLOGICAL TUMORS[Graphic Appears Here] SOLID TUMORS [Graphic Appears Here] [GRAPHIC APPEARS HERE] BL, Burkitt lymphoma; CLL, chronic lymphocytic leukemia; DLBCL, diffuse large B-cell lymphoma; FL, follicular lymphoma; High-risk DLBCL with International Prognostic Index 3-5 or double/triple-hit lymphoma, primary refractory disease, defined as subjects failing to achieve a complete response to first-line anti-CD20 and anthracycline-based chemoimmunotherapy after ≥2 cycles at the interim disease assessment; MCL, mantle cell lymphoma; MM, multiple myeloma; MZL, marginal zone lymphoma; PCNSL, primary central nervous system lymphoma; R/R relapsed/refractory; RT, Richter transformation; SCLC, small-cell lung cancer; 1 Collaboration with ADAP * Protocol for GLPG5101 currently being amended to include DLBCL-RT and CLLWe announced on February 12, 2025, that we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program. Pending the advancement of GLPG5101 in additional indications, we are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate.As part of the planned separation announced on January 8, 2025, and our strategic reorganization to focus on cell therapies in oncology, we are actively exploring partnerships for our small molecule portfolio in oncology and immunology. Our goal is to identify potential partners who can further develop and commercialize these assets, ensuring they reach patients who can benefit from them. As of the date of this publication, the small molecule portfolio is outlined in the chart below.

Galápagos
PLATFORMS AND PORTFOLIO

Immunology

- >5 programs across immunology indications identified
- TYK2 inhibitor, GLPG3667, in Phase 3-enabling studies in SLE and DM - has potential in other auto-immune indications

Oncology

- >5 programs across cancer types identified
- Deliver precision medicines

Product Candidate	Target	Study	Drug class	Indication	Discovery	IND-Enabling	Phase 1	Phase 2
GLPG3667	TYK2	GALACELA	Small molecule	Systemic lupus erythematosus				
		GALARISSO		Dermatomyositis				
pBIC asset	Undisclosed		Small molecule	Inflammatory bowel disease				
pBIC assets	Multiple		Small molecule	Inflammation/auto-immune disorders				
pBIC assets	Multiple		Small molecule	Solid tumors				

Oncology

Cancer affects us all, leaving no one untouched. The urgency for effective, broadly accessible treatment options is paramount, as many patients face a grim prognosis, with survival often measured in months rather than years. Advances in cancer research stand as a beacon of hope, offering the potential to transform patient outcomes.

At Galapagos, we are dedicated to redefining cancer treatment, striving to turn cancers into manageable chronic conditions, or even curable diseases. Our oncology researchers are committed to overcoming the devastating impact of cancer by accelerating novel approaches to targeting the disease from multiple angles. This includes pioneering next-generation therapies and breakthrough manufacturing technologies that enhance accessibility and efficacy.

We believe that the most transformative progress comes from combining cutting-edge science and technology, both within and beyond our organization, to establish a new, multi-faceted treatment paradigm for cancers with significant unmet medical needs.

We are advancing a broad cell therapy pipeline for multiple aggressive hematological and solid tumors, addressing patients in urgent need of better treatment options.

Our pipeline includes investigational therapies in more than 10 indications:

- **B-cell malignancies:** clinical programs in mantle cell lymphoma (MCL), marginal zone lymphoma (MZL)/follicular lymphoma (FL), diffuse large B-cell lymphoma (DLBCL), high-risk first-line DLBCL, Burkitt lymphoma (BL), primary CNS lymphoma (PCNSL), relapsed/refractory chronic lymphocytic leukemia (R/R CLL), Richter transformation (RT) of CLL and relapsed/refractory multiple myeloma (R/R MM) as well as early-stage programs in high unmet need indications.
- **Solid tumors**: uza-cel, a TCR-T candidate for head and neck cancer, in partnership with Adaptimmune, and early-stage programs in additional indications of high unmet needs, including small cell lung cancer (SCLC), neuro-endocrine and ovarian cancer.

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Galápagos
PLATFORMS AND PORTFOLIO

Looking ahead, we plan to initiate pivotal development of our most advanced program in 2026, targeting a first approval in 2028. Our early-stage pipeline is expected to generate at least one clinical candidate per year starting in 2026, reinforcing our commitment to continuous innovation and patient impact.

GLPG5101: CD19 CAR-T to expand to eight aggressive B-cell malignancies, broadening patient reach and impact

GLPG5101 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy and feasibility of decentralized manufactured GLPG5101 are currently being evaluated in the ATALANTA-1 Phase 1/2 study in patients with relapsed/refractory non-Hodgkin lymphoma (R/R NHL).

The primary objective of the Phase 1 part of the study is to evaluate safety and to determine the recommended dose for the Phase 2 part of the study. Secondary objectives include assessment of efficacy and feasibility of decentralized manufacturing of GLPG5101.

The dose levels that were evaluated in Phase 1 are $50x10^6$ (DL1), $110x10^6$ (DL2) and $250x10^6$ (DL3) CAR+ viable T-cells.

The primary objective of the Phase 2 part of the study is to evaluate the Objective Response Rate (ORR) while the secondary objectives include Complete Response Rate (CRR), duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and the feasibility of decentralized manufacturing. Each enrolled patient will be followed for 24 months.

ATALANTA-1 phase 1/2 study design and objectives


Key eligibility criteria
• No prior CD19-targeted therapies
Phase 1 dose escalation:
• DLBCL
- Primary refractory or first relapse
• FL, MZL, MCL
- Relapsed or refractory after 2 prior treatments
Phase 2 expansion cohorts:
• DLBCL, HR DLBCL, ᵃFL + MZL, MCL, BL, PCNSL
Decentralized manufacturing
Day –35ᵇ
Day –7
Day 0
Day 28
Follow-up
Day –6 to Day –4: Flu/Cy conditioning chemoᶜ
Screening
Leukapheresis
GLPG5101 single fresh infusion
First response assessment

Phase 1 primary objectives:	Phase 2 primary objective:	Phase 1/2 secondary objectives:
Safety and determination of an RP2D	Efficacy (ORR)	Safety Efficacy (including duration of response and minimal residual disease) Pharmacokinetics and pharmacodynamics Feasibility of decentralized manufacturing

[a]Patients with no prior therapies and IPI 3–5, or double/triple-hit lymphoma on interim PET scan. [b]Screening could take place up to a maximum of 28 days prior to leukapheresis. [c]Conditioning chemotherapy: fludarabine IV (30 mg/m^2/day); cyclophosphamide IV (300 mg/m^2/day). BL, Burkitt lymphoma; Cy, cyclophosphamide; FL, follicular lymphoma; Flu, fludarabine; (HR) DLBCL, (high-risk) diffuse large B-cell lymphoma; IPI, international prognostic index; IV, intravenous; MCL, mantle cell lymphoma; MZL, marginal zone lymphoma; ORR, objective response rate; PCNSL, primary central nervous system lymphoma; PET, positron emission tomography; RP2D, recommended Phase 2 dose.

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Galapagos NV Annual Report 2024

Galápagos
PLATFORMS AND PORTFOLIO

Demographics and baseline characteristics of ATALANTA-1: heavily pre-treated NHL patient population

	Phase 1				Phase 2
Characteristic	DL1 n = 7	DL2 n = 11	DL3 n = 2	All patients N = 20	All patients N = 25
Age, median (range), years	63.0 (50–77)	67.0 (25–78)	67.5 (63–72)	66.5 (25–78)	67.0 (40–81)
Male sex, n (%)	7 (100)	5 (46)	1 (50)	13 (65)	16 (64)
Race: white, n/n available (%)	7/7 (100)	10/10 (100)	1/1 (100)	18/18 (100)	25/25 (100)
NHL subtype, n (%)					
DLBCL	4 (57)	7 (64)	2 (100)	13 (65)	0
MCL	2 (29)	1 (9)	0	3 (15)	5 (20)
FL	1 (14)	2 (18)	0	3 (15)	16 (64)
MZL	0	1 (9)	0	1 (5)	4 (16)
IPI/MIPI/FLIPI score at screening, high risk, n (%)	3 (43)	4 (40)	1 (50)	8 (42)	14 (56)
ECOG PS: 0/1/2 n (%)	4(57) / 3(43) / 0	3(27) / 7(64) / 1(9)	0 / 2(100) / 0	7(35) / 12(60) / 1(5)	13(52) / 7(28) / 5(20)
All prior therapies, median (range)	3 (2–7)	2 (1–7)	1.5 (1–2)	2.5 (1–7)	3 (2–11)
Prior systemic therapies, median (range)	3 (2–6)	2 (1–6)	1.5 (1–2)	2 (1–6)	3 (2–6)
Ann Arbor disease stage: II/III–IV, n (%)	0 / 7(100)	1(9) / 10(91)	1(50) / 1(50)	2(10) / 18(90)	5(20) / 20(80)

DL1 = 50 × 10^6 CAR+ T cells; DL2 = 110 × 10^6 CAR+ T cells; DL3 = 250 × 10^6 CAR+ T cells. Data cutoff: April 25, 2024. CAR, chimeric antigen receptor; DL, dose level; DLBCL, diffuse large B-cell lymphoma; ECOG PS, Eastern Cooperative Oncology Group performance status; FL, follicular lymphoma; (M, FL)IPI, (MCL, FL) international prognostic index; MCL, mantle cell lymphoma; MZL, marginal zone lymphoma; NHL, non-Hodgkin lymphoma

In December 2024, we presented new data[4] from the ongoing ATALANTA-1 Phase 1/2 study at the 2024 Annual Meeting of the American Society of Hematology (ASH) Meeting, which included updated data on patients with mantle cell lymphoma (MCL), marginal zone lymphoma (MZL) / follicular lymphoma (FL), and diffuse large B-cell lymphoma (DLBCL).

As of the data cut-off on April 25, 2024, 49 patients had received cell therapy infusion, and safety and efficacy results were available for 45 patients and 42 patients, respectively. The results are summarized below:

- High objective response rates (ORR) and complete response rates (CRR) were observed in the pooled Phase 1 and Phase 2 efficacy analysis set, split by indication:
  - In MCL, all 8 of 8 efficacy-evaluable patients responded to treatment (ORR and CRR 100%).
  - In MZL/FL, objective and complete responses were observed in 20 of 21 efficacy-evaluable patients (ORR and CRR 95%).
  - In DLBCL, 9 of 13 efficacy-evaluable patients responded to treatment (ORR 69%), with 7 patients achieving a complete response (CRR 54%). Of the 7 patients with DLBCL who received the higher dose, 6 responded to treatment (ORR 86%) while 5 achieved a complete response (CRR 71%).
- Of the 15 minimal residual disease (MRD)-evaluable patients with a complete response, 12 patients (80%) achieved MRD negativity and remained in complete response at data cut-off.
- The median study follow-up was 3.3 months for FL and DLBCL with a range of 0.9-21.2 months, and 4.4 months for MCL with a range of 1-24.4 months.
- GLPG5101 showed an encouraging safety profile, with the majority of Grade ≥ 3 treatment emergent adverse events being hematological. One case of CRS Grade 3 was observed in Phase 1 and one case of ICANS Grade 3 was observed in Phase 2.

[4] Data presented at ASH 2024 (Kersten MJ, et al). Oral ASH presentation #93, 7 Dec 2024. Cut-off date: April 25, 2024

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- 96% of patients (47 of 49) received an infusion with fresh, fit, stem-like early memory (naïve/stem cell memory and central memory) CD19 CAR T-cell therapy, with 91.5% (43 of 47) achieving a vein-to-vein time of seven days, thereby avoiding cryopreservation, and eliminating the need for bridging therapy.
- Strong and consistent *in vivo* CAR-T expansion levels and products consisting of stem-like, early memory phenotype T-cells were observed in all doses tested. This early phenotype reflects the differentiation status of the cells, which is associated with enhanced functionality and persistence of CAR-T cells, which could potentially be an early predictor of durable responses after infusion.
- Beyond MCL, MZL/FL and DLBCL, the ATALANTA-1 study also includes high-risk first line DLBCL, Burkitt lymphoma (BL), and primary CNS lymphoma (PCNSL). Patient recruitment is ongoing in Europe. With the U.S. Food and Drug Administration (FDA) Investigational New Drug (IND) application clearance secured, leading cancer centers in Boston have been activated, and patient screening has begun. Boston-based Landmark Bio is operational and serves as the decentralized manufacturing unit (DMU) for ATALANTA-1.
- Building on these encouraging data and in line with its goal to streamline the business, we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.
- We aim to present additional new data at a medical meeting in 2025.

Encouraging efficacy data: ATALANTA-1 preliminary pooled Phase 1/2 results in heavily pretreated patient population

High OR and CR rates were observed (best response at any time after infusion)[a]


DLBCL
ORR 69%
CRR 54%
(DL2 [n = 7]: ORR 86%, CRR 71%)
FL[b]/MZL
ORR 95%
CRR 95%
MCL
ORR 100%
CRR 100%
Patients (%)
100
80
60
40
20
0
4/13
2/13
7/13
1/21
20/21
8/8
DLBCL (n = 13)
FL (n = 16)/MLZ (n=5)
MCL (n = 8)
Best response: CR PR No response (stable disease, progressive disease, or not evaluable)

[a]Two patients who received cryopreserved product were not included in the efficacy analyses; both patients were in CR at data cutoff. [b]Three patients with FL were not included in the Phase 2 response outputs as the first response assessment data were not available at data cutoff. Data cutoff: 25 April 2024. CR, complete response; CRR, complete response rate; DL, dose level; DLBCL, diffuse large B-cell lymphoma; FL, follicular lymphoma; MCL, mantle cell lymphoma; MZL, marginal zone lymphoma; OR, objective response; ORR, objective response rate; PR, partial response

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Encouraging safety profile:
ATALANTA-1 preliminary results in heavily pretreated patient population

TEAEs up to 14 weeks after infusion (end of treatment)	Phase 1				Phase 2
	DL1 n = 7	DL2 n = 11	DL3 n = 2	All patients N = 20	All patients N = 25
Any TEAE, n (%)	7 (100)	11 (100)	2 (100)	20 (100)	24 (96)
Any GLPG5101-related TEAE, n (%)	7 (100)	11 (100)	2 (100)	20 (100)	21 (84)
Serious TEAE, n (%)	2 (29)	3 (27)	0	5 (25)	2 (8)
TEAE leading to death, n (%)	0	1 (9)	0	1 (5)	0
Any Grade ≥ 3 TEAE, n (%)	7 (100)	11 (100)	2 (100)	20 (100)	18 (72)
Hematologic Grade ≥ 3 TEAEs, n (%)					
Neutropenia[a]	6 (86)	11 (100)	2 (100)	19 (95)	15 (60)
Lymphopenia[b]	4 (57)	2 (18)	0	6 (30)	5 (20)
Anemia[c]	2 (29)	4 (36)	0	6 (30)	2 (8)
Thrombocytopenia[d]	3 (43)	1 (9)	0	4 (20)	4 (16)
Leukopenia[e]	2 (29)	5 (45)	1 (50)	8 (40)	7 (28)
Other Grade ≥ 3 TEAEs in ≥ 2 patients,[f] n (%)					
Pyrexia	1 (14)	1 (9)		2 (10)	1 (4)
Pleural effusion	1 (14)	1 (9)		2 (10)	0

DL1 = 50 × 10^6 CAR+ T cells; DL2 = 110 × 10^6 CAR+ T cells; DL3 = 250 × 10^6 CAR+ T cells.
[a] Includes neutropenia/neutrophil count decreased.
[b] Includes lymphopenia/lymphocyte count decreased.
[c] Includes anemia/hemoglobin decreased.
[d] Includes thrombocytopenia/platelet count decreased.
[e] Includes leukopenia/white blood cell count decreased.
[f] In either the Phase 1 or Phase 2 total population.
Data cutoff: April 25, 2024
CAR, chimeric antigen receptor; DL, dose level; TEAE, treatment-emergent adverse event

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Galapagos NV Annual Report 2024

GLPG5101 product characteristicsThe CD4:CD8 ratio of CAR+ T cells increased in the final product as compared to the ratio of CD4:CD8 T cells in the starting material (median [Q1, Q3] increase of 0.8 [0.05, 2.02])The proportion of early phenotype CD4+ and CD8+ CAR T cells increased significantly in the final product, compared to the early phenotype CD4+ and CD8+ T cells in the starting material[Graphic Appears Here] Phase 1 Phase 2Exploratory flow cytometry analysis of T-cell subsets in the apheresis starting material and final product. Nonparametric paired-samples Wilcoxon tests were used to assess the statistical significance of the differences in early memory phenotype T-cell subsets (TN/TSCM and TCM) in the final productcompared with the starting material. Early phenotype CD4+ and CD8+ (CAR) T cells: naïve/stem cell memory T cells (CD45RO–CD197+ TN/SCM ); central memory T cells (CD45RO+CD197+ TCM). Percentage of early phenotype T cells (sum of CD45RO–CD197+ TN/SCM and CD45RO+CD197+ TCM ) of CD4+ or CD8+ (gated on CAR+ T cells for final product) for paired patient samples (N = 40). Data cutoff: 25April 2024. ***P < 0.001; med, median; Q, quartile; TCM, centralmemory T cells; TN/SCM, naïve/stem cell memory T cellsThe fitness of the final product was evaluated by measuring the level of CAR T-cell expansion. We observed robust CAR T-cell expansion in treated patients across all dose levels. At the cut-off date of April 24, 2024, 15 out of 18 evaluable patients (83%) had detectable CAR T-cells at 6 months post-infusion: 75% in Phase 1 and 100% in Phase 2. Persisting CAR T-cells could be detected up to 21 months post-infusion. These findings support persistence of GLPG5101, which could be an early predictor of durable responses.

Cellular expansion and durable persistence of GLPG5101 Quantification of GLPG5101 up to Day 28 post-infusion (Phase 1)a[GRAPHIC APPEARS HERE] DL1 DL2 DL3 All patientsPhase 1 n = 7 n = 11 n = 2 N = 20Median AUCd0–28, 3.5 × 106 2.9 × 106 3.4 × 106 3.2 × 106copies/Î¼g DNA × days (6.6 × 105, (5.0 × 105, (1.2 × 106, (5.0 × 105,(min, max) 1.7 × 107) 7.9 × 106) 5.5 × 106) 1.7 × 107)Persistence after Day 28 post-infusiona,b15/18 (83%) patients had detectable GLPG5101 in peripheral blood at Month 6 post-infusion:9/12 (75%) in Phase 1 6/6 (100%) in Phase 2Persisting CAR T cells could be detected up to 21 months post-infusionQuantification of GLPG5101 in peripheral blood using aqPCR (LOQ: 1000 vector copies) and bdPCR (LOQ: 50 vector copies/Î¼g DNA). AUCd0–28, area under the curve from Day 0 to 28; D, Day; (d/q)PCR, (digital/quantitative) polymerase chain reaction; DL, dose level; LOQ, limit of quantification; S, screeningThese initial results reinforce the potential of Galapagos’ innovative, decentralized cell therapy manufacturing platform to deliver fresh, stem-like, early memory CD19 CAR T-cell therapy, with a median vein-to-vein time of seven days.Building on these encouraging data and in line with our goal to streamline the business as announced on January 8, 2025 and February 12, 2025, we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.

Galápagos
PLATFORMS AND PORTFOLIO

GLPG5201: CD19 CAR-T in relapsed/refractory chronic lymphocytic leukemia and Richter transformation

GLPG5201 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy and feasibility of decentralized manufactured GLPG5201 were evaluated in the EUPLAGIA-1 Phase 1/2, open-label, multicenter study in patients with relapsed/refractory chronic lymphocytic leukemia (R/R CLL), small cell lymphocytic lymphoma (R/R SLL), and Richter transformation (RT).

Patients with CD19+ R/R CLL or R/R SLL with >2 lines of therapy are eligible to participate, and patients with RT are eligible regardless of prior therapy. The primary objective of the Phase 1 part of the study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The dose levels that are evaluated in the Phase 1 part of the study are $35x10^6$ (DL1) and $100x10^6$ (DL2) CAR+ viable T cells.

The primary objective of the Phase 2 part of the study is to assess the ORR and the secondary objectives including the analysis of the CRR, duration of response, progression free survival, overall survival, safety pharmacokinetic profile, and feasibility of decentralized manufacturing.

EUPLAGIA-1 Phase 1/2 study design and objectives


Key eligibility criteria
CD19⁺ R/R CLL after ≥ 2 prior LOT, including a BTKi, BCL2i, and/or PI3Ki
Richter transformation, regardless of prior LOT
Age ≥ 18 years
ECOG PS 0 or 1
No prior CD19-targeted therapies
Decentralized manufacturing
Day −35ᵃ
Day −7
Day 0
Day 28
Follow-up
Day −6 to Day −4:
Flu/Cy conditioning chemoᵇ
Screening
Leukapheresis
GLPG5201 single fresh infusion
First response assessment

Phase 1 primary objectives:	Phase 2 primary objective:	Secondary objectives:
Safety and determination of a recommended Phase 2 dose	Efficacy (ORR)	Safety Efficacy (CRR, MRD⁻, DOR, PFS, OS) Pharmacokinetics and pharmacodynamics Feasibility of decentralized manufacturing

[a]Screening could take place up to a maximum of 28 days prior to leukapheresis. [b]Conditioning chemotherapy: fludarabine IV (30 mg/m^2/day); cyclophosphamide IV (300 mg/m^2/day). BCL2i, B-cell lymphoma 2 inhibitor; BTKi, Bruton tyrosine kinase inhibitor; CLL, chronic lymphocytic leukemia; CRR, complete response rate; Cy, cyclophosphamide; DOR, duration of response; ECOG PS, European Cooperative Oncology Group performance status; Flu, fludarabine; IV, intravenous; LOT, lines of treatment; MRD, minimal residual disease; ORR, objective response rate; OS, overall survival; PFS, progression-free survival; PI3Ki, phosphoinositide 3-kinase inhibitor.

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Baseline characteristics EUPLAGIA-1: heavily pre-treated CLL and RT patient populations

	CLL (N = 6)	RT (N = 9)
Age, median (range), years	68 (58–74)	65 (50–74)
Male sex, n (%)	4 (67)	6 (67)
Race, n (%)		
White	6 (100)	8 (89)
Hispanic or Latino	0 (0)	1 (11)
ECOG PS, n (%)		
0	3 (50)	4 (44)
1	3 (50)	5 (56)
LDH, median (range), U/L	235 (174–297)	242 (152–535)
SPD, median (range), cm^2	31.8 (5.2–67.5)	14.6 (3.8–112.8)
ALC, median (range), 10^9/L	33.97 (1.40–110.40)	1.03 (0.48–1.40)
High-risk molecular features, n/n available (%)[a]		
17p deletion	1/5 (20)	2/9 (22)
TP53 mutated	1/5 (20)	5/9 (56)
11q deletion	1/5 (20)	2/9 (22)
Complex karyotype	2/4 (50)	1/2 (50)
IGHV unmutated	5/5 (100)	8/8 (100)

Treatment history in patients with CLL (N = 6)	
No. of total prior therapy lines, median (range)	4 (2–10)
BTKi and BCL2i, n (%)	6 (100)

Treatment history in patients with RT (N = 9)	
No. of total prior therapy lines, median (range)	3 (3–5)
Prior CLL-directed therapy, n (%)	9 (100)
No. of prior CLL-directed therapy lines, median (range)	1 (1–3)
Prior RT-directed therapy, n (%)	8 (89)
No. of prior RT-directed therapy lines, median (range)	2 (0–4)

[a] Information on 17p deletion, TP53 mutation, and 11q deletion was reported for 14 patients at data cutoff (CLL, N = 5; RT, N = 9). One patient had missing data. Karyotyping was reported for 6 patients (CLL, N = 4; RT, N = 2). Baseline is defined as the last assessment prior to leukapheresis. Data cutoff: February 21, 2024. ALC, absolute lymphocyte count; BCL2i, B-cell lymphoma 2 inhibitor; BTKi, Bruton tyrosine kinase inhibitor; CLL, chronic lymphocytic leukemia; ECOG PS, Eastern Cooperative Oncology Group performance status; IGHV, immunoglobulin heavy-chain variable region gene; LDH, lactate dehydrogenase; RT, Richter transformation; SPD, sum of the product of perpendicular diameters.

In December 2024, we presented initial encouraging safety and efficacy encore data from the EUPLAGIA-1 Phase 1/2 study during a poster session at the 2024 Annual Meeting of the American Society of Hematology (ASH) Meeting.

As of the data cut-off on February 21, 2024, patient recruitment of the Phase 1 dose-finding part of EUPLAGIA-1 has been completed and, 15 patients (6 at dose level 1 (DL1); and 9 at dose level 2 (DL2)) were enrolled, all of whom were diagnosed with R/R CLL, and 9 with additional RT. All 15 Phase 1 batches were manufactured using Galapagos' decentralized platform and infused as a single fresh, fit product within a median vein-to-vein time of seven days, with 80% of patients receiving the product in seven days. Safety and efficacy results were available for 15 patients.

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The results are summarized below:

- Overall, 13 of 15 efficacy evaluable patients responded to treatment (Objective Response Rate (ORR) of 93%) and 10 of 15 patients achieved a Complete Response (CRR of 66.7%). 8 of 9 patients with RT responded to treatment (ORR of 89%) and 6 of 9 RT patients achieved a Complete Response (CRR of 67%). At time of analysis, 10 of 13 of responding patients (77%) were in ongoing response with a median follow-up of 6 months; 2 of 3 patients who progressed after an initial response had confirmed CD19-negative disease.
- At the higher dose level (DL2), 8 of 8 patients responded to treatment (ORR of 100%), 5 of 8 patients achieved a Complete Response (CRR of 63%), and 6 of 6 patients with RT responded to treatment (ORR of 100%).
- GLPG5201 showed an encouraging safety profile with most treatment emergent adverse events (TEAEs) of Grade 1 or 2, mostly hematological. Cytokine release syndrome (CRS) Grade 1 or 2 was observed in 53% of the patients, and no CRS Grade ≥ 3 or any immune effector cell-associated neurotoxicity syndrome (ICANS) were observed. Two deaths occurred in patients with RT: one event of cytomegalovirus colitis 14.5 months post-infusion in a patient with complete response (CR), and one death due to disease progression 110 days post-infusion.
- The proportion of early T-cell phenotypes was higher in the final product (FP) compared with leukapheresis starting material (SM): $CD4^+$ T cells median (range) change +23.6% (−17.9 to 39.3), with an increase observed in 10 out of 13 patients; $CD8^+$ T cells median (range) change +50.8% (7.6 to 73.3), with an increase observed in 13 out of 13 patients. The ratio of $CD4^+$:$CD8^+$ CAR T cells increased in the FP. Robust CAR T-cell expansion was observed by qPCR in all patients, independent of DL. Peak expansion and exposure were comparable between patients with CLL and RT. Median time to peak expansion was 14 days for both subgroups.
- Persistence was durable and could be detected in peripheral blood up to 15 months post-infusion.

Encouraging efficacy data:
EUPLAGIA-1 preliminary results in heavily pretreated patient population

High OR and CR rates were observed (best response at any time after infusion)


All patients[a] (N = 15)
CLL (N = 6)
RT (N = 9)
ORR 83% CRR 50%
ORR 89% CRR 78%
ORR 87% CRR 76%
ORR 100% CRR 33%
ORR 67% CRR 33%
ORR 67% CRR 67%
ORR 100% CRR 100%
Patients (%)
100
80
60
40
20
0
1/6
2/6
3/6
1/9
1/9
7/9
2/15
3/15
10/15
2/3
1/3
1/3
1/3
1/3
1/3
2/3
6/6
DL1 (n = 6)
DL2 (n = 9)
All patients (n = 15)
DL1 (n = 3)
DL2 (n = 3)
DL1 (n = 3)
DL2 (n = 6)
Best response: CR PR No response (stable disease, progressive disease, or not evaluable)

[a]Combined response: iwCLL criteria for patients with CLL and Lugano classification for patients with RT, as per investigator's assessment. CLL, chronic lymphocytic leukemia; CR, complete response; CRR, complete response rate; DL, dose level; iwCLL, International Workshop on CLL; OR, objective response; ORR, objective response rate; PR, partial response; RT, Richter transformation.

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Encouraging safety data:
EUPLAGIA-1 preliminary Phase 1 data in heavily pretreated patient population

TEAEs up to 14 weeks after infusion, n (%)	Phase 1		
	DL1 n = 6	DL2 n = 9	All patients N = 15
Any TEAE	6 (100)	9 (100)	15 (100)
Any GLPG5201-related TEAE	6 (100)	8 (89)	14 (93)
Serious TEAE	2 (33)	5 (56)	7 (47)
TEAE leading to death	0	0	0
Any Grade ≥ 3 TEAE	6 (100)	9 (100)	15 (100)
Hematological Grade ≥ 3 TEAEs			
Neutropenia[a]	6 (100)	7 (78)	13 (87)
Anemia[b]	3 (50)	2 (22)	5 (33)
Lymphopenia[c]	0	1 (11)	1 (7)
Thrombocytopenia[d]	1 (17)	4 (44)	5 (33)
CRS[e]			
Grade 1/2	3 (50)	5 (56)	8 (53)
Grade ≥ 3	0	0	0
Time to onset, median (range), days	4.0 (4–7)	4.5 (1–13)	4.0 (1–13)
Duration, median (range), days	5.0 (3–6)	5.5 (3–9)	5.0 (3–9)
CRS toxicity management			
Tocilizumab	2 (33)	5 (56)	7 (47)
Dexamethasone	1 (17)	3 (33)	4 (27)
ICANS[e]	0	0	0
Infection, Grade ≥ 3	0	2 (22)	2 (13)
Prolonged cytopenia,[f] Grade ≥ 3			
30 days after infusion	2 (33)	3 (33)	5 (33)
60 days after infusion	2 (33)	4 (44)	6 (40)

[a] Includes neutropenia/neutrophil count decreased.
[b] Includes anemia/hemoglobin level decreased.
[c] Includes lymphopenia/lymphocyte count decreased.
[d] Includes thrombocytopenia/platelet count decreased.
[e] Events can be recorded during the treatment period (up to 14 weeks after infusion) or during follow-up.
[f] Includes all events related to neutropenia, thrombocytopenia, anemia, and lymphopenia.
CRS, cytokine release syndrome; DL, dose level; ICANS, immune effector cell-associated neurotoxicity syndrome; RT, Richter transformation; TEAE, treatment-emergent adverse event.

Deaths:

- 1 patient with RT died of an unrelated infection while in complete response
- 1 patient with RT died due to disease progression

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Galapagos NV Annual Report 2024

GLPG5201 product characteristicsHigher proportions of early T-cell phenotypes (naïve/stem cell memory [TN/SCM] and central memory [TCM]) were observed in the final product versus leukapheresis starting materialThe ratio of CD4+ to CD8+ CAR T cells increased in the final product compared with the starting material[Graphic Appears Here]Exploratory flow cytometry analysis of T-cell subsets in the apheresis starting material and final product for paired patient samples (N = 13). A, Percentageof early phenotypes (sum of TN/SCM [CD45RO-CD197+] and TCM [CD45RO+CD197+]) of CD4+ or CD8+ cells (gated on CAR+ cells for the final product). B, Ratio of CD4+ to CD8+ cells (gated on CAR+ cells for the final product). Data cutoff: February 21, 2024. CAR, chimeric antigen receptor; CLL, chronic lymphocyticleukemia; FP, final product; Med, median; RT, Richter transformation; SM, starting material; TCM, central memory T cells; TN/SCM, naïve/stem cell memory T cells.The fitness of the final product was evaluated by measuring the level of CAR T-cell expansion. We observed robust CAR T-cell expansion in treated patients across both dose levels.

Cellular expansion of GLPG5201Robust CAR T-cell expansion was observed, independent of the dose received [Graphic Appears Here]Quantification of GLPG5201 in peripheral blood by quantitative polymerase chain reaction. Data available for 15 (DL1, n = 6; DL2, n = 9) patients at data cutoff. Data cutoff: February 21, 2024. D, Day; DL, dose level; M, Month; S, Screening; W, Week.Upon infusion, abundance of CD4+ and CD8+ naïve/stem cell memory CAR T cells in the FP positively correlated with in vivo CAR T-cell exposure (AUCd0-28) (Spearman rank correlation [95% CI] for CD4+: 0.67 [0.23, 0.91], and for CD8+: 0.80 [0.50, 0.93]).Early Phenotypes and ExposureHigher proportions of early memory phenotype CD8+ CAR T cells in the infused product correlated with higher in vivo CAR T-cell exposure (AUCd0–28)[Graphic Appears Here]Black line shows monotonic increasing (P-spline) fit, and the gray area shows the 95% confidence interval. Data cutoff: February 21, 2024. AUCd0–28, area under the curve from Day 0 to Day 28; TCM, central memory T cells; TN/SCM, naïve/stem cell memory T cells.

Galápagos
PLATFORMS AND PORTFOLIO

Building on the encouraging ATALANTA-1 data and in line with our goal to streamline the business as announced on January 8, 2025 and February 12, 2025, we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.

GLPG5301: BCMA CAR-T in relapsed and refractory multiple myeloma

GLPG5301 is a second-generation/4-1BB B-cell maturation antigen (BCMA)-directed CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy and feasibility of decentralized manufactured GLPG5301 are being evaluated in the PAPILIO-1 Phase 1/2, open-label, multicenter study in patients with relapsed/refractory multiple myeloma (R/R MM) after ≥2 prior lines of therapy.

The primary objective of the Phase 1 part of the PAPILIO-1 study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The primary objective of the Phase 2 part of the study is to evaluate the efficacy of GLPG5301, as measured by the Objective Response Rate (ORR). Secondary objectives for both Phase 1 and Phase 2 include further assessment of the safety of GLPG5301, additional efficacy endpoints, including assessment of Minimal Residual Disease (MRD), as well as the feasibility of decentralized manufactured GLPG5301 in R/R MM patients. Each enrolled patient will be followed for 24 months. During Phase 1, up to 2 dose levels will be evaluated and at least 12 patients will be enrolled to establish the recommended Phase 2 dose. Approximately 30 additional patients will be enrolled in the Phase 2 part of the study to further evaluate the safety and efficacy of GLPG5301.

The Phase 1 part of the PAPILIO-1 Phase 1/2 study is currently recruiting patients. Upon completion of Phase 1 and analysis of the data, we will evaluate the most appropriate development strategy and next steps.

We aim to present Phase 1 data at a future medical conference.

PAPILIO-1 Phase 1/2 study design of GLPG5301 in R/R MM


Ph1 - dose escalation (n≈12-24)
• Up to three DL
Ph2 - dose expansion (n≈30)
• ᵃ5301 RP2D dose
Key eligibility criteria
• R/R MM
• Exposed to IMiD, Pi, and CD38
• ≥2 prior LoT
• No prior BCMA-targeted therapy
Decentralized manufacturing
Day −35*
Day −7
Day 0
Day 28
Follow-up monthly
Day −6 to Day −4: Flu/Cy conditioning chemo †
Screening
Leukapheresis
GLPG5301 single fresh infusion
First response assessment

*Screening can take place up to a maximum of 28 days prior to leukapheresis. †Lymphodepleting chemotherapy: fludarabine IV (30 mg/m^2/day); cyclophosphamide IV (300 mg/m^2/day)
IMiD, immunomodulatory drug; Pi, proteasome inhibitor; Cy, cyclophosphamide; Flu, fludarabine; LOT, lines of treatment; RP2D, recommended Phase 2 dose; R/R, relapsed/refractory

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Uza-cel: MAGE-A4 directed TCR T-cell therapy candidate, co-expressing CD8Î±In May 2024, we signed a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4, and co-expressing the CD8Î± co-receptor, for head and neck cancer, and potential future solid tumor indications, using Galapagos’ cell therapy manufacturing platform. Under the terms of the agreement, Adaptimmune will receive initial payments totaling $100 million, option exercise fees of up to $100 million, additional development and sales milestone payments of up to a maximum of $465 million, plus tiered royalties on net sales.[Graphic Appears Here]Uza-cel has the same engineered T-cell receptor (TCR) as afamitresgene autoleucel (afami-cel), which has demonstrated efficacy in synovial sarcoma, plus an additional CD8Î± co-receptor that expands the immune response and improves potency against non-sarcoma MAGE-A4–expressing solid tumors (Ref.: NCT04044768; D’Angelo SP. Lancet. 2024;403:1460; Anderson VE. J lmmunother. 2023;46:132. 3. Moreno V. Presented at ESMO, FPN:1019O, October 23, 2023, Madrid)In December 2024, we and Adaptimmune presented strong preclinical proof-of-concept data at the annual ASH meeting for uza-cel. The data demonstrated that Galapagos’ decentralized cell therapy manufacturing platform can produce uza-cel with features that may result in improved efficacy and durability of response in the clinic compared with the existing manufacturing procedure (see graphs below).Preparations are ongoing with the goal to start clinical development in 2026.

xCELLigence cytotoxicity assay on T-cell products manufactured using Galapagos’ decentralized manufacturing (GDM) versus current centralized platform (CCP)[Graphic Appears Here]xCELLigence cytotoxicity assay at GDM lab showed GDM cells had more significant killing compared with CCP cells at the lowest effector to target cell (E:T) ratio. Incucyte cytotoxicity assay at CCP lab showed similar killing patterns using both manufacturing methods at all E:T ratios tested (not shown), although 1:1 was the lowest E:T tested.Next-generation early-stage cell therapy pipelineOur proprietary early-stage pipeline provides a strong foundation for sustainable value-creation.It comprises multi-targeting, armored cell therapy constructs designed to improve potency, prevent resistance, and improve persistence of CAR-Ts in high-unmet need hematological and solid tumors, including B-cell malignancies, SCLC, and neuro-endocrine and platinum-resistant ovarian cancer.We plan to initiate clinical development of a novel CAR-T candidate in 2025 and to expand our clinical pipeline of next-generation programs with the addition of at least one clinical asset from 2026 onwards.

Galápagos
PLATFORMS AND PORTFOLIO

Immunology

By exploring new frontiers in science and technology, we strive to accelerate innovation of transformational medicines that deliver more years of life and quality of life for patients and families living with immune-mediated conditions. On January 8, 2025, we announced our intention to separate into two publicly traded entities, with Galapagos to focus solely on advancing its leadership in cell therapy. As a result of this planned strategic focus, we are currently seeking partners to take over our small molecule portfolio in immunology.

Jyseleca® Franchise

On January 31, 2024, we announced the successful completion of the transaction to transfer our entire Jyseleca® (filgotinib) business to Alfasigma S.p.A. (Alfasigma), including the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 Galapagos positions in 14 European countries have been transferred to Alfasigma to support business continuity and ongoing patient access.

In 2020, filgotinib obtained regulatory approval in Europe, Great Britain, and Japan for the treatment of adult patients with moderate-to-severe active rheumatoid arthritis (RA). Filgotinib obtained regulatory approval for the treatment of adults with moderate-to-severe ulcerative colitis (UC) in the European Union in 2021, and in Great Britain and Japan in January and March 2022, respectively.

As a consequence of the transfer of the Jyseleca® business to Alfasigma, the revenues and costs related to Jyseleca® for the full years 2024 and 2023 are presented separately from the results of the Company's continuing operations on the line 'Net profit from discontinued operations, net of tax' in the consolidated income statement.

Under the terms of the agreement, Galapagos received a €50 million upfront payment and is eligible to receive potential sales-based milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales. Galapagos will contribute up to €40 million to Alfasigma by June 2025 for Jyseleca® related development activities.

TYK2 Program: GLPG3667

We are advancing our TYK2 inhibitor, GLPG3667, in two Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM). Patient randomization of the SLE study was completed in February 2025, ahead of schedule. Topline results for the entire GLPG3667 program are anticipated in the first half of 2026.

Following the planned strategic reorganization as announced early this year, we are seeking potential partners to take over our small molecule assets, including GLPG3667 for SLE, DM, and other potential auto-immune indications.

GLPG3667 is an investigational reversible and selective TYK2 kinase domain inhibitor that was discovered by us and evaluated in a Phase 1 healthy volunteer study in 2020. The Phase 1 study was a randomized, double-blind, placebo-controlled dose escalation study evaluating safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of single and multiple ascending oral doses of GLPG3667 for 13 days.

Blood was drawn at multiple time points on Day 1 and on Day 10 and stimulated *ex vivo* with several cytokines, including IFNα, to analyze the level of inhibition of inflammation, including the effect on phosphorylated signal transducer and activator of transcription (pSTAT) signaling as well as hematological parameters, lipids, and creatine phosphokinase (CPK) (see graphs below).

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Galapagos NV Annual Report 2024

GLPG3667 is a potent, selective TYK2 inhibitor [Graphic Appears Here][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE][GRAPHIC APPEARS HERE]HV: healthy volunteer. Source: company dataNo effect on hematological parameters, lipids and CPKGraphic Appears Here]Mean values. Source: company data. CPK: creatine phosphokinaseFollowing these results, we initiated a randomized, placebo-controlled, double-blind Phase 1b study in 31 patients with moderate-to-severe plaque psoriasis. Patients were randomized in a 1:1:1 ratio to a daily oral dose of GLPG3667 (low dose or high dose) or placebo, for a total of 4 weeks.

Galápagos
PLATFORMS AND PORTFOLIO

In July 2021, we announced positive topline results demonstrating that GLPG3667 was generally well tolerated with a positive response signal at Week 4 (see graph below):

- At Week 4, 4 out of 10 patients in the high dose group had a Psoriasis Area and Severity Index (PASI)50 response, defined as at least a 50% improvement in PASI from baseline, compared to one out of 10 subjects on placebo. There were no subjects with a PASI 50 response on the low dose of GLPG3667. The 4 responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvement respectively in their PASI scores from baseline, while the subject randomized to placebo improved by 52%. Positive efficacy signals were also observed with the high dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at Week 4.

Phase 1b psoriasis study with GLPG3667

Clinical activity at 4 weeks with once daily dosing


PASI 75
PASI 50
% of subjects achieving %CFB or less
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
-100%
-75%
-50%
-25%
0%
25%
PASI %CFB
'3667 (150mg) (N=10)
'3667 (50mg) (N=11)
Placebo (N=10)

- One subject in the low dose group interrupted participation in the study for one day due to exacerbation of psoriasis. The majority of treatment related adverse events (AEs) were mild in nature and transient. There were no deaths or serious adverse events (SAEs) in this 4-week study.

GLPG3667 in systemic lupus erythematosus (SLE)

In August 2023, we announced that the first patient was enrolled in GALACELA, the Phase 3-enabling study with GLPG3667 in patients with SLE.

GALACELA Phase 2 study design with GLPG3667 in SLE


Screening
'3667 oral
Placebo
Follow-up
48 weeks
4 weeks
Adults with active systemic lupus erythematosus (N≈140)
Primary endpoint: proportion of subjects with improvement at Week 32 according to SLE Responder Index (SRI)-4
Secondary endpoints: proportion of subjects achieving BICLA, CLASI-A, LLDAS scores, joint count readouts, safety/tolerability, PK

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Galapagos NV Annual Report 2024

GALACELA is a Phase 3- enabling randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy, safety, tolerability, pharmacokinetics, and pharmacodynamics of GLPG3667 in adults with active SLE. A once-daily oral administration of GLPG3667 or placebo will be investigated in approximately 140 adult patients with SLE for 32 weeks.The primary endpoint is the proportion of patients who achieve the SLE responder index (SRI)-4 response at Week 32. The secondary efficacy endpoints are the proportion of patients who achieve the British Isles Lupus Assessment Group (BILAG)-based Composite Lupus Assessment (BICLA) response at Week 32, proportion of patients with >=50% reduction in Cutaneous Lupus Erythematosus Disease Area and Severity Index Activity (CLASI-A) score at Week 16, proportion of patients who achieve Lupus Low Disease Activity State (LLDAS) at Week 32 and change from baseline in the 28-joint count for tender, swollen, and tender and swollen (active) joints at Week 32.In February 2025, patient randomization for the GALACELA study was completed, ahead of schedule.GLPG3667 in dermatomyositis (DM)In April 2023, we announced that the first patient was dosed in GALARISSO, the Phase 2 study with GLPG3667 in DM patients.GALARISSO Phase 2 study design with GLPG3667 in DMAdults with active dermatomyositis and reduced muscle strengthPrimary endpoint: proportion of subjects with improvement at Week 24 according to ACR/EULAR criteria[GRAPHIC APPEARS HERE]Secondary endpoints: change from baseline in m-CDASI-A, safety/tolerability, PK[GRAPHIC APPEARS HERE]GALARISSO is a Phase 3-enabling randomized, double-blind, placebo-controlled, multi-center study to evaluate the efficacy and safety of GLPG3667. A daily oral administration of GLPG3667 150mg or placebo will be investigated in approximately 62 adult patients with DM over 24 weeks. The primary endpoint is the proportion of patients with at least minimal improvement in the signs and symptoms of DM at Week 24 according to the American College of Rheumatology (ACR) and the European League Against Rheumatism (EULAR) criteria. Topline results for the entire GLPG3667 program in both SLE and DM are expected in the first half of 2026.

SustainabilityStatements

Galápagos
SUSTAINABILITY STATEMENTS

General Disclosures

Basis for Preparation

Galapagos NV is a limited liability company incorporated in Belgium with its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. In the notes to the consolidated sustainability statements, references to "we", "us," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries. The scope of this report and the subsequent financial and sustainability statements are identical to and consolidated at the level of Galapagos NV, which means that the information is exclusively related to Galapagos and – where available – its value chain. No subsidiary undertakings are exempt from consolidated sustainability reporting pursuant to Article 29a of Directive 2013/34/EU. We refer to **note 33** of the financial statements for a list of consolidated companies.

The sustainability statement provides an overview of our approach on how we identify our material sustainability topics and report on our progress towards our priorities in the financial year 2024. In preparing the sustainability statement, we have considered the expectations of our stakeholders to ensure that it addresses the topics identified as material to them. We conducted a double-materiality assessment covering the entire value chain. As a consequence, this sustainability statement covers both upstream and downstream Impacts, Risks and Opportunities (IROs). The mapping of Our Value Chain **can be found here**. No relevant material information was omitted from the statement, except information related to intellectual property due to its classified and sensitive information. Since our initial materiality assessment was conducted in 2022, there was no available guidance or formal legislation at the time. As a result, we adopted commonly used definitions for time horizons, defining the medium term as 3–5 years and the long term as beyond 5 years.

It is important to note that Jyseleca® and its related activities are included in the 2024 double materiality assessment and sustainability statement, despite the fact that Galapagos transferred that business to Alfasigma as announced on January 31, 2024. The transfer included the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca®, and approximately 400 Galapagos positions in 14 European countries. The transfer of Jyseleca® had no significant impact on the identified impacts, risks, or opportunities as concluded during the double materiality update in 2024. Additionally, the implications of the transfer on our policies, actions, and targets were assessed, as outlined in the **Our Ambition by 2028** section. Jyseleca® and its related activities are included in our reported metrics from the start of the reporting period until the disposal date, and are excluded from year-end metrics.

In addition, on January 8, 2025, Galapagos announced its plan to separate into two publicly traded entities. Further information can be found in **Separation section** of this annual report. As a result of this intended strategic reorganization, Galapagos will be a much smaller organization post separation. This plan, together with the fact that the average number of employees during 2024 at balance sheet date did not exceed the threshold of 750 employees, resulted in the decision to use the "phasing in provisions" in accordance with Appendix C of ESRS 1, which are included in the **Reference table**.

Most of the quantitative data included in this report have been directly sourced from our systems. Any data obtained through alternative methods, such as estimations or extrapolations within our value chain, are clearly identified as such and include a degree of estimation uncertainty.

The basis of preparation, accuracy levels, estimation of outcome uncertainty, and, where applicable, planned actions to improve the accuracy and reduce uncertainty in future annual reports are disclosed for each material topic in the topical reporting sections of this report.

For most disclosures, except for disclosures in the environmental information, comparative data are not available for 2024 as reporting definitions were aligned with ESRS definitions this year. If comparative data are available but not subject to limited assurance procedures, it is clearly marked in the disclosures.

The inclusion of information and data in the sustainability statements is not an indication that such information or data, or the subject matter of such information or data, is material to us for purposes of applicable securities laws or otherwise.

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Galápagos
SUSTAINABILITY STATEMENTS

The principles used to determine whether to include information or data in this report do not correspond to the principles of materiality or disclosure contained in the United States (U.S.) securities laws used to determine whether disclosures are required to be made in filings with the U.S. Securities and Exchange Commission (SEC), or principles applicable to the inclusion of information in financial statements.

Our Sustainability Commitment – *Forward, Sustainably*

Our vision is to transform patient outcomes through life-changing science and innovation for more years of life and quality of life around the world. Our unwavering commitment to working for and with our patients will always remain at the heart of what we do. This commitment is reflected in our pioneering research and development of innovative medicines.

We firmly believe that our focus on patients is intrinsically linked to our responsibility toward the health of our planet and the wellbeing of our employees.

Our approach to Sustainability is encapsulated in the principle "*Forward, Sustainably*" which guides our strategy to bring ethical, responsible innovation in everything we do – from how we develop therapies to how we collaborate with our colleagues, partners, patients, and other stakeholders. This includes adopting new strategies and performance metrics to enhance environmental health, foster employee well-being and engagement, and uphold ethical and transparent operations.

We recognize that operating as a responsible and sustainable business is key to our success to drive value for all our stakeholders.

Our Sustainability Governance

In 2022, together with the members of our Executive Committee, we established a cross-functional Sustainability Steering Committee, composed of different employees and leaders to ensure appropriate representation from across the entire organization. The Sustainability Steering Committee ensures that environmental, social, and governance considerations, related impact, risks and opportunities, and the development of sustainability-related metrics and targets, are fully integrated into our decision-making and monitoring processes, including those related to our business strategy, key investments, and performance. The Committee consists of senior management members and subject matter experts covering key areas of our operations and sustainability topics, including Compliance, Legal, Finance, Procurement, Human Resources, Site Operations, Investor Relations, and Communications.

The Executive Committee, informed regularly by the Sustainability Steering Committee, oversees and approves the measures and operational structure and progress related to the sustainability program. In addition, our Board of Directors, supported by the Audit Committee, supervises the sustainability oversight structure as well as the strategy for public disclosure with respect to ESG (Environmental, Social and Governance) matters in accordance with our Corporate Governance Charter.

As the majority of our sustainability material topics are inherently aligned with our core business, the impacts, risks and related opportunities, as well as controls and procedures to manage these, are embedded in our existing governance infrastructure, as described in the **Committees** section of our Corporate Governance section.

Furthermore, the members of the Sustainability Steering Committee, Executive Committee, Audit Committee and Board of Directors (resp. our administrative, management, and supervisory bodies) have extensive expertise related to our sustainability material topics.

This deep integration ensures that sustainability considerations are embedded in our governance and decision-making processes. Additionally, to further enhance our oversight capabilities, we have access to external experts for specific areas, such as carbon accounting, allowing us to supplement our in-house knowledge with specialized insights. This combination of internal expertise and external advisory support enables us to effectively manage our material impacts, risks, and opportunities, ensuring a robust approach to sustainability governance.

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Galapagos NV Annual Report 2024

Galápagos
SUSTAINABILITY STATEMENTS

In 2024, to support the implementation of our sustainability program and **our ambition by 2028**, a corporate objective was set up specifically for ESG (see **Remuneration Report**). This was applicable to the entire organization, including members of the Executive Committee. Specific metrics and targets for the ongoing program are still under development.

Risk Management for ESG Reporting

Our overarching risk management framework is set out in the **Risk Management and Internal Control** section of this report. Many elements of sustainability risk are already included within that existing framework and are also incorporated into the Enterprise Risk Framework currently in development. As we have been building our ESG program, we have been evolving our existing risk management activities to further incorporate these additional regulatory expectations. This includes setting out the functions who are accountable for the reportable data and ensuring a robust approach to data governance to ensure accurate reporting.

The governance of our sustainability program through the Sustainability Steering Committee, a sub-group of the Galapagos Management Committee, and regular reporting to the Galapagos Audit Committee ensure that significant risks are highlighted for appropriate resolution.

Double Materiality Assessment

Driven by our vision to transform patient outcomes through life-changing science and innovation, we understand that our business actions impact both society and our financial performance.

Double Materiality Assessment

To determine our key goals and priorities, we conducted an impact materiality assessment in 2022, which enabled us to identify the topics most relevant to our internal and external stakeholders. The analysis provided insights into our potential impact on society and the world, allowing us to better monitor emerging business challenges and opportunities.

In 2023, to meet the requirement introduced by the European Corporate Sustainability Reporting Directive (CSRD), we completed a first iteration of the double materiality assessment by including, in addition to the impact materiality assessment, a financial materiality assessment. In 2024, we updated our double materiality assessment to reflect the business changes related to the transfer of the Jyseleca® business to Alfasigma as described below.

Our Global Value Chain

Assessing our value chain is a key element to our materiality assessment process and helps us better understand the broader impacts of both our upstream and downstream operations (see picture below). By identifying and collaborating with our value chain stakeholders (i.e., suppliers, partners, and other entities), we have gained valuable insights into key environmental, social, and economic impacts associated with our global operations. This collaborative approach enables us to identify areas where we can work together to reduce risks and identify opportunities. Additionally, by monitoring our value chain, we can align more closely with stakeholder expectations, support responsible sourcing and foster transparency, and establish a sustainable supply chain for our research and development activities in oncology. This integrated perspective allows us to make meaningful progress toward shared sustainability goals that extend beyond our own, immediate operations.

Our value chain map provides a foundation for better identifying and assessing our material impacts, risks and opportunities within the global value chain. Following the completion of the Jyseleca® activities transfer in 2024, we phased out the associated segment in the graphical representation of our value chain below.

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Galapagos NV Annual Report 2024

[Graphic Appears Here]CRO, Clinical research organization; DMU, Decentralized Manufacturing Unit; GCP, Good clinical practice; GLP, Good laboratory practice; GMP, Good manufacturing practice *not considered as material in DMA2024, identified as emerging material topicTo read more about our goal towards value creation, we refer to the strategy and portfolio and platforms section of this report.

Galápagos
SUSTAINABILITY STATEMENTS

Engaging with Our Stakeholders

To inform our double materiality process, we engaged with a diverse group of stakeholders, including patient organizations, patient experts, healthcare professionals, research and development partners, supply chain partners, investors, employees, and members of the Management Committee and our Sustainability Steering Committee.

Our engagement process involved structured interviews, surveys, and questionnaires designed to gather feedback from relevant stakeholder groups and to capture a wide range of perspectives regarding impacts, and risks and opportunities associated with our business. Internal and external stakeholders were invited to review a list of potential material topics via a survey to identify the five topics they considered most and least relevant to us and our core mission. They were also given the opportunity to suggest any additional material topics not included in the initial list.

In addition to the surveys and interviews conducted, we maintain an ongoing dialogue with our stakeholders through our sustainability and function leads. Our Board of Directors, Executive Committee, and Management Committee receive regular comprehensive updates on stakeholder expectations around sustainability topics, including ethical business conduct, social and environmental responsibility, ensuring that stakeholder concerns are considered in decision-making at all levels and reinforcing our commitment to sustainability.

The feedback we receive from our stakeholders through both the double materiality assessment and on an ongoing basis, serves as critical input to our sustainability strategy and all elements of our governance and sustainability program as part of our ongoing due diligence, enabling us to better align with our priority areas (as defined in the section **Our Ambition**), such as patient engagement and employee-related topics.

Assessing Our Results

Our stakeholder engagement process provided the basis for the impact materiality portion of our double materiality assessment. A team of internal experts collected and assessed the inputs and topics identified by stakeholders, scoring these based on severity (scale, scope, and likelihood of occurrence) for both positive and negative impacts, as well as the irremediable nature for negative impacts.

For the financial materiality aspect of the double materiality assessment, we assessed the financial risks and opportunities, including (potential) financial effects incorporated in our financial statements. We considered severity aligned with our financial materiality thresholds, as well as likelihood aligned with our internal risk register. This process was followed for all sustainability topics, including climate-related ones. As mentioned in **E1-Climate change**, we didn't perform a detailed climate risk analysis.

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Galapagos NV Annual Report 2024

In 2024, we updated our double materiality assessment to reflect the business changes related to the transfer of the Jyseleca® business to Alfasigma, which impacted the materiality thresholds with regard to our number of employees and financials. The graphic below presents an overview of all the topics that have been determined to be material for us: [Graphic Appears Here] Descriptions of the identified IROs are provided in the topical chapters of this report and are visually mapped to their respective positions in our value chain.

Sustainability due diligenceWe are committed to responsible business conduct (as set out in G1-Business Conduct) throughout our value chain which is clearly aligned with our membership of the UN Global Compact. We have embedded due diligence into our governance, strategy and business model. We take steps to identify and mitigate any potential or actual impacts within our own workforce and these can be found in section S1-Own workforce. We also have in place the overarching elements of our compliance program, which are set out in the Governance section, and further strengthen our overall sustainability due diligence. Through engaging with affected stakeholders, we are working to ensure that all key steps of the due diligence process reflect their input, which was captured in our double materiality assessment process above. Given the nature of Galapagos as an EU-based company, with very limited operations outside of these countries, our sustainability due diligence approach is primarily focused on the activities of third parties in our supply chain.Our more targeted approach to due diligence within our supply chain, is as a result of our double materiality assessment process, where we identified and assessed that our third parties pose the biggest potential risk and adverse impacts for us from both an environmental and social perspective. As such, we have taken actions to address those adverse impacts by establishing a number of processes which make up our supplier due diligence activities. We maintain a list of preferred vendors with whom we have established relationships and expectations and also a further list of Qualified Vendors who are approved to provide Good Practice (“GXP”)-related goods/services to Galapagos.We undertake a third party risk assessment process which is proportionate to the identified risk of the working relationship, based on elements that include the nature of the goods/services provided and the location in which the activities take place.Our due diligence then considers questions of environmental sustainability, ethical business conduct, compliance with legislation including GDPR and Anti-Bribery laws, and also specific GXPs that are applicable throughout our business. This helps us to appoint third parties who will operate in line with the Galapagos expectations.Once our suppliers and vendors are on board, we require that they comply with our Supplier Code of Conduct which sets out all the expected standards. During the ongoing relationship, and where relevant e.g. GXP suppliers, regular audits and/ or monitoring activities are established to track the effectiveness of these efforts.

Galápagos
SUSTAINABILITY STATEMENTS

The table below maps out the core elements of our sustainability due diligence process, cross-referencing within the relevant disclosures in the sustainability statements.

Core elements of due diligence	Paragraphs in the sustainability statement
a) Embedding due diligence in governance, strategy and business model	Sustainability Governance S1 – Own Workforce – Policies S4 – Consumers and end-users – Policies G1 – Business conduct – Policies
b) Engaging with affected stakeholders in all key steps of the due diligence	Double Materiality assessment – Engaging with our stakeholders S1 – Own Workforce – Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users – Mitigating, Preventing and Remediating Actions G1 – Business conduct – Management of relationship with suppliers Entity-specific Information – Patient Engagement
c) Identifying and assessing adverse impacts	Double Materiality assessment S1 – Own Workforce – Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users G1 – Business conduct – Management of relationship with suppliers Entity-specific Information – Patient Engagement
d) Taking actions to address those adverse impacts	Our call for action by 2028 S1 – Own workforce - Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users G1 – Business conduct – Management of relationship with suppliers Entity-specific Information – Patient Engagement
e) Tracking the effectiveness of these efforts and communicating	S1 – Own workforce - Mitigating, Preventing and Remediating Actions S4 – Consumers and end-users G1 – Business conduct - Management of relationship with suppliers Entity-specific Information – Patient Engagement

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Galápagos
SUSTAINABILITY STATEMENTS

Our Ambition

Informed by the results of our materiality assessment and following the transfer of the Jyseleca® business to Alfasigma in 2024, we have reviewed our sustainability targets, prioritized identified impacts, risks and opportunities, and set our goals for 2028 as depicted in the diagram below.

Our call for action by 2028


Add **more years** of life and **quality of life** for patients
Develop therapies **with patients and the healthcare community** to address unmet patient needs
Bring our medicines to the **broadest patient population** possible
Be a **diverse, equitable and inclusive, and trusted** organization
We put **patients first**, always
Transition into a **low carbon** organization

To support our ambitions, we are focused on establishing relevant and measurable targets and key performance indicators to track and demonstrate our progress. In 2025, we plan to take further steps to align our sustainability strategy with our planned, future streamlined organization as described in the **Strategy to unlock value** section of this report. Our efforts will focus on identifying key metrics to effectively track and reflect our progress toward achieving our 2028 goals.

Add more years of life and quality of life for patients

In a world where remarkable advances in medicine have been made, there remains a significant need for patients with hard-to-treat diseases to have improved, and broader access to, additional innovative medicines. We are united by our vision to transform patient outcomes for more years of life and better quality of life across the globe.

Our mission is clear and ambitious: to accelerate transformational innovation by relentlessly pursuing groundbreaking science with an entrepreneurial spirit and a collaborative mindset.

First and foremost, we work with and for patients. They are the first consideration in every decision we make. By understanding their unique needs and challenges, we can make a lasting positive impact on their lives. Together, every day, we are driven by a shared purpose to make a meaningful difference in their lives.

Innovation is in our DNA and our commitment to patients fuels our desire to continue to innovate. By thinking boldly and challenging the status quo, we can drive groundbreaking scientific innovations that positively impact the lives of patients around the world. Through continuous learning, we aim to be at the forefront of scientific discovery, driving positive change in healthcare.

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Galápagos
SUSTAINABILITY STATEMENTS

We are empowered to take responsibility for our actions and hold ourselves to the highest standards of quality and integrity. By setting ambitious goals and striving for continuous improvement, we create a culture of excellence and expertise. We build trust with our stakeholders and ensure that we deliver on our commitments.

> PORTFOLIO

2024 Actions

We built a growing R&D pipeline of more than 20 potential best-in-class medicines that address high unmet needs of patients in oncology and immunology:

- Four assets are in clinical development across 11 indications (three in cell therapy and one small molecule), and
- More than 15 programs across modalities are in preclinical development

Develop therapies with patients and the healthcare community to address unmet patient needs

We have established our **Patient Partnership Charter**, which we co-created with the patient community. This charter formalizes our commitment to patient engagement and serves as a guideline to execute our patient engagement roadmap.

We strive to maintain clear and continuous communication with patients and the healthcare community.

To accelerate innovation, we collaborate closely with patient organizations throughout the entire drug development process, more notably during the initial phases when the target product profile is defined and a blueprint for a new medicine is developed, and in a next phase when we design our clinical trials.

The **Galapagos Patient Engagement Council**, co-founded with members of umbrella patient organizations, is another key element of our patient engagement strategy and serves as a consultative body and knowledge exchange platform that guides our results-oriented patient engagement initiatives.

2024 Actions

- We strengthened relationships with key umbrella patient organizations in the field of lupus and dermatomyositis and set up new partnerships with several umbrella patient organizations in the field of oncology.
- We established an insights-gathering process for multiple hematological cancers, such as non-Hodgkin lymphoma including mantle cell lymphoma, as well as Richter transformation, a rare and very aggressive form of lymphoma, with the aim to better understand the needs of patients and care partners. This process ensures greater integration of these insights into our drug development strategy, from defining the target product profile to clinical studies.
- We continued to enhance our internal processes, including those related to quality, to ensure we comply with the highest quality standards for all our stakeholders.
- We incorporated the health literacy principles into our documents for participants of our clinical studies and patients in general.
- We prepared the organization to systematically include diverse patients into our clinical trials.

Bring our medicines to the broadest patient population possible

We are committed to executing our strategic roadmap to bring transformational medicines to the broadest patient population possible. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most.

2024 Actions

- We expanded our decentralized manufacturing network with strategic partnerships to scale up our manufacturing capacity in key regions to reach a broader patient population.
- Read more about our decentralized **platform** in this section of the report.

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Galápagos
SUSTAINABILITY STATEMENTS

Be a diverse, equitable and inclusive, and trusted organization

We are committed to fostering a working environment that demonstrates a culture of business conduct that instills trust from society and motivates employees, driven by our values and principles. As we continue to channel and promote innovation within our industry and our products, we believe that diversity of talent and perspectives are imperative to unlocking sustainable business value and as identified in our double materiality assessment, we have re-established diversity, equity, inclusion and belonging (DEIB) as a strategic priority. We have assigned dedicated leads and sponsors to drive progress toward our 2028 goal of creating a workplace culture where everyone is empowered to thrive, and demographics do not predict success.

At Galapagos, we hold ourselves to the highest standards of ethics and corporate responsibility. We ensure that our business decisions are thoughtful and align with the best interests of patients, people, and the planet. We build trust with our stakeholders, both internally and externally, by providing transparent updates on our progress – both when we succeed and when improvements are needed.

2024 Actions

- We continued to strengthen a culture of diversity, equity, inclusion and belonging (DEIB) through the conduct of focus groups to gain insights on what matters to our workforce regarding this topic.
- We launched our new company values, determined by input from the workforce, to reinforce our company culture and enhance employee well-being.
- We launched a new online training on Speak-Up/Listen-Up for all our employees and also integrated a specific training for Line Managers into our broader leadership training programs along with a training on Ethical Decision Making.
- We rolled out our updated Code of Conduct, which includes a new chapter on the United Nations Global Compact commitments and 94% of our employees completed the related training.
- We expanded our Third Party Risk Assessment (TPRA) process to include due diligence for environmental sustainability.
- We conducted an external screening of our 100 preferred suppliers, assessing various risk factors, including ESG indicators.

Transition into a low carbon organization

At Galapagos, we believe that the health of our planet and the health and well-being of our people are interconnected.

As climate change was identified as a material topic for us, we set a clear aspiration to support our environmental ambitions and transition into a low-carbon organization by 2028. To achieve this goal, we developed a five-year roadmap in line with the Paris Agreement, that includes a balanced mix of carbon reduction projects. We will continue to monitor our performance to ensure ongoing progress toward that 2028 ambition. Additionally, to be in closer alignment with the EU's climate targets and comply with the European Sustainability Reporting Standard (ESRS), we have also set and will disclose GHG emission reduction targets for the year 2030. Read more in the **E1 Climate change** section of this report.

Reducing greenhouse gas (GHG) emissions is a critical success factor in our approach, and our climate transition roadmap includes three pathways to achieve that:

- Shift to renewable energy sources across our facilities and car fleet;
- Improve energy efficiency of our operations; and
- Drive behavioral change by increasing environmental awareness among our employees.

Actions 2024

- We obtained 59% of our energy from renewable sources.
- We increased the number of electric vehicles in our fleet and 47% of our total car fleet is now electric.
- We celebrated United Nations' World Environment Day with our colleagues, along with other internal initiatives to drive behavioral change and raise environmental awareness.

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Galápagos
SUSTAINABILITY STATEMENTS

Environmental Information

Climate Change

ESRS E1 – Climate Change

E1-1 – Transition plan for climate change mitigation

Our transition plan, approved by the Management Committee, for climate change mitigation involves several strategies. First, by 2030, we commit to reducing absolute scopes 1 and 2 GHG emissions by 42% from a 2022 base year. In addition, by 2030, we plan to reduce scope 3 emissions by 37% through a combination of engagement with our suppliers and an absolute reduction on remaining scope 3 emissions.

Longer term, we aim to be net-zero by 2040 by achieving a reduction of GHG emissions to a residual level in line with the Paris Agreement's 1.5°C scenarios, with neutralization of residual emissions through investing in the permanent removal and storage of carbon from the atmosphere.

This is in line with the Science Based Targets initiative's (SBTi) specific criteria for near- and long-term targets to comply with either a 1.5°C or a well below 2°C scenario.

We are not excluded from EU Paris-aligned benchmarks in accordance with the exclusion criteria stated in Articles 12(1) (d) to (g) and 12(2) of Commission Delegated Regulation (EU) 2020/1818 (Climate Benchmark Standards Regulation).

The transition plan includes the transfer of the Jyseleca® business to Alfasigma, and the expected CO_2 reduction resulting from the transfer. However, we expect to substitute the transferred Jyseleca® supply chain with the oncology supply chain supporting the growth of our DMU-network and business.

More concrete, **for scope 1 & 2 (direct emissions & purchased energy)**, the main drivers for carbon footprint reduction will be:

- The implementation of electrification of our car fleet, aiming for a 100% adoption rate by 2030, and use of renewable energy only, by relying on Guarantees of Origin, Power Purchase Agreements (PPAs) or a leasing company that offers fuel cards that guarantee green electricity; and
- Renewable electricity sourcing and improve energy efficiency of our operations.

For scope 3 (indirect emissions), the main drivers for carbon footprint reduction will be:

- Direct reduction efforts in commuting (e.g., via a shift from conventional private cars to electric or by supporting alternative commuting programs with low/zero emissions modes of commuting);
- Implementation of a supplier engagement initiative so that our suppliers must meet (validated) science-based targets. Suppliers included in the supplier engagement targets are expected to develop, review and report on their targets according to certain criteria: our suppliers shall:
  - Set science-based-aligned scope 1 and 2 targets as a minimum requirement. Inclusion of scope 3 targets are required if these emissions are greater than 40% of the supplier's total emissions;
  - Review their targets to ensure that they are aligned with SBTi Criteria and Guidelines. Validation of supplier targets through the SBTi is recommended but not required; and
  - Report progress against their target on an annual basis (either publicly or through the annual data collection process).

Our transition plan is fully embedded in our company strategy and financial planning, as described in section E1-3. The financial requirements for implementing these levers are integrated into our overall business planning and will be financed

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SUSTAINABILITY STATEMENTS

according to business needs. This approach ensures that decarbonisation efforts are aligned with our operational and strategic priorities. Where additional investments might be needed, we have the Sustainability Steering Committee and related governance structure as described in the section our **Sustainability Governance** in place.

Material impacts, risks and opportunities and their interaction with strategy and business model

Our commitment to climate change mitigation presents an opportunity to drive meaningful positive impact across our entire value chain. In the short term, we recognize the importance of addressing GHG emissions and transitioning to low-carbon operations. This opportunity aligns with our organizational strategy, while also mitigating climate-related transitional risks to our reputation and stakeholder trust should these efforts be overlooked. To capitalize on this opportunity, we are actively pursuing a transition to a low-carbon economy, embedding climate-focused initiatives within our broader sustainability actions to achieve our 2028 goals. These actions include investments in energy-efficient technologies, renewable energy adoption, and collaboration with stakeholders to foster innovative, sustainable solutions. While working together with our suppliers to reduce GHG emissions, we see a potential positive impact supporting the transition into a low carbon economy.

As our double materiality assessment did not identify any material climate-related risks, and considering our limited GHG emissions, we didn't perform a detailed material climate-related risk assessment and resilience analysis, nor a deeper analysis of potential climate-related risks. As a consequence, given that we did not carry out a deeper analysis of potential climate risks considering different potential climate scenarios, no statement on the resilience of the business to climate change can be made. However, we continue to monitor developments in climate-related risks and assess their relevance to our business.

E1-2 – Policies related to climate change mitigation and adaptation

We established an Environmental, Health and Safety policy, for which the Chief Operating Officer is accountable, committing to sustainable operations, focused on minimizing our carbon footprint and striving to diminish our consumption of natural resources throughout our operations and entire value chain.

Our policy includes commitments to:

- Minimize GHG emissions by implementing sustainable operational practices;
- Enhance energy efficiency through technology upgrades and resource optimization;
- Reduce pollution and waste across our value chain; and
- Optimize natural resource consumption, ensuring the use of sustainable materials where possible.

This structured approach ensures alignment with our broader sustainability strategy towards 2028 and 2030 low-carbon transition goals.

E1-3 – Actions and resources in relation to climate change policies

We have implemented a series of targeted actions and allocated specific resources in 2024 to support our climate change mitigation and adaptation policies. These initiatives align with our broader commitment to transitioning to a low-carbon organization by 2028 and our corresponding business strategy. For our transition plan we aligned with the climate targets set by the European Union for 2030.

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Key actions and resources in 2024:Transition to Renewable Energy: 59% of our total energy consumption was sourced from renewable energy, and disclosed in the table presented under E1-5.Fleet Electrification: 47% of our company car fleet is now fully electric, contributing to a reduction in Scope 1 emissions, as disclosed in the table under E1-6.Energy Efficiency Improvements: Implementation of operational efficiency projects aimed at reducing overall energy consumption in our facilities by installing, and maintaining instruments and devices for measuring, regulation and controlling energy performance of buildings.Employee Engagement on Climate Action: Internal initiatives, including participation in the United Nations’ World Environment Day, were organized to raise awareness and encourage climate-positive behavior.Our EU Taxonomy aligned CapEx related to climate change mitigation was €2.772 million, resulting in 3.04% and OpEx €3.44 million, resulting 0.68% of our total OpEx. Further details can be found in the EU Taxonomy 2024 statement. Other investments are an integrated part of our capital cost allocations and/or operating expenditure (such as switching to green electricity) and are therefore not reported here, but in general CapEx and OpEx.Considering the planned separation (see Separation section), the future financial resources required for further implementation of the decarbonization levers are not yet determined.Metrics and targetsE1-4 – Targets related to climate change mitigation and adaptationWe have established greenhouse gas (GHG) emissions reduction targets for our scope 1 and 2 (market-based) emissions, as well as scope 3, in alignment with the Science Based Targets initiative (SBTi). When defining our 2022 base year and setting targets for 2030, we accounted for the transfer of Jyseleca® activities to Alfasigma while also incorporating an ambitious year-over-year growth scenario for our existing business. Our scope 1, 2, and 3 targets cover 100% of our total emissions across these categories. For scope 1 and 2, we applied an absolute contraction approach to target setting, while for scope 3, we utilized a combination of supplier engagement and absolute contraction.We commit to reduce absolute scopes 1 and 2 GHG emissions 42% by 2030 from a 2022 base year, and to reduce absolute scope 3 GHG emissions by 37% by 2030 from a 2022 base year through a combination of engagement with our suppliers and an absolute reduction on remaining scope 3 emissions. We are currently in the process of estimating the overall quantitative contributions of our decarbonization drivers (described in section E1-1) to achieve these GHG emission reduction targets.Longer term, we aim to be net-zero by 2040 by achieving a reduction of GHG emissions to a residual level in line with the Paris Agreement’s 1.5°C scenarios, with neutralization of residual emissions through investing in the permanent removal and storage of carbon from the atmosphere.This is in line with the Science Based Targets initiative’s (SBTi) specific criteria for near- and long-term targets to comply with either a 1.5°C or a well below 2°C scenario.Our detailed strategy is described in E1-1 of this section of the report.

Galápagos
SUSTAINABILITY STATEMENTS

E1-5 Energy consumption and mix

		2022 (base year)	2024
Fuel consumption from coal and coal products	MWh	0	0
Fuel consumption from crude oil and petroleum products(*)	MWh	10,073	506
Fuel consumption from natural gas	MWh	3,444	2,793
Fuel consumption from other fossil sources	MWh	0	0
Consumption of purchased or acquired electricity, heat, steam, and cooling from fossil sources	MWh	284	269
Total fossil energy consumption	MWh	**13,802**	**3,568**
Share of fossil sources in total energy consumption	%	**77**	**39**
Consumption from nuclear products	MWh	496	231
Share of consumption from nuclear sources in total energy consumption	%	**3**	**2**
Fuel consumption from renewable sources, including biomass (also comprising industrial and municipal waste of biologic origin, biogas, renewable hydrogen, etc.)	MWh	0	0
Consumption of purchased or acquired electricity, heat, steam, and cooling from renewable sources	MWh	3,667	5,282
The consumption of self-generated non-fuel renewable energy	MWh	0	108
Total renewable energy consumption	MWh	**3,667**	**5,390**
Share of renewable sources in total energy consumption	%	**20**	**59**
Total energy consumption	MWh	**17,965**	**9,189**

(*) Includes the energy consumed in Galapagos' buildings, by stationary diesel consumption (used by back-up generators and by Galapagos' car fleet). The latter is based on estimated distance travelled and estimated fuel consumption.

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E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissionsFor the calculation of our GHG emissions, we use the GHG Protocol. For the organizational boundary we apply the operational control approach. This includes our offices and labs.Our scope 1 contains energy/heat generation at our facilities, company vehicles, and fugitive emissions. In our scope 2 emissions purchased electricity, and district heating is included. For the scope 1 and 2 calculations direct data was used.Scope 3 consists of both up and downstream activities as included in the table below. The emissions for Purchased goods and services, Capital goods, and Upstream leased assets are calculated based on spend data. For Commuting and Downstream transport data was estimated.The calculations are based on activity data multiplied by emission factor. Both supplier specific emission factor, as average emission factor (average values by industry and country from several databases) were used.We continue to work on improving our data quality and calculation methods. Therefore, we adjusted our 2022 baseline emissions to align with the 2024 methodology. Additionally, we incorporated more accurate data as it becomes available. These changes are reflected in the following categories: purchased goods and services, commuting, and upstream lease assets.We report a reduction on all three emission scopes for 2024 compared to base year 2022 emissions. Where at first glance we already meet our defined targets that were set for 2030 in 2024, we currently cannot draw any conclusions regarding our progress towards them. This is because the reported reduction is to a large extent attributed to the transfer of the Jyseleca® activities to Alfasigma early in 2024, and the reorganization in 2023, and only to a smaller extent linked to our efforts to execute on our transition strategies (as disclosed in E1-1 above). Due to inherent limitations of the available data in 2022, we were not able to quantify the impact of the Jyseleca® transaction on the base year values. The associated discontinued operations are outlined in financial note 5.As a result of this transfer and the corresponding workforce reduction, the decrease in scope 1, 2 and 3 emissions has met or even exceeded the targets set in our transition plan. However, we expect to substitute the transferred Jyseleca® supply chain with the oncology supply chain, supporting the expansion of our DMU-network, as described in the Platforms section of this report. We are preparing for registrational trials and commercial readiness in the coming years, which is expected to drive an increase in emissions over the next few years. This is in line with our transition plan towards 2030 and the corresponding target setting that took into account the Jyseleca transfer, but also considered a growth of the existing business, (as described in E1-1 and E1-4). For these reasons, year-on-year comparisons can lead to divergent results. Where the Jyseleca® transfer shows an immediate impact, the impact of the business growth will only gradually become visible over the long term. That’s why we will continue to use 2022 as a base year, while being transparent about the changes that will occur over time. We will evaluate each year whether or not a restatement of the base year values are considered necessary, including in cases of unforeseen events not accounted for in our transition roadmap.

Galápagos
SUSTAINABILITY STATEMENTS

		2022 (base year)	2024
Scope 1 GHG Emissions			
Gross Scope 1 GHG emissions	TCO_2e	3,029	652
Percentage of Scope 1 GHG emissions from regulated ETS	%	0	0
Scope 2 GHG Emissions			
Gross location-based Scope 2 GHG emissions	TCO_2e	857	1,188
Gross market-based Scope 2 GHG emissions	TCO_2e	218	114
Significant Scope 3 GHG Emissions			
Total Gross indirect (Scope 3) GHG emissions	TCO_2e	72,814	47,889
Purchased goods and services(*)	TCO_2e	56,091	39,116
Capital Goods(*)	TCO_2e	13,760	6,133
Fuel and energy-related activities(*)	TCO_2e	753	350
Upstream leased assets(*)	TCO_2e	339	366
Waste generated in operations(*)	TCO_2e	50	212
Processing of sold products	TCO_2e	N/A	N/A
Use of sold products	TCO_2e	N/A	N/A
End-of-life treatment of sold products(*)	TCO_2e	11	3
Downstream leased assets	TCO_2e	N/A	N/A
Franchises	TCO_2e	N/A	N/A
Upstream transportation and distribution(*)	TCO_2e	95	2
Downstream transportation and distribution(**)	TCO_2e	5	1
Business travels(*)	TCO_2e	1,058	1,450
Employee commuting(**)	TCO_2e	652	255
Financial investments	TCO_2e	N/A	N/A
Total GHG emissions			
Total GHG emissions (location-based)	TCO_2e	76,860	49,804
Total GHG emissions (market-based)	TCO_2e	76,062	48,655

(*) actual data
(**) estimated

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EU Taxonomy 2024 StatementThe European Commission’s action plan on financing sustainable growth led to the creation of an EU classification system for sustainable activities, also known as the EU taxonomy. As a listed company with more than 500 employees, Galapagos is in scope of the EU Taxonomy Regulation8. As indicated in the Delegated Regulation of (EU) 2021/2178, non-financial undertakings shall disclose the proportion of Taxonomy-eligible and alignment of economic activities in their total turnover, capital expenditure (“CapEx”), operational expenditure (“OpEx”) and the qualitative information starting from reporting year 2022, including comparative figures for eligibility related to climate change mitigation and adaptation. Starting in reporting year 2023, the proportion of Taxonomy eligibility has been disclosed for all remaining objectives.The EU Taxonomy introduces a classification system for environmentally sustainable activities, and an activity is deemed environmentally sustainable if it meets all of the following overarching criteria:substantially contributing to at least one of the six environmental objectives of the EU Taxonomy Regulation: (i) climate change mitigation; (ii) climate change adaptation; (iii) sustainable use and protection of water and marine resources; (iv) transition to a circular economy, (v) pollution prevention and control; and (vi) protection and restoration of biodiversity and ecosystems;not significantly harming any of these environmental objectives;complying with minimum safeguards; andcomplying with certain scientifically based technical screening criteria (‘TSCs’) established by the European Commission.The EU published a catalog of economic activities that can be considered as Taxonomy-eligible activities; the determination of eligibility happens on the basis of the description of activities. An eligible activity becomes Taxonomy-aligned when it meets all of the aforementioned overarching criteria, which includes that such activity should substantially contribute to at least one of the six environmental objectives.Following a thorough analysis of the EU Taxonomy legal framework9, which was initiated by reviewing our NACE10 codes and core activities in light of the EU Taxonomy identified activities, we do not consider our core business activities of discovering and developing innovative medicines to be in scope of the Climate Delegated Act.Within the context of our ambition to transition into a low carbon organization by 2028, we screened the related activities and identified the following activities included in the EU Taxonomy:Installation and operation of electric heat pumps;Collection and transport of non-hazardous waste in source segregated fractions;Transport by motorbike, passenger cars, and light commercial vehicles;Installation, maintenance, and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings;Acquisition and ownership of buildings;Consultancy for physical climate risk management and adaptation.8 Commission Delegated Regulation (EU) 2023/2485 of 27 June 2023 amending Delegated Regulation (EU) 2021/2139 establishing additional technical screening criteria for determining the conditions under which certain economic activities qualify as contributing substantially to climate change mitigation or climate change adaptation and for determining whether those activities cause no significant harm to any of the other environmental objectives. 9 Commission Delegated Regulation (EU) 2023/2486 of 27 June 2023 supplementing Regulation (EU) 2020/852 of the European Parliament and of the Council by establishing the technical screening criteria for determining the conditions under which an economic activity qualifies as contributing substantially to the sustainable use and protection of water and marine resources, to the transition to a circular economy, to pollution prevention and control, or to the protection and restoration of biodiversity and ecosystems and for determining whether that economic activity causes no significant harm to any of the other environmental objectives and amending Commission Delegated Regulation (EU) 2021/2178 as regards specific public disclosures for those economic activities. 10 NACE is the “statistical classification of economic activities in the European Community” (NACE is the acronym for “Nomenclature statistique des activités économiques dans la Communauté européenne”) and is the subject of legislation at the European Union level , which imposes the use of the classification uniformly within all the Member States.

In parallel with our commitment to meeting sustainability obligations and achieving our 2028 aspirations, we seek to fully comply with the minimum safeguards as set out in the EU Taxonomy Regulation. We aim to look holistically at sustainability efforts to ensure that meeting environmental standards does not come at the expense of human rights and fair competition and that we uphold high standards by complying with anti-bribery/anti-corruption and taxation laws. By doing this, we align our policies and activities with the principles set out in the OECD Guidelines for Multinational Enterprises, the UN Guiding Principles on Business & Human Rights, the Declaration of the International Labour Organisation on Fundamental Principles and Rights at Work and the International Bill of Human Rights.For the determination of turnover, CapEx and OpEx, we use the reported data in the 2024 consolidated financial statements included in this report:Turnover covers all continuing activities of Galapagos as of December 31, 2024 and the denominator can be reconciled with the 2024 IFRS total net revenues of €275.6 million as disclosed in note 7, which comprise collaboration revenues and supply revenues.CapEx consists of additions to tangible and intangible assets during the financial year 2024 considered before depreciation, amortization and any re-measurements recognized by Galapagos pursuant to IAS 38. The denominator (total CapEx) can be reconciled with the sum of the lines “Additions” disclosed in notes 14 and 15 (total €91.5 million) of the consolidated financial statements. The majority of CapEx is associated with payments for exclusive rights, softw are and databases, and property, plant and equipment (covering fully-owned and right-of-use assets).OpEx, according to the EU Taxonomy, is determined by the direct non-capitalized costs of research and development, building renovation measures, short-term leases, maintenance and repair and any other direct expenditure relating to the day-to-day servicing of assets of property, plant and equipment by Galapagos or third-parties that are necessary to ensure the continued and effective functioning of such assets. These costs are for the majority associated with our R&D expenditure of €503.5 million, as disclosed in note 8.Based on available data and the assessment of requirements, we report 0% Taxonomy eligible Turnover, and therefore 0% Taxonomy aligned. As a result of our 2028 ambition of becoming climate low carbon and the related investments, we report 3.15% Taxonomy eligible CapEx, with 3.03% Taxonomy aligned, and 0.69% Taxonomy eligible and aligned OpEx (as presented in the EU Taxonomy 2024 Tables).Please refer to the EU Taxonomy 2024 tables for the disclosure on KPIs of non-financial undertakings as required by Annexes II of the Climate Delegated Act.The limited “eligibility” under the EU Taxonomy refers to the fact that our core activities currently remain outside of the scope of the economic activities for which TSCs have been developed under the Delegated Regulations.We note that the required disclosures under the EU Taxonomy Regulation will keep evolving and that we will continue to consider their impact as well as future reporting obligations.

EU Taxonomy TablesProportion of turnover from products or services associated with Taxonomy-aligned economic activities – disclosure covering year 2024 DNSH criteria (‘Does Not    Substantial contribution criteria Significantly Harm’)    Proportion Proportion Climate Climate Climate Climate    of     Taxonomy- of    aligned Change Change Circular Change Change Circular Minimum (A.1.)    or -eligible Turnover,    (A.2.) Category Category Code Turnover Mitigation Adaptation Water Pollution Economy Biodiversity Mitigation Adaptation Water Pollution Economy Biodiversity Safeguards turnover, enabling transitional (4)2024    year 2023 activity activityEconomic activities (1) (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) €, in Y; N; Y; N; Y; N; Y; N; Y; N; Y; N;    thousands % N/EL N/EL N/EL N/EL N/EL N/EL Y/N Y/N Y/N Y/N Y/N Y/N Y/N % E TA. TAXONOMY-ELIGIBLE ACTIVITIES     A.1. Environmentally sustainable activities (Taxonomy-aligned)    Turnover of environmentally    sustainable activities    (Taxonomy-aligned) (A.1) 0 0%    0% Of which enabling 0 0%    0% Of which transitional 0 0%    0% A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) Turnover of Taxonomy-    eligible but not    environmentally sustainable    activities (not Taxonomy-    aligned activities) (A.2) 0 0%    0% A. Turnover of Taxonomy-    eligible activities (A.1+A.2) 0 0%    0% B. TAXONOMY-NON-ELIGIBLE ACTIVITIES     Turnover of Taxonomy-non-    eligible activities 275,600 100%    100% TOTAL 275,600 100%    100% Y: yes; N: no; N/EL: (non-)eligible Proportion of Turnover/Total Turnover Taxonomy aligned Taxonomy-eligible per objective per objectiveClimate Change Mitigation (5) Climate Change Adaptation (6) Water (7) Pollution (8) Circular Economy (9) Biodiversity (10)

Galápagos
SUSTAINABILITY STATEMENTS

Proportion of CapEx from products or services associated with Taxonomy-aligned economic activities – disclosure covering year 2024

Economic activities (1)	Code (2)	CapEx (3)	Proportion of CapEx, 2024 (4)	Substantial contribution criteria: Climate Change Mitigation (5)	Climate Change Adaptation (6)	Water (7)	Pollution (8)	Circular Economy(9)	Biodiversity(10)	DNSH criteria ('Does Not Significantly Harm'): Climate Change Mitigation (11)	Climate Change Adaptation (12)	Water (13)	Pollution (14)	Circular Economy (15)	Biodiversity (16)	Minimum Safeguards (17)	Proportion of Taxonomy-aligned (A.1.) or eligible (A.2.) CapEx, year 2023 (*)(18)	Category enabling activity (19)	Category transitional activity (20)
		€, in thousands	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES																			
A.1. Environmentally sustainable activities (Taxonomy-aligned)																			
Transport by motorbikes, passenger cars and light commercial vehicles	6.5	2,638	2.88%	Y						Y	Y	Y	Y	Y	Y	Y	2.77%		T
Installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings	7.5	53	0.06%	Y	Y					Y	Y	Y	Y	Y	Y	Y	0.30%	E	
Acquisition and ownership of buildings	7.7	81	0.09%	Y						Y	Y	Y	Y	Y	Y	Y	5.28%	E	
CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1)		**2,772**	**3.03%**	**3.03%**	**0.06%**					**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**8.08%**		
Of which enabling		**134**	**4.83%**															**E**	
Of which transitional		**2,638**	**95.17%**							**Y**	**Y**	**Y**	**Y**	**Y**	**Y**	**Y**			**T**
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)																			
Transport by motorbikes, passenger cars and light commercial vehicles	6.5	107	0.12%	Y													5.50%		
CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		**107**	**0.12%**	**0.12%**													**5.50%**		
A. CapEx of Taxonomy-eligible activities (A.1+A.2)		**2,879**	**3.15%**	**3.15%**													**13.58%**		
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES																			
CapEx of Taxonomy-non-eligible activities		**88,621**	**96.85%**														**86.42%**		
Total (A + B)		**91,500**	**100%**														**100%**		

Y: yes; N: no; N/EL: (non-)eligible

(*) The 2023 comparatives have been restated to reflect the extended screening on activities for 'installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings'; and 'acquisition and ownership of buildings'.

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Proportion of CapEx/Total CapEx Taxonomy aligned Taxonomy-eligible per objective per objective Climate Change Mitigation (5) 3.03% 0.12% Climate Change Adaptation (6) 0.06% Water (7) Pollution (8) Circular Economy (9) Biodiversity (10)

Proportion of OpEx from products or services associated with Taxonomy-aligned economic activities – disclosure covering year 2024 DNSH criteria (‘Does Not    Substantial contribution criteria Significantly Harm’)    Proportion    Climate Climate    of    Taxonomy-    aligned    (A.1.) of Proportion Change Climate Change Climate Circular Change Change Circular Minimum or -eligible    (A.2.)    OpEx, Category Category Code OpEx OpEx, Mitigation Adaptation Water Pollution Economy Biodiversity Mitigation Adaptation Water Pollution Economy Biodiversity Safeguards year enabling transitional (4)2024    2023(*) activity activityEconomic activities (1) (2) (3) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) €, in Y; N; N/ Y; N; N/ Y; N; Y; N; Y; N; Y; N;    thousands % EL EL N/EL N/EL N/EL N/EL Y/N Y/N Y/N Y/N Y/N Y/N Y/N % E TA. TAXONOMY-ELIGIBLE ACTIVITIES     A.1. Environmentally sustainable activities (Taxonomy-aligned)    Installation and operation    of electric heat pumps 4.16 392 0.08% Y    Y Y Y Y Y Y Y 0.04% E Collection and transport of    non-hazardous waste in    source segregated fractions 5.5 46 0.01% Y    Y Y Y Y Y Y Y 0.01% E Installation, maintenance    and repair of instruments    and devices for measuring,    regulation and controlling    energy performance of    buildings 7.5 15 0.003% Y Y Y Y Y Y Y Y Y 0.0009% E Acquisition and ownership    of buildings 7.7 2,994 0.59% Y    Y Y Y Y Y Y Y 0.71% E Consultancy for physical    climate risk management    and adaptation 8.2 23 0.005% Y Y Y Y Y Y Y Y 0.02% E OpEx of environmentally    sustainable activities    (Taxonomy-aligned) (A.1) 3,470 0.69% 0.68% 0.005% Y Y Y Y Y Y Y 0.77% Of which enabling 3,470 100%    Y Y Y Y Y Y Y E Of which transitional    Y Y Y Y Y Y Y TA.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) OpEx of Taxonomy-eligible    but not environmentally    sustainable activities (not    Taxonomy-aligned    activities) (A.2) 0 0%    0% A. OpEx of Taxonomy    eligible activities (A.1+A.2) 3,470 0.69%    0.77% B. TAXONOMY-NON-ELIGIBLE ACTIVITIES     OpEx of Taxonomy-non-    eligible activities 500,030 99.31%    99.227% TOTAL 503,500 100%    100% Y: yes; N: no; N/EL: (non-)eligible(*) The 2023 comparatives have been restated to reflect the extended screening on activities for ‘installation, maintenance and repair of instruments and devices for measuring, regulation and controlling energy performance of buildings’; ‘collection and transport of non-hazardous waste in source segregated fractions’; and ‘acquisition and ownership of buildings’.

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	Proportion of OpEx/Total OpEx	
	Taxonomy aligned per objective	Taxonomy-eligible per objective
Climate Change Mitigation (5)	0.685%	
Climate Change Adaptation (6)	0.005%	
Water (7)		
Pollution (8)		
Circular Economy (9)		
Biodiversity (10)		

Nuclear and fossil gas related activities

Row	Nuclear energy related activities	
1.	The undertaking carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.	NO
2.	The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.	NO
3.	The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.	NO
	Fossil gas related activities	
4.	The undertaking carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	NO
5.	The undertaking carries out, funds or has exposures to construction, refurbishment, and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	NO
6.	The undertaking carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels.	NO

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Social Information

Own Workforce

S1 Own Workforce

We recognize that a number of S1 topics are of material relevance to us (as described below in 'Material impacts, risks and opportunities). As an R&D organization, with 599 employees in Europe and 74 employees in the U.S., we comply with all legislation designed to provide protection to our employees, which includes topics related to working conditions such as adequate wages, leave entitlement and equal opportunities. We not only manage risks associated with these topics, which carry both a financial and reputational impact, but also provide opportunities to attract and retain the best talent. We have therefore established policies which are in line with the UN Guiding Principles on Business and Human Rights, International Labour Organization Declaration on Fundamental Principles and Rights at Work and the OECD Guidelines for Multinational Enterprises. Given that privacy is of material relevance to our workforce, we have also taken steps to minimize the risk of potential data breaches and established controls to limit the likelihood of data breaches related to employee data. We have not yet established specific targets in relation to these topics, but steps will be taken in the following months to identify relevant metrics and determine appropriate targets to measure progress on these topics in the future.

Material impacts, risks and opportunities and their interaction with strategy and business model

Adequate Wages

Ensuring adequate wages across our organization is a positive opportunity to attract and retain top talent while fostering long-term human capital development. In the short term, we are committed to fair compensation practices that align with industry standards and promote equity. These efforts are supported by well-being initiatives, commitments to fair pay, and policies that ensure equal opportunities for all employees. By prioritizing adequate wages, we aim to enhance employee satisfaction, productivity, and loyalty.

Work-life Balance

Promoting work-life balance is a key opportunity to support employee well-being and productivity within our organization. In the short term, we are focusing on providing family leave and mental health support to help employees thrive professionally and personally. This includes implementing supportive family leave policies and mental health initiatives to create a healthier, more resilient workforce.

Gender Equality & Equal Pay

Addressing gender equality and equal pay is a critical risk factor for our operations, with potential short-term impacts on our reputation and ability to attract and retain diverse talent. To mitigate this risk, we are actively benchmarking compensation practices to ensure equal pay and fostering diversity through policies that promote fairness and inclusion. These actions align with our broader commitment to building an equitable and inclusive workplace.

Employment of Persons with Disabilities

Inclusive hiring practices present a positive opportunity to strengthen team diversity and enhance our reputation as an employer of choice. In the short term, we are advancing policies that promote inclusion and provide tailored support for employees with disabilities. These efforts underscore our dedication to fostering a workforce that values the unique contributions of all individuals.

Diversity

Diversity remains a significant opportunity to enhance our team's capabilities, support innovation, and bolster our reputation as an inclusive employer. In the short term , we are driving initiatives through DEIB (Diversity, Equity, Inclusion & Belonging) workstreams, targeting workforce representation and inclusive practices across the entire organization.

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Privacy

Privacy and data security are critical areas of risk, particularly in the short term, as we must manage challenges related to cybersecurity, potential data breaches, and regulatory compliance, such as GDPR. To mitigate these risks, we are investing in robust cybersecurity systems and we conduct third-party assessments, and maintain rigorous compliance measures. These initiatives are designed to safeguard sensitive and personal data, protect our clinical study information, and uphold stakeholder trust.

Policies related to own workforce

Specific policies established to address risks and opportunities in this area include:

- Code of Conduct – this sets out the essential standards of business conduct that Galapagos and its employees are expected to apply at all times. The CEO is accountable for this policy which is also approved by the Galapagos Board of Directors.
- Anti-Discrimination & Anti-Harassment Policy – prohibiting discrimination and/or harassment as per the definitions of the UN Global Compact. The Chief HR Officer and General Counsel are accountable for this policy.
- Speak-Up Policy – this sets out the way in which any concern that employees have can be managed in a consistent and appropriate way. The General Counsel is accountable for this policy.
- Data Protection Policy – describes how personal data must be processed within the Galapagos group of companies and is aligned with the requirements of GDPR. The General Counsel is accountable for this policy.

Mitigating, Preventing and Remediating Actions

In recognizing local legislation, we have established Works Councils in countries where this is required, enabling employees to be appropriately represented in relation to their rights, including establishing collective bargaining where this may be necessary. We make a commitment to fair compensation which is monitored through benchmarking exercises. This ensures equal pay and supportive family leave and mental health initiatives for employees. In addition, in order to address gaps and opportunities in Diversity, Equity, Inclusion and Belonging, we established a DEIB Workstream to ensure continued improvement in these areas. Specific activities performed in 2024 are described above in the section '**Our call for action by 2028**'. With regard to Data Privacy, we performed an in-depth assessment of the different personal data and information we collect and we refined our internal inventory of personal data and information to further enhance our Data Privacy strategy. We regularly monitor compliance with our data policies and continue to evolve our risk management policies to address the evolving risks.

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Patients, Consumers and End-Users

ESRS S4 Patients, Consumers and End-Users

Despite the fact that we are currently a pure-play R&D organization with no commercialized products, we consider elements of S4 topics to be of material relevance. As we consider patients to be the end users of our candidate medicines, even when these are in clinical development, we have taken steps to manage the risks associated with our activities. The most significant risk relates to patient safety, including product quality. It is critical that we implement an appropriate risk/benefit approach throughout the entire drug development lifecycle to ensure we bring safe and effective medicines to the market and ultimately the broadest patient population, whilst limiting side effects, especially adverse events which may pose an unacceptable risk. Additionally, we recognize the importance of equitable access and social inclusion in healthcare, ensuring that our investigational treatments are developed with the broadest possible reach, particularly for patients with high unmet medical need. Given that privacy is of material relevance to our end-users as we collect sensitive personal data in our clinical studies, we have also taken steps to minimize the risk of potential data breaches and established controls to limit the likelihood of data breaches relating to patient data. We have not yet established specific targets in relation to these topics, however, steps will be taken in the following months to identify relevant metrics and determine appropriate targets to measure progress on these topics in the future.

Material impacts, risks and opportunities and their interaction with strategy and business model

Privacy

Protecting patient privacy and ensuring data security across the entire value chain is a critical area of risk, particularly in the short term. Cybersecurity vulnerabilities, the potential for data breaches, and non-compliance with regulations such as GDPR pose significant risks. To address these risks, we are investing in advanced cybersecurity systems, we conduct third-party risk assessments, and maintain strict GDPR compliance measures. These actions are designed to safeguard clinical study data, protect patient information, and uphold our ethical and regulatory commitments.

Access and Social Inclusion of Diverse Patients to Products and Services

Ensuring accessibility, with respect for the social inclusion of diverse patient populations, and affordability of therapies is both an ethical responsibility and a business imperative. While this represents a mixed impact—both a risk and an opportunity—it is a cornerstone of our commitment to patients and healthcare systems. In the short term, our research programs focus on developing innovative therapies with the potential to improve access, addressing unmet medical needs, and contributing to sustainable healthcare. Additionally, we promote diversity in patient participation, recognizing that equitable representation is essential for the development of effective and safe medicines. By integrating access considerations into our R&D strategy, we aim to develop medicines that deliver value to patients and the broader healthcare community.

Patient Safety and Product Quality

Ensuring patient safety and the quality of our investigational therapies are critical focus areas, representing both a risk and an opportunity across the entire value chain. In the short term, our actions include real-time benefit/risk assessments, the implementation of robust risk management plans, and the strengthening of quality controls during clinical studies. By embedding these measures into our development processes, we aim to uphold the highest standards of safety, address unknown risks during drug development, and ensure that patients trust our innovations.

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Policies related to patients, consumers and end-users

We have established specific policies and standards to appropriately manage the risks in the development of new medicines. These include:

- Data Protection Policy, aligned with the requirements of GDPR, which describes how personal data must be processed within the Galapagos group of companies. The General Counsel is accountable for this policy.
- Quality Manual – defines the quality management system to ensure that all Galapagos activities are of the highest quality and comply with regulatory expectations including GCP and GMP, and with a strong focus on patient safety. The Global Head of Quality is accountable for this policy.
- Clinical Trial Oversight Policy – to ensure that we have adequate oversight of our sponsored clinical studies. The Head of R&D is accountable for this policy.
- GxP Risk Management Policy – this policy is a component of an effective Quality Management System (QMS), and ensures risks are managed or eliminated across GxP processes and activities. The Global Head of Quality is accountable for this policy.
- Business Continuity & Crisis Management – to ensure that, in the event of high impact incidents, a mechanism is in place to avoid or minimize damage to our employees, to our reputation and/or license to operate. The Global Head of Quality is accountable for this policy.
- Issues & Escalation Management – sets out the governance set up to ensure that critical and major issues are brought to the attention of senior management in a timely manner. The Global Head of Quality is accountable for this policy.
- Pharmacovigilance Policy – which comprises requirements for Safety Reporting and Product Quality Complaints related to our (candidate) products. The Head of Medical Safety is accountable for this policy.

Mitigating, Preventing and Remediating Actions

We have established an Independent Data Monitoring Committee composed of independent medical, scientific and biostatistics experts, which conducts real-time risk/benefit assessments of safety and efficacy data at regular intervals during a clinical study. We implement comprehensive risk managements plans and undertake monitoring through formalized Quality audits to identify areas for continuous improvement. Together we believe these measures enable our R&D activities to deliver potential transformational medicines which bring value to patients and the healthcare systems.

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Governance Information

Business Conduct

ESRS G1 – Business Conduct

Material impacts, risks and opportunities and their interaction with strategy and business model

Corporate Culture and Conduct

A strong corporate culture and ethical conduct are foundational to our success, representing both a risk and an opportunity in the short term across the entire value chain. A poor corporate culture could harm our reputation, talent retention and attraction, and stakeholder relationships. To mitigate this risk and maximize opportunities, we continue to ensure the utmost adherence to our Code of Conduct by fostering an ethical, patient-centric corporate culture and through targeted training, leadership accountability coaching, and embedding core values into our daily operations.

Whistleblower Policies

Maintaining robust whistleblower policies is critical to managing compliance risks across our value chain. In the short term, non-compliance with the EU Directive on whistleblower protections or similar legislation could result in financial penalties and reputational damage. To address this, we have implemented a clear Speak-Up Policy designed to protect whistleblowers and ensure regulatory compliance. We also monitor and review these processes regularly to uphold transparency and integrity in all operations.

Supplier Relationship Management

Effective supplier relationship management is essential to safeguarding the continuity of our operations and ensuring ethical practices across our value chain. In the short term, supply chain disruptions could delay drug development, and non-compliance with ethical standards could expose us to enforcement actions that may impact our license to operate. To mitigate these risks as we are expanding our supplier network, we conduct rigorous supplier assessments and incorporate anti-bribery and anti-corruption clauses into our contracts. These actions aim to build a resilient, transparent, and compliant supply chain that supports our vision to deliver transformational medicines.

G1-1 – Business conduct policies and corporate culture

We have set forth a Code of Conduct which sets out the overarching business conduct expectations for all employees and people working on behalf of Galapagos. The Code of Conduct is written and supervised by the Head of Compliance & Ethics. The person in this role reports to the General Counsel, who is a member of the Executive Committee. The Board of Directors approves the Code of Conduct. Please read more in the section on our **Code of Conduct** in the Corporate Governance chapter of this report.

The principles of the Code are focused on:

- Patients as our foremost consideration in decision making
- Acting in an ethical, honest and transparent manner
- Being responsible corporate citizens
- Speaking up to address issues that may arise
- Not tolerating harassment or discriminatory behavior
- Complying with the UN Global Compact
- Holding ourselves accountable

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The Code of Conduct refers to our Supplier Code of Conduct, which outlines our expectations for the behavior of our vendors and suppliers.The Code of Conduct incorporates the specific needs of the industry we operate in, taking into account various stakeholders such as patients and healthcare professionals. Given the regulatory obligations associated with engaging with these stakeholders, we consider them to be a crucial aspect of its business conduct.The Code of Conduct and the Supplier Code of Conduct can be found on our corporate website. Suppliers and other stakeholders are being made aware of the Code of Conduct, and it may be included in legal agreements when necessary.In addition to the Code of Conduct, we have established a rigorous compliance program that is built on guidelines and standards through group-wide policies, standards and procedures. This program includes:A Speak-Up Policy which provides mechanisms for employees and third parties to raise concerns in relation to business conduct in line with the EU Whistleblowing Directive (see detailed description below).An Anti-Bribery & Anti-Corruption Policy which prohibits all forms of bribery in the course of Galapagos business.Guidance on Identifying and Declaring Personal Interests which provides guidance on how to prevent certain situations where a personal interest is involved and establishes rules for identifying, disclosing, and handling of potential risks that may occur in certain (specific) situations with personal interests.A procurement policy outlining how we purchase goods and services based on their type, budget, risk, and importance to operations.Through the Audit Committee Complaints Procedure Policy, complaints can be made regarding (1) accounting, internal accounting controls or auditing matters, including the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters, or (2) potential violations of any applicable law, including the relevant federal securities laws and including any rules and regulations thereunder, or the U.S. Foreign Corrupt Practices Act.Our Speak-Up Policy includes a non-retaliation principle. To encourage a culture where persons dare to speak-up and effectively report concerns or breaches, we ensure protection from retaliation by applying an anti-retaliation principle. It wants to protect those who raise their voices. Concretely, we prevent and protect against retaliation by:Always acting proactively (e.g. through analytics tracking and monitoring of pay rises, bonus, relocation, promotions etc.);Remaining in contact (after consent) with the reporter to discuss the outcome;Investigate fully all allegations of retaliation;Taking the appropriate disciplinary actions; and Being open about cases of retaliation, where possible.These measures should help to build trust in the system and to encourage others to come forward. Besides, the necessary (periodical) training is provided and required to new and current members of personnel.

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SUSTAINABILITY STATEMENTS

The Speak-up Policy sets out steps to investigate business conduct incidents promptly and objectively. Incidents are recorded and tracked using an independent reporting platform which also doubles as a case management system. We have a clear process for reporting concerns and take all reports seriously. For substantiated or partially substantiated compliance concerns, corrective and preventative action is taken in collaboration with relevant functions. We also oversee activities in our supply chain and aims to resolve any issues responsibly. The general investigation principles of the Speak-Up policy are:

- Confidentiality
- Objectivity
- Timeliness
- Consistency
- Integrity
- Documentation
- Transparency

Where permissible, it may be possible to raise concerns anonymously. It also describes how escalation & reporting should take place, and how and whether a non-retaliation plan should be implemented.

We have implemented robust systems which help to ensure that appropriate training is provided to all employees as relevant to their individual roles. It is a mandatory element of onboarding new employees.

G1-2 – Management of relationships with suppliers

Our standard payment terms recommendation described in our procurement policy for regular suppliers is 45 days. For healthcare suppliers, our payment term is 30 days. For governmental bodies, personnel insurances and patients, we have 0 days i.o.w. immediate payment. To prevent late payments, we are using an ERP (Enterprise Resource Planning) system with an integrated invoice system and invoice processing. Some deviations and exceptions from this policy exist but all best efforts are made to uphold these terms.

Our vendor selection process includes a Third Party Risk Assessment process which enables us to identify and mitigate risks (including Quality, IT Security, Compliance & Ethics, Data Privacy and Sustainability) associated with the appointment of suppliers in a proactive manner. We have in place a Supplier Code of Conduct which sets out the expectation by which we expect our suppliers to comply. This has been developed and the roll-out was started in 2024 and will continue into 2025 and beyond.

Metrics and targets:

G1-6 – Payment practices

We are using an ERP (Enterprise Resource Planning) system with an integrated invoicing processing system. In 2024, we, excluding the entities transferred to Alfasigma, paid invoices on average within 28 days after the start date of the contractual or statutory term, with 83.61% of our payments aligned with the standard payment terms as described above. On December 31, 2024, we had no legal proceedings outstanding for late payments.

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Entity Specific Information

Material impacts, risks and opportunities and their interaction with strategy and business model

Scientific Innovation

Scientific innovation remains a cornerstone of our vision to transform patient outcomes. This positive opportunity underscores our commitment to advancing novel therapies, particularly by leveraging emerging technologies such as artificial intelligence in drug development and expanding our research portfolio. In the short term, we are driving progress through targeted investments in innovative technologies and fostering a corporate culture that prioritizes creativity, collaboration, and cutting-edge research. These efforts position us to remain at the forefront of scientific advancement.

Intellectual Property

Protecting intellectual property (IP) is both a critical risk and an opportunity to maintain our competitive edge. In the short term, safeguarding proprietary technologies is essential to ensuring continued innovation and differentiation in the biotech sector, while also mitigating risks from third-party challenges. To address these priorities, we employ robust IP protection strategies, including patents, trade secrets, and confidentiality agreements with employees and partners. These measures ensure that our innovations are protected to support long-term value creation.

Product Portfolio

The success of our organization is intrinsically linked to the depth and competitive strength of our product portfolio and the advancement of our candidate products. This presents both risks and opportunities in the short term. Challenges include ensuring the successful progression of our early-stage programs, while opportunities lie in strengthening our impact through strategic focus. Our R&D efforts in 2024 were centered around two therapeutic areas: oncology and immunology, with significant investments in R&D to drive innovation in areas of high unmet need. These initiatives aim to deliver impactful therapies that align with our mission and sustainability goals.

Patient Engagement

Engaging with patients and their caregivers throughout the entire drug lifecycle represents a significant opportunity to enhance the relevance and impact of our medicines. In the short term, we are strengthening partnerships with patient organizations, systematically gathering patient and caregiver insights, and translating these into actionable improvements. This approach ensures that we address unmet needs while fostering transparent and health-literate communication with patients and their care partners. These efforts ensure that patients are at the heart of our innovation process, naturally building trust.

Specific policies established to address risks and opportunities in this area include:

- Principles for Patient and Patient Organization Interactions – this sets out the ethical and compliance framework within which we engage with patients and patient organizations. It covers what and how to communicate and what sort of activities are appropriate to conduct in conjunction with these stakeholders. Overall accountability for interactions with patients and patient organizations resides with the Patient Advocacy Team. The Policy oversight sits with the Global Head of Compliance & Ethics.

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Actions

Our **Patient Partnership Charter** sets out our ambition, underpinned by our values and principles, to pioneer for patients by working in close partnership with patients and patient organizations. We have established a Patient Engagement Council (PEC) that provides a patient and caregiver perspective to help us improve its understanding of this critical stakeholder group. By building long-term partnerships with patient organizations and engaging with patients and caregivers, we can translate insights into actions to address unmet needs. The PEC also provides oversight and input into tactical actions including our efforts to provide transparent and health literate communication with patients and their caregivers. We have established "Job Aids" to further help our employees to appropriately engage with patients. These are "How to bring the patient perspective into your decision-making", which gives practical guidance to our employees to ensure patient engagement is embedded in everyday activities and "Patient Stories", which ensures we take appropriate steps when sharing individual patient perspectives. More information about our patient engagement activities can be found in '**Our Ambition**' section.

Scientific Innovation

Scientific innovation is key to our mission and there are many risks and opportunities associated with it which would be considered material to us. We are focused on investing in appropriate technology and fostering a culture of innovation to manage these risks and optimize the opportunities. Given the importance of this topic, more detail on this can be found in the **portfolio section** of this report.

Intellectual Property

As a biotechnological company, protecting proprietary technology and information is crucial for success. We have established an Intellectual Property Policy to help us consistently protect our intellectual property and trade secrets from third-party challenges and this is supported by robust patents and confidentiality agreements with employees, vendors and, partners. The General Counsel of Galapagos is accountable for this policy. Please see the **Risk Management section** for more information.

Product Portfolio R&D

Our future is dependent on the success of our candidate products, including our early-stage programs. Our strategic focus on oncology and investments in early-stage drug development is designed to maximize the likelihood of success and appropriately manage the inherent risks in the drug development lifecycle. Given the importance of this topic, more detail on this can be found in the **portfolio section** of this report.

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Annexes

Advancing the United Nations (UN) Sustainable Development Goals (SDGs)

In 2023, we signed up for the Ten Principles of the United Nations Global Compact in the areas of Human Rights, Labour, Environment, and Anti-Corruption. In the annual Communication on Progress, which can be found on Galapagos' participation profile on the UN Global Compact website, we disclose our continuous efforts to integrate the Ten Principles into our business strategy, culture, and daily operations, and contribute to United Nations goals, particularly the Sustainable Development Goals (SDG).

We identified two core SDG goals where we believe we can make a difference, as well as six enabling SDG goals. Together they will help us to execute on our commitment to our four Sustainability pillars.

The table below links our material aspects and engagement areas to select components of the SDG framework:

CORE SDG

3 GOOD HEALTH AND WELL-BEING

Good health and well-being

Our vision is to transform patient outcomes through accelerating life changing science and innovation for more years of life and quality of life. This is at the core of what we do.

17 PARTNERSHIPS FOR THE GOALS

Partnerships for the goals

We embrace internal and external partnerships to work towards our ambition of bringing much needed innovation to the broadest patient population possible.

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ENABLING SDGQuality educationWe invest in our employees and offer trainings and coaching across our locations in Europe and the U.S.Gender equalityWe foster an inclusive and open work environment and cultivate a corporate culture where we strive for gender equality.Decent work and economic growthWe are a global biotechnology company with operations in Europe and the U.S. with the goal to drive sustainable value and growth for all our stakeholders.Industry, innovation and infrastructureOur mission is to accelerate transformational innovation through the relentless pursuit of groundbreaking science, our entrepreneurial spirit, and a collaborative mindset.Reduced inequalitiesWe aim to develop a balanced workforce across a number of criteria, including gender, nationality, ethnicity, experience and disability.Climate actionWe value our planet and take initiatives to safeguard the environment and incorporate greener practices across our organization.

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Reference Table

The table below presents the progress made on implementing the provisions of the European Sustainability Reporting Standards as published by the European Commission on 31 July 2023.

#	Description	Reference	Explanation
BP-1	General basis for preparation of the sustainability statements	Sustainability statement: Basis for preparation	
BP-2	Disclosure in relation to specific circumstances	Sustainability statement: Basis for preparation	
GOV-1	The role of the administrative, management and supervisory bodies	Corporate Governance: Committees; Our sustainability Governance	
GOV-2	Information provided to and sustainability matters addressed by the undertaking's administrative, management and supervisory bodies	Corporate Governance: Committees; Our sustainability Governance	
GOV-3	Integration of sustainability-related performance in incentive schemes	Corporate Governance: Remuneration Policy; Remuneration Report: Executive Committee	
GOV-4	Statement on due diligence	Sustainability Due Diligence	
GOV-5	Risk management and internal controls over sustainability reporting	Risk Management: Risk Management and Internal Control; Sustainability Statements: Sustainability Governance	
SBM-1	Strategy, business model and value chain	Our Business: Strategy; Platforms and Portfolio; Sustainability Statement: Our Double Materiality Assessment; S1-Own workforce; Financial Statements: note 7; Sustainability Statement: Our Ambition	
SBM-2	Interests and views of stakeholders	Sustainability Statement: Our Double Materiality Assessment	
SBM-3	Material impacts, risks and opportunities and their interactions with strategy and business model	Our Business: Strategy, Sustainability Statements: Environmental information, Social information, Governance information, Entity-specific information	Phased-in option to omit the information prescribed by ESRS 2 SBM-3 paragraph 48(e) (anticipated financial effects) for the first year of preparation of the sustainability statement.
IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	Sustainability Statement: Our Double Materiality Assessment	
IRO-2	Disclosure requirements in ESRS covered by the undertaking's sustainability statement	Reference table; Table of all datapoints that derive from other EU legislation	

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#	Description	Reference	Explanation
Environmental information			
E1-1	Transition plan for climate change mitigation	E1-Climate change	
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business mode	E1-Climate change	
ESRS 2 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	Sustainability Statement: Our Double Materiality Assessment	
E1-2	Policies related to climate change mitigation and adaptation	E1-Climate change	
E1-3	Actions and resources in relation to climate change policies	E1-Climate change	
E1-4	Targets related to climate change mitigation and adaptation	E1-Climate change	
E1-5	Energy consumption and mix	E1-Climate change	
E1-6	Gross scopes 1, 2, 3 and total GHG emissions	E1-Climate change	
E1-9	Anticipated financial effects from material physical and transition risks and potential climate-related opportunities		Phased-in option used in line with ESRS 1 Appendix C: List of phased-in Disclosure Requirements.
Social information			
ESRS 2 SBM-2	Interests and views of stakeholders	Sustainability Statement: Our Double Materiality Assessment	
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business model	S1-Own workforce, S4-Consumers and end-users	
S1		S1-Own workforce	Phased-in option used for all disclosure requirements of ESRS S1, as Galapagos not exceeded on balance sheet date the average number of 750 employees during the financial year on consolidated basis
S4		S4-Consumers and end-users	Phased-in option used for all disclosure requirements of ESRS S4, as Galapagos not exceeded on balance sheet date the average number of 750 employees during the financial year on consolidated basis

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#	Description	Reference	Explanation
Governance information			
ESRS 2 GOV1	The role of the administrative, supervisory and management bodies	Corporate Governance: Committees; Sustainability Statements: Sustainability Governance	
ESRS 2 IRO-1	Description of the processes to identify and assess material impacts, risks and opportunities	G1-Business conduct	
G1-1	Business conduct policies and corporate culture	Corporate Governance: Code of Conduct; Sustainability Statements: G1-Business conduct	
G1-2	Management of relationships with suppliers	G1-Business conduct	
G1-6	Payment practices	G1-Business conduct	
Entity Specific Information			
ESRS 2 SBM-3	Material impacts, risks and opportunities and their interaction with strategy and business mode	Entity specific topics	
ESRS 2 IRO-1	Description of the processes to identify and assess material climate-related impacts, risks and opportunities	Sustainability Statement: Our Double Materiality Assessment	

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Galápagos
SUSTAINABILITY STATEMENTS

List of Datapoints that derive from Other EU Legislation

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS 2 GOV-1 Board's gender diversity paragraph 21 (d)	x		x		Corporate Governance: Board of Directors
ESRS 2 GOV-1 Percentage of board members who are independent paragraph 21 (e)			x		Corporate Governance: Board of Directors
ESRS 2 GOV-4 Statement on due diligence paragraph 30	x				Sustainability statements: due diligence
ESRS 2 SBM-1 Involvement in activities related to fossil fuel activities paragraph 40 (d) i	x	x	x		Not applicable
ESRS 2 SBM-1 Involvement in activities related to chemical production paragraph 40 (d) ii	x		x		Not applicable
ESRS 2 SBM-1 Involvement in activities related to controversial weapons paragraph 40 (d) iii	x		x		Not applicable
ESRS 2 SBM-1 Involvement in activities related to cultivation and production of tobacco paragraph 40 (d) iv			x		Not applicable
ESRS E1-1 Transition plan to reach climate neutrality by 2050 paragraph 14				x	Sustainability statements: E1-1
ESRS E1-1 Undertakings excluded from Paris-aligned Benchmarks paragraph 16 (g)		x	x		Not applicable
ESRS E1-4 GHG emission reduction targets paragraph 34	x	x	x		Sustainability statements: E1-1
ESRS E1-5 Energy consumption from fossil sources disaggregated by sources (only high climate impact sectors) paragraph 38	x				Not applicable
ESRS E1-5 Energy consumption and mix paragraph 37	x				Sustainability Statements: E1-5
ESRS E1-5 Energy intensity associated with activities in high climate impact sectors paragraphs 40 to 43	x				Not applicable
ESRS E1-6 Gross Scope 1, 2, 3 and Total GHG emissions paragraph 44	x	x	x		Sustainability Statements: E1-6
ESRS E1-6 Gross GHG emissions intensity paragraphs 53 to 55	x	x	x		Not stated
ESRS E1-7 GHG removals and carbon credits paragraph 56				x	Not applicable

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SUSTAINABILITY STATEMENTS

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS E1-9 Exposure of the benchmark portfolio to climate-related physical risks paragraph 66			x		Not stated
ESRS E1-9 Disaggregation of monetary amounts by acute and chronic physical risk paragraph 66 (a)		x			Not stated
ESRS E1-9 Location of significant assets at material physical risk paragraph 66 (c).					
ESRS E1-9 Breakdown of the carrying value of its real estate assets by energy-efficiency classes paragraph 67 (c).		x			Not stated
ESRS E1-9 Degree of exposure of the portfolio to climate- related opportunities paragraph 69			x		Not stated
ESRS E2-4 Amount of each pollutant listed in Annex II of the E-PRTR Regulation (European Pollutant Release and Transfer Register) emitted to air, water and soil, paragraph 28	x				Not material
ESRS E3-1 Water and marine resources paragraph 9	x				Not material
ESRS E3-1 Dedicated policy paragraph 13	x				Not material
ESRS E3-1 Sustainable oceans and seas paragraph 14	x				Not material
ESRS E3-4 Total water recycled and reused paragraph 28 (c)	x				Not material
ESRS E3-4 Total water consumption in m3 per net revenue on own operations paragraph 29	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (a) i	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (b)	x				Not material
ESRS 2- IRO 1 - E4 paragraph 16 (c)	x				Not material
ESRS E4-2 Sustainable land / agriculture practices or policies paragraph 24 (b)	x				Not material
ESRS E4-2 Sustainable oceans / seas practices or policies paragraph 24 (c)	x				Not material
ESRS E4-2 Policies to address deforestation paragraph 24 (d)	x				Not material

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SUSTAINABILITY STATEMENTS

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS E5-5 Non-recycled waste paragraph 37 (d)	x				Not material
ESRS E5-5 Hazardous waste and radioactive waste paragraph 39	x				Not material
ESRS 2- SBM3 - S1 Risk of incidents of forced labour paragraph 14 (f)	x				Not stated
ESRS 2- SBM3 - S1 Risk of incidents of child labour paragraph 14 (g)	x				Not stated
ESRS S1-1 Human rights policy commitments paragraph 20	x				Not stated
ESRS S1-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 21			x		Sustainability statements: S1
ESRS S1-1 processes and measures for preventing trafficking in human beings paragraph 22	x				Not stated
ESRS S1-1 workplace accident prevention policy or management system paragraph 23	x				Not material
ESRS S1-3 grievance/complaints handling mechanisms paragraph 32 (c)	x				Not stated
ESRS S1-14 Number of fatalities and number and rate of work-related accidents paragraph 88 (b) and (c)	x		x		Not material
ESRS S1-14 Number of days lost to injuries, accidents, fatalities or illness paragraph 88 (e)	x				Not material
ESRS S1-16 Unadjusted gender pay gap paragraph 97 (a)	x		x		Not stated
ESRS S1-16 Excessive CEO pay ratio paragraph 97 (b)	x				Not stated
ESRS S1-17 Incidents of discrimination paragraph 103 (a)	x				Not stated
ESRS S1-17 Non-respect of UNGPs on Business and Human Rights and OECD paragraph 104 (a)	x		x		Not stated

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SUSTAINABILITY STATEMENTS

Disclosure Requirement and related datapoint	SFDR reference	Pillar 3 reference	Benchmark Regulation reference	EU Climate Law reference	Section
ESRS 2- SBM3 – S2 Significant risk of child labour or forced labour in the value chain paragraph 11 (b)	x				Not material
ESRS S2-1 Human rights policy commitments paragraph 17	x				Not material
ESRS S2-1 Policies related to value chain workers paragraph 18	x				Not material
ESRS S2-1 Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines paragraph 19	x		x		Not material
ESRS S2-1 Due diligence policies on issues addressed by the fundamental International Labor Organisation Conventions 1 to 8, paragraph 19			x		Not material
ESRS S2-4 Human rights issues and incidents connected to its upstream and downstream value chain paragraph 36	x				Not material
ESRS S3-1 Human rights policy commitments paragraph 16	x				Not material
ESRS S3-1 non-respect of UNGPs on Business and Human Rights, ILO principles or and OECD guidelines paragraph 17	x		x		Not material
ESRS S3-4 Human rights issues and incidents paragraph 36	x				Not material
ESRS S4-1 Policies related to consumers and end-users paragraph 16	x				**Sustainability statements: S4**
ESRS S4-1 Non-respect of UNGPs on Business and Human Rights and OECD guidelines paragraph 17	x		x		Not stated
ESRS S4-4 Human rights issues and incidents paragraph 35	x				Not stated
ESRS G1-1 United Nations Convention against Corruption paragraph 10 (b)	x				Not applicable
ESRS G1-1 Protection of whistle- blowers paragraph 10 (d)	x				**Sustainability statements: G1-1**
ESRS G1-4 Fines for violation of anti-corruption and anti-bribery laws paragraph 24 (a)	x		x		Not material
ESRS G1-4 Standards of anti- corruption and anti-bribery paragraph 24 (b)	x				Not material

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CorporateGovernance

Galapagos’ PoliciesAs a listed company with its registered office in Mechelen (Belgium), Galapagos NV (hereinafter “Galapagos NV” or the “Company”) is required to apply the Belgian Code of Companies and Associations (the “Belgian Companies Code”) and the 2020 Belgian Code (the “2020 Code”), both of which entered into force on January 1, 2020 and as amended from time to time.For the reporting year beginning on January 1, 2024, the 2020 Code was our reference code. On October 28, 2024, the Board of Directors approved an amendment to the Company’s Charter regarding the composition of the Science & Development Committee, stipulating that when the Committee consists of an even number of members, it is sufficient tha half are independent, provided that the Chair is independent. Galapagos NV’s Charter is available on our website ( www.glpg.com). This Charter applies in addition to the applicable laws and regulations (including, without limitation, the Belgian Companies Code and the 2020 Code) and Galapagos NV’s Articles of Association. The Company’s Charter describes the main aspects of at Galapagos NV, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct.For the reporting year beginning on January 1, 2024, the Board of Directors strove to comply with the rules and recommendations of the 2020 Code. At the same time, the Board of Directors is of the opinion that certain deviations from the rules and recommendations of the 2020 Code were justified, in view of our activities, our size, and the specific circumstances in which we operate. In such cases, which are mentioned in this statement, we apply the “comply or explain” principle as set forth in the 2020 Code. Reference is made to the About the Board of Directors section.Our governance structureThe 2020 Code requires companies to make an explicit choice for one of the governance structures provided for in the Belgian Companies Code.Since April 26, 2022, Galapagos NV has adopted a one-tier governance structure as provided by the Belgian Companies Code, with the Board of Directors as the ultimate decision-making body, who has delegated certain powers to manage the Company to the Executive Committee.

One-tier governance structure [GRAPHIC APPEARS HERE] The role of the Board of Directors is to pursue a sustainable value creation by the Company, by setting the Company’s strategy, putting in place effective, responsible and ethical leadership and monitoring the Company’s performance. The Board of Directors is the ultimate decision-making body, with the overall responsibility for the management and control of the Company and is authorized to carry out all actions that are necessary or useful for the realization of the Company’s object with the exception of those reserved to the Shareholders’ Meeting by applicable law. The Board also supervises the Executive Committee. The Board acts as a collegiate body.The Board of Directors has delegated certain powers to manage the Company to the Executive Committee, led by the Chief Executive Officer (the “CEO”). The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities. Furthermore, the Board of Directors has delegated the day-to-day management of the Company to one Executive Committee member, i.e., our CEO.In order to efficiently fulfill its tasks and in view of the size and activities of the Company, the Board of Directors has established an Audit Committee, a Remuneration Committee, a Nomination Committee, and a Scientific and Development Committee. These Board Committees serve in an advisory capacity to the Board of Directors on the matters delegated to them respectively as set forth in the applicable laws and the Company’s Charter. In 2024, the Board also established an ad hoc Committee, to advice the Board on value enhancing strategies. This ad hoc Committee also served as the Committee of Independent Directors in accordance with art. 7:97 of the Belgian Companies Code. Reference is made to the Committees section.In addition to the information set out below, we refer to the Risk management and Risk factors sections of this report for a description of the most important characteristics of our internal control and risk management systems. These Risk management and Risk factors sections are deemed fully incorporated by simple reference into this statement.

Board of Directors of Galapagos NVComposition of the Board of DirectorsPer December 31, 2024, our Board of Directors consists of the following members:Paul Stoffels*joined Galapagos as Chief Executive Officer in April 2022, and is an Executive member and the Chairman of our Board of Directors since April 26, 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company’s wide innovation agenda and led its pharmaceutical R&D- pipeline, as well as the J&J external innovation agenda, and J&J Development Corporation. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe.Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough medicines for the treatment of HIV.Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands.*StoffelsIMC BV, permanently represented by Dr. Paul Stoffels

Peter Guenteris a Non-Executive Independent member of our Board of Directors since April 30, 2019. Mr. Guenter is a member of the Executive Board of Merck and Chief Executive Officer of Merck Healthcare since January 2021. Before joining Merck, he served as Chief Executive Officer at Almirall from 2017 to 2020. Prior to joining Almirall, he worked at Sanofi for22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations, and Executive Vice President General Medicine and Emerging Markets. Hewas a member of Sanofi’s Executive Committee from 2013 until August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter also is a member of the Board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent.

Galápagos
CORPORATE GOVERNANCE



Linda Higgins

is a Non-Executive member of our Board of Directors since October 22, 2019. Linda Slanec Higgins, PhD, joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research Strategy, Innovation & Portfolio. In her first ten years at Gilead, she led the Biology division, significantly expanding the therapeutic area scope and capabilities of the department. She founded External Innovation as integral component for Research. She previously served as President & Chief Executive Officer of InteKrin Therapeutics, and as Head of Research at Scios, a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development and translational medicine. Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas including central nervous system, fibrosis, inflammation, cardiovascular, virology and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead. Dr. Higgins earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed Post-Doctoral training in Molecular Genetics at the Howard Hughes Medical Institute of the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited articles, and is an inventor of over a dozen patents. Dr. Higgins also serves as a Non-Executive Director on the Board of Arcus Biosciences.

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Elisabeth Svanbergis a Non-Executive Independent member of our Board of Directors since April 28, 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg (Sweden), and is a Board-Certified General Surgeon and Associate Professor of Surgery. Dr. Svanberg joined Serono International in 2000, initially in the field of metabolism, and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb in the United States in 2007. At BMS, Dr. Svanberg served as Development Leader for a first-in-class novel diabetes medicine, and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson company) as Vice President, Head of the Established Products group where she was managing aportfolio of 90 products, used by an estimated 150 million patients globally.Dr. Svanberg subsequently served as Chief Development Officer at Ixaltis, and as Chief Medical Officer at Kuste Biopharma, specialty pharmaceutical companies developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg is a partner at Ventac Partners (since 2023) and also serves as a Non-Executive Director on the Boards of Egetis (formerly PledPharma) (since 2017), LEO Pharma (since 2022), and EPICS Therapeutics (since 2022), including membership of the Remuneration Committee.

Jérôme Contamineis a Non-Executive Independent member of our Board of Directors since April 26, 2022. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total, and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École Polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École Nationale d’Administration. He held the position of Non-Executive director at Valeo from 2006 to 2017 and at Total Energies from 2020 to 2023. Mr. Contamine also serves as a Non-Executive Director on the Board of Société Générale, and is Chairman of the Compensation Committee.

Susanne Schaffertis a Non-Executive Independent member of our Board of Directors since June 12, 2023, and is the former Global President, Novartis Oncology, and a member of the Executive Committee of Novartis. For more than 25 years, Dr. Schaffert has dedicated her career at Novartis to helping patients live longer, better lives. Before assuming her role as President of Novartis Oncology, Dr. Schaffert served as Chairperson and President of Advanced Accelerator Applications since its acquisition by Novartis in January 2018. Prior to this,Dr. Schaffert was the Head of Region Europe at Novartis Oncology, where she was responsible for leading Novartis’ Oncology Business Unit in the European Region, marketing key products in lung, breast and renal cancer, as well as hematology and coordinating the entire Oncologyoperations for EU countries. From 2010 to 2012, Dr.Schaffert served as the Head of Investor Relations for Novartis Group and prior thereto, she served as the Novartis Global Franchise Head for Immunology and Infectious Diseases. Dr. Schaffert first joined Novartis Germany in 1995 as a sales representative, and she has held a series of positions in Sales & Marketing with increasing responsibilities in both national and global functions. Dr. Schaffert has experience from various Boards and Committees, and beyond serving Galapagos NV as Non- Executive Independent Board member, she is also an Independent Non-Executive Director on the Board of Incyte Corporation, a Board member and member of the Advisory Group at Novo Holdings in Denmark and serves as Independent Board Director on the boards of ARTBio, US and Vetter Pharma, Germany. She is also a member of the Board of Partners of E. Merck KG and the Supervisory Board of Merck KgaA, Germany. Dr. Schaffert holds an M.Sc. in Chemistry and a Ph.D. with honors in Organic Chemistry from University of Erlangen (Germany).

Galápagos
CORPORATE GOVERNANCE



Simon Sturge

is a Non-Executive Independent member of our Board of Directors since September 19, 2023, and was the former CEO of Kymab, a biotech company focused on immune- mediated diseases and immuno- oncology therapeutics, until its acquisition by Sanofi in 2021. Mr. Sturge brings over 40 years of global experience in the pharmaceutical industry, including manufacturing expertise from decades of leadership roles at Celltech Biologics (now Lonza), Boehringer Ingelheim and Merck KGgA. He is currently chairing three biotechnology companies in Switzerland, Belgium, and the United States. He also runs his family investment fund and consultancy company and is a Trustee of Weizmann UK. Mr. Sturge joined Kymab as CEO in 2019 before selling it to Sanofi two years later. Before Kymab, he spent six years at Merck Group, based at their corporate headquarters in Darmstadt, Germany, as Executive Vice President Global Strategy, Business Development & Global Operations and previously as Chief Operating Officer of Merck Healthcare, responsible for the company's global commercial and manufacturing operations. In this capacity, he was responsible for the continued growth in global sales at Merck KGaA, as well as the commercial launches of Bavencio® (anti-PD-L1 antibody, avelumab) in solid tumors and Mavenclad® (cladribine) for relapsing multiple sclerosis. Prior to that, Mr. Sturge served as Corporate Senior Vice President, Biopharmaceuticals at Boehringer Ingelheim, where he was responsible for the company's global biopharmaceuticals manufacturing business as well as its biosimilars portfolio. Mr. Sturge was also founder and CEO of Ribotargets (now Vernalis), which was acquired by British Biotech. Mr. Sturge holds a BSc degree in Biology from Sussex University.

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CORPORATE GOVERNANCEAndrew Dickinsonis a Non-Executive member of our Board of Directors since March 27, 2024. Mr. Dickinson joined Gilead in 2016. Prior to his current role as CFO, he served as head of the company’s corporate development and strategy group. Before joining Gilead, Mr. Dickinson worked at Lazard as global co-head of the healthcare investment banking division. Earlier in his career, he served as general counsel and vice president of corporate development at Myogen, Inc., which was acquired by Gilead in 2006. Mr. Dickinson is also a member of the Board of Directors of Sutter Health.

Galápagos
CORPORATE GOVERNANCE



Oleg Nodelman

is a Non-Executive Non-Independent Director of Galapagos' Board of Directors since October 7, 2024. Mr. Nodelman is the Founder and Portfolio Manager of EcoR1 Capital LLC, a biotech-focused investment advisory firm established in 2013, which invests in companies at all stages of research and development. With over twenty years of experience in biotech investing, Mr. Nodelman has expertise in all aspects of investment management and deep roots in the biotech and scientific communities. Before founding EcoR1, Mr. Nodelman was a portfolio manager at BVF Partners, one of the first hedge funds dedicated to the biotechnology sector. He currently serves as a Board Member for three publicly traded companies: Galapagos, AnaptysBio and Zymeworks. Mr. Nodelman has a Bachelor of Science in Foreign Service with a concentration in Science and Technology from Georgetown University. On December 13, 2024, the Autorité des Marchés Financiers ("AMF"), the entity that regulates the French financial markets, fined Mr. Nodelman and EcoR1 Capital LLC (the "Fund") €3.0 million and €7.0 million, respectively, for a strict liability violation of market abuse regulation and reporting obligations for holders that exceed or fall below ownership of five percent of an issuer's equity capital that is listed on Euronext Paris. Mr. Nodelman and the Fund disagree with the AMF's ruling and, in February 2025, submitted an appeal, which they intend to pursue.

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Changes to our Board of DirectorsOn March 26, 2024, the Board of Directors appointed Mr. Andrew Dickinson by way of cooptation as a Non-Executive Non-Independent Director, effective as of March 27, 2024, replacing Mr. Daniel O’Day who stepped down on March 26, 2024.The Annual Shareholders’ Meeting of April 30, 2024 appointed Dr. Susanne Schaffert and Mr. Simon Sturge as Non-Executive Independent Directors, re-appointed Dr. Elisabeth Svanberg as Non-Executive Independent Director, and confirmed the appointment of Mr. Andrew Dickinson by way of cooptation as Non-Executive Non-Independent Director.On October 6, 2024, the Board of Directors appointed Mr. Oleg Nodelman by way of cooptation as Non-Executive Non-Independent Director, effective as of October 7, 2024, replacing Mr. Dan G. Baker who stepped down on October 6, 2024.Mr. Oleg Nodelman’s cooptation will be submitted to the confirmation by the Annual Shareholders’ Meeting which will be held on April 29, 2025.About the Board of DirectorsGalapagos NV’s Board of Directors consists of at least five and no more than nine members. At least three members of our Board of Directors are independent. On December 31, 2024, the Board of Directors consisted of nine members, five of whom are independent within the meaning of article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code, or 56%. In 2024, the Board of Directors was therefore composed of a majority of Independent Directors.Except for Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), all members of the Board of Directors are Non-Executive Directors.The members of our Board of Directors are appointed at the Shareholders’ Meeting upon the proposal of the Board of Directors, for a renewable term of up to four years. Members of the Board of Directors whose mandate has come to an end may be re appointed. When a position on the Board of Directors becomes vacant, the remaining members may temporarily fill the mandate by cooptation and until appointment of a new Board member at the next Shareholders’ Meeting. Each member of the Board of Directors appointed as such by the Shareholders’ Meeting shall complete the tenure of the member of the Board of Directors he/she replaces, unless the Shareholders’ Meeting decides otherwise. The Nomination Committee nominates, for approval by the Board of Directors, candidates to fill vacancies as they arise, and advises on proposals for appointment originating from shareholders, in each case taking into account the Company’s needs and the selection criteria determined by the Board of Directors. In proposing candidates, particular consideration will be given to gender diversity and diversity in general, as well as complementary skills, knowledge and experience.Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of responsibilities between the person presiding over the Board of Directors (the Chair) and the person assuming executive responsibility for running the company’s business (the CEO), and (b) the Chair of the Board of Directors and the CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), who is our CEO since April 1, 2022, is also appointed as Chair of the Board of Directors as of April 26, 2022. In light of the prevailing circumstances, the Board of Directors considered (and to date still considers) that the one-tier governance structure and the combined role as CEO/Chair allows the Company to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement the Company’s direction and strategy (including in the field of business development). Furthermore, the Board of Directors is of the opinion that such combined role has a positive impact on the functioning and efficiency of the Board, as well on the provision of information to the Board of Directors, allowing the Board of Directors to monitor the Company’s (and Galapagos group’s) performance more effectively during 2024. In order to ensure a sufficient balance, the Board adopted a counter balancing governance structure that includes the election of a Lead Non-Executive Director acting as the principal liaison between the Chair and the Non-Executive members of the Board of Directors (see also below). Effective as of March 21, 2023, Jérôme Contamine was appointed as Lead Non-Executive Director of the Company. The Lead Non-Executive Director is entrusted with the responsibilities and powers set out in the Corporate Governance Charter of Galapagos NV.

The following table sets forth certain information with respect to the members of our Board of Directors during the financial year ended on December 31, 2024: Year of birth Year of or Year of initial mandate Independent AttendanceName Position Nationality incorporation appointment expiration director(1) rateStoffels IMC BV(2) Chair Belgian 2022 2022 2026 100%Peter Guenter Member Belgian 1962 2019 2027 • 100%Elisabeth Svanberg Member Swedish 1961 2020 2028 • 100%Jérôme Contamine Member French 1957 2022 2026 • 100%Dan Baker(3) Member U.S. 1950 2022 2026 • 100%Susanne Schaffert(4) Member German 1967 2023 2028 • 100%Simon Sturge(4) Member British 1959 2023 2028 • 100%Daniel O’ Day(5) Member U.S. 1964 2019 2024 100%Linda Higgins Member U.S. 1962 2019 2027 100%Andrew Dickinson(4)(6) Member U.S. 1970 2024 2028 100%Oleg Nodelman(4)(7) Member U.S. 1977 2024 2029 100%Independent Director pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code.Permanently represented by Dr. Paul Stoffels.Director until October 6, 2024.The year of initial appointment being the year of cooptation by the Board. The four-year term of the mandate is calculated as of the Annual Shareholders’ Meeting confirming the cooptation.Director until March 26, 2024.Director as from March 27, 2024.Director as from October 7, 2024.In 2024, the Board of Directors thus consisted of three women, or 33%, and six men, or 67%, representing different nationalities and age categories.During 2024, we complied with our obligations with respect to gender diversification in the Board of Directors as set forth in article 7:86 of the Belgian Companies Code, and the Board of Directors will continue to monitor future compliance. In proposing candidates, particular consideration is given to diversity in gender, age, nationality, educational and professional background, as well as complementary skills, knowledge and experience. The profiles of all members of the Board of Directors are included in this report (see above) and are also available on www.glpg.com.[Graphic Appears Here]

The role of the Board of Directors is to pursue the long-term success and sustainable value creation by Galapagos NV. The Board of Directors does so by assuming the authority and responsibilities assigned to it under the applicable laws and regulations (including, without limitation, the Belgian Companies Code and the 2020 Code) and the Company’s Articles of Association, and by combining entrepreneurial leadership with appropriate risk assessment and management. Each of the Directors’ expertise and experience is exemplified by the varied professional activities they carry out and offices they hold. During its meetings in 2024, the Board of Directors dealt with matters pertaining to, among other things, strategy and value creation, overseeing the transfer of the Jyseleca® business to Alfasigma, the review and approval of business development projects, convening of the 2024 Annual and Extraordinary Shareholders’ Meetings and preparation of resolutions to be submitted for approval to the shareholders, the creation of new subscription rights and RSUs for the benefit of the personnel of Galapagos NV and its subsidiaries, and the review and approval of our financial and non-financial reporting.In 2024, fourteen meetings of the Board of Directors took place physically, through written resolutions or calls to discuss specific matters, including one meeting in the presence of a notary public (relating to the issuance of Subscription Right Plan 2024 BE, Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW). The meeting in the presence of a notary public was attended by Mr. Peter Guenter and Dr. Susanne Schaffert. All other Directors, except for Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), were represented by proxy at the Board meeting in the presence of a notary public. Except for the meeting in the presence of a notary public, the overall attendance rate for Board meetings was 100%. In 2024, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) recused itself from deliberation and decision-making on five agenda items because of a conflict of interests, in accordance with article 7:96 of the Belgian Companies Code, as set forth in further detail in the section titled Conflict of interests and related parties.The Board of Directors acts as a collegial body. A formal evaluation of the Board of Directors and its Board Committees was carried out in September 2021. Each member of the Board of Directors provided feedback through individual assessment forms. The results were presented on an aggregate basis by the Secretary ad interim of the (former) Supervisory Board (currently Board of Directors) and served as a basis for discussion by the full (former) Supervisory Board. This evaluation specifically addressed the functioning of the (former) Supervisory Board, the size and composition of the (former) Supervisory Board, the interaction between the (former) Supervisory Board and the (former) Management Board (currently the Executive Committee), and the functioning of the Board Committees. A new Board evaluation exercise was performed in the second half of 2022. As part of this exercise, the Board of Directors’ composition was reviewed, a composition matrix was created, and interviews were held with Board members on the functioning and composition of the Board of Directors. Board member profiles were established, which served the Board in the search for Director candidates to fill open positions by cooptation.Pursuant to the Company’s Corporate Governance Charter and as a counter balancing governance structure for the current combined CEO & Chair role within the Board, the Board of Directors has appointed a Lead Non-Executive Director. The Lead Non-Executive Director is also automatically the Vice-Chair of the Board of Directors. The Lead Non-Executive Director is entrusted with the responsibilities and powers set out in Galapagos NV’s Corporate Governance Charter, including, but not limited to, serving as principal liaison between the Non-Executive Directors and the Chair of the Board. Effective as of March 21, 2023, Jérôme Contamine was appointed as the Lead Non-Executive Director of Galapagos NV.The Board of Directors has appointed a Secretary entrusted with the functions set out in Galapagos NV’s Corporate Governance Charter, including, but not limited to, to advise the Board of Directors and its individual members on all corporate governance matters.

Galápagos
CORPORATE GOVERNANCE

Committees

Audit Committee

Audit Committee member	Function	Independent member[1]	Attendance rate
Jérôme Contamine	Chair	•	100%
Peter Guenter	Member	•	100%
Simon Sturge	Member	•	100%

[1] Independent member pursuant to article 7:87 of the Belgian Companies Code, article 3.5 of the 2020 Code and Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (subject to the exemptions provided in Rule 10A-3(c) under such act).

The Audit Committee assists the Board of Directors in fulfilling its monitoring responsibilities with respect to financial reporting, and control and risk management in the broadest sense. The Audit Committee's key responsibilities include (i) monitoring the integrity of the Company's financial statements and the Company's accounting and financial reporting processes and financial statement audits, (ii) monitoring the effectiveness of the Company's internal control and risk management systems, (iii) monitoring the internal audit function and its effectiveness, (iv) monitoring the performance of the external auditor and the statutory audit of the annual and consolidated accounts, (v) reviewing and monitoring the independence of the external auditor, (vi) informing the Board of Directors on the results of the statutory audit, and (vii) informing the Board of Directors on the Company's ESG activities, as included in the Sustainability report which contains the non-financial information as required by articles 3:6/1 – 3:6/8 and 3:32/1 – 3:32/6 of the Belgian Companies Code.

Per December 31, 2024, the Audit Committee consisted of the Directors as identified in the table above. The Chair and other members of the Audit Committee are Non-Executive Directors and are all independent within the meaning of article 7:87 of the Belgian Companies Code, provision 3.5 of the 2020 Code, and Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (subject to the exemptions provided in Rule 10A-3(c) under such act), i.e. 100% independent. Collectively, the members of the Audit Committee have sufficient relevant experience to fulfill their roles effectively, notably in financial matters (including, but not limited to, general accounting and financial reporting, as well as matters of audit, internal control, and risk control) and in the life sciences industry.

The Audit Committee meets as frequently as necessary to ensure effective operation of its responsibilities. In 2024, the Audit Committee held eight meetings, in which it dealt with matters pertaining to, among other things, audit review, (cyber) risk management, monitoring financial reporting, the monitoring of Sarbanes-Oxley compliant internal and external audit systems, monitoring of compliance matters, and sustainability (reporting). The Audit Committee acts as a collegial body. The overall attendance at the Audit Committee meetings in 2024 was 100%. The attendance rate at the Audit Committee meetings in 2024 for each of its members is set forth in the table above. Some of the meetings were attended by the statutory auditor of the Company.

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Galapagos NV Annual Report 2024

Galápagos
CORPORATE GOVERNANCE

Nomination Committee

Nomination Committee members	Function	Independent member[1]	Attendance rate
Elisabeth Svanberg	Chair	•	100%
Jérôme Contamine	Member	•	100%
Stoffels IMC BV[2]	Member		100%

[1] Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code.
[2] Permanently represented by Dr. Paul Stoffels.

The Nomination Committee makes recommendations to the Board of Directors with regard to the appointment of the members of the Board of Directors (as a Board member and as a Committee member), the CEO, and the members of the Executive Committee. Per December 31, 2024, the Nomination Committee consisted of the Directors as identified in the table above. The majority of its members are Non-Executive Independent Directors within the meaning of article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code, i.e. 67% independent. The Chair of the Nomination Committee is a Non-Executive Independent Director. Collectively, the Nomination Committee members have sufficient relevant experience to fulfill their roles effectively.

The Nomination Committee meets as frequently as necessary to ensure effective operation of its responsibilities. In 2024, the Nomination Committee held four meetings, dealing with, among other things, matters pertaining to the search for new Directors, and the proposal to reappoint certain Directors at our Shareholders' Meeting on April 30, 2024. The Nomination Committee acts as a collegial body. The overall attendance at the Nomination Committee meetings in 2024 was 100%. The attendance rate at the Nomination Committee meetings in 2024 for each of its members is set forth in the table above.

Remuneration Committee

Remuneration Committee members	Function	Independent member[1]	Attendance rate
Elisabeth Svanberg	Chair	•	100%
Dan Baker[2]	Member	•	100%
Jérôme Contamine	Member	•	100%
Simon Sturge[3]	Member	•	100%

[1] Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code.
[2] Member until June 18, 2024.
[3] Member as from June 18, 2024.

The Remuneration Committee makes recommendations to the Board of Directors with regard to the remuneration of the members of the Board of Directors, the CEO, and the members of the Executive Committee, including variable remuneration and long-term incentives, whether or not stock-related, in each case insofar as allowed by applicable laws and regulations.

Per December 31, 2024, the Remuneration Committee consisted of the Directors as identified in the table above. The Chair and other members of the Remuneration Committee are Non-Executive Directors and are all independent within the meaning of article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code, i.e. 100% independent. Collectively, the Remuneration Committee members have sufficient relevant experience to fulfill their roles effectively.

The Remuneration Committee meets as frequently as necessary to ensure effective operation of its responsibilities. In 2024, the Remuneration Committee held seven meetings, dealing with, among other things, matters pertaining to the remuneration of our Directors, grants of subscriptions rights, restricted stock units (RSUs) and bonuses, the review of the Remuneration Policy and Remuneration Report, and salary increases. The Remuneration Committee acts as a collegial body. The overall attendance at the Remuneration Committee meetings in 2024 was 100%. The attendance rate at the Remuneration Committee meetings in 2024 for each of its members is set forth in the table above. The CEO participated in those meetings where the remuneration of the Executive Committee members (other than the CEO) was discussed.

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Galapagos NV Annual Report 2024

Galápagos
CORPORATE GOVERNANCE

Science and Development Committee

Science and Development Committee members	Function	Independent member[1]	Attendance rate
Dan Baker[2]	Chair	•	100%
Susanne Schaffert[3]	Member/Chair	•	100%
Linda Higgins	Member	•	100%
Stoffels IMC BV[4]	Member		100%
Elisabeth Svanberg	Member	•	100%

[1] Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code.
[2] Chair and member until October 6, 2024.
[3] Chair as from October 28, 2024.
[4] Permanently represented by Dr. Paul Stoffels.

The Science and Development Committee provides input and advice to the Board of Directors on matters relating to the Company's Research and Development ("R&D") strategy, and serves as a resource, as needed, regarding scientific, medical, and product safety matters.

Per December 31, 2024, the Science and Development Committee consisted of the Directors as identified in the table above. Half of its members are Non-Executive Independent Directors, i.e. 50%. The Chair of the Science and Development Committee is a Non-Executive Independent Director. Collectively, the Science and Development Committee members have sufficient relevant experience to fulfill their roles effectively.

The Science and Development Committee meets as frequently as necessary to ensure effective operation of its responsibilities. In 2024, the Committee held seven meetings, dealing with, among other things, the scientific review of the Company's programs and business development opportunities. The Science and Development Committee acts as a collegial body. The overall attendance at the Science and Development Committee meeting in 2024 was 100%. The attendance rate at the Science and Development Committee meetings in 2024 for each of its members is set forth in the table above.

Ad hoc Committee

Ad hoc Committee members	Function	Independent member[1]	Attendance rate
Jérôme Contamine	Member	•	100%
Simon Sturge	Member	•	100%
Elisabeth Svanberg	Member	•	100%

[1] Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code.

The ad hoc Committee was established by the Board of Directors on March 26, 2024 to support and advice the Board in the review of value enhancing strategies. The ad hoc Committee consisted of the Independent, Non-Executive Directors as identified in the table above, i.e. being 100% independent. This ad hoc Committee also served as the Committee of Independent Directors in accordance with art. 7:97 of the Belgian Companies Code advising the Board on the decision to separate the Company into two entities, announced on January 8, 2025. The Committee met as frequently as necessary to ensure effective operation of its responsibilities, including at least nine scheduled meetings. The overall attendance at the ad hoc Committee meetings in 2024 was 100%. The attendance rate at the ad hoc Committee meetings in 2024 for each of its members is set forth in the table above.

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Galapagos NV Annual Report 2024

Galápagos
CORPORATE GOVERNANCE

Executive Committee of Galapagos NV

Composition of the Executive Committee

Per December 31, 2024, our Executive Committee consists of the following members:

- Stoffels IMC BV, permanently represented by Dr. Paul Stoffels – Please refer to the **Composition of the Board of Directors** for a biography.



Thad Huston

was appointed as Chief Financial Officer and Chief Operating Officer as per July 2023, and is a member of the Executive Committee at Galapagos. He previously served a Senior Vice President, Finance and Corporate Operations of Kite Pharma, a Gilead Company, where he was responsible for all financial aspects of the market leading cell therapy business worldwide. He was also a member of the Kite Leadership Team, the Gilead CFO Leadership Teams and the Fosun- Kite Board. Before joining Kite in 2021, Thad served as Chief Financial Officer at LivaNova PLC, a medical device company specializing in cardiovascular and neuromodulation products, where he played a key role in external R&D innovation and M&A and led the global, cross-functional teams across the group. Prior to LivaNova, he spent over 25 years in leadership positions at Johnson & Johnson (J&J), which included roles as Chief Financial Officer and Chief Operating Officer of J&J Pharmaceutical Research and Development, Chief Financial Officer of J&J's Global Surgery and Medical Devices groups managing up to $21 billion in annual revenue, and President of Xian-Janssen, leading J&J's pharmaceutical division in China. Before that, he held senior financial roles at various J&J locations in the U.S., Belgium, Russia, and Hungary. Thad is passionate about delivering results by transforming businesses to accelerate internal and external innovation to make a real difference for patients around the world.

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Valeria Cnossenwas appointed as General Counsel, responsible for Compliance & Ethics, the Corporate Secretary Office, Intellectual Property and Data Protection/Privacy, and member of the Executive Committee at Galapagos as per January 1, 2023. Ms. Cnossen joined Galapagos on 1 August 2022. She previously was General Counsel of the Consumer Health Group at Johnson & Johnson and member of the Global Consumer Health Leadership Team. Prior to that, she held leadership roles within the Medical Devices and Pharmaceutical Sectors of Johnson & Johnson. Ms. Cnossen joined Johnson & Johnson in 2011 through the acquisition of Crucell, where she was Head of Legal and Compliance. Prior to joining Crucell, Ms. Cnossen was in private legal practice at De Brauw Blackstone Westbroek in the Netherlands, andCravath, Swaine & Moore in New York City. Ms. Cnossen is a purpose-driven leader, known for her strategic and pro-active leadership, and ability to develop high-performing teams and the careers of others, especially as a mentor for women.

Annelies Missottenwas appointed as Chief Human Resources Officer and member of the Executive Committee at Galapagos as per January 1, 2023. She joined Galapagos as Vice President Human Resources in February 2018 to transform and build an expert HR team to enable business growth, and leading the transformation of Galapagos into an integrated biopharmaceutical company with an international set- up. In 2020, she was appointed Senior Vice President Human Resources and strategic advisor to the CEO and Executive Committee. Before joining Galapagos, she held various senior global HR positions at GSK. She started her career at Proximus, and acquired deep expertise over time in key HR Centres of Expertise, including Training & Development, Talent Acquisition and Reward, and HR Business partnership roles. Ms. Missotten holds a Master’s Degree in Roman Philology from KU Leuven, a DEA in Italian Culture and Linguistics from the Paris IV Sorbonne (France) and L’Universitŕ Cattolica di Milano. Over the years, she completed her education with several systemic psychology and coaching certifications and business courses, amongst others, from INSEAD, Fontainebleau (France).

Galápagos
CORPORATE GOVERNANCE

About the Executive Committee

The following table sets forth certain information with respect to the members of our Executive Committee during the financial year ending December 31, 2024:

Name	Position	Nationality	Year of birth or incorporation	Year of initial appointment
Stoffels IMC BV[1]	Chief Executive Officer	Belgian	2022	2022
Thad Huston	Chief Financial Officer and Chief Operating Officer	U.S.	1970	2023
Valeria Cnossen	General Counsel	Dutch	1973	2023
Annelies Missotten	Chief Human Resources Officer	Belgian	1972	2023

[1] Permanently represented by Dr. Paul Stoffels.

The Executive Committee has been entrusted by the Board of Directors with the executive management and running of the Company. Without prejudice to the overall responsibility and tasks of the Board of Directors regarding the management and control of the Company, the key responsibilities of the Executive Committee include the following matters (without limitation): the research, identification and development of strategic possibilities and proposals which may contribute to the Company's development in general, the management of the Company and Galapagos group, the supervision of the actual performance of the business compared to its strategic goals, plans and budgets, and the support of the CEO with the day-to-day management of the Company and Galapagos group.

The Executive Committee meets as often as necessary to ensure its effective operation, and in principle once per month.

The Executive Committee is supported by a Management Committee, i.e. an informal committee providing advice and assistance to the Executive Committee. The Management Committee consists of the Executive Committee members and certain members of the Company's senior management thereto appointed by the Executive Committee. With the exception of the Executive Committee members, the members of the Management Committee are not Directors or person charged with the leadership or daily management of the Company as defined by Belgian law.

On December 31, 2024, the Executive Committee consisted of the members as identified in the table above, representing different nationalities and age categories. Furthermore, the Executive Committee members have different educational backgrounds, as can be read in each of their profiles (see above).

The members of the Executive Committee are appointed by the Board of Directors upon recommendation of the Nomination Committee. In proposing candidates for the Executive Committee, particular consideration is given to educational and professional background, complementary skills, knowledge and experience, as well as to diversity in age, gender and nationality.

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Galapagos NV Annual Report 2024

Galápagos
CORPORATE GOVERNANCE

Galapagos NV's Share Capital and Shares

Share capital increases and issue of shares by Galapagos NV in 2024

On January 1, 2024 the share capital of Galapagos NV amounted to €356,444,938.61 represented by 65,897,071 shares. In the course of 2024, no capital increase was executed.

As a result, at the end of 2024, the share capital of Galapagos NV and the number of outstanding shares remained unchanged and amounted to €356,444,938.61 represented by 65,897,071 shares.

During 2024, the Board of Directors issued subscription rights under three subscription right plans:

- On May 16, 2024, the Board of Directors issued 1,381,000 subscription rights, after acceptance by the beneficiaries, within the framework of the authorized capital, for the benefit of Executive Committee members and certain employees of the Galapagos group under the new subscription right plans: "Subscription Right Plan 2024 BE", "Subscription Right Plan 2024 RMV" and "Subscription Right Plan 2024 ROW".
- The subscription rights issued under Subscription Right Plan 2024 BE, Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW have an exercise term of eight years as of the date of the offer, and subscription rights issued under the first offer have an exercise price of €26.90 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the day preceding the date of the first offer), and subscription rights issued under the subsequent (second) offer have an exercise price of €25.88 (the closing price of the Galapagos share on Euronext Amsterdam and Brussels on the day preceding the date of the second offer).

Number and form of Galapagos shares

Of the 65,897,071 shares of Galapagos NV outstanding at the end of 2024, 5,846 were registered shares and 65,891,225 shares were dematerialized shares. All issued shares are fully paid up and are of the same class.

Rights attached to Galapagos shares

Each share (i) entitles its holder to one vote at the Shareholders' Meetings of Galapagos NV; (ii) represents an identical fraction of the Company's share capital and has the same rights and obligations and shares equally in the profit of Galapagos NV; and (iii) gives its holder a preferential subscription right to subscribe to new shares, convertible bonds or subscription rights in proportion to the part of the share capital represented by the shares already held. The preferential subscription right can be restricted or cancelled by a resolution approved by the Shareholders' Meeting, or, within the framework of the Company's authorized capital, by the Board of Directors subject to an authorization of the Shareholders' Meeting, in accordance with the provisions of the Belgian Companies Code and Galapagos NV's Articles of Association.

Galapagos NV's authorized capital

In accordance with the provisions of the Belgian Companies Code and the Company's Articles of Association, the Extraordinary Shareholders' Meeting of Galapagos NV authorized the Board of Directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth in extenso in the Articles of Association of Galapagos NV.

This authorization consists of two parts:

- A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders' Meeting of April 30, 2024 (i.e., €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e., May 7, 2024. This general authorization will expire on May 6, 2029; and
- A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the

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Galapagos NV Annual Report 2024

convening the Shareholders’ Meeting of April 25, 2017 (i.e., € 82,561,764.93), was renewed and was valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e., May 31, 2017. This specific part of the authorized capital could, however, only be used in specific circumstances and upon a resolution of the Board of Directors that all Independent Directors (within the meaning of article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code) approve. This specific authorization expired on May 30, 2022.In 2024, our Board of Directors made use of the right to increase the capital in the framework of the authorized capital on one occasion: On May 16, 2024, in connection with the issuance of Subscription Right Plan 2024 BE, Subscription Right Plan 2024 RMV and Subscription Right Plan 2024 ROW, under which a maximum of 1,614,000 new shares could be issued for a total maximum capital increase of €8,731,740.00 (plus issuance premium).On December 31, 2024, an amount of €63,817,777.72 still remained available under the general part of the authorized capital.When increasing the share capital within the limits of the authorized capital, the Board of Directors may, if in Galapagos NV’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the group.Procedure for changes in Galapagos NV’s share capitalIn accordance with the Belgian Companies Code, Galapagos NV may increase (and issue new shares) or decrease its share capital by decision of the Extraordinary Shareholders’ Meeting approved by a qualified majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of Galapagos NV is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary Shareholders’ Meeting must be convened at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting. In this respect, there are no conditions imposed by Galapagos NV’s Articles of Association that are more stringent than those required by law.Within the framework of the powers granted to it under the authorized capital, the Board of Directors may also increase Galapagos NV’s share capital (and issue new shares) as specified in its Articles of Association.Purchase and sale of Galapagos NV treasury sharesIn accordance with the Belgian Companies Code and the Articles of Association of the Company, Galapagos NV may purchase, subject to the provisions of the Belgian Companies Code, Galapagos NV’s own shares if authorized by a prior decision of the Extraordinary Shareholders’ Meeting approved by a qualified majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of Galapagos NV is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary Shareholders’ Meeting must be convened at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting. The sale of Galapagos NV treasury shares is also subject to the provisions of the Belgian Companies Code. The aforementioned rules are also applicable to the acquisition of shares of Galapagos NV by its subsidiaries.The Board of Directors of Galapagos NV has currently not been authorized by an Extraordinary Shareholders’ Meeting to purchase or sell its own shares.On December 31, 2024, neither Galapagos NV nor any subsidiary of Galapagos NV held any shares in Galapagos NV, nor did any third party hold any shares in Galapagos NV on behalf of Galapagos NV or any of its subsidiaries.Anti-takeover provisions in Galapagos NV’s Articles of AssociationGalapagos NV’s Articles of Association currently do not contain any anti-takeover provisions.

Anti-takeover provisions under Belgian lawUnder Belgian law, public takeover bids for all outstanding voting securities of the issuer are subject to the supervision of the FSMA. If the latter determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Pursuant to the Belgian Law of April 1, 2007 on public takeovers, a mandatory takeover bid must be made when, as a result of its own acquisition or the acquisition by persons acting in concert with it, a person owns, directly or indirectly, more than 30% of the securities with voting rights in a company with registered office in Belgium whose securities are admitted to trading on a regulated or recognized market. The acquirer must offer to all other shareholders the opportunity to sell their shares at the higher of (i) the highest price offered by the acquirer for shares of the issuer during the 12 months preceding the announcement of the bid or (ii) the weighted average price of the shares on the most liquid market of the last 30 calendar days prior to the date on which it became mandatory for the acquirer to launch a mandatory takeover bid for the shares of all other shareholders.Material contracts containing change of control clausesThere are currently no material contracts containing change of control clauses.Procedure for amendments to Galapagos NV’s Articles of AssociationPursuant to the Belgian Companies Code, amendments to the Articles of Association of Galapagos NV, such as an increase or decrease in the share capital, the approval of the dissolution, merger or de-merger of Galapagos NV, but excluding an amendment of the Company’s purpose, may only be authorized with the approval of at least 75% (or, in case of an amendment of the Company’s purpose, 80%) of the votes validly cast at an Extraordinary Shareholders’ Meeting where at least 50% of Galapagos NV’s share capital is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary Shareholders’ Meeting must be convened at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting.

Galápagos
CORPORATE GOVERNANCE

Shareholders

Major shareholders of Galapagos NV

Based on transparency notifications received by Galapagos NV under Belgian law and the statements of acquisition of beneficial ownership filed with the U.S. Securities and Exchange Commission under U.S. securities law, the shareholders owning 5% or more of Galapagos NV's shares on December 31, 2024 and on an undiluted basis were Gilead Therapeutics A1 Unlimited Company (16,707,477 shares or 25.35%), Van Herk Investments B.V. (4,635,672 shares or 7.03%), and EcoR1 Capital LLC (7,094,049 shares or 10.77%).

Major shareholders on December 31, 2024


25.35%
Gilead
7.03%
Van Herk Investments
10.77%
EcoR1 Capital
0.02%
Insiders
56.83%
Other shareholders

At the end of 2024, our CEO owned 1,125,000 subscription rights. The other members of our Executive Committee held an aggregate of 2,600 shares and 491,500 subscription rights. The members of our Board of Directors (excluding our CEO) held an aggregate of 10,274 shares and 7,500 subscription rights. Each subscription right entitles its holder to subscribe to one share of Galapagos NV.

Subject to the approval of Galapagos' shareholders and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our Board of Directors. The Board members Mr. Andrew Dickinson and Dr. Linda Higgins are representatives of Gilead.

Agreements between Galapagos NV shareholders

On the date of this report, we had no knowledge of the existence of any shareholders' agreements between its shareholders.

Agreements with major Galapagos NV shareholders

On July 14, 2019, we and Gilead Sciences, Inc. and its affiliated companies (hereinafter "Gilead") announced that we entered into a 10-year global research and development collaboration. In the context of the transaction, Gilead also made an equity investment in Galapagos. We also amended and restated the license agreement for filgotinib that we originally entered into with Gilead on December 16, 2015. On August 23, 2019, the closing of the transaction took place and we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead.

On December 15, 2020 and on October 30, 2023, we and Gilead announced that we agreed to amend our existing arrangement for the commercialization and development of filgotinib again. On January 31, 2024, we successfully transferred the Jyseleca® business to Alfasigma. As part of the transaction, the amended Filgotinib Agreement between Galapagos and Gilead was assigned to Alfasigma.

On January 8, 2025, we announced an intended separation into two publicly traded entities, in which we would spin out a newly to be formed company (hereinafter "SpinCo"), which would focus on building a pipeline of innovative medicines

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Galapagos NV Annual Report 2024

through transformational transactions. We, Galapagos, would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead have agreed to amend the existing arrangements between us, as further described below.Terms of the equity investmentAs part of the research and development collaboration, Gilead entered into a share subscription agreement with us. On August 23, 2019, Gilead subscribed to 6,828,985 new Galapagos shares at a price of €140.59 per share, which included an issuance premium.Subject to the approval of Galapagos’ Shareholders’ Meeting and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our Board of Directors. The Board members Mr. Andrew Dickinson and Dr. Linda Higgins are representatives of Gilead.On October 22, 2019, our Extraordinary Shareholders’ Meeting approved the issuance of a warrant to Gilead, known as Warrant A, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares of the Company. Warrant A expires one year after the issue date and the exercise price per share is €140.59. On November 6, 2019, Gilead exercised Warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares.On October 22, 2019, Gilead was also issued another warrant, known as the initial Warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares of the Company. Pursuant to this warrant, the exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares as traded on Euronext Brussels and Euronext Amsterdam, preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. The initial Warrant B expired on August 23, 2024. It was agreed between us and Gilead that, between 57 and 59 months from August 23, 2019, subject to and upon approval by the Company’s Shareholders’ Meeting, we would issue a warrant with substantially similar terms, including exercise price, to the initial Warrant B. On April 30, 2024, the Extraordinary Shareholders’ Meeting approved the issuance of this warrant to Gilead. This subsequent Warrant B will expire five years after the date that the warrant is issued.Gilead is subject to certain standstill restrictions until 10 years following the closing, which occurred on August 23, 2019. Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without our consent, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities, and Gilead may not propose a business combination with or acquisition of Galapagos. The standstill restrictions are subject to certain exceptions as provided in the share subscription agreement.Pursuant to the terms of the share subscription agreement, Gilead also agreed to certain lock-up provisions. They shall not, and shall cause their affiliates not to, without our prior consent, dispose of any equity securities of Galapagos prior to the second anniversary of the closing (August 23, 2019). During the period beginning on the date that is two years following the closing until the date that is five years following the closing, Gilead and its affiliates shall not, without our prior consent, dispose of any equity securities of Galapagos if after such disposal they would own less than 20.1% of the then issued and outstanding voting securities of Galapagos. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement and may terminate upon certain events.In April 2021, we and Gilead agreed to amend the share subscription agreement to extend the full lock-up of all of Gilead’s securities of Galapagos for a period of five years until August 22, 2024. In 2022, Gilead and Galapagos agreed to amend the share subscription agreement for conformity with the change from a two-tier to a one-tier governance system by Galapagos.In January 2025, we and Gilead agreed to amend the share subscription agreement in the framework of the intended separation that is further described below under “Intended separation”, whereby the share subscription agreement, as amended, will be assigned to the newly formed SpinCo as of the effective date of the separation.

At the time of separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo. A lock-up will apply to the shares of Gilead in Galapagos until the earlier of the following dates (i) the termination of the separation agreement, (ii) the date that is six months after the completion of a qualifying equity financing by Galapagos, or (iii) March 31, 2027. A lock-up will also apply to the shares of Gilead in SpinCo until six months following the separation. Each lock-up is subject to certain customary exceptions and early termination provisions.Gilead will be subject to standstill restrictions in relation to both Galapagos and SpinCo. The standstill restrictions in relation to Galapagos will apply as of the effective time of the separation and terminate on August 22, 2029. During this time Gilead and its affiliates and any party acting in concert with them may not, among other things, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities without our consent, and Gilead may not propose a business combination with or acquisition of Galapagos. Similar standstill provisions will apply to Gilead in relation to SpinCo, which will apply as of the effective time of the separation and terminate two years thereafter. Both standstills are subject to certain exceptions as provided in the separation agreement.SpinCo will have a Board of Directors consisting of a majority of Independent Non-Executive Directors. Gilead will be entitled to nominate two Directors of SpinCo, and will no longer have the right to have designees appointed to our Board of Directors, and the two Gilead Directors currently serving on the Board of Directors will step down upon the separation.The outstanding warrant held by Gilead that was issued on April 30, 2024 will be adjusted at the occasion of the separation, and split into a warrant for Galapagos shares and a warrant for SpinCo shares.Terms of the global research and development collaborationUnder the option, license and collaboration agreement, we would fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive commercial license to the compound in all countries outside of Europe. If an option were exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the 10-year term of the collaboration.For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from20 – 24% on net sales of all our products licensed by Gilead in countries outside of Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued.In January 2025, we agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term will continue until the later of the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date.In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos’ and its affiliates’ small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead’s consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.Revised filgotinib collaborationUnder the terms of the new arrangement agreed in December 2020, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Gilead retains commercial rights and remains the marketing authorization holder for filgotinib outside of Europe, including in Japan, where filgotinib is co-marketed with Eisai. The transfer was subject to applicable local legal, regulatory and consultation requirements. Most activities transferred to us by December 31, 2021 and we completed the transition during 2022.The new arrangement was formalized in (1) the Transition and Amendment Agreement of April 3, 2021 pursuant to which Gilead transitioned the exploitation of filgotinib in Europe to us by the end of 2021, (2) the DIVERSITY Letter Agreement of September 6, 2021 pursuant to which we and Gilead agreed to transfer the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY study and its long-term extension study (LTE) study from Gilead to us, and (3) the Second Amended and Restated License and Collaboration Agreement of December 24, 2021, amending and restating the existing collaboration agreement, which went into effect as of January 1, 2022.In March 2022, we and Gilead agreed to transfer the sponsorship of and the operational responsibility for the MANTA study, a safety study in men with moderately to severely active UC and CD to assess semen parameters while taking filgotinib, and its long-term extension, from Gilead to us.Since January 1, 2021, we bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-Ray, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement continued for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn’s disease, pediatric studies and their LTEs in RA, UC and CD, and support for investigator sponsored trials in IBD. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to us. The transfer was intended to be completed by June 30, 2022 and was completed by March 2023. From April 1, 2022, we are solely responsible for all development costs for the DIVERSITY study and its LTE study. In March 2022, we and Gilead agreed to transfer the sponsorship of the MANTA study and its LTE from Gilead to us, which transfer was largely completed by December 31, 2022.All commercial economics on filgotinib in Europe transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead agreed to irrevocably pay us €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, an additional €75 million in April 2021 and €50 million in 2022. Furthermore, Gilead made a one-time payment of $15 million to us in 2022 in consideration for us assuming responsibility for the DIVERSITY study. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead’s global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million.On March 28, 2022 filgotinib was approved by the Japanese Ministry of Health, Labour and Welfare for UC, for which we received a $20.0 million (€18.2 million) regulatory milestone payment from Gilead in May 2022.In March 2022, we and Gilead agreed to further amend the collaboration by adding the following countries to the Galapagos territory: Andorra, San Marino, Monaco, and Vatican City.In October 2023, we and Gilead agreed to further amend the collaboration. We and Gilead agreed to terminate the existing 50/50 global development cost sharing arrangement, with us bearing the costs going forward, and to terminate Galapagos’ obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments. Effective January 31, 2024, following the closing of the transaction between Galapagos and Alfasigma S.p.A. to transfer the Jyseleca® business to Alfasigma, we assigned our rights and obligations under the filgotinib collaboration to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and Galapagos entered into in October 2023.

Intended separationOn January 7, 2025, we and Gilead entered into a separation agreement to restructure our existing relationship. Under this agreement, we intend to transfer, by way of a partial demerger to be effected in accordance with the relevant provisions of the Belgian Companies Code, a portion of our current cash balance (along with certain other assets and liabilities) into a new entity, SpinCo. Our existing shareholders will receive shares in SpinCo in the same proportion as their shareholdings in Galapagos as of a record date to be established. SpinCo will focus on identifying and investing in innovative medicines with robust demonstrated proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions. Completion of the separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders’ Meeting of Galapagos, as well as certain other customary conditions. The separation is expected to occur by mid-2025.As further described above under “Terms of the global research and development collaboration”, the option, license and collaboration agreement, as amended, will be assigned to SpinCo in the framework of this intended separation. Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos’ and its affiliates’ small molecule research and development activities and programs.We intend to apply for listing on the regulated market of Euronext Amsterdam and Brussels, and Nasdaq (through American Depositary Shares (ADSs)).Gilead has agreed to lock-up provisions and standstill restrictions in respect of both Galapagos and SpinCo, as described above under “Terms of the equity investment”.We will provide transitional services to SpinCo on a cost plus basis during a reasonable period after the separation to facilitate SpinCo’s operations and allow it to operate on a stand-alone basis as soon as possible.As part of the separation, we also agreed with Gilead that SpinCo will provide us with a financing backstop facility to support our operations post-separation.Our Remuneration PolicyA revised remuneration policy applies as from January 1, 2024, after approval by the Annual Shareholders’ Meeting held on April 30, 2024. Such document is available on our website.

Remuneration ReportIntroductionAt Galapagos, we are dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we unite compelling science, technology, and collaborative approaches to create a deep pipeline of potential best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders.Our goal is not just to meet current medical needs, but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. In line with this purpose, Galapagos announced early 2025 its intent to unlock shareholder value by separating into two publicly traded entities.Reference is made to the explanatory note regarding this proposed separation. Following the separation, we will focus on unlocking the broad potential of our innovative decentralized cell therapy manufacturing platform, enabling the delivery of fresh, early stem-like memory cell therapy within a median vein-to-vein time of seven days, and advancing our cell therapy pipeline of potentially best-in-class assets, which will not be subject to the option license and collaboration agreement (“OLCA”) as of the separation. To drive long-term value creation in oncology cell therapy, we will streamline our business and seek partnerships for our small molecule assets, as part of our focused strategy and optimized capital allocation. Meanwhile SpinCo will be capitalized with €2.45 billion of Galapagos’ current cash. It will be focused on building a pipeline of innovative medicines with robust demonstrated proof-of-concept in oncology, immunology, and/or virology through strategic business development transactions. SpinCo will have a seasoned leadership team and Board of Directors with a proven track record of biotechnology company-building and strategic transaction experience to manage and oversee SpinCo independently.The objective of our Remuneration Policy is to attract, engage, and retain the diverse qualified and expert individuals we need to pursue our strategic and operational objectives, whilst reinforcing our culture and sustainability ambitions for the benefit of patients, our people, and the planet. Our specific goals for remuneration are: to offer competitive opportunities for talented employees by benchmarking against appropriate peer groups; to incentivize exceptional and sustainable performance, aligned with corporate achievements; to provide differential rewards based on individual performance; to avoid differentiation on any grounds except for performance and other proper factors; and to reinforce an open, and equitable culture.Our current Remuneration Policy was prepared in accordance with the Belgian Companies Code and the 2020 Code. The Remuneration Policy was approved by the Board of Directors on March 26, 2024, upon recommendation of the Remuneration Committee, and submitted to the annual Shareholders’ Meeting on April 30, 2024. The Remuneration Policy was approved by Galapagos’ shareholders at this 2024 annual Shareholders’ Meeting with 87.13% of shareholder votes. The policy became effective from January 1, 2024 and applies to the reporting year beginning on January 1, 2024. This Remuneration Report must be read together with the Remuneration Policy which, to the extent necessary, should be regarded as forming part of this Remuneration Report. The remuneration granted to the members of the Board of Directors and the Executive Committee with respect to financial year 2024 is in line with the Remuneration Policy, unless otherwise stated.We encourage an open and constructive dialogue with our shareholders to discuss our approach to governance, including remuneration, and to understand what they consider best practices. We have carefully considered the feedback received and have reviewed our remuneration practices. The results of these efforts have led to a greater level of detail in this Remuneration Report and the revised and approved 2024 Remuneration Policy. We are committed to continually reviewing and improving our Remuneration Policy and reporting practices.

Galápagos
CORPORATE GOVERNANCE

Remuneration for the Board of Directors

Remuneration Structure Components

In accordance with our Remuneration Policy and the decisions of the annual Shareholders' Meetings of April 28, 2020 and April 30, 2024, the Board of Directors fee levels applicable for financial year 2024 were as set out in the table below. Via the decision of the annual Shareholders' Meeting of April 30, 2024, the fee levels for the Directors were revised as of May 1, 2024 as presented below. Note that the remuneration of the Directors does not include any variable remuneration or benefits, except for tax filing support in respect to Galapagos' remuneration.

Role	Annual cash fee level		Annual cash fee level to acquire GLPG shares[1]	
	Until April 30, 2024	As from May 1, 2024[2]	Until April 30, 2024	As from May 1, 2024[2]
Chair[3]	€100,000	€110,000	€100,000	€110,000
Lead Non-Executive Director[4]	N/A	€75,000	N/A	€75,000
Non-Executive Director	€50,000	€55,000	€50,000	€55,000
Committee Chair	€20,000	€20,000	N/A	N/A
Committee member	€15,000	€15,000	N/A	N/A

[1] The Non-Executive Directors receive an additional cash compensation equal to the amount of their fixed annual cash remuneration (not taking into account fees for Committee membership and Chairmanship) subject to the commitment by each Non-Executive Director to use the net portion (after taxation) of such cash remuneration to purchase shares of Galapagos in the open market within a set period of time after receipt of such cash remuneration. The shares that each Director so acquires must be held until at least one year after the Director leaves the Board of Directors and at least three years after the time of acquisition. This additional cash compensation constitutes the equivalent of the equity component of the members of the Board of Directors' remuneration, as recommended by section 7.6 of the 2020 Corporate Governance Code.

[2] At the Annual Shareholders' Meeting of April 30, 2024, the shareholders approved that the annual compensation (excluding expenses) of the Non-Executive Directors, other than the Non-Executive Directors representing a shareholder, for the exercise of their mandate shall be increased as of May 1, 2024 and consists of a cash remuneration and an equity-based remuneration as set out in the table above.

[3] The Chair fees were not payable for financial year 2024 as the CEO is only remunerated for the performance of his executive functions as CEO and is not entitled to any additional remuneration for his mandates of Chair of the Board of Directors and Committee member.

[4] Given his function and responsibilities, the Lead Non-Executive Director receives an increased compensation as of May 1, 2024. Before the Lead Non-Executive Director received the same remuneration as the other Non-Executive Directors.

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Galápagos
CORPORATE GOVERNANCE

2024 Remuneration

In accordance with our Remuneration Policy and the decisions of the annual Shareholders' Meetings of April 28, 2020 and April 30, 2024, the effective remuneration of the members of the Board of Directors for the exercise of their mandate during the financial year ending December 31, 2024 is as set out in the following table:

Directors	Board of Directors				Audit Committee		Nomination Committee		Remuneration Committee		Science and Development Committee[2]		TOTAL REMU-NERATION
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration		Cash remuneration		Cash remuneration		
	Chair	Member	Cash granted to acquire GLPG shares[1]	Acquired GLPG shares[1]	Chair	Member	Chair	Member	Chair	Member	Chair	Member	
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels[2]	N/A		N/A					N/A				N/A	N/A
Mr. Peter Guenter		€53,338	€53,350	925		€15,000							€121,688
Dr. Elisabeth Svanberg[11]		€53,338	€53,350	915			€20,000		€20,000			€15,000	€173,204
Mr. Jérôme Contamine[3][11]		€66,690	€66,750	1,158	€20,000			€15,000		€15,000			€194,956
Dr. Dan Baker[4]		€40,485	€40,150	688						€6,964	€15,326		€102,925
Dr. Susanne Schaffert[5]		€53,338	€53,350	925							€3,533	€12,351	€122,571
Mr. Simon Sturge[6][11]		€53,338	€53,350	925		€15,000				€10,714			€143,919
Mr. Daniel O'Day[7][8]		N/A	N/A	N/A									N/A
Dr. Linda Higgins[8]		N/A	N/A	N/A								N/A	N/A
Mr. Andrew Dickinson[8][9]		N/A	N/A	N/A									N/A
Mr. Oleg Nodelman[10]		N/A	N/A	N/A									N/A

[1] The company grants a gross amount equal to the respective Board member's annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market. Acquisitions of Galapagos' shares by the Board members via different brokers can result in a different number of acquired shares due to applicable transaction costs.
[2] Chair of the Board of Directors as of April 26, 2022, Nomination Committee member as of May 2, 2022, and Science and Development Committee member as of September 19, 2023. Stoffels IMC BV does not receive any remuneration for its mandates as Chair of the Board of Directors or Committee member.
[3] Lead Non-Executive Director as of March 21, 2023. Given his function and responsibilities, the Lead Non-Executive Director receives an increased compensation as of May 1, 2024.
[4] Director and Science and Development Committee member until October 6, 2024, Remuneration Committee member until June 18, 2024.
[5] Chair of the Science and Development Committee as of October 28, 2024, before Dr. Schaffert was already a member of this Committee.
[6] Remuneration Committee member as of June 18, 2024.
[7] Director until March 26, 2024.
[8] Mr. O'Day, Mr. Dickinson and Dr. Higgins, all Gilead representatives, do not receive any remuneration for their mandate as members of the Board of Directors.
[9] Director as of March 27, 2024.
[10] Director as of October 7, 2024. Mr. Nodelman, as Ecor1 representative, does not receive any remuneration for his mandate as member of the Board of Directors.
[11] In accordance with section 7:97 §3 of the Belgian Companies Code, the procedure for related party transactions was applied in connection with the proposed separation of Galapagos into two publicly traded entities and the transactions associated therewith, as announced by the press release of January 8, 2025. The ad-hoc Committee was composed of the following Directors: Dr. Elisabeth Svanberg, Mr. Jérome Contamine and Mr. Simon Sturge. These Directors received EUR 11,516.39 for their membership of this Committee during financial year 2024, which has been included in their total remuneration as set out in the above table.

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Remuneration for Executive Committee Members

Peer Groups

As previously disclosed in last year's report, a peer group and benchmarking exercise for Executive Committee roles was completed between late 2022 and early 2023.

Both European and U.S. peer groups were found to be appropriate given the talent pool for the Executive Committee extends to both Europe and the U.S., with the majority of our competitors based in the U.S. The peer groups listed below consist of publicly listed biotechnology and pharmaceutical companies, selected at that time considering size, international growth ambitions and, to the extent possible, business model, lifecycle stage and therapeutic areas. These benchmarks supported the Board, upon recommendation of the Remuneration Committee, in its decision-making in early 2024, also taking into account Galapagos' strategic context and requirements, company performance, individual performance and skills as well as broader workforce considerations. The Remuneration Committee looks at each Executive Committee member's home market as the primary reference point with consideration also given to the international talent market in which they operate, have operated or could operate. The Remuneration Committee strives to take a balanced and responsible approach, in particular with long-term incentives where competitive practice on quantum and structure can vary significantly between the U.S. and elsewhere.

European peers	U.S. peers
Genmab A/S	United Therapeutics Corp
Argenx SE	Neurocrine Biosciences Inc
Jazz Pharmaceuticals PLC	Sarepta Therapeutics Inc
Ipsen SA	Exelixis Inc
Swedish Orphan Biovitrum AB	Ionis Pharmaceuticals Inc
Ascendis Pharma A/S	Vir Biotechnology Inc
Alkermes Plc	Amicus Therapeutics Inc
Idorsia Ltd	SAGE Therapeutics Inc
Immunocore Holdings PLC	Ligand Pharmaceuticals Inc
MorphoSys AG	Kymera Therapeutics Inc
Uniqure NV	Ironwood Pharmaceuticals Inc
	Agios Pharmaceuticals Inc
	Nektar Therapeutics
	FibroGen Inc

Finally, the BEL20 (the benchmark stock market index of Euronext Brussels) general industry peer group (excluding financial services companies) is considered to ensure there is an understanding of the local Belgian listed market given the location of our headquarters. However, given the international nature of our executive leadership and specific sector considerations, it is not the only reference to inform our pay policy.

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2024 Remuneration Summary

In accordance with our Remuneration Policy, the remuneration of the members of the Executive Committee for the exercise of their mandate during the financial year ending December 31, 2024 was as set out in the following table:

Executive Committee	Fixed remuneration			Variable remuneration			TOTAL REMU-NERATION	Proportion of fixed and variable remuneration
					Multi-year variable			
	Base salary	Other compo-nents[1]	Pension	Short term bonus[2]	Vested RSUs[3]	Granted SRs[4]		
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	€772,500	€0.00	€0.00	€450,450	€1,428,334	€66,750	€2,718,034	Fixed: 28% Variable: 72%
Other ExCom members[5]	€1,287,500	€267,816	€186,000	€500,500	€943,836	€97,900	€3,283,551	Fixed: 53% Variable: 47%

[1] Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory services and health and disability insurance.
[2] The one-year variable is the short-term cash bonus awarded to each Executive Committee member in respect of 2024 and paid in March 2025.
[3] During financial year 2024 RSUs vested under RSU plans 2020.I, 2020.II, 2021.I, 2021.II, 2022.I, 2022.II and 2023.II and pay-outs occurred accordingly to the Executive Committee members.
[4] The value of the subscription rights granted during the financial year 2024 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2024.
[5] The other Executive Committee members are Mr. Thad Huston, Ms. Valeria Cnossen and Ms. Annelies Missotten.

Pursuant to the applicable Belgian legislation for the one-tier governance system, we disclose the remuneration of the CEO on an individual basis and of the other Executive Committee members on an aggregated basis.

Fixed Remuneration

Base Salaries

Base salary is set to reflect responsibilities, relevant experience and competence, and market rates for equivalent positions. The Board, upon recommendation of the Remuneration Committee, decided that for the financial year 2024, each member of the Executive Committee received the base salary, identified individually for the CEO and in aggregate for other members of the Executive Committee in the total remuneration table above. In particular, the base salary for the CEO increased by 4% as of April 2024 (from €750,000 to €780,000). The increase considered a number of factors, including positioning versus benchmark and alignment with the overall salary movements of the broader workforce; no increase was made in 2023.

Pension and Other Components

In addition, the members of the Executive Committee are provided with various benefits in line with our Remuneration Policy such as a retirement plan, insurance programs (including life insurance, disability and health), company cars and the provision of certain tax services. The pension and other components of the remuneration of each Executive Committee member are summarized in the total remuneration table above.

Short-Term Variable Remuneration

Upon recommendation of the Remuneration Committee, the Board of Directors determined an overall achievement of 77% (out of a maximum of 125%) against the 2024 corporate objectives. In arriving at this determination, the Board considered performance against objectives set (highlights of which are set out in the table below), management of unforeseen developments as well as achievements towards our long-term strategic goals.

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2024 Corporate Objectives

Advancing the portfolio
• 70% target weighting
• 45% weighted achievement

Advance our oncology portfolio

- Advance our Phase 1/2 studies with CD19 CAR-T candidates GLPG5101 and GLPG5201, and BCMA CAR-T candidate GLPG5301
- Deliver new cell therapy and small molecule Preclinical Leads

- Our main achievement for our oncology portfolio obtaining FDA clearance for the IND application of the Phase 1/2 ATALANTA-1 study of GLPG5101 in R/R NHL, with leading cancer centers in Boston to be activated.
- In addition, we presented encouraging new clinical and translational data for GLPG5101 at ASH 2024, further demonstrating the potential of our platform in delivering fresh, early stem-like cell therapies with a median seven days vein-to-vein.
- Building on the encouraging data with GLPG5101, and in line with our goal to streamline the business, we are focusing our resources on accelerating GLPG5101 as our flagship CD19 CAR-T program, and pending the advancement of GLPG5101 in additional indications, are deprioritizing activities for GLPG5201, our second CD19 CAR-T candidate. With the addition of double-refractory chronic lymphocytic leukemia (CLL) and Richter transformation (RT) of CLL, both indications with significant unmet needs, GLPG5101 would be developed across eight aggressive B-cell malignancies, further unlocking its broad potential to address significant unmet medical needs.
- In the first half of 2024, we temporarily paused patient enrollment in the Phase 1/2 PAPILIO-1 study of GLPG5301 in R/R MM and submitted a protocol amendment to the EMA following one observed case of Parkinsonism. We resumed enrollment in Q3 2024, but the pause prevented us from meeting the year-end recruitment target.
- We further advanced our early-stage proprietary cell therapy pipeline of next-generation CAR-T candidates, and progressed one armored, bi-specific CAR-T candidate into IND-enabling studies with the aim to start clinical development in 2025-2026.
- Within our early-stage small molecules' oncology portfolio, we further advanced lead assets, however we didn't achieve the objective to get to the next phase. Following the intention to separate Galapagos into two publicly traded entities as announced on January 8, 2025 we are in the process of seeking partners to take over the small molecules' portfolio.

Advance our immunology portfolio

- Advance our Phase 2 study with TYK2 inhibitor GLPG3667
- Deliver new small molecule Preclinical Lead

- We advanced our TYK2 inhibitor, GLPG3667, in two Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM). Screening for the SLE study was closed in January 2025, ahead of schedule. Topline results for the entire GLPG3667 program are anticipated in the first half of 2026.
- We progressed one small molecule candidate in immunology into IND-enabling studies, targeting start of clinical development in 2025.
- Following the intention to separate Galapagos into two publicly traded entities as announced on January 8, 2025 we are in the process of seeking partners to take over the small molecules' portfolio, including GLPG3667.

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2024 Corporate Objectives

(continued)

Execute Business Development transactions

- Execute multiple acquisitions (in-licensing or M&A) and/or other transactions, in line with the strategy that is approved by the Board of Directors

- We further expanded our pipeline, by signing a clinical collaboration agreement with an option to exclusively license Adaptimmune's next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications.
- We signed two research collaborations with BridGene Biosciences to accelerate our small molecule precision oncology pipeline in line with our strategy at that time. The collaborations were stopped following the planned separation and intention to discontinue the small molecules' activities to focus on cell therapies.
- Finally, following a thorough strategic review as part of our ongoing transformation, we determined to initiate a reorganization to position the Company for long-term growth and cell therapy leadership in oncology. Significant preparatory work was completed in 2024 to enable an announcement on January 8, 2025 regarding an intention to separate Galapagos into two publicly listed legal entities by mid-2025, subject to shareholder approval. SpinCo will unlock value by investing to build a pipeline of innovative medicines with robust, demonstrated proof of concept through one or more transformational transactions with Gilead as a potential partner under the OLCA. A focused Galapagos will continue to build its global oncology leadership in transformational cell therapies, with full global development and commercialization rights to its R&D pipeline. The OLCA between us and Gilead will no longer apply to Galapagos, which will provide us the flexibility to partner out our programs.

Supply Chain & Quality
• 20% target weighting
• 20% weighted achievement

Build out decentralized manufacturing unit network

- Establish a network of DMUs to support clinical enrollment in the U.S. and Europe*
- Strengthen our platform to prepare for pivotal studies
- Secure supply of key materials
- Strengthen Quality capabilities and systems

- We further built our DMU network in the U.S. through multiple collaborations. We have active DMUs in the major markets in Europe to support the clinical studies.
- Landmark Bio will serve as the first DMU in the U.S. to manufacture GLPG5101 for the ATALANTA-1 study in the U.S.
- We are scaling up capacity at our DMUs in the U.S. and DMUs in the major markets in Europe, and continue to expand the current network to secure required capacity for pivotal readiness.
- In addition we strengthened our platform: we worked on securing the key supply materials for our decentralized manufacturing platform, prepared the pivotal roadmaps from an AD (Analytical Development) / Digital / PD (Process Development) perspective.
- We also significantly strengthened our Quality capabilities and systems. We received our MIA license for our facility in Leiden which will serve as a certified location for QP batch certification and QC release testing for our cell therapies.

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2024 Corporate Objectives	
Enabling a strong & sustainable organization • 10% target weighting • 12% weighted achievement	
Cash Burn ■ Deliver on our cash burn guidance, not including business development, announced at FY23 results and at 1H24	■ We remained disciplined in our spending and ended the year with a full-year cash burn of €374 million, within the guidance range, including business development, of €370 million to €410 million.
ESG ■ Execute sustainability action plans and reach compliance readiness on CSRD	■ We executed on the agreed ESG action plan focusing on our 5 key priorities related to (i) Patient access, (ii) Patient engagement, (iii) Adding years and quality of life, (iv) DEI/trust, (v) Planet, and are compliant ready on CSRD.
People ■ Hire and retain leadership and expert capabilities to enable the build-up of our CellTx footprint ■ Implement initiatives around employee engagement	■ We attracted key talent to strengthen and grow our oncology therapeutic area. Our ongoing expansion in the U.S. is a crucial step in future recruitment. In addition, following the Alfasigma transaction, there was a significant focus on employee engagement ranging from a company-wide survey and leadership programs to local engagement activities.
Jyseleca® transfer ■ Transfer the Jyseleca® business to Alfasigma in compliance with the Transition Service Agreement, including the Marketing Authorization (MAH) in Europe	■ We completed the transfer of the Jyseleca® business to Alfasigma, including transferring the MAH in the European Union and the UK.
Overall corporate achievement: 77%	

The Board-approved 77% corporate funding level for 2024 achievements is applicable to the wider Galapagos workforce for their bonus funding. The Board considered this level of funding for the CEO, upon recommendation of the Remuneration Committee, and for the other Executive Committee members, upon proposal of the CEO, together with the individual performance of Executive Committee members, in order to determine the individual annual bonus outcomes for 2024 set out in the total remuneration table above. These 2024 annual bonuses will be paid in March 2025.

Long-Term Variable Remuneration

The total remuneration table above under Section "2024 remuneration summary" sets forth the following:

- The value of the RSUs vested and paid out in 2024 for each member of the Executive Committee. During 2024, there were RSU vestings under seven different RSU plans: Plan 2020.I, Plan 2020.II, Plan 2021.I, Plan 2021.II, Plan 2022.I, Plan 2022.II and Plan 2023.II. The pay-outs to the Executive Committee members occurred accordingly and the amount for the CEO and aggregate amounts for the other Executive Committee members are set forth in the total remuneration table above.
- The value of the subscription rights granted during the financial year 2024 calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2024.

In determining the annual equity awards made to Executive Committee members in the financial year 2024, the Board considered a number of factors in early 2024, including company performance, individual performance and ability to drive future value creation in the context of the current business transformation, the overall retention value of past equity awards and competitive levels of equity compensation for similarly positioned executives based on analysis of market data from our disclosed peer groups.

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As a result, the following equity awards were made to Executive Committee members in financial year 2024:

- 185,000 Subscription rights under Subscription Right Plan 2024 BE, of which 75,000 were granted to the CEO.
- 299,516 RSUs under RSU Plan 2024.I, of which 178,476 were granted to the CEO.
- No Performance Stock Units (PSUs) have been awarded.

For transparency and simplicity, the number of RSU plans operated for the Executive Committee members has been reduced to one RSU Plan (RSU Plan 2024.I), as further explained in the 2024 Remuneration Policy.

Further reference is made to the **Equity components of the remuneration section**, which contains, among others, a description of the 2024 grant of subscription rights and RSUs.

Further Information on Equity-Based Remuneration

Subscription Rights Awarded, Exercised or Expired

In 2024, we issued Subscription Right Plan 2024 BE for the benefit of Executive Committee members. The final number of accepted subscription rights was enacted by the notarial deeds of May 17, July 3 and August 18, 2024. Under the plan, the subscription rights have a lifetime of eight years, an exercise price of €26.90, and vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights can in principle not be exercised prior to January 1, 2028. Good and bad leaver rules apply in the event of termination prior to the end of the vesting period.

As from January 1, 2020, we no longer grant any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code and provision 7.6 of the 2020 Corporate Governance Code, which stipulates that Non-Executive Directors should not be entitled to receive stock options. Prior to 2020, members of the Board of Directors were granted subscription rights and hence the table below also contains a disclosure for a Board member.

The table below sets out further information in relation to subscription rights granted to the Executive Committee and, historically, the Board of Directors:

	Plan[1]	Grant date	Vesting period	Exercise period	Exercise price	Number of SRs outstanding per 31/12/2024	Number of SRs exercisable per 31/12/2024	SRs offered & accepted during 2024	SRs exercised during 2024	SRs expired in 2024
Directors[2]										
Mr. Peter Guenter	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	7,500	7,500		0	0

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	Plan[1]	Grant date	Vesting period	Exercise period	Exercise price	Number of SRs outstanding per 31/12/2024	Number of SRs exercisable per 31/12/2024	SRs offered & accepted during 2024	SRs exercised during 2024	SRs expired in 2024
Executive Committee members										
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	SR Plan 2022 (B)	25/03/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 25/01/2030	€50.00	1,000,000	0		0	0
	SR Plan 2023 BE	8/05/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€35.11	50,000	0		0	0
	SR Plan 2024 BE	17/05/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	75,000	0	75,000	0	0
Annelies Missotten	WP Plan 2018	18/06/2018	100% 3rd year after year of grant 01/01/2022	01/01/2022 – 18/04/2026	€79.88	26,000	26,000		0	0
	WP Plan 2019	12/07/2019	100% 3rd year after year of grant 01/01/2023	01/01/2023 – 10/04/2027	€95.11	20,000	20,000		0	0
	SR Plan 2020	16/06/2020	100% 3rd year after year of grant 01/01/2024	01/01/2024 – 17/04/2028	€168.42	15,000	15,000		0	0
	SR Plan 2021 BE	2/07/2022	100% 3rd year after year of grant 01/01/2025	01/01/2025 – 30/04/2029	€64.76	22,500	0		0	0
	SR Plan 2022 BE	7/07/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 06/05/2030	€57.46	18,000	0		0	0
	SR Plan 2023 BE	7/07/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€35.11	25,000	0		0	0
	SR Plan 2024 BE	3/07/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	30,000	0	30,000	0	0
Valeria Cnossen	SR Plan 2022 BE	9/11/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 06/05/2030	€51.58	30,000	0		0	0
	SR Plan 2023 BE	28/08/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€35.11	25,000	0		0	0
	SR Plan 2024 BE	19/08/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	30,000	0	30,000	0	0
Thad Huston	SR Plan 2023 BE	28/08/2023	100% 3rd year after year of grant 01/01/2027	01/01/2027 – 05/05/2031	€38.58	200,000	0		0	0
	SR Plan 2024 BE	3/07/2024	100% 3rd year after year of grant 01/01/2028	01/01/2028 – 16/05/2032	€26.90	50,000	0	50,000	0	0

[1] Warrant Plan (WP) and Subscription Right Plan (SR Plan)

[2] Dr. Elisabeth Svanberg, Mr. Jérôme Contamine, Mr. Andrew Dickinson, Dr. Linda Higgins, Dr. Susanne Schaffert, Mr. Oleg Nodelman and Mr. Simon Sturge do not have any subscription rights.

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At the end of 2024, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) held 1,125,000 subscription rights, Ms. Annelies Missotten held 2,600 shares and 156,500 subscription rights, Ms. Valeria Cnossen held 85,000 subscription rights, and Mr. Thad Huston held 250,000 subscription rights.

RSUs Offered to, Vested or Expired for the Executive Committee Members

In 2024, the Executive Committee members were offered new RSUs under the 2024 RSU Annual Long-Term Incentive Plan. The members of the Executive Committee accepted all RSUs offered to them. The RSUs have a four-year vesting period, with 25% vesting each year and a first vesting date on May 1, 2025.

Each RSU represents the right to receive, at our discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, in respect of Executive Committee members, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

No RSUs expired during financial year 2024. The table below sets forth further information in relation to RSUs offered and accepted by each Executive Committee member and vested and paid out during 2024:

Executive Committee member	Plan	Offer date	Vesting period	Vesting date	Number of RSUs offered and accepted	RSUs vested during 2024
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	Plan 2022.II	5/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	74,408	18,602
	Plan 2023.I	8/05/2023	100% three years after offer date	08.05.2026	9,695	0
	Plan 2023.II	9/05/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	129,276	32,319
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	178,476	0
Ms. Annelies Missotten	Plan 2020.I	6/05/2020	25%/year Four-year vesting period	01/05/2021 01/05/2022 01/05/2023 01/05/2024	332	83
	Plan 2020.II	6/05/2020	25%/year Four-year vesting period	01/05/2021 01/05/2022 01/05/2023 01/05/2024	956	239
	Plan 2021.I	5/05/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	1,488	372
	Plan 2021.II	6/05/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	2,708	677
	Plan 2022.I	3/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	1,776	444
	Plan 2022.II	5/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	2,980	745
	Plan 2023.I	8/05/2023	100% three years after offer date	08.05.2026	3,246	0
	Plan 2023.II	9/05/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	43,092	10,773
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	14,264	0

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Executive Committee member	Plan	Offer date	Vesting period	Vesting date	Number of RSUs offered and accepted	RSUs vested during 2024
Ms. Valeria Cnossen	Plan 2022.II	5/08/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	9,512	2,378
	Plan 2023.I	8/05/2023	100% three years after offer date	08.05.2026	4,309	0
	Plan 2023.II	9/05/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	43,092	10,773
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	26,740	0
Mr. Thad Huston	Plan 2023.II	15/06/2023	25%/year Four-year vesting period	01/05/2024 01/05/2025 01/05/2026 01/05/2027	50,544	12,636
	Plan 2024.I	16/05/2024	25%/year Four-year vesting period	01/05/2025 01/05/2026 01/05/2027 01/05/2028	80,036	0

Evolution of Remuneration and Company Performance

The below table shows the annual change of remuneration of each Board member, the CEO and the other Executive Committee members (in aggregate), of the performance of the Company and of average remuneration on a full-time equivalent basis of Galapagos' employees, other than members of the Board of Directors and the Executive Committee, over the five most recent financial years.

Comparative table of remuneration and company performance									
	2024	% change	2023	% change	2022	% change	2021	% change	2020
Director's remuneration[1]									
Executive Committee[2] [3]									
Stoffels IMC BV, permanently represented by Dr. Stoffels[4]	€1,222,950	-3%	€1,256,250	40%	€900,000	N/A	N/A	N/A	N/A
	€2,718,034	38%	€1,971,286	34%	€1,470,000	N/A	N/A	N/A	N/A
Other Executive Committee members[4]	€1,788,000	15%	€1,557,439	N/A	N/A	N/A	N/A	N/A	N/A
	€2,829,736	56%	€1,810,198	N/A	N/A	N/A	N/A	N/A	N/A
Board of Directors[5] [6]									
Mr. Peter Guenter[7]	€68,338	5%	€65,000	0%	€65,000	0%	€65,000	0%	€65,000
	€121,688	6%	€115,000	0%	€115,000	0%	€115,000	0%	€115,000
Dr. Elisabeth Svanberg[8]	€108,338	22%	€88,753	37%	€65,000	0%	€65,000	47%	€44,164
	€161,688	17%	€138,753	21%	€115,000	0%	€115,000	47%	€77,999
Mr. Jérôme Contamine[9]	€116,690	17%	€100,000	47%	€68,131	N/A	N/A	N/A	N/A
	€183,440	22%	€150,000	47%	€102,131	N/A	N/A	N/A	N/A
Dr. Dan Baker[10]	€62,775	-7%	€67,360	98%	€34,066	N/A	N/A	N/A	N/A
	€102,925	-12%	€117,360	72%	€68,066	N/A	N/A	N/A	N/A
Dr. Susanne Schaffert[11]	€69,221	117%	€31,849	N/A	N/A	N/A	N/A	N/A	N/A
	€122,571	105%	€59,849	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Simon Sturge[12]	€79,052	330%	€18,369	N/A	N/A	N/A	N/A	N/A	N/A
	€132,402	309%	€32,369	N/A	N/A	N/A	N/A	N/A	N/A

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Galapagos NV Annual Report 2024

Galápagos
CORPORATE GOVERNANCE

Comparative table of remuneration and company performance									
	2024	% change	2023	% change	2022	% change	2021	% change	2020
Company performance									
Financial KPIs (thousand of €, except for the stock price and number of employees)									
Operational Cash burn (-)/operational cash flow	-373,961	-10%	-414,824	-19%	-513,774	-9%	-564,840	9%	-517,400
R&D expenditure[13]	343,611	-20%	431,471	-16%	515,083	5%	491,707	-7%	531,354
Cash position on 31 Dec[14]	3,317,755	-10%	3,684,508	-10%	4,094,062	-13%	4,703,177	-9%	5,169,349
# of employees on 31 Dec[15]	704	-37%	1,123	-16%	1,338	2%	1,309	-12%	1,489
Stock price performance (Last trading day FY)	26.52	-28%	36.99	-11%	41.35	-16%	49.22	-39%	80.48
Average remuneration of employees on FTE basis									
Employees of the Group[16]	€124,558	-1.08%	€125,920	2%	€123,958	21%	€102,471	-2%	€104,290

(1) The Directors' remuneration overview contains for the CEO, other Executive Committee members and Directors two separate rows, whereby the first row sets out their cash remuneration, being the annual base salary, cash bonus and (if any) exceptional bonus, to enable the comparison with the average remuneration of employees on FTE basis, and the second row sets out their total remuneration, including equity-related remuneration such as granted SRs and vested RSUs.

(2) The first row shows the cash remuneration of the CEO and the other Executive Committee members (in aggregate), being the annual base salary, cash bonus and (if any) exceptional bonus.

(3) The second row shows the total remuneration of the CEO and the other Executive Committee members (in aggregate), including equity-based remuneration such as RSUs vested and subscription rights granted during the year. The value of the subscription rights is calculated by comparing the exercise price of the subscription right plan with the average share price as quoted on Euronext Brussels and Amsterdam during the respective financial year. For example, for financial year 2024 the exercise price of the Subscription Right Plan 2024 BE is compared with the average share price as quoted on Euronext Brussels and Amsterdam during the financial year 2024.

(4) The other Executive Committee members during financial year 2024 are Mr. Thad Huston, Ms. Annelies Missotten, and Ms. Valeria Cnossen. Their remuneration over the five year period is included under the "Other Executive Committee members". Since all their mandates started as of financial year 2023, we only mentioned data in the above table as of financial year 2023.

(5) The first row shows the total cash remuneration of each member of the Board of Directors, being the Board fees. This table excludes the Chair, Stoffels IMC BV, who is not remunerated for its mandate as Chair of the Board of Directors or any Committee mandate, Mr. Daniel O'Day, Mr. Andrew Dickinson and Dr. Linda Higgins, the Gilead Board representatives, and Mr. Oleg Nodelman, the Ecor1 representative, who are not remunerated for their Board or Committee mandates.

(6) The second row shows the total remuneration of each member of the Board of Directors, including equity-based remuneration such as subscription rights granted during the year. As from January 1, 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors.

(7) Director as of April 30, 2019.

(8) Director as of April 28, 2020.

(9) Director as of April 26, 2022.

(10) Director between April 26, 2022 and October 6, 2024.

(11) Director as of June 12, 2023.

(12) Director as of September 19, 2023.

(13) R&D expenditure presented on this line is reflecting the total Group related expenditure including the Jyseleca business transferred to Alfasigma on January 31, 2024 presented as discontinued operations in our 2023 and 2024 consolidated financial statements, and prior to financial year 2021 also including Fidelta, our fee-for-service business sold to Selvita on January 4, 2021, classified as discontinued operations in our 2020 consolidated financial statements.

(14) Cash position on December 31, 2023 included €7 thousands of cash held in subsidiaries transferred to Alfasigma on January 31, 2024 and classified as assets held for sale in our 2023 consolidated financial statements. Cash position on December 31, 2020 included €7,884 thousands of cash held in Fidelta and classified as assets held for sale in our 2020 consolidated financial statements.

(15) The number of employees per December 31, 2024 and per December 31, 2023 includes employees and insourced personnel (external contractors). At December 31, 2023, the number of employees included 390 employees transferred to Alfasigma on January 31, 2024. At December 31, 2020, the number of employees included 185 employees of our fee for service activity Fidelta, which was sold to Selvita on January 4, 2021.

(16) The average remuneration of employees is calculated on FTE basis, excluding trainees and internships, for employees employed for the full applicable financial year. It takes into account the employees' base salary, annual cash bonus and (if any) exceptional cash bonus during the respective financial year. Annual cash bonuses are included in the year upon which performance is based and not in the year in which they are paid. Due to the timing of the 2024 year-end process, the actual annual figures for employees had not been finalized by the date of this report. Therefore, 2024 annual bonus figures represent target figures multiplied by the applicable approved corporate bonus funding score, being the Company's best estimate of actual bonus outcomes.

133
Galapagos NV Annual Report 2024

Galápagos
CORPORATE GOVERNANCE

Ratio between the Highest and Lowest Remuneration

The ratio between the highest and lowest remuneration at Galapagos during financial year 2024 is 33:1.

The ratio is calculated on the basis of the lowest FTE pay per December 31, 2024, excluding trainees and internships. The remuneration which has been taken into account in this exercise includes the annual base salary, annual cash bonus and (if any) exceptional bonus; annual cash bonus is included in the year upon which performance is based and not in the year in which it is paid. Due to the timing of the 2024 year-end process, the actual annual bonus figures for employees below the Executive Committee level had not been finalized by the date of this report. Therefore, 2024 annual bonus figures represent target figures multiplied by the applicable approved corporate bonus funding score, being the Company's best estimate of actual bonus outcomes.

Minimum Share Ownership

As of 2024, our Remuneration Policy has set revised minimum share ownership requirements to further align Executive Committee members' decision-making and financial interests with sustained, long-term shareholder value creation. The applicable Executive Committee member shall be required to hold a number of Galapagos shares corresponding to the value of such member's annual gross base salary, as follows, during their tenure as Executive Committee member:

- Chief Executive Officer: two times annual gross base salary; and
- Other Executive Committee members: one time annual gross base salary.

We expect that Executive Committee members should reach these minimum share ownership requirements within five years of the effective date of the 2024 Remuneration Policy, being January 1, 2024, or as from a later Executive Committee appointment.

The Board of Directors expects RSU plan vesting (in case of cash-settled RSUs, using the net cash to acquire shares, subject to compliance with applicable securities laws) over time to be used to reach the applicable minimum share ownership requirement.

At this stage all Executive Committee members (in office since 2022 and 2023 respectively) are building their shareholding. The fulfilment of the minimum share ownership requirement is periodically reviewed by the Board of Directors.

Contractual Provisions Regarding Compensation for Severance for Executive Committee Members

In 2024, all Executive Committee members have provided their services under agreements with the Galapagos Group, with a notice period, or indemnity in lieu of notice period, of nine months for the CEO and six months for the other Executive Committee members. The agreements do not provide for severance payments. In the event of termination, we may enter into non-competition undertakings with the CEO and the other Executive Committee members providing for non-competition indemnities. In the event their contract with the group is terminated as a result of a change of control of Galapagos, the CEO and the other Executive Committee members would be entitled to the immediate vesting of subscription rights and severance compensation of (i) twelve months' base salary for the CEO and (ii) nine months' base salary for the other Executive Committee members.

134
Galapagos NV Annual Report 2024

Severance PaymentsNo severance payments were made in 2024 as no Executive Committee members left Galapagos.Claw-Back and MalusAs from financial year 2020, contractual provisions apply to each member of the Executive Committee to ensure that we have the right to have each Executive Committee member forfeit any unvested RSUs, deferred portions of previous cash bonuses or unvested subscription rights in the event of a restatement of the financial statements that has a material negative effect on Galapagos or a material breach of our Code of Conduct. In addition, from December 1, 2023, claw-back undertakings have been in place to comply with the new SEC rules to recover erroneously awarded incentive-based compensation if we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement.During the financial year 2024 no claw-back events occurred.The RSU and subscription right plans also contain bad leaver provisions that can result in forfeiture of any unvested RSU and/or subscription right grants in case the beneficiary leaves Galapagos prior to the relevant vesting date.Deviations from the Remuneration PolicyDuring financial year 2024, the Board of Directors did not decide to deviate from any items of our Remuneration Policy and no deviations occurred.

Conflict of Interests and Related PartiesWe consider that Gilead became a related party of Galapagos NV in 2019 because of (i) Gilead’s then 25.84% shareholding (25.35% on December 31, 2024) in Galapagos NV, and (ii) the fact that Gilead is entitled to propose two candidates to be appointed to the Board of Directors of Galapagos NV under the share subscription agreement dated July 14, 2019, as amended.On January 7, 2025, we entered into a related party transaction with Gilead within the meaning of article 7:97 of the Belgian Companies Code, by entering into various transaction documents, including the separation agreement, linked to the planned separation of Galapagos into two publicly listed entities (the “Transaction”).The Board of Directors applied the related party transaction approval procedure as set forth in article 7:97 of the Belgian Companies Code. Within the context of this procedure, a committee of three Independent members of the Board of Directors of Galapagos (the “Committee”) issued an advice to the Board of Directors in which the Committee assessed the separation of Galapagos in two publicly listed legal entities and the hereto related transaction documents. The Committee was assisted by Lazard as an independent expert (the “Expert”) and Allen Overy Shearman Sterling. In its advice to the Board of Directors, the Committee concluded the following: “In light of article 7:97 of the BCAC, the Committee has performed, with the assistance of the Expert, a thorough analysis of the Proposed Resolutions. This assessment included a detailed analysis of the Transaction embedded in these Proposed Resolutions, an analysis of the financial impact and other consequences thereof, an identification of the advantages and disadvantages to the Company, as well as an assessment how these fit in the Company’s strategy. Based on such assessment, the Committee believes that the Proposed Resolutions and the Transaction embedded therein are in the interest of the Company, given the balance between benefits and risks that the Transaction represents and the potential to alter the Company’s strategic status quo and accelerate value creation for all shareholders.”. The Board of Directors did not deviate from the Committee’s advice.The assessment by the statutory auditor of Galapagos of the advice of the Committee and the minutes of the Board of Directors is as follows: “Based on our review, nothing has come to our attention that causes us to believe that the financial and accounting data reported in the advice of the Ad Hoc committee of the independent members of the board of directors dated on 7 January 2025 and in the minutes of the board of directors dated on 7 January 2025, which justify the proposed transaction, are not consistent, in all material respects, compared to the information we possess in the context of our mission. Our mission is solely executed for the purposes described in article 7:97 CCA and therefore our report may not be used for any other purpose.”A more detailed explanation of some of our transactions with Gilead can be found in the section titled Agreements with major Galapagos NV shareholders. We further refer to note 32.In the event of a transaction where a member of the Board of Directors has a conflict of interests within the meaning of article 7:96 of the Belgian Companies Code, such Board member shall notify the Board of Directors in advance of the respective conflict, and will act in accordance with the relevant rules as set out in the Belgian Companies Code.Pursuant to our Corporate Governance Charter, if a member of the Executive Committee has a direct or indirect interest of a monetary nature that conflicts with the interests of the Company in respect of a decision or an act falling within the scope of the responsibilities of the Executive Committee, the Executive Committee shall refrain from making any decision. The Executive Committee shall instead escalate the matter to the Board of Directors. The Board of Directors shall decide whether or not to approve such decision or act, and shall apply the conflict of interests procedure set out in article 7:96 of the Belgian Companies Code. In the event a conflict of interest exists within the Executive Committee that falls outside of the scope of article 7:96 of the Belgian Companies Code, the existence of such conflict shall be reported by the relevant Executive Committee member, its existence shall be included in the minutes (but shall not be published) and the relevant Executive Committee member shall not vote on the matter.In addition to the above, the Company’s Corporate Governance Charter and Related Person Transaction Policy contain certain procedures for transactions between Galapagos NV (including its affiliated and associated companies within the meaning of articles 1:20 and 1:21 of the Belgian Companies Code) and its Board members, Executive Committee members, major shareholders, or any of their immediate family members and affiliates. Without prejudice to the procedures as set out in the applicable laws, these policies provide (among others) that all transactions between Galapagos NV (including its affiliated and associated companies within the meaning of articles 1:20 and 1:21 of the Belgian Companies Code) and any of its Board members or Executive Committee members, need the approval of the Audit Committee and the Board of Directors, which approval can only be provided for transactions at arm’s length. Moreover, conflicts of interests, even if they are not a conflict of interests within the meaning of article 7:96 of the Belgian Companies Code, are enacted in the Board of Directors’ meeting minutes (but shall not be published), and the relevant Board member cannot participate in the deliberation or voting on the concerned item on the agenda.In 2024 until the publication of this annual report, the following conflicts of interests between Galapagos NV and a Director within the meaning of article 7:96 of the Belgian Companies Code were noted: In a meeting of the Board of Directors held on February 19, 2024, the following was reported in connection with the proposed 2023 corporate funding decision:Pursuant to section 7:96 of the Belgian Code of Companies and Associations, and to the extent required, the following was reported in connection with the 2023 corporate funding decision: the Chair declared that he had informed the Board of Directors of a potential conflict of interest of the Chair concerning the 2023 corporate funding decision, as this will form the base for the available bonus pool for the Executive Committee members, including the Chair as CEO. After discussion, the Board decided that a funding of 90% was justified and reasonable in view of the 2023 achievements and will have no material impact on the financial position of the Company, and in line with the recommendation of the Remuneration Committee, approved the 90% funding. The Chair did not take part in the deliberation and the vote concerning this decision.In a meeting of the Board of Directors held on February 19, 2024, the following was reported in connection with the proposed compensation of the CEO (2023 cash bonus and 2024 salary increase):Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed compensation of the CEO (2023 cash bonus and 2024 salary increase): the Chair declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed compensation of the Chair as CEO, incl. amendment of his management agreement as regards the salary increase. After discussion, the Board decided that the proposed compensation was a justified reward for the results achieved by the CEO in 2023 and will have no material impact on the financial position of the Company, and in line with the recommendation from the Remuneration Committee, approved the proposed compensation. The Chair did not take part in the deliberation and the vote concerning this decision.In a meeting of the Board of Directors held on March 26, 2024, the following was reported in connection with the proposed grants of subscription rights and RSUs to the CEO under the 2024 plans:Pursuant to section 7:96 of the Belgian Companies Code, the following was reported in connection with the proposed grants of subscription rights and RSUs to the CEO under the 2024 plans: the Chair informed the Board of Directors of a conflict of interest, concerning the proposed grants of subscription rights and RSUs to the CEO under the 2024 plans. The Board considered that said compensation was a justified reward for the results achieved by the CEO in 2023, in line with the contractual arrangement with the CEO executed in 2022 and with the Company’s Remuneration Policy. Furthermore, the Board deemed the proposed grants to be an important tool in the retention of Stoffels IMC BV as CEO of the Company and considered that these grants have no material impact on the financial position of the Company. The Board shared the opinion of the Remuneration Committee that the proposed compensation is justified and reasonable. The Chair did not take part in the deliberation and the vote concerning this decision.In a meeting of the Board of Directors held on May 16, 2024, the following was reported in connection with the proposed issuance of the 2024 subscription right plans:The CEO and also Chair of the Board of Directors, Stoffels IMC BV, reported prior to this meeting that he had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code in connection with the issuance of the number of subscription rights under the Subscription Right Plan 2024 BE, Subscription Right Plan 2024 RMV, and

Subscription Right Plan 2024 ROW, for the benefit of employees of the Company and its subsidiaries, with cancellation of the preferential subscription right of the existing shareholders in the framework of the issuance of these subscription rights and the related possible future capital increase, as the CEO will be a beneficiary under Subscription Right Plan 2024 BE. The Board of Directors, upon the recommendation of the Remuneration Committee, is of the opinion that the proposed agenda items and the proposed grant of subscription rights to the CEO are consistent with the Company’s Remuneration Policy and are justified and reasonable. The nature of the proposed decision and the financial impact on the Company are described in more detail in the above-mentioned special report of the Board of Directors. In accordance with the procedure provided for in article 7:96 of the Belgian Companies Code, the CEO and also Chair of the Board of Directors, Stoffels IMC BV, does not attend this meeting and will not take part in the deliberation and the vote.In a meeting of the Board of Directors held on September 24, 2024, the following was reported in connection with the proposed grant of the tax recuperation mechanism to Stoffels IMC BV in connection with the 2022 sign-on grant of subscription rights to Stoffels IMC BV in its capacity of CEO:The CEO and also Chair of the Board of Directors, Stoffels IMC BV, reported that it had a conflict of interest within the meaning of article 7:96 of the Belgian Companies Code regarding the grant of the tax recuperation mechanism to Stoffels IMC BV in connection with the 2022 sign-on grant of subscription rights to Stoffels IMC BV in its capacity of CEO. The Board of Directors, upon recommendation of the Remuneration Committee, is of the opinion that the proposed grant is in line with the contractual arrangement with the CEO executed in 2022 and is justified and reasonable. Furthermore, the Board, upon recommendation of the Remuneration Committee, considered that this grant has no material impact on the financial position of the Company. In accordance with article 7:96 of the Belgian Companies Code, the CEO and also Chair of the Board of Directors, Stoffels IMC BV, was not present during the discussion of this agenda topic and did not take part in the deliberation and the vote.In a meeting of the Board of Directors held on January 7, 2025, the following was reported in connection with the proposed entering by Galapagos into various agreements with Gilead:Prior to the Board proceeding to the deliberation and decision-making, the Chair pointed out that, given that the Board must resolve on the Transaction that qualifies as a related party transaction under article 7:97 of the BCAC due to Gilead acting as a counterparty and qualifying as a related party within the meaning of IAS 24, Dr. Linda Higgins and Andrew Dickinson could be viewed as ‘directors concerned’ or otherwise conflicted within the meaning of article 7:96 of the BCAC, in respect of the Transaction and the corresponding items on the agenda. The Chair pointed out that the procedure set out in article 7:97 of the BCAC was applied in the context of the Transaction with Gilead, with respect to agenda topic 2. These resolutions were submitted to a Committee of Independent Directors (the “Committee”) for their prior advice. The Committee was composed of the following Independent Directors: (i) Mr. Jérôme Contamine, (ii) Dr. Elisabeth Svanberg, (iii) Mr. Simon Sturge. The Committee was assisted by Lazard, who acted as an independent expert within the meaning of article 7:97 of the BCAC. After the introduction by the Chair, Linda Higgins and Andrew Dickinson, given that they are direct or indirect representatives of Gilead, recused themselves from the deliberation and decision-making prior to the Board proceeding with agenda topics 2.1 and following.In a meeting of the Board of Directors held on February 11, 2025, the following was reported in connection with the proposed 2024 corporate funding decision:Pursuant to section 7:96 of the Belgian Code of Companies and Associations, and to the extent required, the following was reported in connection with the 2024 corporate funding decision: the Chair declared that he had informed the Board of Directors of a potential conflict of interest of the Chair concerning the 2024 corporate funding decision, as this will form the base for the available bonus pool for the Executive Committee members, including the Chair as CEO. After discussion, the Board decided that a funding of 77% was justified and reasonable in view of the 2024 achievements and will have no material impact on the financial position of the Company, and in line with the recommendation of the Remuneration Committee, approved the 77% funding. The Chair did not take part in the deliberation and the vote concerning this decision.In a meeting of the Board of Directors held on February 11, 2025, the following was reported in connection with the proposed compensation of the CEO (2024 cash bonus):

Pursuant to section 7:96 of the Belgian Code of Companies and Associations, the following was reported in connection with the proposed compensation of the CEO (2024 cash bonus): the Chair declared that he had informed the Board of Directors of a potential conflict of interest concerning the proposed compensation of the Chair as CEO. After discussion, the Board decided that the proposed compensation was a justified reward for the results achieved by the CEO in 2024 and will have no material impact on the financial position of the Company, and in line with the recommendation from the Remuneration Committee, approved the proposed compensation. The Chair did not take part in the deliberation and the vote concerning this decision.Code of ConductWe have established a Code of Conduct to ensure that our members of the Board of Directors and Executive Committee and employees are making ethical and compliant decisions and acting with integrity, ethics and respect for human rights when conducting Galapagos’ business and performing their day-to-day duties. We expect any conflicts of interest to be addressed appropriately, and corruption and fraud prevented. To this end, we give various trainings, including on our Code of Conduct to all our employees and consultants. This year, 94% of our employees completed the Code of Conduct training and we measure against all employees.Our Code of Conduct is available on our website (www.glpg.com).In 2024, we made some updates to our Code of Conduct to ensure that it continues to reflect who we are as an organization, including an explicit applicability of our Code of Conduct to our suppliers and business partners and more ESG related provisions.One breach of our Code of Conduct was escalated to the Audit Committee in 2024. Appropriate measures were taken to address this breach.

Statement by the Board of DirectorsThe Board of Directors of Galapagos NV, represented by all its members, declares that, as far as it is aware, the non-consolidated and consolidated financial statements, both prepared in conformity with the applicable standards for financial statements, give a true and fair view of the equity, the financial position, and the results of Galapagos NV and the companies included in the consolidation as of December 31, 2024.The Board of Directors of Galapagos NV, represented by all its members, further declares that, as far as it is aware, this annual report related to the financial year ended on December 31, 2024, gives a true and fair view of the development, the results, and the position of Galapagos NV and the companies included in the consolidation, as well a description of the most important risks and uncertainties with which Galapagos NV and the companies included in the consolidation are confronted.The Board of Directors of Galapagos NV will submit proposed resolutions to its shareholders at its Annual Shareholders’ Meeting (to be held on April 29, 2025) to approve the non-consolidated annual accounts of the Company for the financial year ended on December 31, 2024 (including the allocation of the annual result as proposed by the Board of Directors), and to release from liability, by separate vote, the members of the Board of Directors, each of the former Directors who was in office during the financial year ended on December 31, 2024, and the statutory auditor for the performance of their respective mandates during the financial year ended on December 31, 2024.Mechelen, March 25, 2025On behalf of the Board of DirectorsJérôme ContamineChair of the Audit Committee and member of the Board of DirectorsStoffels IMC BV permanently represented by Dr. Paul Stoffels, Chair of the Board of Directors

Risk Management

Risk Management and Internal ControlRisk management is embedded in our strategy and is considered important for achieving our operational targets.To safeguard the proper implementation and execution of the group’s strategy, our Executive Committee has established internal risk management and control systems within Galapagos. The Board of Directors has delegated an active role to the Audit Committee members to monitor the design, implementation and effectiveness of these internal risk management and control systems. The purpose of these systems is to manage in an effective and efficient manner the significant risks to which we are exposed.The internal risk management and control system is designed to ensure: the careful monitoring of the effectiveness of our strategy our continuity and sustainability, through consistent accounting, reliable financial reporting and compliance with laws and regulations our focus on the most efficient and effective way to conduct our businessWe have defined our risk tolerance on a number of internal and external factors including: financial strength in the long run, represented by revenue growth and a solid balance sheet liquidity in the short run; cash business performance measures; operational and net profitability; scientific risks and opportunities dependence on our alliance partners compliance with relevant rules and regulations reputationThe identification and analysis of risks is an ongoing process that is naturally a critical component of internal control. Based on these factors and our risk tolerance, the key controls within Galapagos will be registered and the effectiveness will be monitored. If the assessment shows the necessity to modify the controls we will do so. This could be the situation if the external environment changes, or the laws, regulations, or the strategy of Galapagos change.Our financial risks are managed centrally. The finance department of Galapagos coordinates the access to national and international financial markets and considers and continuously manages the financial risks concerning the activities of the group. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have nearly no financial debt. In the event of decreasing interest rates we would face a reinvestment risk on our strong cash position. The group does not buy or trade financial instruments for speculative purposes. For further reference on financial risk management, see note 34 of the notes to the consolidated financial statements. We also refer to the “Detailed Description of the Risk Factors in Form 20-F” section of the annual report for additional details on general risk factors.

Our internal controls over financial reporting are a subset of internal controls and include those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the EU, and that our receipts and expenditures are being made only by authorized persons provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statementsOur internal controls over financial reporting includes controls over relevant IT systems that impact financial reporting including accuracy and completeness of our account balances.Since we have securities registered with the U.S. Securities and Exchange Commission (SEC) and are a large accelerated filer within the meaning of Rule 12b-2 of the U.S Securities Exchange Act of 1934, we need to assess the effectiveness of internal control over financial reporting and provide a report on the results of this assessment.In 2024 management has reviewed its internal controls over financial reporting based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and engaged an external advisor to help assess the effectiveness of those controls.As described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act, we will include the management and the statutory auditor’s assessment of the effectiveness of internal control over financial reporting in our annual report on Form 20-F, which is expected to be filed with the SEC on or around the publication date of the present annual report.Detailed Description of the Risk Factors in Form 20-FAs a U.S. listed company, we are also subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. An annual report will be filed with the SEC on Form 20-F. Our annual report on Form 20-F is available in the SEC’s EDGAR database (https://www.sec.gov/edgar.shtml), and a link thereto is posted on our website. For a comprehensive, detailed description of the Risk factors, we refer to our Form 20-F.

Galápagos
RISK MANAGEMENT

Risks Related to Product Development and Regulatory Approval

Operating procedures, monitoring and prioritizing product candidates

We operate adequate standard operating procedures to secure the integrity and protection of our research and development activities and results, and the optimum allocation of our R&D budgets. The progress of the most important research and development ("R&D") programs is continuously monitored by our Executive Committee. The Science and Development Committee provides input and advice to the Board of Directors on matters relating to our R&D strategy, and serves as a resource, as needed, regarding scientific, medical, and product safety matters. The programs are discussed with the Board of Directors at least once per quarter, and the members of our Board of Directors with expertise in clinical and scientific matters occasionally attend meetings with our scientific staff to discuss and assess such programs.

Nevertheless, we must and have in the past, during the financial year 2024 and early January 2025 decided to prioritize the development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our business.

Strongly dependent on the success of clinical product candidates and the discovery portfolio

We are heavily dependent on the success of our product candidates, such as GLPG5101, GLPG5201, GLPG5301 and GLPG3667. As of year-end 2022, we implemented a new innovation R&D model focusing on the therapeutic areas of oncology and immunology. Following the strategic review announced in August 2023, we transferred the commercial, medical affairs and development activities regarding filgotinib to Alfasigma in January 2024. Following the contemplated separation announced in January 2025, we will focus solely on oncology, advancing our clinical-stage pipeline, including GLPG5101 and GLPG5301.

In addition, we are heavily investing in an early-stage product candidate pipeline, and these drug candidates must undergo rigorous preclinical and clinical testing, the results of which are uncertain and could substantially delay or prevent the drug candidates from reaching the market.

New and complex innovative cell therapies

Through the acquisitions of CellPoint B.V. and AboundBio Inc. in 2022, we gained access to an innovative, scalable, functionally-closed, decentralized and automated cell therapy platform as well as a fully human antibody-based therapeutics platform. We are heavily investing in building our therapeutic area of oncology, whereby cell therapies are novel, complex, and difficult to manufacture and require rigorous preclinical and clinical testing, the results of which are uncertain.

We cannot give any assurance that any product candidate will successfully complete clinical trials, including with "open-label" trial design, or receive regulatory approval, which is necessary before it can be commercialized.

Unpredictable commercial viability of the product candidates

Our business and future success is substantially dependent on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, the MHRA, the MHLW or any other comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot give any assurances that our clinical trials for our product candidates, including our CD19 CAR-T product candidates, will be completed in a timely manner, or at all. If any of our product candidates are not approved and commercialized in certain jurisdictions, we will not be able to generate any product revenues for that product candidate.

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Galapagos NV Annual Report 2024

Galápagos
RISK MANAGEMENT

Lengthy, time-consuming regulatory processes

The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW and any other comparable regulatory authority are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business, including its financial condition, will be substantially harmed.

Expensive clinical development process with uncertain outcome

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, and failure can occur at any time during the clinical trial process. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. If any of our product candidates are found to be unsafe or have a lack of efficacy, we will not be able to obtain or maintain regulatory approval for it and our business would be materially harmed.

Conducting multinational clinical trials exposes us to additional risks. The FDA requires that the clinical trial must be well-designed and conducted and performed by qualified investigators in accordance with ethical principles such as institutional review board or ethics committee approval and informed consent, the trial population must adequately represent the U.S. population and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful.

Further, the FDA may consider an on-site inspection to be necessary in which case they must be able to validate the data through such an inspection or other appropriate means. In addition, while these clinical trials are subject to the applicable local laws, acceptance of the data by the FDA will be dependent upon its determination that the trials were conducted consistent with all applicable U.S. laws and regulations. Similarly, any data submitted to foreign regulatory authorities may not adhere to their standards and requirements for clinical trials and data from trials conducted outside of such jurisdiction may not be accepted.

Additionally, certain of our product candidates are sensitive to temperature, storage and handling conditions, and require specific treatment and adherence of specific instructions at clinical sites. Failure to correctly handle our product candidates, including failure to administer our product candidates within the specified period could negatively impact the efficacy and or safety of our product candidates, or cause a loss of product candidates.

Patient enrollment influence

The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but not limited to, patient enrollment. Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors including competing clinical trials, clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies and the relatively limited number of patients. Any of these occurrences may harm our clinical trials and by extension, our business, financial condition and prospects.

Product candidates may cause undesirable side effects or serious adverse events

Our product candidates may cause undesirable or unacceptable side effects or have other properties that could delay, may result in clinical holds or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any. Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHRA, the MHLW or any other comparable regulatory authority. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly and may adversely impact the viability of our other product candidates or preclinical programs.

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Patients receiving T cell-based immunotherapies may experience serious adverse events, including neurotoxicity and cytokine release syndrome. Serious adverse events or undesirable side effects associated with our CAR-T product candidates may result in delays, clinical holds, or terminations of our preclinical or clinical trials, impact our ability to obtain regulatory or marketing approval, and impact the commercial potential of such product candidates, which would significantly harm our business, financial condition and prospects.Public perception may be influenced by claims that cell therapy, including cell editing technologies, is unsafe, or unethical, and research activities and adverse events in the field, even if not ultimately attributable to us or our CAR-T product candidates, could result in increased governmental regulation, unfavorable public perception, challenges in recruiting patients to participate in our clinical studies, potential regulatory delays in the testing or approval of our CAR-T product candidates, labeling restrictions for any future approved CAR-T products, and a decrease in demand for any such product. For example, in November 2023, the FDA announced that it would be conducting an investigation into reports of T-cell malignancies following BCMA-directed or CD19-directed autologous CAR-T cell immunotherapies following reports of T-cell lymphoma in patients receiving these therapies. The FDA also stated that patients and clinical trial participants receiving treatment with the currently approved BCMA-directed and CD19-directed genetically modified autologous CAR-T cell immunotherapy products should be monitored life-long for new malignancies. In January 2024, the FDA determined that new safety information related to T-cell malignancies should be included in the labeling with boxed warning language on these malignancies for all BCMA- and CD-19-directed genetically modified autologous T-cell immunotherapies. Additionally, EMA’s PRAC started a signal procedure to review data on secondary malignancies related to T-cells (cancers that begin in a type of white blood cells called T-cells), including T-cell lymphoma and leukemia, for the six approved CAR-T cell medicines. Such regulations, along with more restrictive government regulations or negative public opinion would have a negative effect on our business or financial condition and may delay or impair the development and commercialization of our CAR-T product candidates or demand for any approved products.If we are not able to obtain orphan product exclusivity, or maintain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time. Even if we are able to obtain orphan designation, we may not be the first to obtain marketing approval for such indication due to the uncertainties associated with developing pharmaceutical products. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.Extensive ongoing regulatory requirementsIf the FDA, EMA, or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, distribution, adverse event reporting, storage, advertising, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. For example, the FDA stated in its January 2024 final guidance document titled “Considerations for the Development of Chimeric Antigen Receptor (CAR) T Cell Products” that subjects in clinical trials treated with CAR-T cells containing an integrated transgene should be monitored for 15 years after treatment. Failure to comply with the aforementioned practices may harm our clinical trials or regulatory process and by extension, our business, financial condition and prospects.Before we can begin to commercially manufacture our product candidates for human therapeutics, the FDA must review for the applicable manufacturing process and facilities as part of its review of our marketing application. This will likely require the manufacturing facilities to pass a pre-approval inspection by the FDA. A manufacturing authorization must also be obtained from the appropriate EU regulatory authorities or other comparable regulatory authorities.We must establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the relevant regulatory authorities. Failure to comply with these guidelines may harm our clinical trials or regulatory process and by extension, our business.

Galápagos
RISK MANAGEMENT

Risks related to Commercialization of Future Products

The marketing and sale of future approved products (if any) may be unsuccessful or less successful than anticipated.

Following the transfer of the Jyseleca® business to Alfasigma, including the European Marketing Authorization for filgotinib, we are dependent on Alfasigma and Gilead for the commercialization of filgotinib. We are entitled to potential future sales-based milestone payments totaling €120 million from Alfasigma and mid-single to mid- double-digit earn-outs on European sales and to receive royalties from Gilead on net sales in the Gilead Territory.

Degree of market acceptance

The commercial success of any future products, if approved, will depend upon the degree of market acceptance by physicians, healthcare payers, patients, and the medical community. Market acceptance will depend on a number of factors, many of which are beyond our control, but not limited to (i) the wording of the product label, (ii) changes in the standard of care for the targeted indications for any product and product candidate, (iii) acceptance by physicians, patients and healthcare payers of the product as safe, effective and cost-effective and (iv) sales, marketing and distribution support.

We have limited experience in the sale or marketing of pharmaceutical products. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to market and sell any product effectively, or generate product revenues, which in turn would have a material adverse effect on our business, financial condition, and results of operation.

Potential adverse effect of coverage and reimbursement decisions

Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance of newly approved drugs. Legislative and regulatory activity, including enacted and future legislation, may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

Public perception and increased regulatory scrutiny

Public perception may be influenced by claims that cell therapy, including cell editing technologies, is unsafe, or unethical, and research activities and adverse events in the field, even if not ultimately attributable to us or our CAR-T product candidates, could result in increased governmental regulation, unfavorable public perception, challenges in recruiting patients to participate in our clinical studies, potential regulatory delays in the testing or approval of our CAR-T product candidates, labeling restrictions for any future approved CAR-T products, and a decrease in demand for any such product.

Risks Related to Our Financial Position and Need for Additional Capital

Biotechnology market

We are a global biotechnology company with limited sales experience, limited historical profit from product sales and limited historical data on product revenues. Except for the commercial launch of filgotinib, which business we transferred to Alfasigma in January 2024, our operations have been limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates.

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Galápagos
RISK MANAGEMENT

Significant operating losses

Since our inception, and with the exception of the years 2019 and 2023, we have incurred significant operating losses. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product candidates as well as costs incurred for research programs, (pre-)commercial activities, primarily related to the commercial launch of Jyseleca®, and from general and administrative costs associated with our operations. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of expenses and when we will be able to achieve or maintain profitability, if ever.

Substantial additional funding may be required

We may require substantial additional future capital which may not be available to us on acceptable terms, or at all, in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates, if approved. Because successful development of our product candidates is uncertain, we are unable to estimate the actual funds and resources we will require to complete research and development and commercialize our product candidates. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. In addition, raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies. The incurrence of additional indebtedness could result in increased fixed payment obligations and could also result in certain additional restrictive covenants that could adversely impact our ability to conduct our business.

For further reference on financial risks in particular, see **note 33** of the notes to the consolidated financial statements.

Risks Related to Our Reliance on Third Parties

Strongly dependent on collaboration agreements with Gilead and certain other third parties

We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. In connection with our entry into the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the option, license and collaboration agreement, we fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of the Phase 2 clinical study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are dependent on Gilead for the commercialization of filgotinib and the further development of filgotinib outside of Europe. Gilead may not devote sufficient resources or give sufficient priority to the programs in respect of which it acquires a commercial license pursuant to the option, license and collaboration agreement. Furthermore, Gilead may not be successful in the commercialization of filgotinib outside of Europe and further development and commercialization of filgotinib or other programs for which it acquires a commercial license, even when they do devote resources and prioritize their efforts for such programs. To the extent that Gilead is commercializing filgotinib in one or more jurisdictions via a third party, such as Eisai for certain Asian markets, we are dependent on their successful accomplishment of commercialization efforts.

In addition, the terms of the collaboration with Gilead and any collaboration or other arrangement that we may establish may not ultimately prove to be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of the ADSs or our ordinary shares. In addition, pursuant to the collaboration with Gilead, we are entitled to

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certain option payments and tiered royalties, and milestone payments on certain products. There can be no assurance that such payments will be sufficient to cover the cost of development of the relevant product candidates.We are subject to a number of additional risks associated with our dependence on our collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. In particular, the collaboration we entered into in July 2019 is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. Conflicts may arise between us and Gilead, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration, and there can be no assurance that the joint committees will be able to resolve any such conflicts. If any such conflicts arise, Gilead could act in a manner adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of product candidates subject to the collaboration arrangements, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability: reductions or delays in the payment of milestone payments, royalties or other payments we believe are due; actions taken by Gilead inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience; or unwillingness on the part of Gilead to keep us informed regarding the progress of its development and commercialization activities or regulatory approval or to permit public disclosure of the results of those activities.In addition to our collaboration with Gilead, we may also enter into future collaborations which will give rise to similar risks, although our ability to enter into such collaborations may be limited given the scale of our collaboration with Gilead. In January 2025, we entered into a separation agreement with Gilead to restructure our existing relationship. Reference is made to explanatory note regarding the proposed separation. We agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. The proposed separation and assignment of the option, license and collaboration agreement to SpinCo is subject to various risks and uncertainties. Reference is made to the risks related to the proposed separation of our business.If our global research and development collaboration with Gilead or other collaborations on research and development candidates do not result in the successful development and commercialization of products or if Gilead or another one of our collaboration partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop product candidates.We may not be successful in establishing future development and commercialization collaborations, particularly given the scale of our collaborations with Gilead, and this could adversely affect, and potentially prohibit, our ability to develop our product candidates.Potential collaborations limitation on future development and commercializationDeveloping pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. In the future, however, our ability to do so may be limited given the scale of the 10-year global research and development collaboration that we entered into with Gilead in July 2019. However, as of the separation, we will be released from the collaboration and will gain full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. If we are unable to obtain a collaboration partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed or unaddressed territories. Furthermore, there are a limited number of potential collaboration partners, and we expect to face competition in seeking appropriate collaboration partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.Through the acquisitions of CellPoint B.V. and AboundBio Inc., we gained access to an innovative, scalable, decentralized, functionally-closed and automated cell therapy manufacturing platform as well as a fully human antibody-based therapeutics platform and research capabilities for novel, differentiated CAR-T constructs. To address important limitations of current CAR-T treatments, CellPoint (now merged with Galapagos B.V.) has developed, in a strategic collaboration with Lonza, a Swiss manufacturing company for the pharmaceutical, biotechnology and nutrition sectors, a novel decentralized delivery model designed to manufacture non-frozen CAR-T therapies in a decentralized setting. The platform consists of CellPoint’s end-to-end xCellit® workflow management and monitoring software and Lonza’s Cocoon®, a functionally closed, automated manufacturing platform for cell therapies. Clinical studies with this decentralized supply model have been approved by regulatory authorities in Belgium, Spain, the Netherlands and the U.S. If, for any reason, the collaboration is terminated or is otherwise materially changed and we are no longer entitled to use such technology platform, we may be unable to secure alternatives to such technology and, our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected.Reliant on third party supply of materialsWe rely on third party suppliers for which a reliable supply of materials is required in order to avoid delays in the drug discovery and development process and commercial supplies of any approved product. Most goods and services are provided by several different suppliers, which mitigates the risk of loss of key suppliers.Expanding the suppliers’ network can be time consuming as all source suppliers are subject to rigorous ethical and quality control standards. Our suppliers are required to adhere to contractual terms that include anti-bribery and anti-corruption provisions. Our general terms and conditions of purchase also contain a specific clause on anti-bribery and anti-corruption. They can be found on our website.No benefits assurance that arrangements will deliver expected results orWe have relied on and plan to continue to rely on contract research organizations, or CROs, to monitor and manage data for our preclinical and clinical programs. We and our CROs also rely on clinical sites and investigators for the performance of our clinical trials in accordance with the applicable protocols and applicable legal, regulatory and scientific standards, including Good Clinical Practices (GCPs). Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If CROs do not successfully carry out their contractual duties or obligations or meet quality standards, regulatory requirements or expectations, such as the applicable GCPs, our clinical trials may be extended, delayed or terminated, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. We do retain responsibility for all our studies and are required to and have put in place measures to manage, oversee, and control our studies, including the CRO selection process, audits, strong focus on deliverables, timelines, roles & responsibilities, and oversight of conduct of the studies. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations.

Reliant on third party clinical data and resultsWe rely on clinical data and results obtained by third parties that could ultimately prove to be inaccurate or unreliable. If the third-party data and the results that we rely on prove to be inaccurate, unreliable or not applicable to our product candidates, we could make inaccurate assumptions and conclusions about our product candidates and our research and development efforts could be materially adversely affected.Risks Related to Our Intellectual PropertyOur ability to compete may decline if we do not adequately protect our proprietary rights.We endeavor to protect our proprietary technologies and know-how by entering into confidentiality and proprietary information agreements with our employees and partners, and by setting up special procedures (e.g. with respect to the handling of the laboratory books).The proprietary nature of, and protection for, our product candidates, their methods of use, and our platform technologies are an important part of our strategy to develop and commercialize novel medicines. We have obtained patents relating to certain of our product candidates and are pursuing additional patent protection for them and for our other product candidates and technologies. We also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Additionally, we have registered and unregistered trademarks, including amongst others our company name.As of March 1, 2025, Intellectual property rights held by Galapagos NV relating to our product candidates include the following:GLPG5101 product candidate: GLPG5101 is currently being developed in our decentralized manufacturing model for the treatment of certain malignancies such as relapsed/refractory NHL. For this model, we have obtained an exclusive worldwide license from Lonza AG to use the Cocoon® for the commercial decentralized manufacture of cell therapy for the treatment of hematological malignancies.GLPG5301 product candidate: GLPG5301 is currently being developed in our decentralized manufacturing model for the treatment of certain malignancies such as relapsed/refractory MM. For this model, we have obtained an exclusive worldwide license from Lonza AG to use the Cocoon® for the commercial decentralized manufacture of cell therapy for the treatment of hematological malignancies. We also have an exclusive license and supply agreement on the materials to produce and use our GLPG5301 product candidate.GLPG3667 product candidate: We have a granted U.S. patent application, and one pending U.S. patent application. We have one patent granted via the European Patent Office (EPO) and one pending patent application at the EPO; as well as further granted patents inter alia in Japan and Australia. In addition, we have counterpart foreign patent applications that are pending in Canada, China and other foreign countries claiming GLPG3667 compositions of matter and methods of treatment using GLPG3667. Patents, if any, that issue based on this pending patent application are estimated to expire in 2038, not including any potential extensions for the marketed product that may be available via supplementary protection certificates or patent term extensions. We also have one U.S. pending patent application as well as other foreign jurisdictions claiming dosage regimen, and any patent, if granted is estimated to expire in 2042. Finally, we have four pending applications under the Patent Cooperation Treaty (PCT) disclosing solid forms, metabolites, and/or methods for treating inflammatory disorders using GLPG3667; any patents, if granted, based on these patent applications are estimated to expire in 2043.

Galápagos
RISK MANAGEMENT

Third parties may claim for wrongfully used or disclosed proprietary rights

Our commercial success depends on obtaining and maintaining proprietary rights to our product and product candidates, as well as successfully defending these rights against third party challenges. We will only be able to protect our product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. If we fail to maintain to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Time consuming and costly infringement procedures can harm our business

Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position. Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot guarantee that our business, product, product candidates and methods do not or will not infringe the patents or other intellectual property rights of third parties. There is significant litigation activity in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation could result in substantial costs and be a distraction to management and other employees.

Possible negative impact of developments in patent law or jurisprudence

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future. If we fail to obtain and maintain patent protection and trade secret protection of our product and product candidates, we could lose our competitive advantage and the competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

Targeted and (cost) efficient intellectual property protection

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and our intellectual property rights in some countries could be less extensive than those in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions.

Risks Related to Our Competitive Position

Intensive competitive sector

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change and innovation. Our competitors may now or in the future develop drug products that render our products obsolete or non-competitive by developing more effective drugs or by developing their products more efficiently.

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In addition, our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts. We depend upon our Executive Committee and management to develop and successfully implement strategies for us to obtain regulatory approvals for our selected product candidates more speedily than our competitors.In the field of dermatomyositis (DM), physical therapy, exercise and medication including corticosteroids, immunosuppressants or recently immunoglobulin treatment are typically used to treat DM. Treatment of this disease has relied for many years on off-label medication. Additionally, in 2021 the FDA approved immunoglobulin treatment Octagam®, based on the Phase 3 ProDerm trial of Octapharma.In the field of systemic lupus erythematosus (SLE), corticosteroids, antimalarials and immunosuppressants are commonly used to control lupus disease activity. Only two products are approved to treat SLE, both as add-on to standard therapy: Belimumab (Benlysta®) (anti-BAFF) from GSK and recently anifrolumab (Saphnelo®) (anti-IFN) from Astra Zeneca. There are currently over 10 products in Phase 3 development for SLE, of which the minority are oral – deucravacitinib (SotyktuTM) (TYK2) from BMS, upadacitinib (JAK) from Abbvie and cenerimod (S1P1) from Idorsia/Viatris.In the field of hematologic malignancies, such as Non-Hodgkin’s Lymphoma (NHL), Chronic Lymphocytic Leukemia (CLL) and Multiple Myeloma (MM), there are many approved therapies or therapies in development (including but not limited to chemotherapy, BTKi, antibodies, bispecific antibodies, antibody drug conjugates, CAR-Ts, cytokines, NK and T-cell engagers, etc.) and many different types of cell therapy in development (allogeneic/autologous, T/NK/CAR-NK, TIL, TCR-T, dendritic, etc.). As a consequence, we are operating in a highly competitive, and rapidly evolving environment. New technologies and therapies such as in vivo modification of immune cells may further disrupt this market in the mid-to-long-term. Seven CAR T treatments have been approved for hematological cancers in Europe and/or U.S.: Novartis’ Kymriah® (CD19 CAR T), Gilead/Kite’s Yescarta® (CD19 CAR T), and Tecartus® (CD19 CAR T), J&J’s Carvykti® (BCMA CAR T) BMS’ Breyanzi® (CD19 CAR T) Abecma® (BCMA CAR T), and Autolus’ Aucatzyl® (CD19 CAR-T).In the manufacturing space, many of our competitors are also working to simplify and expedite the manufacture of next-generation CAR-T and other cell therapies. Innovation in the manufacturing space broadly falls into two separate concepts: (i) novel manufacturing hardware (e.g. Miltenyi’s CliniMACS Prodigy, Cellares’ Cell Shuttle etc.) and (ii) novel manufacturing processes (e.g. Novartis’ T-Charge, AstraZeneca/Gracell’s FasTCAR, or BMS’ NEX-T). Again, as a consequence, we are operating in a highly competitive arena, with potential major market disruption possible in the mid-to long-term.Additionally, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product candidates. If we, our product candidates or our technology platforms do not compete effectively, it is likely to have a material adverse effect on our business, financial condition and results of operation.Risks Related to Our Organization, Structure and OperationThe proposed separation of our businessIn January 2025, we announced our intent to separate our business into two independent, publicly traded companies. Reference is made to the explanatory note regarding the proposed separation. The proposed separation is subject to various risks and uncertainties and may not be completed on the terms or timeline that we announced, or at all. The proposed separation is subject to Belgian law and the satisfaction of customary conditions, including receipt of Belgian rulings as to the tax-free nature of the proposed separation and the approval of our shareholders at an Extraordinary Shareholders’ Meeting. The failure to satisfy any of these conditions could delay the completion of the proposed separation for a significant period of time or prevent it from occurring at all, or cause it to occur on terms and conditions that are different or less favorable than expected. The intended will involve significant time, effort and expense, which could harm our business, results of operations and financial condition.

Even if the proposed separation is completed, the anticipated operational, financial, strategic and other benefits of the separation may not be achieved. Our operational and financial profile, including our capital structure, will change, and we will face new risks, and may be more vulnerable to changing market conditions. We cannot predict the prices at which our ADSs and ordinary shares may trade after the proposed separation. It is possible that our shareholder base will change significantly for a variety of reasons. For example, some of our shareholders may not believe that our remaining businesses or our level of market capitalization fits their investment objectives.Additionally, the intended separation may potentially trigger adverse U.S. Federal Income Tax consequences for U.S. shareholders.Continuous personnel required successful attracting and retaining qualifiedOur future success depends on our ability to retain the members of our Executive Committee, and to attract, retain and motivate qualified personnel to develop our business if we expand into the fields that will require additional skills and expertise, including oncology. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to achieve our objectives and successfully implement our business strategy, which could have a material adverse effect on our business and prospects. Attractive development and training programs, adequate remuneration and incentive schemes, and a safe and healthy work environment mitigate this risk as they, among others, induce valuable qualified personnel to continue their employment or services with our business.We expect that if we continue to build our development and medical organizations in the therapeutic area oncology, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research and development objectives depends on our ability to respond effectively to these demands, expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth, and upon our management developing and implementing strategies for our business to realize these objectives. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.Potential issues product or product candidates manufacture and productionWe have limited experience in the field of oncology, and continue to build our therapeutic area of oncology. We expect to invest significant financial and management resources to continue to build these capabilities and to establish such therapeutic area within our business. In June 2022, we acquired CellPoint and AboundBio with the aim to enter the space of oncology. Through such acquisitions, we believe we reinforced our portfolio by gaining access to an innovative, scalable, decentralized, functionally-closed and automated cell therapy manufacturing platform as well as fully human antibody-based therapeutics platform. Cell therapies are novel, complex, and difficult to manufacture, and we may not be successful in our efforts to develop and commercialize such therapies, in which case our financial condition and results of operation may be materially adversely affected. The manufacturing processes that we use to produce product and our product candidates for human therapeutics are complex, novel and have not been validated for commercial use. Several factors could cause production interruptions, including (without limitation) equipment malfunctions and facility contamination. The decentralized nature of our manufacturing processes makes such processes more variable and difficult to reproduce than traditional small molecule chemical compounds or biologics. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that can result in lot failure or product liability claims.We must have a robust quality management system and team in place to ensure (continued) compliance with current good laboratory practices, current good manufacturing practices and current good clinical practices. If we are unable to comply with these practices, this may harm our clinical trials or regulatory process and by extension, our business.

Galápagos
RISK MANAGEMENT

Information technology systems

Our, our third party partners' or vendors', information technology systems and networks could face serious disruptions or suffer security breaches, incidents or compromises that could adversely affect our business. We rely on both internal information technology (IT) systems and networks, and those of third parties and their vendors, to process and store confidential and sensitive data, including confidential research, business plans, financial information, intellectual property, patient data, customer data and personal data that may be subject to legal protection. The extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these IT systems and networks, and the confidentiality, integrity, and availability of confidential and sensitive data.

We continuously assess these threats and make investments to enhance internal protection, detection, and response capabilities, as well as to enhance our third party providers' capabilities and controls to address this risk.

However, because of the frequently changing attack techniques, along with the increased volume and sophistication of the attacks, there is the potential risk for us to be adversely impacted. Although we have invested time and resources in the protection of its information technology and other internal infrastructure systems, we and our vendors, like other companies in the industry, have experienced non-material attacks from time to time, and we and our vendors may experience other such attacks in the future.

The impact of security breaches and significant disruption in the availability of our information technology and networks could result in reputational, competitive, operational or other business harm, financial costs, litigation (including class action claims), regulatory action (for example, investigations, fines, penalties, audits and inspections), as well as interruptions in our collaborations with our partners, and delays in our research, development work, regulatory approval efforts and other work.

Potential non-compliances with evolving privacy and data protection laws and requirements

We have to comply with applicable data privacy laws, including the European General Data Protection Regulation (GDPR) and U.S. state laws, which, among others, imposes strict obligations and restrictions on the collection and use of personal data. In the ordinary course of our business, we collect and store sensitive data. Many third-party vendors that support our business processes also have access to and process personal data. Although we have taken preventative measures and set up procedures regarding data processing, data breaches, loss of data and unauthorized access could still occur. These could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, including the GDPR, and significant regulatory penalties, disrupt our operations and damage our reputation. Any of the foregoing could materially harm our business, prospects, financial condition, and results of operation.

New risks and challenges connected to increasing social media usage

Despite our efforts to monitor social media and comply with applicable rules, there is a risk that the use of social media by us or our employees to communicate about our drug candidates or business may cause us to be found in violation of applicable requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of sensitive information. Furthermore, negative posts or comments in social media could seriously damage our reputation, brand image, and goodwill.

Strategic acquisitions can result in integrating difficulties, or may not realize the intended advantages

We may undertake strategic acquisitions in the future and any difficulties from integrating such acquisitions could adversely affect our share price, operating results and results of operations. We may acquire companies, businesses and products that complement or augment our existing business. As our programs may require the use of property rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, license-in or use these proprietary rights. We

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Galápagos
RISK MANAGEMENT

may be unable to acquire or in-license any third-party proprietary rights that we identify necessary for our drug candidates, for whatsoever reason. We may not be able to integrate any acquired business successfully or operate any acquired business profitably. Integrating any newly acquired business could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and could prove to be more difficult or expensive than we predict. As part of our efforts to acquire companies, business or product candidates or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction.

Impact of Sustainability or Environmental Social Governance (ESG) regulations and potential impact or exposure

Our business and operations are subject to numerous human rights, corruption, environmental, sustainability, health & safety laws and regulations. On the basis of our activities and the requirement to use hazardous materials, we could incur significant costs and reputational loss associated with civil and criminal fines and penalties. Although we maintain workers' compensation insurance, this may not provide adequate coverage against potential claims and liabilities.

Additionally, we may incur substantial costs in order to comply with the existing and future Sustainability and ESG regulations or permitting requirements. At the date of this report, we are subject to the EU's Corporate Sustainability Reporting Directive (CSRD). We are required to report on a broad range of sustainability KPI's and to formulate long-term ESG targets, policy and strategic plans under a double materiality principle. These current, continuously evolving, and future laws, regulations and permitting requirements may impair our business, and failure to comply with them can result in substantial fines, penalties or other sanctions.

Impact of tax legislative changes and exposure to tax liabilities

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected. We may incur unexpected tax charges, including penalties, due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing. Any changes to Belgian and international taxation legislation or the interpretation of such legislation by tax authorities may adversely affect our activities, financial situation and results. Such potential changes and their impact are monitored carefully by our management and advisors.

In view of the proposed separation, SpinCo is expected also to be subject to the abovementioned risk.

Being active in research and development in Belgium, France and the Netherlands, we have benefited from certain research and development incentives. If the Belgian, the French or the Dutch governments decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefits, either of which they could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the "innovation income deduction" in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective rate than other revenues. The effective tax rate can thus be reduced down to 3.75%. At December 31, 2024 we had €534.4 million of carry-forward innovation income deduction in Belgium.

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Our inability to qualify for the abovementioned advantageous tax regimes, as well as the introduction of the minimum taxable base and any other future adverse changes of Belgian tax legislation, may adversely affect our business, results of operations and financial condition.We have received several technological innovation grants to date from an agency of the Flemish government to support various research programs and technological innovation in Flanders. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received, which could adversely affect our ability to finance our research and development projects.Impact of legislative changesOur business and financial performance may be adversely affected by changes in legislation and regulations. New laws or amendments to existing laws, including those related to tax policy, trade tariffs, and regulatory compliance, could increase operational costs, alter market conditions, or impose additional compliance requirements. These changes may impact our strategic decisions and our business.(In)accurate budget and performanceWe annually establish a detailed budget that is submitted to the Board of Directors for review and approval. Our performance compared to the budget is continuously monitored by our Executive Committee, and is discussed with the Board of Directors at least once per quarter. For the establishment of our financial information, we have processes and methods in place that enable the preparation of non-consolidated and consolidated financial statements for our annual and quarterly reporting. Our management reporting systems – which include an advanced integrated Enterprise Resource Planning (ERP system) – secure the generation of consistent financial and operational information, allowing management to follow-up our performance on a daily basis.disruptive Natural disasters, effects global conflicts and geopolitical events and theirThe occurrence of unforeseen or catastrophic events, including extreme weather events and other acts of god or natural disasters, man-made disasters, electricity or telecommunication interruption, geopolitical and other economic and political events or conditions (such as the armed conflict between Russia and Ukraine or the conflict between Israel and Gaza), or the emergence of epidemics or diseases, depending on their scale, may cause different degrees of damage to the national and local economies, and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, epidemics or diseases, and other events connected with the regions in which we operate could have similar effects. Further, continuing uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to develop and commercialize our products and raise capital going forward.

Galápagos
RISK MANAGEMENT

Market Risks Relating to the Galapagos Shares

We have identified the following major market risks:

- Possible volatility of share price
  The market price of the shares might be affected by a variety of factors outside management's control, such as, without limitation, the global economic situation, the business development of competitors, and sector mergers and acquisitions; it is difficult to mitigate this risk.
- Economic risk due to failure in confidence
  General public confidence about future economic conditions or performance of us, our business, or our suppliers or customers may impact the ability or willingness of others to trade with us.
- Dilution through capital increases
  Raising additional capital may cause dilution to our existing shareholders. By raising additional capital through capital increases with cancellation of the preferential subscription rights of our existing shareholders, these shareholders would be diluted.
- Dilution through exercise of subscription right plans
  The exercise of existing subscription rights can significantly increase the number of outstanding Galapagos shares.
- Inability to distribute dividends
  We have a limited operating history, and future profitability cannot be guaranteed. Galapagos NV has significant losses carried-forward, and will thus not be able to distribute dividends in the near future. This can cause people to refrain from investing in Galapagos' shares.
- Reputational damage
  High ethical standards are maintained throughout the entire organization at all levels. Laws and guidelines are complied with. Our suppliers are required to adhere to contractual terms which include anti-bribery and anti-corruption provisions. In addition, our external consultants are required to comply with our Code of Conduct and our Anti-Bribery and Anti-Corruption Policy.
- Belgian law provisions
  There are several provisions of Belgian company law and certain other provisions of Belgian law, such as, without limitation, the obligation to disclose important shareholdings and merger control, that may apply to us, and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider, and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid).

General Statement about Galapagos' Risks

According to our current assessment and knowledge, we consider the major risks to be manageable, and our going concern not to be endangered at the time of the current report. Assuming no further deterioration of the global business, financial, and regulatory environment, we consider ourselves prepared to meet future challenges.

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Financial Statements

Galápagos
FINANCIAL STATEMENTS

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income/Loss (-)

Consolidated income statement

	Year ended December 31		
(thousands of €, except per share data)	2024	2023	Notes
Supply revenues	34,863	-	7
Collaboration revenues	240,786	239,724	7
Total net revenues	**275,649**	**239,724**	
Cost of sales	(34,863)	-	
Research and development expenses	(335,459)	(241,294)	8
Sales and marketing expenses	(17,193)	(5,676)	8
General and administrative expenses	(117,245)	(128,289)	8
Other operating income	40,773	47,272	8
Operating loss	**(188,338)**	**(88,263)**	
Fair value adjustments and net currency exchange differences	95,795	16,252	10
Other financial income	91,128	80,249	10
Other financial expenses	(1,670)	(2,613)	10
Profit/loss (-) before tax	**(3,085)**	**5,625**	
Income taxes	1,803	(9,613)	11
Net loss from continuing operations	**(1,282)**	**(3,988)**	
Net profit from discontinued operations, net of tax	**75,364**	**215,685**	5
Net profit	**74,082**	**211,697**	
Net profit attributable to:			
Owners of the parent	74,082	211,697	
Basic and diluted earnings per share	**1.12**	**3.21**	12
Basic and diluted loss per share from continuing operations	**(0.02)**	**(0.06)**	

The accompanying notes form an integral part of these financial statements.

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Consolidated statement of comprehensive income / loss (-) Year ended December 31 (thousands of €) 2024 2023 NotesNet profit 74,082 211,697 Items that will not be reclassified subsequently to profit or loss: Re-measurement of defined benefit obligation 246 (1,037) 23Fair value adjustment financial assets held at fair value through other comprehensive income 2,486—23Items that may be reclassified subsequently to profit or loss: Translation differences, arisen from translating foreign activities 578 392 Realization of translation differences upon sale of foreign operations 4,095—Other comprehensive income/loss (-), net of income tax 7,405 (645) Total comprehensive income attributable to: Owners of the parent 81,487 211,052 Total comprehensive income attributable to owners of the parent arises from: Continuing operations 1,764 (4,564) Discontinued operations 79,723 215,616 Total comprehensive income, net of income tax 81,487 211,052 The accompanying notes form an integral part of these financial statements.

Galápagos
FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

(thousands of €)	December 31 2024	2023	Notes
Assets			
Goodwill	70,010	69,557	13
Intangible assets other than goodwill	164,862	127,906	14
Property, plant and equipment	122,898	126,321	15
Deferred tax assets	1,474	1,126	24
Non-current R&D incentives receivables	132,729	141,252	18
Non-current contingent consideration receivable	42,465	-	5
Equity investments	52,941	13,575	16
Other non-current assets	8,708	16,070	17
Non-current financial investments	200,182	-	21
Non-current assets	**796,269**	**495,807**	
Inventories	51,192	73,978	19
Trade and other receivables	47,476	28,449	20
Current R&D incentives receivables	39,882	37,436	18
Current financial investments	3,053,334	3,517,698	21
Cash and cash equivalents	64,239	166,803	22
Escrow account	41,163	-	5
Other current assets	31,049	15,140	20
Current assets from continuing operations	**3,328,335**	**3,839,504**	
Assets in disposal group classified as held for sale	**11,115**	**22,085**	15/5
Total current assets	**3,339,450**	**3,861,589**	
Total assets	**4,135,719**	**4,357,396**	
Equity and liabilities			
Share capital	293,937	293,937	23
Share premium account	2,736,994	2,736,994	23
Other reserves	(3,158)	(5,890)	23
Translation differences	3,472	(1,201)	
Accumulated losses	(134,306)	(228,274)	
Total equity	**2,896,939**	**2,795,566**	

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December 31 (thousands of €) 2024 2023 NotesRetirement benefit liabilities 2,099 2,293 Deferred tax liabilities 20,660 23,607 24Non-current lease liabilities 8,243 4,944 25Other non-current liabilities 33,821 31,570 26Non-current deferred income 838,876 1,071,193 27Non-current liabilities 903,699 1,133,607 Current lease liabilities 3,479 4,652 25Trade and other liabilities 98,877 135,201 26Current tax payable 249 56 11Current deferred income 232,476 256,270 27Current liabilities from continuing operations 335,081 396,179 Liabilities directly associated with assets in disposal group classified as held for sale—32,044 5Total current liabilities 335,081 428,223 Total liabilities 1,238,780 1,561,830 Total equity and liabilities 4,135,719 4,357,396 The accompanying notes form an integral part of these financial statements.

Consolidated Cash Flow Statements(thousands of €) 2024 2023 NotesNet profit of the year 74,082 211,697 Adjustment for non-cash transactions (4,909) 99,291 29Adjustment for items to disclose separately under operating cash flow (89,644) (65,763) 29Adjustment for items to disclose under investing and financing cash flows (76,239) (16,688) 29Change in working capital other than deferred income (61,445) (31,373) 29Cash used for other liabilities related to the disposal of subsidiaries (3.598)—5Decrease in deferred income (255,508) (661,062) 27Cash used in operations (417,261) (463,898) Interest paid (689) (3,809) Interest received 97,518 69,907 Corporate taxes received/paid (-) 406 (8,170) Net cash flow used in operating activities (320,026) (405,970) Purchase of property, plant and equipment (16,720) (18,706) Purchase of and expenditure in intangible fixed assets (65,390) (567) 14Proceeds from disposal of property, plant and equipment 3 2,426 Purchase of financial investments (3,349,406) (3,390,178) 21Investment income received related to financial investments 29,498 14,765 21Sale of financial investments 3,668,441 3,484,411 21Cash out from the disposal of subsidiaries, net of cash disposed of (8,949)—5Cash out from acquisition of subsidiaries, net of cash acquired—(7,000) Acquisition of financial assets held at fair value (36,880) (13,965) 16Net cash flow generated from investing activities 220,597 71,186 Payment of lease liabilities (4,924) (6,771) 25Proceeds from capital and share premium increases from exercise of subscription rights—1,770 23Net cash flow used in financing activities (4,924) (5,001) Decrease in cash and cash equivalents (104,353) (339,785)

Galápagos
FINANCIAL STATEMENTS

(thousands of €)	2024	2023	Notes
Cash and cash equivalents at beginning of year	**166,810**	**508,117**	**22**
Decrease in cash and cash equivalents	(104,353)	(339,785)	
Effect of exchange rate differences on cash and cash equivalents	1,782	(1,522)	
Cash and cash equivalents at end of the year	**64,239**	**166,810**	**22**

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Changes in Equity

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On January 1, 2023	**293,604**	**2,735,557**	**(1,593)**	**(4,853)**	**(496,689)**	**2,526,026**
Net profit					211,697	211,697
Other comprehensive income/loss (-)			392	(1,037)		(645)
Total comprehensive income/loss (-)			**392**	**(1,037)**	**211,697**	**211,052**
Share-based compensation					56,718	56,718
Exercise of subscription rights	333	1,437				1,770
On December 31, 2023	**293,937**	**2,736,994**	**(1,201)**	**(5,890)**	**(228,274)**	**2,795,566**
On January 1, 2024	**293,937**	**2,736,994**	**(1,201)**	**(5,890)**	**(228,274)**	**2,795,566**
Net profit					74,082	74,082
Other comprehensive income			4,673	2,732		7,405
Total comprehensive income			**4,673**	**2,732**	**74,082**	**81,487**
Share-based compensation					19,886	19,886
On December 31, 2024	**293,937**	**2,736,994**	**3,472**	**(3,158)**	**(134,306)**	**2,896,939**

The accompanying notes form an integral part of these financial statements.

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Galápagos
FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

1. General Information

Galapagos NV is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. In the notes to the consolidated financial statements, references to "we", "us," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries. We refer to **note 33** for a list of consolidated companies.

We are a global biotechnology company with operations in Europe and the US dedicated to developing medicines focusing on oncology and immunology.

The components of the result presented in the financial statements include the results of the companies mentioned in **note 33** Consolidated companies as of December 31, 2024.

Our operations had 704 employees on December 31, 2024 (as compared to 1,123 employees on December 31, 2023, of which 646 employees working in our continuing operations) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland and the United States.

On January 31, 2024 we announced that we successfully completed the transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca® and approximately 400 positions in 14 European countries. The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the year ended December 31, 2023. We also presented all income statement items fully related to the transferred Jyseleca® business on a separate line "Net profit from discontinued operations, net of tax" in our consolidated income statement.

We refer to **note 33** for a list of the entities included in discontinued operations and to **note 5** for more details on the discontinued operations.

2. Summary of Significant Transactions

Transfer of Jyseleca® business to Alfasigma

On January 31, 2024, we successfully completed the transaction with Alfasigma for the transfer of the Jyseleca® business. The transfer included the European and UK Marketing Authorizations, and the commercial, medical affairs and development activities for Jyseleca®. In connection with the completion of the transaction, approximately 400 of our positions in 14 European countries transferred to Alfasigma to support business continuity and ongoing patient access for the Jyseleca® business. We received a €50 million upfront payment plus €9.8 million for cash and working capital. We are entitled to potential future sales-based milestone payments totaling €120 million and mid-single to mid-double-digit earn-outs on European sales.

We already contributed €15 million in 2024 to Alfasigma for Jyseleca® related development activities, and will still contribute €25 million by June 2025.

As part of the transaction, the amended Filgotinib Agreement between us and Gilead has been assigned by us to Alfasigma and led to the full recognition in revenue of the remaining deferred income related to filgotinib. Only our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023, has not been transferred.

On January 31, 2024, we also signed a transition agreement with Alfasigma enacting the responsibilities and services that will be provided by the parties during a transition period for the transfer of the business. The gradual transfer of our remaining inventories to Alfasigma is also governed by this agreement.

We refer to **note 5** for more details on the discontinued operations.

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Galapagos NV Annual Report 2024

Gilead collaboration agreementOn July 14, 2019 we and Gilead announced that we entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including clinical and preclinical programs and a proven drug discovery platform. At inception of this collaboration in 2019, we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead.We identified the following three performance obligations as part of this collaboration: (i) the transfer of an extended license on ziritaxestat (GLPG1690) (this performance obligation was satisfied completely in 2019), (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement.In the years thereafter (2020 – 2024), the collaboration agreement relating to filgotinib was restated several times (see further in this chapter).We however retained the following performance obligations: (i) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (ii) an increased cost share from 20/80 to 50/50 to 100/0 (for certain agreed activities (“Group A activities”, as defined below)) until the end of the third quarter of 2023, and to 100/0 since then of the costs of the global development activities of filgotinib going forward.This second performance obligation was transferred to Alfasigma on January 31, 2024, when we closed the transaction for the transfer of the Jyseleca® business to Alfasigma and the (amended and restated) collaboration agreement relating to filgotinib was assigned to Alfasigma as a consequence thereof.On January 8, 2025, we announced an intended separation into two entities, in which we would spin out a newly incorporated company (to be named at a later date, hereinafter “SpinCo” was incorporated on February 14, 2025), which would focus on building a pipeline of innovative medicines through transformational transactions. We, Galapagos, would continue to advance our global cell therapy leadership in addressing high unmet medical needs in oncology. In the framework of the separation, we and Gilead have agreed to amend the existing arrangements between us, as further described below. This is considered as a non-adjusting subsequent event for our consolidated financial statements for the year ended December 31, 2024.Terms of the collaboration relating to our drug discovery platformUnder the option, license and collaboration agreement, we would continue to lead and fund all discovery and development of our programs autonomously until the end of the relevant Phase 2 clinical trials. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead would have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If an option would be exercised, Gilead and we would co-develop the compound and share costs equally. Gilead would maintain option rights to our programs through the 10-year term of the collaboration. For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead would make a $150 million opt-in payment per program and would owe no subsequent milestones. We would receive tiered royalties ranging from 20 – 24% on net sales of all our products licensed by Gilead in countries outside of Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued.In January 2025, we agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the option, license and collaboration agreement, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments, such as reductions where there is no patent protection, no regulatory exclusivity, or in the presence of generic competition. The royalty term will continue until the later of the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date.In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of Galapagos’ and its affiliates’ small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead’s consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.Revised filgotinib collaborationSince the revised agreement of December 2020, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Since January 1, 2021, we bear the full future development costs for certain studies (defined as “Group A activities”), in lieu of the equal cost split contemplated by the previous agreement. The 50/50 global development cost sharing arrangement continued for certain other studies. All commercial economics on filgotinib in Europe were transferred to us as of January 1, 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. In connection with all the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead paid us €172.6 million in total in previous years.Since the amendment of December 2020, we are also no longer eligible to receive any future milestone payments relating to filgotinib in Europe. Other terms of the original license agreement remained in effect.On October 30, 2023, we and Gilead agreed to amend the Filgotinib Agreement by terminating the existing 50/50 global development cost sharing arrangement with us bearing the costs going forward, and to terminate our obligation to pay tiered royalties to Gilead on net sales of Jyseleca® in Europe, in addition to other amendments.Effective January 31, 2024, following the closing of the transaction between us and Alfasigma for the transfer of the Jyseleca® business, we assigned our rights and obligations under the filgotinib collaboration to Alfasigma, except for our right to receive royalties from Gilead on net sales in the Gilead Territory under a separate agreement between Gilead and us entered into in October 2023.Gilead remains responsible for commercial activities outside of Europe.Terms of the equity investmentAs part of the research and development collaboration of 2019 Gilead also entered into a share subscription agreement with us. Gilead’s equity investment consisted of a subscription for new Galapagos shares. This equity subscription took place at closing of the transaction, on August 23, 2019 and increased Gilead’s stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos.In addition, the Extraordinary General Meeting of Shareholders of October 22, 2019 approved the issuance of Warrant A and initial Warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company’s issued and outstanding shares. On November 6, 2019, Gilead exercised Warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. The initial Warrant B had a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos’ shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59, and expired on August 23, 2024. Subsequent Warrant B was approved by the Extraordinary General Meeting of Shareholders of April 30, 2024. This warrant has substantially similar terms, including as to exercise price, to the initial Warrant B. This subsequent Warrant B will expire five years after the date that the warrant is issued. On December 31, 2024 the value of the subsequent Warrant B amounted to €0.01 million.Gilead’s ownership amounted to 25.35% at December 31, 2024.

Galápagos
FINANCIAL STATEMENTS

In January 2025, we agreed with Gilead to amend the share subscription agreement in the framework of the intended separation, whereby the share subscription agreement, as amended, will be assigned to the newly formed SpinCo as of the effective date of the separation.

At the time of separation, Gilead will hold approximately 25% of the outstanding shares in both Galapagos and SpinCo. A lock-up will apply to the shares of Gilead in Galapagos until the earlier of: (i) the termination of the separation agreement, the failure to satisfy the conditions precedent by December 31, 2025 or such other date as the parties may agree in writing (the "Long Stop Date"), or the separation having not occurred by the Long Stop Date, (ii) the date that is six months after the completion of a qualifying equity financing by Galapagos, or (iii) March 31, 2027. A lock-up will also apply to the shares of Gilead in SpinCo until six months following the separation. Each lock-up is subject to certain customary exceptions and early termination provisions.

The outstanding warrant held by Gilead that was issued on April 30, 2024 will be adjusted at the occasion of the separation, and split into a warrant for Galapagos shares and a warrant for SpinCo shares.

Evolution of the total transaction price

The transaction price is currently composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales based milestones and sales based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur.

The €4.0 billion upfront consideration per December 31, 2024 originates from our initial filgotinib collaboration with Gilead from 2015 (€275.6 million), €3.6 billion from the initial allocation of the total upfront consideration received through the 2019 collaboration (see beginning of this section) and €172.6 million resulting from amendments to our filgotinib collaboration in 2020 (€160.0 million) and to the DIVERSITY study in 2021 (€12.6 million). We refer to our **previous years financial statements** for more detailed information.

The below table summarizes the changes in the transaction price during 2024 of our collaboration with Gilead:

(thousands of €)	December 31, 2023	Other movements in 2024	December 31, 2024
Upfront consideration	4,018,016		4,018,016
Milestones achieved	212,601		212,601
Royalties	40,176	10,604	50,780
Impact initial valuation of share subscription agreement	124,604		124,604
	4,395,397	**10,604**	**4,406,001**
Less:			
Warrant issuance liabilities			
Warrant A	(43,311)		(43,311)
Initial Warrant B	(2,545)		(2,545)
Subsequent Warrant B	(54)	45	(9)
	4,349,487	**10,649**	**4,360,136**
Allocation to performance obligations			
Ziritaxestat (terminated)	666,967		666,967
Filgotinib (discontinued operations)[1]	1,381,644	10,604	1,392,248
Drug discovery platform (10 years)	2,300,876	45	2,300,921

[1] With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (July 14, 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of December 31, 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €39.8 million on December 31, 2023 and to €39.3 million on January 31, 2024, the date of transfer of the contract to Alfasigma.

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Clinical collaboration agreement with AdaptimmuneOn May 30, 2024, we entered into a clinical collaboration agreement with an option to exclusively license Adaptimmune’s next-generation TCR T-cell therapy (uza-cel) targeting MAGE-A4 for head & neck cancer and potential future solid tumor indications, using our decentralized cell manufacturing platform. Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration agreement on May 30, 2024. A further $15.0 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial. Adaptimmune will be responsible for the clinical proof-of-concept trial in head & neck cancer and the supply of the vector for the manufacturing of uza-cel. We will be responsible for the delivery of fresh uza-cel product for the head & neck cancer proof-of-concept trial using our innovative, decentralized cell therapy manufacturing platform.We capitalized the $70.0 million as intangible asset and amortize it over the expected exclusivity period. The $15.0 million has been recognized as deferred expense and will gradually be released in R&D expenses over the R&D period.

Galápagos
FINANCIAL STATEMENTS

3. Material Accounting Policies

Our material accounting policies are summarized below.

Basis of preparation and going concern assumption

The consolidated financial statements are prepared in accordance with the IFRS Accounting Standards, as adopted by the EU. The consolidated financial statements provide a general overview of our activities and the results achieved. They give a true and fair view of our financial position, our financial performance and cash flows, on a going concern basis.

The consolidated financial statements are presented in Euros, which is also our functional currency. Amounts are rounded to the nearest thousand, unless otherwise stated.

The consolidated financial statements have been prepared on a historical costs basis, except for the following items :

- Financial instruments – fair value through profit or loss
- Financial instruments – fair value through other comprehensive income
- Contingent consideration
- Net defined benefit liability
- Cash settled share-based payment liabilities

New standards and interpretations applicable for the annual period beginning on January 1, 2024

New standards and interpretations applicable for the annual period beginning on January 1, 2024 did not have a material impact on our consolidated financial statements.

Standards and interpretations published, but not yet applicable for the annual period beginning on January 1, 2024

A number of new standards are effective for annual periods beginning on or after January 1, 2025 with earlier adoption permitted. However, we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application, except for the effect of IFRS 18 as mentioned below.

The following amendments are effective for the period beginning January 1, 2025:

- Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability

The following amendments are effective for the period beginning January 1, 2026:

- Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments
- Annual Improvements: Volume 11
- Amendments to IFRS 9 and IFRS 7: Contracts Referencing Nature-dependent Electricity

The following amendments are effective for the period beginning January 1, 2027:

- IFRS 18: Presentation and Disclosure in Financial Statements
- IFRS 19: Subsidiaries without Public Accountability: Disclosures

We are currently assessing the effect of these new accounting standards and amendments.

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IFRS 18 Presentation and disclosure in Financial Statements, which was issued by the IASB in April 2024 supersedes IAS 1 and will result in major consequential amendments to IFRS Accounting Standards including IAS8 Basis of Preparation of Financial Statements (renamed from Accounting Policies, Changes in Accounting Estimates and Errors). Even though IFRS 18 will not have any effect on the recognition and measurement of items in the consolidated financial statements, it is expected to have a significant effect on the presentation and disclosure of certain items. These changes include categorization and sub-totals in the statement of profit or loss, aggregation/disaggregation and labelling of information, and disclosure of management-defined performance measures.IFRS 19 doesn’t apply to Galapagos NV as it is a parent.Business combinationsBusiness combinations are accounted for using the acquisition method. In the statement of financial position, all identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated income statement from the date on which control is obtained. Any contingent consideration to be transferred by us will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in our consolidated income statement. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred.Any contingent consideration to be transferred by us in relation to businesses acquired are linked to milestone payments and are initially recognized at fair value as a financial liability. They are adjusted for the probability of their likelihood of payment and are appropriately discounted to reflect the impact of time.Changes in the fair value of these contingent consideration liabilities in subsequent periods are recognized in our consolidated income statement on the line “other operating income/expense”. The effect of unwinding the discount over time is recognized on the line “other financial expenses”.Contingent amounts payable or paid by us to former shareholders of acquired companies, who continue to be employed by us, but which would be automatically forfeited (or become repayable) upon termination of employment before a specific date, are classified as remuneration for post-combination services in our consolidated income statement. These cash-settled contingent amounts are recognized in accordance with IAS 19 and are recorded in the balance sheet on the lines “other (non-) current assets” and “other non-current/trade and other liabilities” depending on the timing of the payment by us.GoodwillGoodwill is initially measured as the excess of the total purchase consideration transferred and the fair value of the acquired assets and assumed liabilities. Subsequently, goodwill is stated at cost less impairments.As goodwill is considered to have an indefinite life, it is tested for impairment at least once a year (at each year-end), and whenever there is an indication that it may be impaired, by comparing its carrying amount with its recoverable amount.Any impairment costs are recorded in our consolidated income statement on the line “Other operating income/expense”.

Galápagos
FINANCIAL STATEMENTS

Intangible assets other than goodwill

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from our development activities is recognized only if all of the following conditions are met:

- Technically feasible to complete the intangible asset so that it will be available for use or sale
- We have the intention to complete the intangible assets and use or sell it
- We have the ability to use or sell the intangible assets
- The intangible asset will generate probable future economic benefits, or indicate the existence of a market
- Adequate technical, financial and other resources to complete the development are available
- We are able to measure reliably the expenditure attributable to the intangible asset during its development.

(i) Internally generated intangible assets

The amount capitalized as internally generated intangible assets is the sum of the development costs incurred as of the date that the asset meets the conditions described above. Because of risks and uncertainties inherent to the regulatory authorizations and to the development process itself, management estimates that the conditions for capitalization are not met until we obtain regulatory approval from the competent authorities.

Currently we recognize all development costs as an expense in the period in which they are incurred, even for approved products because they do not generate separately identifiable incremental future economic benefits that can be reliably measured.

(ii) Licenses, rights, technology and in-process research and development

Acquired in-process research and development obtained through in-licensing agreements, business combinations, collaboration agreements or separate acquisitions are capitalized as an intangible asset provided that they are separately identifiable, controlled by us and expected to provide economic benefits. As the probability criterion in IAS 38 is always considered to be satisfied for separately acquired research and development assets, upfront and milestone payments to third parties for products or compounds for which regulatory approval has not yet been obtained are recognized as intangible assets. We consider such intangible assets as not yet available for use until the moment that the underlying asset is approved and commercially launched. Amortization will commence when the underlying asset is approved for commercialization and the asset will be amortized over its useful life.

Intangible assets may also consist of upfront fees paid to third party institutions in exchange for an option to negotiate a license to any of the third party's rights in technology resulting from the collaboration. The upfront fee paid in exchange for this option is capitalized as intangible asset and amortized over the expected duration of the option.

Exclusivity contracts and technology acquired through business combinations are valued independently as part of the fair value of the businesses acquired and are amortized over their estimated useful lives. The estimated useful life is based on the lower of the contract life or the economic useful life.

In the event an asset has an indefinite life, this fact is disclosed along with the reasons for being deemed to have an indefinite life. Intangible assets with an indefinite useful life and intangible assets which are not yet available for use are tested for impairment annually, and whenever there is an indication that the asset might be impaired.

(iii) Software and databases

Acquired software is recognized at cost less accumulated amortization and any impairment loss. Amortization is recognized so as to write off the cost of assets over their useful lives (generally between 3 and 5 years), using the straight-line method.

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Galápagos
FINANCIAL STATEMENTS

(iv) Contract costs

Contract costs only include success fees that were capitalized in relation to the Gilead agreement of 2019. These costs are currently amortized on a straight-line basis over a period of 10 years, reflecting the term of our collaboration with Gilead.

We review at each balance sheet date the carrying amount of our intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately.

Property, plant and equipment

Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss.

Depreciation of an asset begins when it is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following bases:

- Buildings: 33 years
- Installation & machinery: 3 – 15 years
- Furniture, fixtures & vehicles: 4 – 10 years

Land is not depreciated. Leasehold improvements are depreciated over 3 – 10 years, being the term of the lease, unless a shorter useful life is expected.

The other tangible assets category mainly consists of assets under construction. Assets under construction are not depreciated.

Any gain or loss incurred at the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss.

We review at each balance sheet date the carrying amount of our property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

Leases

All leases are accounted for by recognizing a right-of-use asset and a corresponding lease liability except for:

- Leases of low value assets; and
- Leases with a duration of 12 months or less.

Liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate. Our lease payments generally only include fixed payments and extension option payments if we are reasonably certain to exercise this option.

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After initial recognition, the lease liability is measured at amortized cost using the discount rate determined at commencement and will be re-measured (with a corresponding adjustment to the related right-of-use asset) when there is a change in future lease payments, generally in case of reassessment of options.At the commencement date, the right-of-use assets are measured at cost, comprising the amount of the initial lease liability, less any lease incentives received from the lessors.After initial recognition, the right-of-use assets are measured at cost and depreciated based on the lower of their useful economic life or the contractual lease term on a straight-line basis. The right-of-use assets will be adjusted for any remeasurements of the lease liability as a result of lease modifications. The right-of-use assets are subject to impairment testing if there is an indicator for impairment, as for property, plant and equipment. The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities.InventoriesInventories consist of raw materials, semi-finished products and finished products. These inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, conversion costs and transportation costs, and is determined using the FIFO-method.Financial instrumentsFinancial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument.(i) Financial assetsFinancial assets are initially recognized either at fair value or at their transaction price. All recognized financial assets are subsequently measured at either amortized cost or fair value under IFRS 9 on the basis of both our business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. a financial asset that (i) is held within a business model whose objective is to collect the contractual cash flows and (ii) has contractual cash flows that are solely payments of principal and interest on the principal amount outstanding is measured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option; a financial asset that (i) is held within a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, is measured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option; all other financial assets are measured at FVTPL.A financial asset is classified as current when the cash flows expected to flow from the instrument mature within one year.We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Galápagos
FINANCIAL STATEMENTS

(a) Financial assets at fair value through other comprehensive income

Equity instruments

Until December 31, 2023, equity investments were classified as fair value through profit or loss (FVPL), unless we made an irrevocable election at initial recognition for certain non-current equity investments to present changes in Other comprehensive income (FVOCI).

As from January 1, 2024, because of our ongoing business transformation post Jyseleca® divestiture, we changed the classification of our equity investments. All our existing strategic equity investments have been measured at fair value through other comprehensive income rather than through profit or loss in 2024. This election is irrevocable and there is no subsequent reclassification of fair value of gains and losses to profit or loss following the derecognition of the investments in the future.

The fair value of listed investments is based upon the closing price of such securities on Euronext at each reporting date. If the fair value is not readily available, the fair value is estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds.

(b) Financial assets at fair value through profit or loss

Financial assets are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with the investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in profit or loss.

Current financial investments measured at fair value through profit or loss

Current financial investments include financial assets measured at fair value through profit or loss and may comprise short term bond funds that have a maturity equal or less than 12 months, and money market funds.

Cash equivalents measured at fair value through profit or loss

Cash equivalents measured at fair value through profit or loss may comprise bonds and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.

(c) Financial assets at amortized cost

Receivables

Receivables are designated as financial assets measured at amortized cost. They are initially measured either at fair value or at transaction price, in the absence of a significant financing component.

All receivables are subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

Receivables mainly comprise trade and other receivables and current/non-current R&D incentives receivables.

The R&D incentives receivables relate to refunds resulting from R&D incentives on research and development expenses in France and Belgium. This is a grant receivable that is based on annual declarations and is only refunded in case it cannot be offset by a tax payable. Research and development incentives receivables are discounted over the period until maturity date according to the appropriate discount rates. We refer to the accounting policy on grants and R&D incentives.

Non-current and current financial investments measured at amortized cost

Non-current financial investments measured at amortized cost include term deposits with maturities exceeding twelve months from the acquisition date.

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Galápagos
FINANCIAL STATEMENTS

Current financial investments and escrow accounts measured at amortized cost include treasury bills that have a maturity equal to or less than twelve months and term deposits with maturities exceeding three months however equal to or less than twelve months from the acquisition date. We apply settlement date accounting for the recognition and de-recognition of financial investments measured at amortized cost.

Cash and cash equivalents measured at amortized cost

Cash and cash equivalents measured at amortized cost mainly comprise of notice accounts and term deposits that are readily convertible to cash within three months or less, that are subject to an insignificant risk of changes in their value and that are held for the purpose of meeting short-term cash commitments.

Cash and cash equivalents exclude restricted cash, which is presented in the line other non-current assets in the statement of financial position.

Impairment

The impairment loss of a financial asset measured at amortized cost is calculated based on the expected loss model.

For trade receivables, in the absence of a significant financing component, the loss allowance is measured at an amount equal to lifetime expected credit losses. Those are the expected credit losses that result from all possible default events over the expected life of those trade receivables.

Impairment losses are recognized in the consolidated income statement.

(ii) Financial liabilities

Financial liabilities are initially measured either at fair value or at their transaction price. Subsequent to initial recognition, financial liabilities are measured at amortized cost or at fair value.

Financial liabilities measured at amortized cost mainly comprise trade and other liabilities.

Trade and other liabilities are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expenses related to our research and development project costs.

We derecognize a financial liability when our contractual obligations are discharged, cancelled or expire.

Taxation

Income tax in the profit or loss accounts represents the sum of the current tax and deferred tax.

Current tax is the expected tax payable on the taxable profit of the year. The taxable profit of the year differs from the profit as reported in the financial statements as it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Our liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability-method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, the deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. As such, a deferred tax asset for the carry forward of unused tax losses will be recognized to the extent that is probable that future taxable profits will be available.

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Galápagos
FINANCIAL STATEMENTS

Revenue recognition

Revenues to date have consisted principally of collaboration revenues, which consist of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Starting in 2021 we also have commercial revenues from the sales of Jyseleca, which are reported as "Product net sales" on the discontinued operations line in our consolidated income statement.

The revenue recognition policies can be summarized as follows:

We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, we perform the following five steps:

Collaboration revenues

(i) identify the contract

In our agreements with customers we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing research and development services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met.

(ii) identify the performance obligations in the contract

Depending on the type of the agreement, there can be one or more distinct performance obligations under IFRS 15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfer goods and/or services in the context of the contract. For some of our agreements we combine the transfer of the license with the performance of research and development activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract.

(iii) determine the transaction price

Collaboration and license agreements with our commercial partners for research and development activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes reimbursement income or profits sharing arrangements.

(a) License fees or upfront payments

If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the customer and the customer has the right to use the license.

For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is satisfied over time, revenue is recognized based on a pattern that best reflects the transfer of control of the service to the customer.

(b) Milestone payments other than sales based milestones

A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved (which is generally only when the milestone is achieved). Where milestone payments are included in the transaction price we estimate the amount to be included in the transaction price using the most likely amount method. The transaction price is allocated to each performance obligation on a stand-alone selling price basis. We recognize revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of relevant milestones and any related

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constraint. If necessary we adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

(c) Reimbursement income for R&D services

Collaboration and license agreements may include reimbursement or cost sharing for research and development services: such as outsourcing costs and payment for full-time equivalents at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.

Such costs reimbursements received are recognized in revenues when costs are incurred and agreed by the parties when we are acting as a principal in the scope of our stake of the R&D activities. If the later condition is not fulfilled, costs reimbursements are accounted for as a decrease of the related expenses.

(d) Sales based milestone payments and royalties

License and collaboration agreements include sales-based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties relate. Related revenue is recognized as the subsequent underlying sales occur.

(iv) allocate the transaction price to the performance obligations in the contract

We allocate the transaction price to each performance obligation identified in the contract based upon stand-alone selling price. The stand-alone selling price of each performance obligation is estimated by using one of the following methods: adjusted market assessment approach, the expected cost plus a margin approach or the residual approach. If management assesses that there is only one single performance obligation, the entire transaction price would be allocated to this performance obligation.

(v) recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized when our customer obtains control of the goods and/or services foreseen in the contracts. The control can be transferred over time or at a point in time – which results in recognition of revenue over time or at a point in time.

In case of revenue recognition over time, we use an input model that considers estimates of the percentage of total research and development costs that are completed each period compared to the total estimated costs (percentage of completion method) to measure the progress of the satisfaction of the underlying performance obligation (which is the applied method for the filgotinib performance obligation). In other cases, depending on specific circumstances, we recognize revenue on a straight-line basis over the estimated term of the performance obligation (which is the applied method for the performance obligation related to our drug discovery platform).

Supply revenues

After completion of the sale of the Jyseleca® business we started to recognize sales of Jyseleca® inventories to Alfasigma as supply revenues, as part of our continuing operations. These supply revenues are recognized at the point in time when the control of inventory items transfers to Alfasigma.

Product net sales

Revenue on the sale of Jyseleca® is recorded as "Product net sales" on the discontinued operations line in our consolidated income statement.

Product net sales is the net amount of revenue recognized resulting from transferring control over our products to our customer (for example wholesalers and hospitals). Product sales revenue is recognized at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer depending on the specific incoterms in the contract with a customer.

The amount of revenue recognized is the amount allocated to the satisfied performance obligation taking into account variable consideration. The estimated amount of variable consideration is included in the transaction price only to the

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extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration that is included in the transaction price is primarily composed of rebates, discounts, cash discounts and chargebacks granted to various customers that are part of commercial and governmental contractual arrangements or other reimbursement programs. Shelf stock adjustments are granted to some of our customers to cover the inventory held by them at the time of a price decrease becomes effective. A liability is recognized for expected rebates, cash discounts, chargebacks or other reimbursements payable directly or indirectly to customers in relation to sales made until the end of the reporting period.

The amount of variable consideration is estimated using several elements such as third-party market data, product pricing, the specific terms in the individual agreements, estimated inventory levels and the shelf life of our product. If actual results differ, these estimates will be adjusted.

Net sales are presented net of value added tax and other sales related taxes.

Cost of sales

Our cost of sales includes primarily the purchase cost of the goods sold and transportation costs.

Other operating income

Grants and R&D incentives

As we carry out extensive research and development activities, we benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse (approved) expenditures incurred in our research and development efforts and are credited to the income statement, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or R&D incentives are receivable.

Share-based payments

(i) Equity-settled share-based payments

We grant equity-settled incentives to certain employees, members of the Executive Committee and consultants in the form of subscription rights. Equity-settled subscription rights are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the subscription rights is expensed over time until the end of the vesting period, based on our estimate of subscription rights that are expected to be exercised. Fair value is measured by use of the Black & Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

(ii) Long-term incentive plans in RSUs (Restricted Stock Units)

Members of the Executive Committee and other employees are granted RSUs. An RSU is a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company's discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share.

The RSUs are measured based on the volume weighted average share price over the 30-calendar day period preceding the measurement date. We recognize the corresponding expense and liability over the vesting period. The fair value of the liability is re-measured at each reporting date because currently it is management's intention to settle the RSUs in cash.

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Assets held for sale and discontinued operations

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale.

Intercompany transactions between continuing and discontinued operations are eliminated against discontinuing operations.

Non-current assets and disposal groups are classified as assets held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. A transaction is assumed to be highly probable if there are no significant risks of completion of the transaction, which depends on the specific circumstances but usually required at least an agreed binding term sheet.

They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated.

On October 30, 2023, we signed a letter of intent to transfer our Jyseleca® business to Alfasigma and the final agreement was signed on December 30, 2023. We classified the assets and the associated liabilities of the Jyseleca® business as held for sale in our financial statements for the year ended December 31, 2023. The transaction was closed on January 31, 2024.

We refer to **note 5** of our consolidated financial statements.

4. Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are the critical judgments that we have made in the process of applying the accounting policies and the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements presented elsewhere in this annual report.

Critical judgments in applying accounting policies

IFRS 15 – Revenue recognition of the collaboration with Gilead for the development of filgotinib (reported within the results from discontinued operations)

Our critical judgments were as follows:

Identification of the contract

Despite the recent additional amendment to the collaboration with Gilead for the development of filgotinib (reference is made to note 2), management judged that all activities are still beneficial for the further development of filgotinib, for which Gilead still owns the ex-Europe rights. All contract modifications have thus been analyzed following the requirements of IFRS 15 as we concluded that Gilead is still to be considered as a customer. This is also supported by the fact that we concluded that there continues to be only one performance obligation with respect to filgotinib.

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Identification of the performance obligation

The recent modifications to the collaboration with Gilead (reference is made to note 2) did not give rise to new performance obligations. There was only a change in scope and price of the existing filgotinib performance obligation, which was only partly satisfied at the time of the modification. Based on this, the contract modification has been treated on a cumulative catch-up basis under IFRS 15.

Allocation of the total transaction price

We assessed that the contract modification only changes the scope of the filgotinib performance obligation and the change in both fixed and variable consideration is reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. If we would have concluded that the increased consideration was not, or only partially, related to the filgotinib performance obligation, the consideration would have been potentially allocated to other performance obligations in the contract, which would alter the timing of revenue recognition.

The denominator used in the calculation of the percentage of completion reflects our best estimate of our total costs to complete the filgotinib performance obligation. These costs were assessed considering management's best estimate of the design and duration of ongoing and planned clinical trials and the expected closing of the transaction with Alfasigma. As a result of this transaction, the contract with Gilead relating to filgotinib was transferred to Alfasigma and we were released from our performance obligation. The remaining costs per December 31, 2023 mainly reflect the costs that we still estimate to incur before the transfer to Alfasigma.

IFRS 5 – Classification of group of assets/liabilities held for sale (disposal group) and discontinued operations

Management determined that selling the Jyseleca® business represents a "discontinued operation" in accordance with IFRS 5. We assessed that the Jyseleca® business represents a component of the group for which the related operations and cashflows could be distinguished from the rest of the entity. Jyseleca® is our only commercialized product and represents a major line of business.

Management assessed that, at December 31, 2023, the sale of the Jyseleca® business to Alfasigma was highly probable. A letter of intent was signed on October 30, 2023 and included a customary break-up fee in the event that the parties would not proceed with definitive agreements (share and asset purchase agreement and transition agreement). These definitive agreements were signed on December 30, 2023 and only included usual and customary closing conditions. Based on this, we assessed that the sale was highly probable and classified the disposal group as held for sale per December 31, 2023.

Our inventories were not considered to be part of the disposal group held for sale. The inventories will not transfer to Alfasigma on closing of the sale transaction but will gradually be transferred to Alfasigma over the coming years. In the meantime, we will bear all risks related to these inventories.

We refer to note 5 for more information about the discontinued operations and disposal group held for sale.

Transfer of Jyseleca® business to Alfasigma – transition services

During a certain transition period after the closing of the sale of the Jyseleca® business to Alfasigma on January 31, 2024, we still performed certain activities for the benefit of Alfasigma, in accordance with the transition agreement.

Our critical judgments were as follows:

- As part of the transition agreement, we agreed to contribute €40.0 million to AlfaSigma for Jyseleca® related development activities. We concluded that the transition agreement was negotiated as one package together with the share and asset purchase agreement with Alfasigma, and therefore this contribution was considered as part of the calculation of the gain on disposal of subsidiaries. We refer to note 5 for more information.
- As part of the transition services, we continued to sell the products to end-customers in certain countries during a transition period. We collected the cash from the customers, but transferred the net profit generated by these sales to Alfasigma. All of this was done for the benefit and at the risk of Alfasigma. As such we present revenues on a net basis in our consolidated income statement (within discontinued operations).

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- Sale of inventories to Alfasigma: we concluded that we are still in full control of our inventories and therefore present the revenues and cost of sales relating to the sale of inventories (API, brite stock and finished products) to Alfasigma on a gross basis in our results from continuing operations. Revenues from the supply of these products to Alfasigma are recognized upon transfer of the control relating to these products.

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended December 31, 2024.

Transfer Jyseleca® business to Alfasigma – Determination of the fair value of the contingent earn-outs

The contingent consideration included in the total consideration for the sale of the Jyseleca® business to Alfasigma was recorded at fair value at the completion date (January 31, 2024) and is updated at each reporting date. The fair value is based on our best estimate of the expected earn-outs and sales milestones in the future, considering probability adjusted sales forecasts of Jyseleca® discounted using an appropriate discount rate. The fair value is reviewed at each reporting date and any changes are reflected in our consolidated income statement, in the line 'Net profit from discontinued operations, net of tax'.

Determination of fair value of equity instruments

As there is no active market for any of our equity instruments and most of the companies we invest in are early stage R&D organizations, we establish the fair value by using other valuation techniques. The fair value is estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. The inputs are categorized as Level 3 inputs.

We refer to note 16 for more information about the equity investments.

Adaptimmune collaboration

Under the terms of the Collaboration and Exclusive License Agreement, we paid an upfront exclusivity payment of $70.0 million and $15.0 million in R&D funding to Adaptimmune at signing of the collaboration. A further $15.0 million in R&D funding will follow subject to the start of dosing in the proof-of-concept trial.

We capitalized the $70.0 million as intangible asset (as an exclusive right) and amortize it over the expected exclusivity period. At each reporting period, we will reassess this period. The expected exclusivity period is depending on the evolution of the program and any changes thereto can lead to changes in the amortization period.

The $15.0 million has been recognized as deferred expense and will gradually be released in R&D expenses over the R&D period, which can fluctuate as well overtime, depending on the progress of the program. We refer to note 20 for more information about the deferred expenses.

Goodwill impairment

Determining whether goodwill is subject to impairment requires an estimate of the recoverable amount of the cash-generating unit to which the goodwill has been allocated. The calculation of this recoverable amount includes forecasts of future cash flows of the cash-generating unit (highly dependent upon the probability of success linked to the progress of our clinical programs) that cover a period of 16 years and an appropriate discount rate is required to calculate present values, a process which involves estimates. Given that the calculation contains cashflows that go beyond the 5-years horizon it becomes less verifiable and more assumptions are used. Unexpected events, inherent in the business, can cause that results are completely different than the ones predicted. These estimates are constantly monitored, and an impairment test will be performed as soon as there is an impairment indicator and at least annually. The carrying value of goodwill at December 31, 2024 is €70.0 million (€69.6 million at December 31, 2023).

We refer to note 13 for more information about the goodwill and impairment of goodwill.

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Costs to complete the filgotinib performance obligation

The denominator used in the calculation of the percentage of completion reflected our best estimate of the total costs to complete the filgotinib performance obligation (which was composed of the actual costs already incurred at previous reporting date and our best estimate of the remaining costs to complete the performance obligation). As our estimate of the costs was depending on the evolution of the development activities and the expected closing date of the transfer of the Jyseleca® business to Alfasigma, it could have been subject to change in the future. Our total deferred income balance related to this filgotinib performance obligation amounted to €26.3 million on December 31, 2023 and was released to revenue from discontinued operations in the first quarter of 2024 as a result of the completion of the sale of the Jyseleca® business to Alfasigma on January 31, 2024. The sale to Alfasigma included the transfer of the amended filgotinib agreement, and by consequence marked the end of our performance obligation towards Gilead.

We refer to **note 5** for more information on the results from discontinued operations.

Contingent consideration

The contingent consideration included in the consideration payable for the acquisition of CellPoint was recorded at fair value at the date of acquisition and is updated at each reporting date. The carrying amount at December 31, 2024 amounts to €20.6 million (€21.0 million at December 31, 2023). These fair values were mainly based on our best estimate of probabilities of reaching the underlying milestones and by applying an appropriate discount rate. The fair values are reviewed at each reporting date and any changes are reflected in our consolidated income statement.

We refer to **note 26** for more information about the contingent consideration payable for the acquisition of CellPoint.

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5. Discontinued Operations and Assets Held for SaleOn October 30, 2023 we announced that we had signed a letter of intent contemplating a transfer of the Jyseleca® business to Alfasigma, including the European and UK Marketing Authorizations, the commercial, medical and development activities for Jyseleca® and approximately 400 positions in 14 European countries. On December 30, 2023 we signed a final share and asset purchase agreement with Alfasigma.On December 31, 2023, the transaction was still subject to certain closing conditions such as the finalization of the consultation process with the workers councils and FDI clearance in Italy, France and Denmark. The transaction was closed on January 31, 2024, upon obtaining all necessary approvals. We received a €50.0 million upfront payment in 2024, and are entitled to potential sales-based milestone payments totalling €120.0 million and mid-single to mid-double-digit earn-outs on European sales. We contributed €15.0 million in 2024 and will contribute an additional €25.0 million to Alfasigma by June 2025 for Jyseleca® related development activities.On January 31, 2024, we also signed a transition agreement with Alfasigma enacting the responsibilities and services provided by the parties during a transition period for the transfer of the business.The transfer of our Jyseleca® business has been determined to meet the criteria to be classified as held for sale and discontinued operations in our financial statements for the years ended December 31, 2023 and December 31, 2024.The disposal group mainly contained all assets and liabilities of our subsidiaries that were fully dedicated to the Jyseleca® business and that were transferred to Alfasigma in the transaction. The divestiture included 100% of the shares of the following subsidiaries, including most of the employees: Galapagos Biotech Limited (UK), Galapagos Biopharma Belgium BV, Galapagos Biopharma GmbH, Galapagos Biopharma Italy S.r.l., Galapagos Biopharma Netherlands B.V., Galapagos Biopharma Spain S.L.U., Galapagos Biopharma Denmark ApS, Galapagos Biopharma Sweden AB, Galapagos Biopharma Finland Oy, Galapagos Biopharma Ireland Ltd., Galapagos Biopharma Norway AS, Galapagos Biopharma Austria GmbH. In addition, and as part of the same transaction, we transferred all assets, liabilities and employees directly related to the Jyseleca® business but belonging to Galapagos NV or other Galapagos subsidiaries, of which the main asset was the worldwide IP relating to Jyseleca®. Our inventories were not considered as part of the disposal group as these did not transfer to Alfasigma on closing of the transaction on January 31, 2024 but these will gradually transfer to Alfasigma during the coming years and we will bear the risks associated with it as long as it is not transferred.Held for sale assets were stated at their carrying amount, which is lower than the fair value less costs to sell. We concluded that the expected present value of the purchase price to be obtained from Alfasigma for the sale of the Jyseleca® business approximated the fair value less costs to sell of the disposal group.

The following disclosure illustrates the result from our discontinued operations:I Disposal of the Jyseleca® business1.1. Consideration received Year ended December 31(thousands of €) 2024Upfront payment received 50,000Settlement for net cash and working capital 9,835Total consideration received 59,8351.2. Analysis of assets and liabilities over which control was lost January 31(thousands of €, except per share data) 2024Property, plant and equipment 4,186Deferred tax assets 292Other non-current assets 613Inventories 505Trade and other receivables 18,439Cash and cash equivalents 19,523Other current assets 1,161Total assets 44,719Other reserves (74)Retirement benefit liabilities 1,003Non-current lease liabilities 2,328Other non-current liabilities 90Current lease liabilities 1,308Trade and other liabilities 28,927Current tax payable 1,170Current deferred income 430Total liabilities 35,182Net assets disposed of 9,537

1.3. Gain on disposal of the Jyseleca® business (included in other operating income in the income statement) Year ended December 31(thousands of €) 2024Upfront payment received 50,000Settlement for net cash and working capital 9,835Additional adjustment working capital to be settled (750)Net assets disposed of (9,537)Effect of cumulative translation adjustments reclassified from equity on loss of control (4,095)Fair value of the future earn-outs payable by Alfasigma to us 47,035Contribution for R&D costs payable by us to Alfasigma (40,000)Gain on disposal of subsidiaries 52,488The fair value of the future earn-outs at December 31, 2024 is presented on the lines “Non-current contingent consideration receivable” and “Trade and other receivables” in our statement of financial position.1.4. Net cash outflow on disposal of the Jyseleca® business Year ended December 31(thousands of €, except per share data) 2024Upfront payment received 50,000Settlement for net cash and working capital 9,835Transfer to escrow account (40,000)Contribution for R&D costs paid by us to Alfasigma (15,000)Earn-outs paid by Alfasigma 2,053Less: cash and cash equivalents balances disposed of (19,523)Less: settlement of pre-existing relationships 3,686Cash out from the disposal of subsidiaries, net of cash disposed of (8,949)Costs associated to the sale taken into result in 2023 (3,072)Costs associated to the sale taken into result in 2024 (526)Cash used for other liabilities related to the disposal of subsidiaries (3,598)Of the €50.0 million of upfront payment received at closing of the transaction €40.0 million was paid into an escrow account. This amount was kept in escrow for a period of one year after the closing date of January 31, 2024, and was partially released in February 2025 (the remaining part being under discussion). We gave customary representations and warranties which are capped and limited in time. At December 31, 2024, this €40.0 million is presented as “Escrow account” in the statement of financial position, together with the interests on this escrow account.

Galápagos
FINANCIAL STATEMENTS

II Result from discontinued operations

	Year ended December 31	
(thousands of €, except per share data)	2024	2023
Product net sales	11,475	112,339
Collaboration revenues	26,041	431,465
Total net revenues	**37,516**	**543,804**
Cost of sales	(1,693)	(18,022)
Research and development expenses	(8,152)	(190,177)
Sales and marketing expenses	(11,520)	(113,356)
General and administrative expenses	(1,087)	(17,989)
Other operating income	56,180	13,003
Operating profit	**71,244**	**217,262**
Fair value adjustments and net currency exchange differences	-	(13)
Other financial income	4,230	679
Other financial expenses	(12)	(167)
Profit before tax	**75,462**	**217,761**
Income taxes	(98)	(2,076)
Net profit	**75,364**	**215,685**
Basic and diluted earnings per share from discontinued operations	**1.14**	**3.27**
Weighted average number of shares - Basic (in thousands of shares)	65,897	65,884
Weighted average number of shares - Diluted (in thousands of shares)	65,942	65,933

Jyseleca® product net sales in Europe amounted to €11.5 million in 2024, compared to €112.3 million in 2023, of which €0.7 million realized in Belgium (€8.1 million in 2023). Beginning February 1, 2024, all economics linked to the sales of Jyseleca® in Europe are for the benefit of Alfasigma.

Collaboration revenues in discontinued operations related to revenue recognition of the collaboration agreement with Gilead for the filgotinib development amounted to €26.0 million in 2024 compared to €429.4 million last year. The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue in 2024 of the remaining deferred income related to filgotinib.

We refer to **note 2** for a general description of our collaboration with Gilead.

All filgotinib development expenses and all remaining G&A and S&M expenses relating to Jyseleca® are recharged to Alfasigma, which explains the decrease in those expenses.

Other operating income includes €52.5 million related to the gain on the sale of the Jyseleca® business to Alfasigma in 2024.

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FINANCIAL STATEMENTS

III Cash flow used in discontinued operations

	Year ended December 31	
(thousands of €)	2024	2023
Net cash flow used in operating activities	(36,367)	(175,627)
Net cash flow used in investing activities	(8,949)	(105)
Net cash flow used in financing activities	-	(1,928)
Net cash flow used in discontinued operations	**(45,316)**	**(177,660)**

6. Segment Information

We are currently operating as a single operating segment.

Geographical information

In 2023 and 2024, our continuing operations were mainly located in Belgium, France, the Netherlands, Switzerland and the United States. The revenues from our collaboration partner Gilead represented 87% of our total net revenues from continuing operations in 2024 (nearly 100% in 2023). The remaining 13% of the net revenues in 2024 consisted of supply revenues of the Jyseleca® product to Alfasigma (Italy). The revenues in the entity's country of domicile are not material.

Following table summarizes our net revenues by destination of customer:

	Year ended December 31	
(thousands of €)	2024	2023
United States of America	266,588	665,174
Europe	46,577	118,354
Total net revenues	**313,165**	**783,528**
minus:		
United States of America	25,802	425,466
Europe	11,714	118,338
Total net revenues from discontinued operations	**37,516**	**543,804**
United States of America	240,786	239,708
Europe	34,863	16
Total net revenues from continuing operations	**275,649**	**239,724**

On December 31, 2024, we held €357.8 million (€323.8 million in 2023) of property, plant and equipment, intangible assets and goodwill distributed as follows:

	December 31	
(thousands of €)	2024	2023
Belgium	95,686	56,209
France	5	1,438
The Netherlands	239,454	251,230
Switzerland	92	3,247
United States of America	22,533	11,660
Total	**357,770**	**323,784**

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7. Total Net Revenues from Our Continuing Operations

Supply revenues

These revenues are fully related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related cost of sales are reported on the cost of sales line.

Collaboration revenues

The following table summarizes our collaboration revenues for the years ended December 31, 2024 and 2023 by collaboration and by category of revenue: upfront payments and license fees, and royalties.

			Year ended December 31	
(thousands of €)	Over time	Point in time	2024	2023
Recognition of non-refundable upfront payments and license fees			**230,182**	**230,242**
Gilead collaboration agreement for drug discovery platform	✓		230,182	230,242
Royalties			**10,604**	**9,482**
Gilead royalties on Jyseleca®		✓	10,604	9,466
Other royalties		✓	-	16
Total collaboration revenues			**240,786**	**239,724**

We recognized €230.2 million in revenue in 2024 related to the consideration from Gilead allocated to the drug discovery platform.

Since signing of the letter of intent with Alfasigma in October 2023, we classified all activities that were directly related to the Jyseleca® business, including the revenue recognition related to the filgotinib performance obligation, as discontinued operations in accordance with IFRS 5. We refer to **note 5** "Discontinued Operations" for additional information.

For the year ended December 31, 2024 we also recognized in revenue €10.6 million of royalties from Gilead on filgotinib. The royalties on sales of Jyseleca® performed by Gilead in Japan were not reported as discontinued operations as we still have the right to receive those royalties on future sales made by Gilead and its commercialization partners (this right is not subject to transfer to Alfasigma as part of the transfer of the Jyseleca® business to them).

Collaboration with Gilead

We refer to **note 2** of this financial report for a general description of our collaboration with Gilead.

In addition, we concluded as follows for the remaining performance obligations:

Access rights to the drug discovery platform, option rights and R&D activities

- The revenue allocated to the drug discovery platform is recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.
- At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e., IND filed with regulatory authorities), the rights for those specific programs may have been extended, for a maximum of three years. This is reassessed at each year-end based on the evolution of our pipeline and is still valid per December 31, 2024.

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Galápagos
FINANCIAL STATEMENTS

8. Operating Costs and Other Operating Income

Operating costs

Research and development expenses

The following table summarizes research and development expenses for the years ended December 31, 2024 and 2023.

	Year ended December 31	
(thousands of €)	2024	2023
Personnel costs	(87,740)	(95,788)
Subcontracting	(160,076)	(82,997)
Disposables and lab fees and premises costs	(17,629)	(18,083)
Depreciation and impairment	(35,378)	(22,254)
Professional fees	(15,949)	(9,272)
Other operating expenses	(18,687)	(12,900)
Total research and development expenses	**(335,459)**	**(241,294)**

The table below summarizes our research and development expenses for the years ended December 31, 2024 and 2023, broken down by program:

	Year ended December 31	
(thousands of €)	2024	2023
SIKi program	(18,400)	(18,900)
TYK2 program on GLPG3667	(34,965)	(31,289)
Cell therapy programs in oncology	(170,998)	(82,218)
Other discovery programs	(111,096)	(108,887)
Total research and development expenses	**(335,459)**	**(241,294)**

Sales and marketing expenses

The following table summarizes the sales and marketing expenses of our continuing operations for the years ended December 31, 2024 and 2023.

	Year ended December 31	
(thousands of €)	2024	2023
Personnel costs	(6,561)	(2,997)
Depreciation and impairment	(4,475)	(113)
External outsourcing costs	(2,813)	(1,776)
Professional fees	(904)	(131)
Other operating expenses	(2,440)	(659)
Total sales and marketing expenses	**(17,193)**	**(5,676)**

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FINANCIAL STATEMENTS

General and administrative expenses

The following table summarizes the general and administrative expenses for the years ended December 31, 2024 and 2023.

	Year ended December 31	
(thousands of €)	2024	2023
Personnel costs	(52,642)	(66,098)
Depreciation and impairment	(8,697)	(15,978)
Legal and professional fees	(33,960)	(23,250)
Other operating expenses	(21,946)	(22,963)
Total general and administrative expenses	**(117,245)**	**(128,289)**

Other operating income

The following table summarizes other operating income for the years ended December 31, 2024 and 2023.

	Year ended December 31	
(thousands of €)	2024	2023
Grant income	2,035	6,618
R&D incentives income	27,223	32,968
Other	11,515	7,686
Total other operating income	**40,773**	**47,272**

The grant income in 2024 and 2023 was fully related to grants from a Flemish agency and the Belgian government. In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets. Grant income in 2023 also included a grant of €6.1 million from the National Institute for Health and Disability Insurance (2024: nil). This grant aimed to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

R&D incentives income was primarily composed of:

	Year ended December 31	
(thousands of €)	2024	2023
Income from innovation incentive system in France	2,056	5,881
Income from Belgian R&D incentives	16,943	16,535
Tax rebates on payroll withholding taxes of R&D personnel (Belgium & the Netherlands)	8,224	10,552
Total R&D incentives income	**27,223**	**32,968**

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9. Staff CostsThe table below summarizes the number of employees of our continuing operations on December 31, 2024 and 2023: 2024 2023Number of employees on December 31 704 646Total 704 646The average number of FTE’s of our continuing operations during the years 2024 and 2023 was: Year ended December 31 2024 2023Members of the Executive Committee 4 4Research and development 408 372Commercial and medical affairs 26 13Corporate and support 207 245Total 645 634Their aggregate remuneration comprised: Year ended December 31 (thousands of €) 2024 2023Wages and salaries (98,863) (100,250)Social security costs (15,590) (15,742)Retirement benefit costs (5,669) (5,581)Costs related to subscription right plans (17,685) (36,628)Other personnel costs (9,136) (6,682)Total personnel costs (146,943) (164,883)Reference is made to note 31 “Share-based payments” for more information on our subscription right plans.

Galápagos
FINANCIAL STATEMENTS

10. Fair Value Adjustments, Net Currency Exchange Differences and Other Financial Income/Expenses

The following table summarizes fair value adjustments and net currency exchange differences, and other financial income and expenses for the years ended December 31, 2024 and 2023.

	Year ended December 31	
(thousands of €)	2024	2023
Fair value adjustments and net currency exchange differences:		
Net unrealized currency exchange gain/loss (-)	22,727	(20,544)
Net realized currency exchange loss	(678)	(1,118)
Fair value re-measurement of warrants	4	18
Fair value loss on financial assets held at fair value through profit or loss	-	(390)
Fair value gain on current financial investments	73,742	38,286
Total fair value adjustments and net currency exchange differences	**95,795**	**16,252**
Other financial income:		
Interest income	89,378	79,290
Discounting effect of non-current R&D incentives receivables	1,132	617
Discounting effect of other non-current liabilities	395	318
Other finance income	223	24
Total other financial income	**91,128**	**80,249**
Other financial expenses:		
Interest expenses	(911)	(1,770)
Other finance charges	(759)	(843)
Total other financial expenses	**(1,670)**	**(2,613)**
Total net financial result	**185,253**	**93,888**

The net currency unrealized exchange gain in 2024 of €22.7 million primarily consisted of an unrealized exchange gain of €22.2 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars, as compared to an unrealized net exchange loss in 2023 of €20.4 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

The fair value gain on the current financial investments in 2024 reflected the exchange differences on the money market funds, the interest on these money market funds and the effect of the re-measurement at fair value of our money market funds on December 31, 2024. These re-measurement gains were mainly the result of the positive returns on the EUR denominated money market funds.

Interest income was related to interests on treasury bills, term deposits and notice accounts. Net interest income increased due to increasing interest rates. Other financial income for 2024 and 2023 also comprise the discounting effect of other non-current liabilities as milestones payables related to the acquisition of subsidiaries.

Interest expenses were mainly related to interests on leases of buildings and cars and to interests related to defined benefit obligations.

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Galápagos
FINANCIAL STATEMENTS

11. Income Taxes

The following table summarizes the income taxes recognized in profit or loss for the years ended December 31, 2024 and 2023.

	Year ended December 31	
(thousands of €)	2024	2023
Current tax	(1,301)	(5,928)
Deferred tax	3,104	(3,685)
Total income taxes	**1,803**	**(9,613)**

Current tax, consisting of corporate income taxes, and deferred tax income/cost (–) related to subsidiaries of our continuing operations working on a cost plus basis. The decrease in 2024 as compared to 2023 was primarily due to the re-assessment in 2023 of net deferred tax liabilities and corporate income tax payables as a result of a one-off intercompany transaction.

Taxes recognized in profit or loss

For the purpose of the disclosure below corporate tax was calculated at 25% (2023: 25%) – which is the tax rate applied in Belgium – on the estimated assessable result for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

	Year ended December 31	
(thousands of €)	2024	2023
Profit /loss (-) before tax	**(3,085)**	**5,625**
Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting profit/loss (-) before tax (theoretical)	(771)	1,406
Tax income (-)/expenses in income statement (effective)	**(1,803)**	**9,613**
Difference in tax expenses/income to explain	**(1,032)**	**8,207**
Effect of tax rates in other jurisdictions	(132)	(94)
Effect of non-taxable income	(5,247)	(6,752)
Effect of share-based payment expenses without tax impact	4,399	9,157
Effect of expenses/income (-) not subject to tax	52	(5)
Effect of non-tax-deductible expenses	1,117	1,549
Effect of recognition of previously non recognized deferred tax assets	15	(81)
Effect of tax losses (utilized) reversed	-	(267)
Effect from under or over provisions in prior periods	13	(722)
Effect of non-recognition of deferred tax assets	(1,338)	34,339
Effect of derecognition of previously recognized deferred tax assets	89	1,062
Effect of use of innovation income deduction	-	(29,979)
Total explanations	**(1,032)**	**8,207**

Non-taxable income for the years ended December 31, 2024 and 2023 were related to non-taxable grants and tax credits.

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12. Earnings per Share Year ended December 31 2024 2023Net profit attributable to owners of the parent (thousands of €) 74,082 211,697Number of shares (thousands) Weighted average number of shares for the purpose of basic earnings / loss (-) per share 65,897 65,884Basic earnings per share (€) 1.12 3.21Net profit attributable to owners of the parent (thousands of €) 74,082 211,697Number of shares (thousands) Weighted average number of shares for the purpose of diluted earnings / loss (-) per share 65,897 65,884Number of dilutive potential ordinary shares 45 49Diluted earnings per share (€) 1.12 3.21Reference is also made to note 2 where an explanation is provided about the terms and conditions of the outstanding subsequent Gilead Warrant B that can, potentially, be exercised by Gilead and lead to a dilutive effect. Due to the exercise price mechanism of the Gilead Warrant B, this warrant was out-of-the-money for 2024 and 2023.

Galápagos
FINANCIAL STATEMENTS

13. Goodwill and Impairment of Goodwill

(thousands of €)	Goodwill
On January 1, 2023	**69,813**
Exchange differences on goodwill	(256)
On December 31, 2023	**69,557**
Exchange differences on goodwill	453
On December 31, 2024	**70,010**

The goodwill resulting from both the acquisition of CellPoint (€62.4 million) and AboundBio (€7.6 million) was allocated to the same cash-generating unit (CGU), "CAR-T/Cell Therapy" (which was the same as "oncology" before). The intangible assets acquired as a result of both business combinations were also allocated to this cash-generating unit, together with some other (in)tangible assets related to the "CAR-T/Cell Therapy" cash-generating unit. The valuation method of the recoverable amount of this cash-generating unit is based on the fair value less costs of disposal.

The valuation technique that was applied to determine the fair value less costs of disposal of the cash-generating unit is a discounted cash flow method ("DCF") with projected cash flows that cover a period of 16 years (in accordance with management's assumptions on patent protection of the underlying assets). The period considered exceeds five years because the main sales are expected for the period beyond 2029. The key assumptions used in this valuation (level 3 in the fair value hierarchy) of the recoverable amount of the underlying cash-generating unit were:

- Probability of success of our clinical programs that is based on benchmarks in combination with management estimate. Probabilities of success are continuously evaluated in light of the progress of our portfolio.
- Terminal growth rate of –50% reflecting the anticipated sales evolution beyond 2040
- Discount rate of 13.75% (13.72% on December 31, 2023)
- Future revenue and investment assumptions are based on management estimate of the overall cell therapy market, consistent with the assumptions that a market participant would make. Estimates about patient numbers, sales volumes and prices were verified against several external databases.

No impairment was identified per December 31, 2024.

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FINANCIAL STATEMENTS

14. Intangible Assets Other than Goodwill

(thousands of €)	Software & databases	Licenses, rights, technology and in-process R&D	Exclusive rights	Contract costs	Total
Acquisition value					
On January 1, 2023	**27,377**	**44,258**	**89,720**	**15,384**	**176,740**
Additions	567				567
Sales and disposals	(930)	(948)			(1,878)
Translation differences		(139)			(139)
On December 31, 2023	**27,014**	**43,171**	**89,720**	**15,384**	**175,290**
Additions	666		64,725		65,391
Sales and disposals	(1,863)	(3,613)			(5,476)
Translation differences		246			246
On December 31, 2024	**25,817**	**39,804**	**154,445**	**15,384**	**235,451**
Amortization and impairment					
On January 1, 2023	**15,210**	**3,896**	**6,154**	**5,126**	**30,387**
Amortization	4,291	1,426	11,637	1,538	18,892
Sales and disposals	(927)	(948)			(1,875)
Translation differences		(20)			(20)
On December 31, 2023	**18,574**	**4,354**	**17,791**	**6,664**	**47,384**
Amortization	4,384	493	22,198	1,538	28,613
Sales and disposals	(1,863)	(3,613)			(5,476)
Translation differences		68			68
On December 31, 2024	**21,095**	**1,302**	**39,989**	**8,202**	**70,589**
Carrying amount					
On December 31, 2023	8,440	38,817	71,929	8,720	127,906
On December 31, 2024	**4,722**	**38,502**	**114,456**	**7,182**	**164,862**

Through the acquisition of CellPoint and AboundBio in June 2022, we acquired in-process research and development related to two CAR-T product candidates (€28.2 million on December 31, 2024, and on December 31, 2023) , exclusive rights and technology, being a fully human therapeutics platform. These exclusive rights refer to our exclusivity contract with Lonza (€60.3 million on December 31, 2024, €71.9 million on December 31, 2023) and are depreciated until the beginning of March 2030, in accordance with the contract.

The addition in exclusive rights in 2024 refers to the upfront exclusivity consideration paid to Adaptimmune of $70.0 million, which is amortized over the expected exclusivity period until the end of 2027.

On December 31, 2024, our statement of financial position did not hold any internally generated assets capitalized as intangible asset.

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Galápagos
FINANCIAL STATEMENTS

15. Property, Plant and Equipment

Fully owned

(thousands of €)	Land, building and building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
On January 1, 2023	**88,719**	**57,040**	**10,241**	**11,587**	**167,588**
Additions	6,754	6,472	268	3,329	16,823
Sales and disposals	(4,403)	(24,057)	(1,067)	(7,655)	(37,182)
Reclassifications	95	272	124	(491)	-
Reclassifications to assets in disposal group classified as held for sale	(739)		(249)		(988)
Translation differences	279	(49)	36		266
On December 31, 2023	**90,705**	**39,678**	**9,353**	**6,770**	**146,507**
Additions	7,292	9,595	118	298	17,303
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Reclassifications	4,687	470	466	(5,623)	-
Reclassifications to assets in disposal group classified as held for sale	(10,200)			(915)	(11,115)
Translation differences	84	204	(15)		273
On December 31, 2024	**86,014**	**49,284**	**7,462**	**530**	**143,291**
Depreciation and impairment					
On January 1, 2023	**7,814**	**28,510**	**4,537**	**-**	**40,862**
Depreciations	4,603	4,355	1,290		10,248
Impairment				7,645	7,645
Sales and disposals	(1,194)	(13,676)	(827)	(7,645)	(23,342)
Reclassifications to assets in disposal group classified as held for sale	(161)		(129)		(290)
Translation differences	156	(11)	19		164
On December 31, 2023	**11,218**	**19,178**	**4,891**	**-**	**35,287**
Depreciations	5,284	4,787	1,005		11,076
Impairment	1,068	17	158		1,243
Sales and disposals	(6,554)	(663)	(2,460)		(9,677)
Translation differences	(68)	39	(8)		(37)
On December 31, 2024	**10,948**	**23,358**	**3,586**	**-**	**37,892**
Carrying amount					
On December 31, 2023	79,487	20,500	4,463	6,770	111,220
On December 31, 2024	**75,066**	**25,926**	**3,876**	**530**	**105,399**

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Galápagos
FINANCIAL STATEMENTS

The sales and disposals of 2023 mainly relate to the transaction with NovAlix. We refer to note 28 "Details of the NovAlix transaction" for more information.

The other tangible assets primarily consist of assets under construction, which are not yet available for use and therefore not yet depreciated as per December 31, 2024. In 2023 we recorded an impairment of €7.6 million on the construction project in Mechelen (Belgium), following a re-assessment of the project. As we signed a share purchase agreement for this project in December 2024, we reclassified the land and other tangible assets of Galapagos Real Estate Belgium BV to assets in disposal group classified as held for sale.

Right-of-use

(thousands of €)	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total
Acquisition value				
On January 1, 2023	**34,834**	**437**	**12,505**	**47,777**
Additions	1,726		1,724	3,450
Sales and disposals	(11,497)	(186)	(1,897)	(13,580)
Reclassifications to assets in disposal group classified as held for sale	(2,091)		(4,683)	(6,774)
Translation differences	202		3	205
On December 31, 2023	**23,174**	**251**	**7,652**	**31,078**
Additions	4,287	1,657	2,879	8,823
Sales and disposals	(2,989)	(250)	(4,114)	(7,353)
Translation differences	113			113
On December 31, 2024	**24,585**	**1,658**	**6,417**	**32,661**
Depreciation and impairment				
On January 1, 2023	**14,424**	**352**	**5,473**	**20,250**
Depreciations	3,342	57	3,450	6,849
Sales and disposals	(5,922)	(186)	(1,871)	(7,979)
Reclassifications to assets in disposal group classified as held for sale	(699)		(2,580)	(3,279)
Translation differences	134		1	135
On December 31, 2023	**11,279**	**223**	**4,473**	**15,976**
Depreciations	2,848	118	1,592	4,558
Sales and disposals	(1,920)	(250)	(3,200)	(5,370)
Translation differences	(3)			(3)
On December 31, 2024	**12,204**	**91**	**2,865**	**15,161**
Carrying amount				
On December 31, 2023	11,895	28	3,179	15,101
On December 31, 2024	**12,381**	**1,567**	**3,552**	**17,499**

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FINANCIAL STATEMENTS

Carrying amount

	December 31	
(thousands of €)	2024	2023
Property, plant and equipment fully owned	105,399	111,220
Right-of-use	17,499	15,101
Total property, plant and equipment	**122,898**	**126,321**

The sales and disposals of 2023 mainly relate to the transaction with NovAlix. We refer to **note 28** "Details of the NovAlix transaction" for more information. The sales and disposals of 2024 mainly relate to the disposal of rented cars.

We refer to **note 25** "Lease liabilities" for a detail of the lease liabilities related to these right-of-use assets.

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

16. Equity Investments

(thousands of €)	2024	2023
Cost at January 1	**13,965**	-
Acquisitions of the year	36,880	13,965
Cost at December 31	**50,845**	**13,965**
Fair value adjustment at January 1	**(390)**	-
Fair value adjustment of the year	2,485	(390)
Fair value adjustment at December 31	**2,095**	**(390)**
Net book value at December 31	**52,941**	**13,575**

On December 31, 2023, we had $15.0 million of equity investment in a non-listed company.

On January 31, 2024, we participated for $40.0 million in the Series C financing round of Frontier Medicines, a pioneer in oncology with a unique FrontierTM platform based on chemoproteomics, covalent chemistry and machine learning to unlock access to formerly "undruggable" cancer targets and a pipeline of potential best-in-class assets that fit with our precision oncology R&D approach. This equity instrument is presented on the line "Equity investments" in our statement of financial position and is measured at fair value through other comprehensive income.

As of December 31, 2024, financial assets held at fair value through other comprehensive income consists of equity instruments of non-listed companies. The fair value of these equity instruments, without readily available determinable fair values (classified as level 3 fair valuation hierarchy), are estimated by management based on the cost of investment and adjusted as necessary for impairment and revaluations with reference to relevant available information and recent financing rounds. Per December 31, 2024 no fair value change was recognized except for the currency exchange rate impact.

We have no restrictions on the sale of these equity instrument and the assets are not pledged under any of our liabilities.

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Galápagos
FINANCIAL STATEMENTS

17. Other Non-Current Assets

Other non-current assets consisted of following items:

	December 31	
(thousands of €)	2024	2023
Non-current restricted cash	1,985	5,533
Non-current portion of upfront payment to NovAlix	2,580	4,656
Non-current portion of advance related to the NovAliX transaction	2,877	5,563
Other non-current assets	1,266	318
Total other non-current assets	**8,708**	**16,070**

We refer to **note 28** "Details of the NovAlix transaction" for more information related to the upfront payment and advance.

18. Research and Development Incentives Receivables

The table below illustrates the R&D incentives receivables related captions in our statement of financial position as at December 31, 2024, and 2023.

	December 31	
(thousands of €)	2024	2023
Non-current R&D incentives receivables	132,729	141,252
Current R&D incentives receivables	39,882	37,436
Total R&D incentives receivables	**172,611**	**178,688**

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our statement of financial position on December 31, 2024.

	December 31, 2024					
	Maturity date					
(thousands of €)	2026	2027	2028	2029	2030 – 2033	Total
French non-current R&D incentives receivables – discounted value	11,911	5,974	1,571			19,456
Belgian non-current R&D incentives receivables – discounted value	21,447	21,088	19,113	17,884	33,741	113,273
Total non-current R&D incentives receivables – discounted value	**33,358**	**27,062**	**20,684**	**17,884**	**33,741**	**132,729**

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Galápagos
FINANCIAL STATEMENTS

19. Inventories

The following table provides an overview of our inventories by type of inventory:

	December 31	
(thousands of €)	2024	2023
Raw materials	51,192	55,263
Semi-finished products	-	12,598
Finished products	-	6,117
Total inventories	**51,192**	**73,978**

Our inventory consisted in full out of Jyseleca® products.

20. Trade and Other Receivables and Other Current Assets

	December 31	
(thousands of €)	2024	2023
Trade receivables	32,471	17,494
Current contingent consideration receivable	4,742	-
Prepayments	103	738
Other receivables	10,160	10,217
Trade and other receivables	**47,476**	**28,449**
Accrued income	835	508
Deferred charges	30,214	14,632
Other current assets	**31,049**	**15,140**
Total trade and other receivables & other current assets	**78,525**	**43,589**

The carrying value of trade and other receivables & other current assets approximate their fair value.

The increase in deferred charges mainly related to $15.0 million of R&D funding paid to Adaptimmune which will gradually be released in R&D expenses over the R&D period.

We refer to **note 5** for more information on the current contingent consideration receivable.

On December 31, 2024, we had a provision for expected credit losses of €9.6 million, for two disputed invoices. We did not account for a provision for expected credit losses relating to all our other trade and other receivables since we don't have a history of credit losses and we are not aware of any forward-looking information that could materially influence the credit risk.

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Galápagos
FINANCIAL STATEMENTS

21. Non-Current and Current Financial Investments

	December 31	
(thousands of €)	2024	2023
Non-current financial investments	200,182	-
Total non-current financial investments	**200,182**	-

	December 31	
(thousands of €)	2024	2023
Money market funds	1,484,599	1,316,805
Treasury bills	255,078	742,025
Term deposits	1,313,657	1,458,868
Total current financial investments	**3,053,334**	**3,517,698**

The non-current financial investments refer to a new term account that was acquired in December 2024 with a maturity of 18 months. This term account was terminated in February 2025 as a result of the planned Separation. We refer to **note 36** for more information.

Term deposits as part of current financial investments refer to non-cancellable term deposits with a maturity exceeding three months from the acquisition date. Our portfolio of treasury bills contains only AAA rated paper, issued by Belgium, France and Europe. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On December 31, 2024, our current financial investments included $686.6 million held in U.S.dollar, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR. This effect is embedded in the net exchange differences (exchange difference on term deposits) and in the fair value result of current financial investments (exchange difference on money market funds) in our consolidated income statement.

We refer to **note 34** for more information on our financial investments and to **note 10** for more details about the fair value re-remeasurements and currency exchange gains or losses recognized in our consolidated income statement.

22. Cash and Cash Equivalents

	December 31	
(thousands of €)	2024	2023
Cash at banks	64,239	71,803
Term deposits	-	95,000
Cash and cash equivalents from continuing operations	**64,239**	**166,803**
Cash and cash equivalents included in assets classified as held for sale	-	7
Total cash and cash equivalents	**64,239**	**166,810**

Cash and cash equivalents may comprise cash at banks, bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents on December 31, 2023 comprised a term deposit of €50.0 million which had an original maturity longer than three months but was readily convertible to cash without a significant penalty, and a term deposit with an original maturity less than three months of €45.0 million. All cash and cash equivalents are available upon maximum three month notice period and without significant

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penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

On December 31, 2024, our cash and cash equivalents included $40.3 million held in U.S.dollar, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S.dollar exchange rate as our functional currency is EUR. We refer to **note 10** for more details about the currency exchange gains or losses recognized in our consolidated income statement.

23. Share Capital and Other Reserves

	December 31	
(thousands of €)	2024	2023
On January 1	**293,937**	**293,604**
Share capital increase	-	333
Share capital on December 31	**293,937**	**293,937**
Aggregate share capital	356,445	356,445
Costs of capital increase (accumulated)	(62,507)	(62,507)
Share capital on December 31	**293,937**	**293,937**

History of share capital

The history of the share capital of Galapagos NV between January 1, 2023 and December 31, 2024 is as follows:

Date	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
January 1, 2023			**65,836**	**356,112**
March 20, 2023	333	62		
December 31, 2023			**65,897**	**356,445**
December 31, 2024			**65,897**	**356,445**

On December 31, 2024, Galapagos NV's share capital amounted to €356,445 thousand, represented by 65,897,071 shares. All shares were issued, fully paid up and of the same class. The shares have a par value of €5.41 per share.

All of the share issuances listed above were for cash consideration.

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FINANCIAL STATEMENTS

The below table summarizes our capital increase for the year 2023. There were no capital increases in 2024.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights (in €/subscription right)	Closing share price on date of capital increase (in €/share)
On January 1, 2023	65,835,511	293,604	2,735,557	3,029,162		
March 20, 2023: exercise of subscription rights	61,560	333	1,437	1,770	28.75	35.47
On December 31, 2023	65,897,071	293,937	2,736,994	3,030,931		
On December 31, 2024	65,897,071	293,937	2,736,994	3,030,931		

The Board of Directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the shareholders' resolution that granted the renewed authorization to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash.

When increasing the share capital within the limits of the authorized capital, the Board of Directors may, if in Galapagos NV's interest, restrict or cancel the shareholders' preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the group. Said authorization can be renewed.

The authorization consists of two parts:

- A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders' Meeting of April 30, 2024 (i.e. €71,288,987.72) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, which occurred on May 7, 2024. This general authorization will expire on May 6, 2029.
- A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening of the Shareholders' Meeting of April 25, 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of such renewal in the Annexes to the Belgian State Gazette, which occurred on May 31, 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all Independent Directors (within the meaning of article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code) approve. The Board of Directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV's shares. The specific authorization expired on May 30, 2022.

As of December 31, 2024, an amount of €63,817,777.72 still remained available under the general part of the authorized capital.

Other reserves

Other reserves at December 31, 2024 was negative for €3.2 million (€5.9 million at December 31, 2023) and was related to fair value adjustments on financial assets held at fair value through other comprehensive income for an amount of €2.5 million (nil at December 31, 2023), and to the re-measurement of the defined benefit obligation for a negative amount of €5.6 million (a negative amount of €5.9 million at December 31, 2023).

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24. Deferred Tax

Following table shows the movements in deferred tax assets and deferred tax liabilities:

	Deferred tax assets					Deferred tax liabilities		
(thousands of €)	Retirement benefit liabilities	Tax loss carryforward	Property, plant and equipment	Other	Total deferred tax assets	Intangible assets other than goodwill	Other	Total deferred tax liabilities
On January 1, 2023	**19**	**1,061**	**-**	**281**	**1,363**	**(20,148)**	**-**	**(20,148)**
Credited/charged (-) to profit or loss		(1,061)	298	692	(72)	(1,458)	(2,019)	(3,477)
Reclassifications to assets in disposal group classified as held for sale				(292)	(292)			-
Charged to other comprehensive income/loss (-)	132				132			-
Translation differences	8		(6)	(6)	(4)	18		18
On December 31, 2023	**159**	**-**	**292**	**675**	**1,126**	**(21,588)**	**(2,019)**	**(23,607)**
Credited/charged (-) to profit or loss	(82)		18	190	126	2,306	671	2,977
Charged to other comprehensive income/loss (-)	177				177			-
Translation differences	(1)		19	27	45	(30)		(30)
On December 31, 2024	**253**	**-**	**329**	**892**	**1,474**	**(19,312)**	**(1,348)**	**(20,660)**

The unrecognized deferred tax assets on December 31, 2024 amounted to €490.1 million as compared to €424.4 million on December 31, 2023; both included the unrecognized deferred tax asset related to innovation income reduction. The unrecognized deferred tax assets on December 31, 2023, excluding the unrecognized deferred tax asset related to innovation income reduction amounted to €326.8 million.

The total amount of tax attributes and deductible temporary differences at December 31, 2024 amounted to €1,984.9 million (at December 31, 2023: €1,722.2 million). This is composed of i) consolidated tax losses carried forward and deductible temporary differences at December 31, 2024 amounting to €1,418.5 million (at December 31, 2023: €1,312.2 million), and (ii) innovation income deduction, dividend received deduction and investment deduction carried forward at December 31, 2024 amounting to €566.4 million (at December 31, 2023: €410.0 million).

The available tax losses carried forward that can be offset against possible future taxable profits amounted to €862.0 million on December 31, 2024 (€798.7 million on December 31, 2023) and can be carried forward for an indefinite period except for an amount of €1.1 million in the United States with expiry date between 2028 and 2034. On December 31, 2024, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €822.4 million (2023: €757.9 million). In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on December 31, 2024, a carried forward tax deduction amounting to €534.4 million (2023: €390.3 million) that can also be offset against possible future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2023: €1 million) and dividend received deduction carried forward of €31.0 million (2023: €18.7 million) that can be offset against possible future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction and investment deduction carried forward.

With the exception of 2019, 2023 and 2024, we have a history of losses. We forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no net deferred tax asset was recognized as at December 31, 2024, except for our subsidiaries operating on a cost plus basis, for which a deferred tax asset was recognized for €1.5 million (2023: €1.1 million).

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FINANCIAL STATEMENTS

26. Trade and Other Liabilities and Other Non-Current Liabilities

	December 31	
(thousands of €)	2024	2023
Trade and other liabilities	97,780	134,653
Current financial instruments	5	-
Accrued charges	1,092	548
Total trade and other liabilities	**98,877**	**135,201**
Non-current contingent consideration related to milestones CellPoint	20,576	20,972
Other non-current liabilities	13,245	10,598
Total other non-current liabilities	**33,821**	**31,570**

The carrying value of trade and other liabilities approximates their fair value.

The contingent consideration arrangement relating to the acquisition of CellPoint requires us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount is due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at acquisition date of these milestones amounted to €20.2 million at acquisition date.

The fair value measurement is based on significant inputs that are not observable in the market, which are classified as Level 3 inputs. Key assumptions in the valuation at December 31, 2022 included a discount rate of 12.5%, an appropriate probability of success of reaching these milestones and expected timing of these milestones, in line with the timelines and probabilities used in our impairment test of the CAR-T business.

As per December 31, 2024 changes were made to the discount rate (13.75% at December 31, 2024 and 13.72% at December 31, 2023) and the expected timing of the milestones. The only impact that was recognized compared to the date of acquisition is the discounting effect. This is recognized on the line "other financial income". A change in probabilities of success of each milestone by 5 percentage points would result in a change of €2.9 million in the total contingent consideration liability on December 31, 2024. A change in the applied discount rate by 1 percentage point would result in a change of €0.6 million in the total contingent consideration liability on December 31, 2024. A delay of one year in expected timing of the milestones would result in a decrease of €2.5 million in the total contingent consideration liability on December 31, 2024.

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27. Deferred Income

The movement in the non-current and current deferred income is detailed in the table below.

(thousands of €)	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform[1]	Other deferred income	Total
On January 1, 2023	**456,352**	**1,529,405**	**3,474**	**1,989,230**
Of which current portion:	133,470	230,022	2,139	365,631
Reclassification to liabilities directly associated with assets in disposal group classified as held for sale			(60)	(60)
Significant financing component[2]	(645)			(645)
Revenue recognition of upfront	(361,412)	(230,242)		(591,654)
Revenue recognition of milestones	(68,027)			(68,027)
Other movements			(1,382)	(1,382)
On December 31, 2023	**26,268**	**1,299,163**	**2,032**	**1,327,463**
Of which current portion:	25,054	230,070	1,146	256,270
Significant financing component[2]	(227)			(227)
Revenue recognition of upfront	(21,952)	(230,182)		(252,134)
Revenue recognition of milestones	(4,089)			(4,089)
Other movements			339	339
On December 31, 2024	**-**	**1,068,981**	**2,371**	**1,071,352**
Of which current portion:	-	230,105	2,371	232,476

[1] The upfront received and the outstanding balance comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.
[2] With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

We refer to **note 2** for a detail of the allocation of the transaction price of our collaboration with Gilead and to **note 5** and **note 7** for a description of our revenue recognition.

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FINANCIAL STATEMENTS28. Details of the NovAlix TransactionWe completed the integrated drug discovery collaboration transaction with NovAliX on June 30, 2023, effective as from July 1, 2023. Under the terms of the agreement, our drug discovery and research activities conducted in Romainville, France, and our employees in Romainville, which were exclusively dedicated to the operation of these activities, were transferred to NovAliX who would assume all ongoing research and discovery activities in Romainville, and this for no consideration. In return, we were committed to utilizing the research capabilities and expertise of NovAliX through a five year-collaboration and within the context of the company’s R&D portfolio, resulting in a total purchase commitment of €73.8 million on June 30, 2023 (€41.6 million on December 31, 2024).The collaboration agreement and sale and purchase agreement were negotiated as a package with one single commercial objective and with an agreed consideration for the transaction as a whole.The impact of the transfer of activities and personnel (reference is made to the table below) was treated as an advance for future services to be obtained from NovAliX throughout the five years collaboration. This advance will gradually be released through profit or loss, in line with the purchase commitment towards NovAliX over the five year period of the collaboration between us and NovAliX. The part still to be released on December 31, 2024 has been presented in the statement of financial position as other current asset (€2.7 million) and other non-current asset (€2.9 million). December 31 (thousands of €) 2024Loss on sale of fixed assets 12,506Result of transfer of retirement benefit liability (3,022)Result of transfer of right-of-use asset 174Advance related to the NovAliX transaction 9,658 Furthermore we made an upfront payment to NovAliX of €8.3 million on closing of the transaction which is a prepayment for the future purchase commitment for the following five years. The remaining part has been presented in our statement of financial position on December 31, 2024 as other current asset (€2.2 million) and other non-current asset (€2.6 million).

FINANCIAL STATEMENTS29. Note to the Cash Flow Statement(thousands of €) 2024 2023Adjustment for non-cash transactions Depreciation and impairment on intangible assets and property, plant and equipment 45,499 43,642Share-based compensation expenses 19,886 56,718Increase/decrease (-) in retirement benefit obligations and provisions (524) 11Unrealized exchange losses/gains (-) and non-cash other financial result (23,858) 19,908Discounting effect of non-current deferred income (227) (645)Discounting effect of other non-current liabilities (395) (318)Discounting effect of contingent consideration receivable (4,002) -Fair value re-measurement of warrants (4) (18)Net change in fair value of current financial investments (49,984) (22,690)Fair value adjustment financial assets held at fair value through profit or loss—390Fair value adjustment contingent consideration receivable (931) -Impairment loss on trade receivables 9,643 -Other non-cash expenses (12) 2,292Total adjustment for non-cash transactions (4,909) 99,291 Adjustment for items to disclose separately under operating cash flow Interest expense 912 1,867Interest income (89,378) (79,319)Income taxes (1,705) 11,689Correction for cash used for other liabilities related to the disposal of subsidiaries 527 -Total adjustment for items to disclose separately under operating cash flow (89,644) (65,763) Adjustment for items to disclose under investing and financing cash flows Gain on sale of subsidiaries (52,488) -Gain (-)/loss on sale of fixed assets 8 (1,091)Investment income on financial investments (23,759) (15,597)Total adjustment for items to disclose separately under investing and financing cash flow (76,239) (16,688) Change in working capital other than deferred income Decrease/increase (-) in inventories 23,039 (24,076)Increase in receivables (31,055) (39,114)Increase/decrease (-) in liabilities (53,429) 31,817Total change in working capital other than deferred income (61,445) (31,373)

Galápagos
FINANCIAL STATEMENTS

30. Off-Balance Sheet Arrangements

Contractual obligations and commitments

On December 31, 2024, we had outstanding obligations for future purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Purchase commitments	272,240	189,662	70,323	10,962	1,293

On December 31, 2023, we had outstanding obligations for future purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Purchase commitments	408,521	237,495	143,532	25,768	1,727

Our purchase commitments at the end of the year 2024 included €160.9 million related to projects in development phase (2023: €239.6 million), €60.9 million for projects in discovery research phase (2023: €79.0 million), €46.0 million for shared services (2023: €45.9 million), €1.7 million for commercial and medical affairs (2023: €29.9 million), and €2.6 million related to Jyseleca® product supply chain (2023: €14.2 million).

At year end 2024 our purchase commitments towards NovAliX amounted to €41.6 million and were included in the €60.9 million related to discovery research. We refer to note 28 for more information about the transaction with NovAliX.

On January 31, 2024, we completed the transaction of the transfer of the Jyseleca® business to Alfasigma. In accordance with common practice, we gave customary representations and warranties which are capped and limited in time. We have an obligation towards Alfasigma to bear certain well-defined post completion costs incurred at their end that go beyond a predetermined level. No provision for such liability was made at December 31, 2024.

On May 30, 2024, we entered into a collaboration and Exclusive License agreement with Adaptimmune. Under the terms of this agreement, we have the obligation to pay potential R&D funding amounting to $15.0 million, option exercise fees of up to $100.0 million and potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2024 the commitment for potential milestones amounts to $465.0 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes tiered royalty payments based on net sales.

On September 23, 2022, we entered into a license agreement with another pharmaceutical company to support our cell therapy programs in oncology. Under the terms of this agreement we have the obligation to pay potential milestones, which are dependent on successful completion of certain development and commercial milestones, as detailed in the agreement. At December 31, 2024, this commitment amounts to €243.5 million on an undiscounted and non-risk adjusted basis. This amount represents the maximum amount that would be paid if all milestones would be achieved but excludes variable royalty payments based on unit sales.

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31. Share-Based Payments

Subscription right plans

Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved by the Board of Directors for the benefit of our employees, members of the Board of Directors and Executive Committee, and independent consultants.

The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. Effective January 1, 2020, we no longer grant subscription rights to members of the Board of Directors (Non-Executive Directors), taking into account the stricter rules of the Belgian Companies Code and 2020 Corporate Governance Code.

Within the framework of the authorized capital and for the benefit of the Executive Committee members and employees of the Galapagos group, the Board of Directors issued "Subscription Right Plan 2024 BE", "Subscription Right Plan 2024 RMV" and "Subscription Right Plan 2024 ROW", for a total of 1,340,000 subscription rights (after acceptance by the beneficiaries) on May 16, 2024, and for a total of 41,000 subscription rights (after acceptance by the beneficiaries) on October 1, 2024.

Following table shows when a subscription right becomes exercisable, per issued subscription right plan:

	Cliff vesting	Graded vesting		
Subscription right exercisable as from		First tranche of 25%	Second tranche of 25%	Third tranche of 50%
Subscription right plans before 2021	First day after end of third calendar year following the grant	-	-	-
Subscription right plan 2021BE	First day after end of third calendar year following the grant	-	-	-
Subscription right plan 2021RMV and ROW	-	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (A)	-	January 1, 2023	January 1, 2024	January 1, 2025
Subscription right plan 2022 (B)	January 1, 2026	-	-	-
Subscription right plan 2022BE	January 1, 2026	-	-	-
Subscription right plan 2022RMV and ROW	-	January 1, 2024	January 1, 2025	January 1, 2026
Subscription right plan 2023BE	January 1, 2027	-	-	-
Subscription right plan 2023RMV and ROW	-	January 1, 2025	January 1, 2026	January 1, 2027
Subscription right plan 2024BE	January 1, 2028	-	-	-
Subscription right plan 2024RMV and ROW	-	January 1, 2026	January 1, 2027	January 1, 2028

In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately (to the extent they had not all vested yet) and will become immediately exercisable in accordance with the relevant subscription right plan rules.

The table below sets forth a summary of subscription rights outstanding and exercisable on December 31, 2024, per subscription right plan:

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Subscription right plan	Allocation date	Expiry date	Exercise price (€)	Outstanding at January 1, 2024	Granted and accepted during the year	Exercised during the year	Forfeited during the year	Expired during the year	Outstanding at December 31, 2024	Exercisable at December 31, 2024
2016	06/01/2016	05/31/2024	46.10	325,500				(325.500)	-	-
2016 RMV	06/01/2016	05/31/2024	46.10	69,000				(69,000)	-	-
2016 (B)	01/20/2017	01/19/2025	62.50	10,000					10,000	10,000
2017	05/17/2017	05/16/2025	80.57	585,000					585,000	585,000
2017 RMV	05/17/2017	05/16/2025	80.57	122,500			(17,500)		105,000	105,000
2018	04/19/2018	04/18/2026	79.88	964,995			(35,000)		929,995	929,995
2018 RMV	04/19/2018	04/18/2026	79.88	132,500			(15,000)		117,500	117,500
2019	04/10/2019	04/09/2027	95.11	1,208,240			(63,250)		1,144,990	1,144,990
2019 RMV	04/10/2019	04/09/2027	95.11	177,250			(23,750)		153,500	153,500
2020	04/17/2020	04/16/2028	168.42	1,369,617			(53,925)		1,315,692	1,315,692
2020 RMV	04/17/2020	04/16/2028	168.42	193,300			(14,125)		179,175	179,175
2021BE	04/30/2021	04/29/2029	64.76	1,032,606			(17,573)		1,015,033	
2021RMV	04/30/2021	04/29/2029	64.76	226,296			(7,371)		218,925	109,258
2021ROW	04/30/2021	04/29/2029	64.76	667,496			(76,046)		591,450	295,498
2022 (A)	01/13/2022	01/12/2030	46.18	30,000					30,000	15,000
2022 (B)	01/26/2022	01/25/2030	50.00	1,000,000					1,000,000	
2022BE	05/06/2022	05/05/2030	57.46	817,828			(13,596)		804,232	
2022BE	08/05/2022	05/05/2030	51.58	78,000					78,000	
2022RMV	05/06/2022	05/05/2030	57.46	203,464			(4,395)		199,069	49,672
2022ROW	05/06/2022	05/05/2030	57.46	705,500			(74,400)		631,100	157,661
2022ROW	08/05/2022	08/04/2030	51.58	60,000					60,000	15,000
2023BE	05/05/2023	05/04/2031	35.11	609,028			(15,778)		593,250	
2023RMV	05/05/2023	05/04/2031	35.11	102,500			(2,500)		100,000	
2023ROW	05/05/2023	05/04/2031	35.11	561,900			(65,000)		496,900	
2023BE	06/15/2023	06/14/2031	38.58	200,000					200,000	
2023ROW	11/17/2023	05/04/2031	32.99	20,000					20,000	
2024BE	05/16/2024	05/15/2032	26.90	-	679,000		(11,202)		667,798	
2024RMV	05/16/2024	05/15/2032	26.90	-	21,500				21,500	
2024ROW	05/16/2024	05/15/2032	26.90	-	639,500		(37,500)		602,000	
2024BE	10/01/2024	09/30/2032	25.88	-	3,500				3,500	
2024ROW	10/01/2024	09/30/2032	25.88	-	37,500				37,500	
Total				**11,472,520**	**1,381,000**	**-**	**(547,911)**	**(394,500)**	**11,911,109**	**5,182,941**

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FINANCIAL STATEMENTS

	Subscription rights	Weighted average exercise price (€)
Outstanding on December 31, 2022	**10,816,856**	**83.12**
Exercisable on December 31, 2022	2,574,218	70.26
Granted and accepted during the year	1,538,400	35.53
Forfeited during the year	(544,676)	80.31
Exercised during the year	(61,560)	28.75
Expired during the year	(276,500)	49.00
Outstanding on December 31, 2023	**11,472,520**	**77.93**
Exercisable on December 31, 2023	5,836,538	101.93
Granted and accepted during the year	1,381,000	26.87
Forfeited during the year	(547,911)	72.66
Exercised during the year	-	-
Expired during the year	(394,500)	46.10
Outstanding on December 31, 2024	**11,911,109**	**73.19**
Exercisable on December 31, 2024	5,182,941	107.03

The table below sets forth the inputs into the valuation of the subscription rights.

	2024 BE/ROW	2024BE	2024 RMV/ROW	2023BE	2023 RMV/ROW
	October 1, 2024	May 16, 2024	May 16, 2024	May 5, 2023 & June 15, 2023	May 5, 2023 & November 17, 2023
Weighted average exercise price (€)	25.88	26.90	26.90	35.97	35.05
Weighted average share price at acceptance date (€)	26.00	23.80	23.80	38.53	38.63
Weighted average fair value on the acceptance date (€)	10.57	9.78	9.11	16.61	15.96
Weighted average historical (2024)/estimated (2023) volatility (%)	41.73	42.19	42.19	36.89	36.67
Weighted average expected life of the subscription right (years)	5.28	6.22	5.44	6.14	5.38
Weighted average risk free rate (%)	2.17	2.56	2.58	2.77	2.74
Expected dividends	None	None	None	None	None

The exercise price of the subscription rights is determined pursuant to the applicable provisions of the Belgian Law of March 26, 1999.

The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the weighted average expected life of the subscription rights. For the plans issued in 2024 we used the historical volatility.

The weighted average expected life of the subscription right is calculated as the estimated duration until exercise, taking into account the specific features of the plans. For the plans issued in 2024 we assumed an exercise at mid-point.

Our share-based compensation expense in 2024 in relation to subscription right plans amounted to €19,886 thousand (2023: €56,718 thousand), of which €17,685 thousand (2023: €36,628 thousand) from continuing operations and €2,201 thousand (2023: €20,090 thousand) from discontinued operations.

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Galápagos
FINANCIAL STATEMENTS

The following table provides an overview of the outstanding subscription rights per category of subscription right holders on December 31, 2024 and December 31, 2023:

	December 31	
Category	2024	2023
Members of the Board of Directors	7,500	7,500
Executive Committee members	1,616,500	1,670,500
Personnel	10,287,109	9,794,520
Total subscription rights outstanding	**11,911,109**	**11,472,520**

The outstanding subscription rights at the end of the accounting period have a weighted average exercise price of €73.19 (2023: €77.93) and a weighted average remaining life of 1,560 days (2023: 1728 days).

Restricted stock units (RSUs)

Each RSU represents the right to receive, at our discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following RSU programs:

Plan 2020.I, Plan 2021.I, Plan 2022.I, Plan 2023.I and Plan 2024.I: these plans are intended to provide a long-term incentive to certain of our employees and Executive Committee members;

Plan 2020.II, Plan 2021.II, Plan 2021.IV, Plan 2022.II, Plan 2023.II and Plan 2024.II: these plans are designed with the aim to retain a specific group of our key employees and Executive Committee members whose retention is considered so important for our future performance that an additional incentive is desirable. The beneficiaries are nominated by the Remuneration committee and the Board of Directors approves this list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;

Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to us in the framework of the transfer of European commercialization rights, for the long-term incentive plans within Gilead under which unvested RSU awards lapse upon transfer out of the Gilead group. These employees received a one-time RSU grant from us.

The main characteristics of all these plans are as follows:

- the RSUs are offered for no consideration;
- generally four-year vesting period, with 25% vesting each year, except for some plans or some beneficiaries for which the RSUs will all vest at the same time three years after the offer date (bullet vesting); vest 50% after two years and 50% after three years or vest over three years with 34% vesting the first year and 33% in each of the remaining two years;
- payout will be in cash or shares, at our discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares;
- any unvested RSUs are forfeited upon termination of service before the vesting date.

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Galápagos
FINANCIAL STATEMENTS

The table below sets forth a summary of RSUs outstanding at December 31, 2024, per RSU plan:

RSU plan	Offer date	Outstanding at January 1, 2024	Granted during the year	Forfeited during the year	Paid in cash during the year	Outstanding at December 31, 2024
Plan 2020.I	05/06/2020	5,191		(2,490)	(2,701)	-
Plan 2020.II	05/07/2020	2,761		(239)	(2,522)	-
Plan 2021.I.	05/05/2021	42,829		(22,968)	(11,413)	8,448
Plan 2021.II.	05/06/2021	9,478		(4,739)	(2,708)	2,031
Plan 2021.III.	06/03/2021-08/06/2021	5,416		(5,416)		-
Plan 2021.IV.	09/24/2021	15,430		(7,715)	(7,715)	-
Plan 2022.I.	05/03/2022	103,308		(64,066)	(15,410)	23,832
Plan 2022.II.	05/05/2022 - 08/05/2022	106,128		(22,832)	(28,528)	54,768
Plan 2022.III.	06/07/2022	5,530		(5,530)		-
Plan 2023.I.	05/08/2023	366,582		(191,532)	(45,087)	129,963
Plan 2023.II.	05/09/2023 - 06/15/2023 - 11/17/2023	512,800		(108,471)	(116,704)	287,625
Plan 2024.I.	05/16/2024	-	588,216	(21,760)		566,456
Plan 2024.II.	05/16/2024 - 09/17/2024	-	251,872	(18,724)		233,148
Total		**1,175,453**	**840,088**	**(476,482)**	**(232,788)**	**1,306,271**

(in number of RSUs)	2024	2023
Outstanding on January 1	**1,175,453**	**736,095**
Granted during the year	840,088	920,510
Forfeited during the year	(476,482)	(270,474)
Paid in cash during the year	(232,788)	(210,678)
Outstanding on December 31	**1,306,271**	**1,175,453**

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period. The total liability relating to outstanding RSUs on December 31, 2024 amounted to €16.7 million (2023: €13.8 million).

The following table provides an overview of the outstanding RSUs per category of RSU holders on December 31, 2024 and December 31, 2023.

	December 31	
Category (in number of RSUs)	**2024**	**2023**
Executive Committee members	564,034	438,738
Personnel	742,237	736,715
Total outstanding RSUs	**1,306,271**	**1,175,453**

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Galápagos
FINANCIAL STATEMENTS

32. Related Parties

Relationship and transactions with entities with control of, or significant influence over, Galapagos

Gilead

Gilead exercises significant influence over us as from the equity subscription on August 23, 2019. As a result of the equity subscription we received a transparency notification from Gilead on August 28, 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos.

By exercising Warrant A on November 6, 2019, Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at December 31, 2019. Gilead's ownership then diluted to 25.35% at December 31, 2023 and at December 31, 2024, due to one capital increase resulting from the exercise of subscription rights under employee subscription right plans in the course of 2023.

The presumption of significant influence is also confirmed by Gilead's right, for as long as it holds more than 20% of Galapagos' share capital, to appoint two investor Board designees to Galapagos' Board of Directors, out of a total of nine.

The following table details our relation with Gilead:

	December 31	
(thousands of €)	2024	2023
Trade and other receivables[1]	2,268	5,198
Trade and other payables	-	585

	Year ended December 31	
(thousands of €)	2024	2023
Revenues recognized related to the performance obligation for the drug discovery platform	230,182	230,242
Revenues recognized related to the filgotinib performance obligation[2]	26,041	429,439
Royalty income related to the commercialization of filgotinib	10,604	9,466
Cost reimbursements related to the development of GLPG1690[3]	128	299
Cross charges from and to Gilead relating to filgotinib[4]	-	3,643

[1] Consisting on December 31, 2024, mainly of a royalties receivable of €2.2 million. Consisting on December 31, 2023, of filgotinib development cost sharing receivables of €2.5 million and royalties receivables of €2.4 million
[2] Upfront and milestone payments recognized in accordance with the percentage of completion of the underlying obligation
[3] Shown as decrease of research and development expenditure
[4] Net amount shown as an (increase)/decrease of research and development expenditure

As at December 31, 2023, we had two outstanding performance obligations under IFRS 15 towards Gilead, which were the performance obligation related to our drug discovery platform and the termination of our performance obligation relating to filgotinib before its transfer to Alfasigma on January 31, 2024 following the closing of the transaction for the transfer of the Jyseleca® business. The remaining deferred income for the performance obligation relating to filgotinib, amounting to €26.3 million at December 31, 2023, was recognized in revenue in 2024. The outstanding deferred income balance at December 31, 2024 for the drug discovery platform amounted to €1.1 billion.

A detailed explanation of our transactions with Gilead in 2024 and 2023 can be found in the section titled Agreements with major Galapagos NV shareholders.

There are no other shareholders or other entities who, solely or jointly, control us or exercise significant influence over us.

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Galápagos
FINANCIAL STATEMENTS

Relationship and transactions with subsidiaries

Please see note 33 for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

Relationship and transactions with key management personnel

Our key management personnel consists of the members of the Executive Committee and members of the Board of Directors. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

Remuneration of key management personnel

On December 31, 2024, our Executive Committee had four members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Mr. Thad Huston, Ms. Valeria Cnossen and Ms. Annelies Missotten. They provide their services to us on a full-time basis.

On December 31, 2024, our Board of Directors consisted of nine members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Mr. Peter Guenter, Mr. Andrew Dickinson, Dr. Linda Higgins, Dr. Elisabeth Svanberg, Mr. Jérôme Contamine, Dr. Susanne Schaffert, Mr. Simon Sturge and Mr. Nodelman.

During its meeting of March 26, 2024, the Board of Directors appointed Mr. Andrew Dickinson by cooptation as a Non-Executive Independent Director effective March 27, 2024, replacing Mr. Daniel O'Day who stepped down on March 26, 2024. Mr. Andrew Dickinson's appointment has been confirmed by the shareholders at the Company's Annual Shareholders' Meeting of April 30, 2024.

During its meeting of October 6, 2024, the Board of Directors appointed Mr. Oleg Nodelman by cooptation as a Non-Executive Independent Director effective October 7, 2024, replacing Dr. Dan Baker who stepped down on October 6, 2024.

Mr. Oleg Nodelman's appointment will be submitted to the confirmation of the Company's Annual Shareholders' Meeting which will be held on April 29, 2025.

Effective from January 1, 2020, we no longer grant any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code and 2020 Corporate Governance Code. Prior to 2020, Board members were granted subscription rights.

Effective from April 26, 2022, our CEO, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, has been appointed as the Chair of the Board of Directors of Galapagos. The CEO will only be remunerated for the performance of its executive functions as CEO and is not entitled to any additional remuneration for its mandates of Chair of the Board of Directors or of any Committee.

Reference is made to the **Remuneration Report**, which discloses pursuant to the Belgian Companies Code the remuneration awarded to each member of the Board of Directors and Executive Committee during 2024.

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Galápagos
FINANCIAL STATEMENTS

The remuneration package of the members of key management personnel comprises:

	Year ended December 31	
Thousands of € (except for the number of subscription rights and RSUs)	2024	2023
Remuneration of key management personnel:		
Short-term benefits to Executive Committee members as a group[1]	3,279	3,902
Board fees for members of the Board of Directors	859	749
Post-employment benefits[2]	186	209
Severance package[3]	-	3,150
Subscription rights granted in the year		
Number of subscription rights granted in the year to Executive Committee members as a group	185,000	325,000
Total cost of subscription rights granted in the year under IFRS 2	1,765	5,163
Number of RSUs granted in the year		
Total number of RSUs granted in the year to Executive Committee members as a group[1][4]	299,516	331,066

[1] Mr. Bart Filius was a member of the Executive Committee until June 30, 2023 and Mr. Michele Manto was a member of the Executive Committee until December 31, 2023. Their (prorated) remuneration and benefits are included in the overview for the financial year 2023. Ms. Valeria Cnossen and Ms. Annelies Missotten were members of the Executive Committee as of January 1, 2023. Mr. Thad Huston was a member of the Executive Committee as of July 1, 2023. Their (prorated) remuneration and benefits are included in the overview for the financial year 2023.

[2] Only Executive Committee members receive post-employment benefits.

[3] For 2023, we disclose Mr. Filius' termination package. The reported amount for 2023 consists of an amount paid to Mr. Filius in accordance with the severance package awarded to him as well as an amount paid in 2023 in accordance with the severance package awarded to Mr. Van de Stolpe, our former CEO, in 2021.

[4] This is the sum of the RSUs awarded during the respective financial year, excluding the RSUs representing the deferred portion of the bonus for 2023 in FY2023 (each time to be granted in the following financial year). Only Executive Committee members were awarded RSUs.

Other

No loans, quasi-loans or other guarantees were given by us or any of our subsidiaries to members of the Board of Directors and of the Executive Committee. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise or termination of their mandates as members of the Executive Committee and the Board of Directors.

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Galápagos
FINANCIAL STATEMENTS

33. Consolidated Companies as of December 31, 2024

Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2024 vs 2023)
Continuing operations			
GLPG US Inc. (formerly AboundBio Inc.)	United States	100%	
Galapagos B.V. (merged with CellPoint B.V.)	The Netherlands	100%	
Galapagos GmbH	Switzerland	100%	
GLPG US Holding Inc. (formerly Galapagos Inc.)	United States	100%	
Galapagos NV	Belgium	Parent company	
Galapagos Real Estate Belgium BV	Belgium	100%	
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%	
Galapagos U.K. Limited	United Kingdom	100%	100%
Galapagos SASU	France	100%	
Xenometrix, Inc. in liquidation	United States	100%	
Galapagos Holding PTE. LTD.	Singapore	100%	100%
Discontinued operations			
Galapagos Biopharma Belgium BV	Belgium	0%	(100%)
Galapagos Biopharma Netherlands B.V.	The Netherlands	0%	(100%)
Galapagos Biopharma Spain S.L.U.	Spain	0%	(100%)
Galapagos Biopharma Italy S.r.l.	Italy	0%	(100%)
Galapagos Biopharma Germany GmbH	Germany	0%	(100%)
Galapagos Biopharma Sweden AB	Sweden	0%	(100%)
Galapagos Biopharma Norway AS	Norway	0%	(100%)
Galapagos Biopharma Finland Oy	Finland	0%	(100%)
Galapagos Biopharma Denmark ApS	Denmark	0%	(100%)
Galapagos Biopharma Austria GmbH	Austria	0%	(100%)
Galapagos Biopharma Ireland Ltd	Ireland	0%	(100%)
Galapagos Biotech Ltd	United Kingdom	0%	(100%)

There are no significant restrictions on the group's ability to access or use assets, or settle liabilities, of one of the group's subsidiaries.

In December 2024, we signed a share purchase agreement regarding the shares of Galapagos Real Estate Belgium BV. We expect closing of the transaction by March 31, 2025.

On January 7, 2025, we incorporated Galapagos (Shanghai) Bioscience Co., Ltd., in the People's Republic of China, and on February 14, 2025 we incorporated XYZ SpinCo NV.

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Galápagos
FINANCIAL STATEMENTS

34. Financial Risk Management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and financial investments balance. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities (the below table does not contain the financial assets and liabilities included in the disposal group held for sale – reference is made to **note 5** for more information):

	December 31		
(thousands of €)	2024	2023	Notes
Financial assets held at fair value through other comprehensive income			
Equity instruments	52,941	-	16
Financial assets held at fair value through profit or loss			
Equity instruments	-	13,575	16
Contingent consideration receivable	47,207	-	5
Financial investments	1,484,599	1,316,805	21
Financial assets at amortized cost			
Financial investments	1,768,917	2,200,893	21
Escrow account	41,163	-	5
Cash and cash equivalents	64,239	166,803	22
Restricted cash (current and non-current)	1,985	5,533	17
Other non-current assets	1,266	318	17
Trade receivables	32,471	17,494	20
Total financial assets	**3,494,788**	**3,721,421**	
Financial liabilities held at fair value through profit or loss			
Current financial instruments	5	-	26
Non-current contingent consideration related to milestones CellPoint	20,576	20,972	26
Financial liabilities at amortized cost			
Trade liabilities	64,230	87,966	26
Lease liabilities	11,722	9,596	25
Total financial liabilities	**96,533**	**118,534**	

The carrying amounts of trade payables and trade receivables are considered to be the same as their fair values, due to their short-term nature.

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Galápagos
FINANCIAL STATEMENTS

Financial assets held at fair value through other comprehensive income

Financial assets held at fair value through other comprehensive income consisted of equity instruments of non-listed companies.

We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities.

The fair value of the equity instruments in the non-listed companies has been determined mainly by reference to the initial transaction price (classified as level 3 in the fair value hierarchy).

Financial assets held at fair value through profit or loss

Financial assets held at fair value through profit or loss consisted of current financial investments and contingent consideration receivable.

Current financial investments include money market funds in EUR and USD, which all classify for level 1 fair value measurement.

Liquidity risk

Financial investments and cash and cash equivalents amounted to €3,317.8 million on December 31, 2024. Management forecasts our liquidity requirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized.

All our cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty in normal market circumstances.

Credit risk

The term “credit risk” refers to the risk that counterparty will default on its contractual obligations resulting in financial loss for us.

We grant credit to our clients in the framework of our normal business activities. Usually, we require no pledge or other collateral to cover the amounts due. All our receivables are considered collectable, except for two invoices for a total amount of €9.6 million, for which we recorded a provision for expected credit losses.

We did not account for a provision for expected credit losses relating to all our other trade and other receivables given that there is no history of material credit losses, nor does forward looking information reveals any potential risk and due to the high-quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	December 31	
(thousands of €)	2024	2023
60 – 90 days	552	3
90 – 120 days	24	3
more than 120 days	19	117

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted at the beginning of the term. Our financial investments are also kept within different financial institutions and include term deposits, money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

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Galápagos
FINANCIAL STATEMENTS

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and financial investments.

Changes in interest rates may cause variations in interest income and expenses resulting from short-term interest-bearing assets.

Effect of interest rate fluctuation

A 100 basis points increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €33.2 million (2023: €36.8 million); a 100 basis points decrease in interest rates would have decreased profit or loss, and equity, by approximately €33.2 million (2023: €36.8 million). These scenarios assume our entire cash portfolio would immediately reprice at the new interest rates.

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our main collaboration partner Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss francs, and GB pounds.

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreement signed with Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	December 31	
Net book value (thousands of €)	**2024**	**2023**
Increase in Euros – U.S. Dollars	(70,387)	(78,013)
Increase in Euros – GB Pounds	31	666
Increase in Euros – CH Francs	280	385

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and financial investments held in U.S. dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

We manage our capital structure and make the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current research and development activities.

The adequacy of the capital structure will depend on many factors, including scientific progress in the research and development programs, the magnitude of those programs, the commitments to existing and new clinical CROs, the ability to establish new alliance or collaboration agreements, the capital expenditures, the new commercial activities, market developments and any future acquisition.

Neither we nor any of our subsidiaries are subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

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Galapagos NV Annual Report 2024

FINANCIAL STATEMENTS35. Statutory Auditor’s RemunerationThe statutory auditor’s fees for carrying out its mandate at group level amounted to €1,063.9 thousand in 2024 which includes audit services for an amount of €203.3 thousand related to the Alfasigma transaction and the Adaptimmune contract (2023: €1,124.0 thousand). Audit-related fees, which generally the auditor provides, amounted to €17.2 thousand in 2024 (2023: €20.2 thousand). Other fees related to non-audit services executed by the statutory auditor amounted to €88.9 thousand in 2024 (2023: €6.6 thousand) and related to ESG reporting. Other fees related to non-audit services executed by persons related to the statutory auditor amounted to nil in 2024 (2023: nil). Tax fees amounted to €49.5 thousand in 2024 (2023: €68 thousand) and related to tax assistance relating to personal payroll taxes related to prior year filings. The Audit Committee and the Board of Directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the Audit Committee in accordance with article 3:64 of the Belgian Code of Companies and Associations.36. Events after Balance Sheet DateOn January 8, 2025, we announced that we entered into a separation agreement with Gilead pursuant to which we intend to spin-off a portion of our current cash balance as well as our rights and obligations under certain agreements with Gilead into a newly incorporated entity, SpinCo (to be named later) (the “Separation”). The Separation will be conducted in accordance with the relevant provisions of the Belgian Companies and Associations Code. Completion of the Separation is contingent upon the approval of the partial demerger by an Extraordinary Shareholders’ Meeting of Galapagos, as well as certain other customary conditions. The Separation is expected to occur by mid-2025. This was assessed to be a non-adjusting subsequent event for the consolidated financial statements of the year ended December 31, 2024.SpinCo will be a newly formed company with approximately €2.45 billion in current Galapagos cash.SpinCo intends to apply for listing on Euronext Brussels, Euronext Amsterdam and Nasdaq, with all our shareholders receiving SpinCo shares on a pro rata basis, proportional to their ownership of Galapagos shares as of a record date to be established.As of the separation, the global Option, License and Collaboration Agreement with Gilead (OLCA) will be assumed by SpinCo.Galapagos will have approximately €500 million in cash at the expected time of the spin-off of SpinCo. To advance our goal of becoming a global leader in cell therapy in oncology and as part of our focused strategy and optimized capital allocation, we also announced our plans to discontinue our small molecule discovery programs and seek potential partners to take over our small molecules’ assets.On January 8, 2025, we agreed with Gilead in the framework of this intended separation, that we will assign the option, license and collaboration agreement to the newly formed SpinCo as of the effective date of the separation. As of the separation, we will be released from the collaboration and will have full global development and commercialization rights to our pipeline, which will no longer be subject to Gilead’s opt-in rights under the OLCA, subject to payment of single digit royalties to Gilead on net sales of certain products. The applicable royalty rates will be subject to customary step-downs and adjustments. The royalty term will continue until the later of the expiration of the last Galapagos patent covering the product, the expiration of regulatory exclusivity, or twenty years after the separation date. In the framework of this intended separation, Gilead has furthermore agreed to waive its rights under the option, license and collaboration agreement with respect to all of our and our affiliates’ small molecule research and development activities and programs. This waiver allows us to wind down, license, divest, partner, or take other similar actions in respect of the small molecule programs without Gilead’s consent or veto. Gilead will not receive any royalties, proceeds, payments, or other consideration arising from these actions.Upon completion of the separation, we intend to release through revenue a significant part of the remaining deferred income balance allocated to the Gilead exclusive access rights to our drug discovery platform, as we will be released from our performance obligation under the Option, License and Collaboration Agreement (OLCA). We intend to re-qualify a portion of deferred income balance as a financial liability resulting from the Separation measured at fair value under IFRS 9

Galápagos
FINANCIAL STATEMENTS

for the future royalties payables to Gilead. This financial liability will subsequently be measured at fair value through profit or loss at each reporting period.

We concluded that no accounting liability resulting from the OLCA will be transferred from Galapagos to SpinCo at the time of the completion of the Separation.

We intend to reorganize our business to focus on long-term value creation in cell therapy in oncology. This is anticipated to lead to a reduction of approximately 300 positions across the organization in Europe, representing 40% of our employees. This reorganization would result in meaningful reductions in staff in Belgium and the closure of the site in France. We would continue to operate from our main hubs in Princeton and Pittsburgh in the United States, and from Leiden, Netherlands, and Mechelen, Belgium. At the time of this annual report, the estimated restructuring costs for the restructured staff amount to €57 million.

Further quantitative impacts resulting from the transaction, including the total transaction costs, will be disclosed in future reporting periods when those impacts will be known.

We will provide transitional services to SpinCo on a cost-plus basis during a reasonable period after the separation to facilitate SpinCo's operations and allow it to operate on a stand-alone basis as soon as reasonably possible.

On March 25, 2025, our consolidated financial statements were approved by the Board of Directors and authorized for publication. They were signed on behalf of the Board of Directors by:

(signed)

Stoffels IMC BV
permanently represented by Dr. Paul Stoffels
Chairman of the Board of Directors

Jérôme Contamine
Chairman of the Audit Committee and member of the Board of Directors

25 March 2025

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Galápagos
FINANCIAL STATEMENTS

Overview Statutory Results of Galapagos NV

This overview only concerns an abbreviated version of the non-consolidated statutory results of Galapagos NV. These results are part of the consolidated results as discussed in the **Letter from the CEO and Chairman**. The complete version of the statutory accounts of Galapagos NV will be filed with the National Bank of Belgium. The statutory auditor's report contains an unqualified opinion on the statutory accounts of Galapagos NV.

Income statement

	Year ended December 31	
(thousands of €)	2024	2023
Turnover	303,425	628,899
Inventory semi-finished and finished goods: increase (decrease)	(12,598)	6,808
Internally generated intangible assets	265,376	352,580
Other operating income	39,918	16,103
Non-recurring operating income	-	547
Operating income	**596,121**	**1,004,937**
Raw materials, consumables and goods for resale	(46,408)	(28,718)
Services and other goods	(334,588)	(397,124)
Remuneration, social security costs and pensions	(57,873)	(73,556)
Depreciation, impairment and other amounts written off on constitution costs, intangible and tangible assets	(283,475)	(360,512)
Impairment on inventories, on orders in progress and trade receivables	(10,600)	-
Increase in provisions	(3,568)	(4,220)
Other operating charges	(27,141)	(70,785)
Non-recurring operating costs	(40,212)	(1,037)
Operating profit/loss (-)	**(207,744)**	**68,985**
Finance income	201,081	213,501
Non-recurring finance income	55,972	-
Finance cost	(18,647)	(27,417)
Non-recurring finance cost	-	(10,069)
Profit before tax	**30,662**	**245,000**
Taxes	17,120	26,292
Profit for the year	**47,782**	**271,292**
Loss brought forward	(235,924)	(507,217)
Accumulated losses to be carried forward	**(188,142)**	**(235,924)**

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Galápagos
FINANCIAL STATEMENTS

Balance sheet

(thousands of €)	December 31 2024	2023
Assets		
Non-current assets	**545,301**	**464,865**
Intangible fixed assets	109,134	58,349
Tangible fixed assets	16,519	16,025
Financial fixed assets	297,493	268,400
Non-current trade and other receivables	122,155	122,091
Current assets	**3,498,843**	**3,836,396**
Inventories	51,192	73,978
Trade and other receivables	108,323	91,066
Deferred costs	25,314	10,889
Accrued income	7,934	14,651
Cash and cash equivalents	3,306,080	3,645,812
Total assets	**4,044,144**	**4,301,261**
Equity and liabilities		
Equity	**2,829,485**	**2,781,703**
Share capital and reserves	356,445	356,445
Share premium account	2,661,182	2,661,182
Accumulated losses	(188,142)	(235,924)
Liabilities	**1,214,659**	**1,519,558**
Non-current liabilities	**17,539**	**13,972**
Provisions	17,539	13,972
Current liabilities	**1,197,120**	**1,505,586**
Trade and other payables	126,717	178,117
Tax, payroll and social security liabilities	11,989	23,758
Accrued costs	-	538
Deferred income	1,058,414	1,303,173
Total equity and liabilities	**4,044,144**	**4,301,261**

Galapagos NV's operating income decreased by €408.8 million in 2024, from €1,004.9 million in 2023 to €596.1 million in 2024. This decrease was due to a lower turnover, of €325.5 million, mainly recognition of upfront payments. The sale of the Jyseleca® business to Alfasigma on January 31, 2024 led to the full recognition in revenue in 2024 of the remaining deferred income related to filgotinib.

There was also a decrease due to internally generated intangible assets – being capitalized R&D expenses – which contributed by €87.2 million less to our operating income than previous year. Other operating income increased with €23.8 million and amounted to €39.9 million for the year ended December 31, 2024, including €24.7 million cross-charges to

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FINANCIAL STATEMENTSAlfasigma, €2.0 million of grants recognized for R&D projects, €5.2 million recuperation of withholding taxes for scientists and €5.9 million services rendered to Alfasigma during the transition period.The operating costs of 2024 amounted to €803.9 million compared to €935.9 million in 2023.Material purchases increased from €28.7 million in 2023 to €46.4 million in 2024, due to an increase in cost of goods sold.Services and other goods decreased to €334.6 million compared to €397.1 million in 2023, primarily due to decreased external subcontracting for our preclinical studies and clinical trials.Personnel costs in 2024 decreased to €57.9 million compared to €73.6 million in 2023. The number of employees at Galapagos NV at the end of 2024 amounted to 278 as compared to 367 at the end of 2023, excluding insourced personnel. The average number of FTE in 2024 decreased to 292, compared to 369 in 2023.Depreciation decreased to €294.1 million in 2024, compared to €360.5 million in 2023, and related primarily to amortization of capitalized R&D expenses. Galapagos NV capitalizes its incurred R&D expenses and fully amortizes them in the same year.Other operating charges decreased from €70.8 million in 2023 to €27.1 million in 2024 caused by a reduction in transfer pricing management fees.Non-recurring operating costs increased from €1.0 million in 2023 to €40.2 million in 2024 caused by the contribution for R&D costs of €40.0 million due to Alfasigma.Galapagos NV’s 2024 financial income decreased to €201.1 million compared to €213.5 million in 2023, financial costs decreased to €18.6 million compared to €27.4 million in 2023. Non-recurring finance income in 2024 consisted of the more-value on the sale of the Jyseleca® business to Alfasigma. Non-recurring finance cost in 2023 consisted of impairment on financial assets. The net exchange loss amounted to €29.3 million in 2023 as compared to a net exchange gain of €44.7 million in 2024 and consisted mainly of non-realized currency exchange results on U.S. dollar. The net interest income in 2024 amounted to €117.2 million as compared to a net interest income of €97.9 million in 2023. Financial income also included dividend income of €12.3 million in 2024 and €109.5 million in 2023.Tax income recorded in 2024 of €17.1 million as compared to €26.3 million tax income in 2023, related to tax incentives for investments in intangible fixed assets.Investments in fixed assets in 2024 amounted to €73.7 million, excluding the internally generated assets. They consisted mainly of investments in intangible assets, being an upfront exclusivity payment and softw are, as well of costs for building improvements, new laboratory and IT equipment.Non-current and current other receivables amounted to respectively €122.2 million and €64.1 million and included the receivable for tax incentives amounting to respectively €118.7 million and €18.1 million in 2024, compared to other receivables for tax incentives of €117.4 million and €13.8 million in 2023.Galapagos NV’s cash position at the end of 2024 amounted to €3,306.1 million.The non-consolidated annual accounts of Galapagos NV which we submit for your approval were prepared in accordance with Belgian accounting rules as well as with the legal and regulatory requirements. They show a positive result. The financial year 2024 closed with a profit of €47.8 million compared to a profit of €271.3 million in 2023. The non-consolidated annual accounts of Galapagos NV show accumulated losses of €188.1 million as at December 31, 2024; we refer to the Going concern statement for justification for the application of the valuation rules under the going concern assumption.In 2024, Galapagos NV did not make use of financial instruments.Following common practice, Galapagos NV has given customary representations and warranties which are capped and limited in time.

Galápagos
REPORT OF THE STATUTORY AUDITOR

Report of the Statutory Auditor

STATUTORY AUDITOR'S REPORT TO THE GENERAL MEETING OF GALAPAGOS NV FOR THE YEAR ENDED 31 DECEMBER 2024 (CONSOLIDATED FINANCIAL STATEMENTS)

In the context of the statutory audit of the consolidated financial statements of Galapagos NV ('the Company') and its subsidiaries (together referred to as 'the Group'), we hereby present our statutory auditor's report. It includes our report of the consolidated financial statements and the other legal and regulatory requirements. This report is an integrated whole and is indivisible.

We have been appointed as statutory auditor by the general meeting of April 25, 2023, following the proposal formulated by the administrative body issued upon recommendation of the Audit Committee and upon presentation by the works council. Our statutory auditor's mandate expires on the date of the General Meeting deliberating on the financial statements closed on December 31, 2025. We have performed the statutory audit of the consolidated financial statements of the Group for two consecutive years.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Unqualified opinion

We have performed the statutory audit of the Group's consolidated financial statements, which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated income statement and statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, and notes, comprising material accounting policy information and other explanatory information, and which is characterised by a consolidated statement of financial position total of 4,135,719 thousand EUR and for which the consolidated income statement shows a profit for the year of 74,082 thousand EUR.

In our opinion, the consolidated financial statements give a true and fair view of the Group's net equity and financial position as at December 31, 2024, as well as of its consolidated financial performance and its consolidated cash flows for the year then ended, in accordance with the IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Basis for unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISA) as applicable in Belgium.

Our responsibilities under those standards are further described in the 'Statutory auditor's responsibilities for the audit of the consolidated financial statements' section in this report. We have complied with all the ethical requirements that are relevant to the audit of consolidated financial statements in Belgium, including those concerning independence.

We have obtained from the administrative body and company officials the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Galapagos NV Annual Report 2024

Galápagos
REPORT OF THE STATUTORY AUDITOR

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Disposal of the Jyseleca® business to Alfasigma and valuation of the related contingent consideration receivable

Key Audit Matter Description

As described in note 4 and 5 to the consolidated financial statements, on January 31, 2024, the Company completed the sale of the Jyseleca® business to Alfasigma and entered into a transition agreement with Alfasigma that specifies the responsibilities and services to be provided by both parties during a transition period following the completion of the sale. On that date, the Company recognized a gain on disposal of 52.5 million EUR, an upfront cash receipt of 50.0 million EUR, contingent consideration receivable estimated at 47.0 million EUR and a liability related to a contribution for research and development costs to Alfasigma of 40.0 million EUR.

The accounting for the disposal of the Jyseleca® business to Alfasigma was identified as a critical audit matter due to the judgement in identifying the different elements of the total consideration, determining the fair value of the contingent consideration receivable, and accounting for the transition agreement.

Auditing the fair value of the contingent consideration receivable was complex due to the significant judgment required in estimating the fair value. In particular, the fair value estimate required the use of a valuation methodology that was sensitive to certain significant assumptions, including net sales forecasts and the discount rate used in the model. Additionally, we exercised considerable judgment in auditing the research and development costs payable to Alfasigma, as required by the transition agreement, which was recognized as part of the overall gain from the divestiture of the Jyseleca® business. Variations in these judgments and estimates could notably affect the fair value of the contingent consideration receivable and the final gain realized from the disposal of the Jyseleca® business.

How the Key Audit Matter Was Addressed in the Audit

The primary procedures we performed to address this critical audit matter included:

- Testing the design and operating effectiveness of controls over management's accounting treatment for the disposal of the Jyseleca® business, the derecognition of the disposal group, the calculation of the total consideration, including the development of the significant assumptions used in the valuation model of the contingent consideration receivable, related to: (i) estimates in the forecasts of future net sales and (ii) discount rate applied to the forecasts.
- Evaluating management's judgements over the identification of all assets and liabilities belonging to the disposal group by reading relevant agreements and assessing the Company's ongoing involvement during the transition period as agreed with Alfasigma.
- Verifying the components of the gain on disposal of the Jyseleca® business, including the identification of disposed off assets and liabilities, the determination of the contingent consideration received and recognition of liability for research and development costs payable by the Company to Alfasigma.
- Assessing the reasonableness of significant inputs and assumptions used by management in the valuation model of the contingent consideration receivable, based on historical data and internal projections of Jyseleca® sales.
- Utilizing professionals with specialized skills and knowledge to assist in evaluating the appropriateness of the discount rate applied to the contingent consideration receivable.

Impairment of goodwill and indefinite-lived intangibles assets

Key Audit Matter Description

As described in notes 13 and 14 to the consolidated financial statements, the Company reports a goodwill balance of 70.0 million EUR and indefinite-lived intangible assets valued at 28.2 million EUR associated with its CAR-T/Cell therapy

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REPORT OF THE STATUTORY AUDITORoperations. The Company conducted an impairment test on the CAR-T/Cell therapy cash generating unit at December 31, 2024, using a discounted cash flow model to determine its fair value less cost of disposal.Auditing the Company’s impairment tests for goodwill and indefinite-lived intangibles was complex and required a high degree of judgment, largely due to the significant estimates needed to determine the fair value less cost to sell, of the cash-generating unit CAR-T/Cell therapy. The fair value estimates are specifically based on assumptions tailored to CAR-T research and development activities and its product candidates. These assumptions critically impact the significant uncertainty involved in reaching clinical development milestones. Essential factors, such as the timing of anticipated future cash flows, long-term sales projections driven by patient volumes, market share and pricing, and the discount rate, are pivotal to these estimates.How the Key Audit Matter Was Addressed in the AuditThe primary procedures we performed to address this critical audit matter included:Critically evaluating and challenging the design and operating effectiveness of the Company’s internal controls surrounding the goodwill and indefinite-lived intangible asset impairment exercise.Assessing the appropriateness of the valuation methodology used by the Company to estimate the fair value less cost of disposal of the CAR-T/Cell Therapy.Evaluating the Company’s rationale for defining the cash generating unit CAR-T/Cell therapy and examined the proper allocation of assets to the cash generating unit.Scrutinizing the key assumptions and estimates used by the Company, such as projected cash flows, discount rates, and probability of success of achieving clinical development milestones. We compared these assumptions with industry reports to assess their reasonableness and consistency with external market conditions.Involving professionals with valuation expertise to provide an independent evaluation of discount rate used.Examining the sensitivity analyses performed by the Company to understand the impact of changes in key assumptions on the impairment assessment and performing our own sensitivity calculations.Responsibilities of the administrative body for the drafting of the consolidated financial statementsThe administrative body is responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with the IFRS Accounting Standards as adopted by the European Union and with the legal and regulatory provisions applicable in Belgium, and for such internal control as the administrative body determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.In preparing the consolidated financial statements, the administrative body is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the administrative body either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.Statutory auditor’s responsibilities for the audit of the consolidated financial statementsOur objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but it is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.When executing our audit, we respect the legal, regulatory and normative framework applicable for the audit of the consolidated financial statements in Belgium. However, a statutory audit does not guarantee the future viability of the

REPORT OF THE STATUTORY AUDITORGroup, neither the efficiency and effectiveness of the management of the Group by the administrative body. Our responsibilities regarding the continuity assumption applied by the administrative body are described below.As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control;Evaluate the appropriateness of accounting policy information used and the reasonableness of accounting estimates and related disclosures made by the administrative body;Conclude on the appropriateness of the administrative body’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our statutory auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern;Evaluate the overall presentation, structure and content of the consolidated financial statements and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the management, the supervision and the performance of the Group audit. We assume full responsibility for the auditor’s opinion.We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control identified during the audit.We also provide the Audit Committee with a statement that we respected the relevant ethical requirements relating to independence, and we communicate with them about all relationships and other issues which may influence our independence, and, if applicable, about the related measures to guarantee our independence.From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current year, and are therefore the key audit matters. We describe these matters in our statutory auditor’s report, unless law or regulation precludes public disclosure about the matter.

Galápagos
REPORT OF THE STATUTORY AUDITOR

OTHER LEGAL AND REGULATORY REQUIREMENTS

Responsibilities of the administrative body

The administrative body is responsible for the preparation and the contents of the director's report on the consolidated financial statements, including the sustainability information and for the other information included in the annual report on the consolidated financial statements.

Responsibilities of the statutory auditor

In the context of our mission and in accordance with the Belgian standard (draft version 2025) which is complementary to the International Standards on Auditing (ISA) as applicable in Belgium, it is our responsibility to verify, in all material aspects, the director's report on the consolidated financial statements and the other information included in the annual report on the consolidated financial statements, and to report on these elements.

Aspects relating to the director's report on the consolidated financial statements and to the other information included in the annual report on the consolidated financial statements

The director's report on the consolidated financial statements contains the consolidated sustainability statements that are subject to our separate limited assurance report. This section does not concern the assurance on the consolidated sustainability statements included in the director's report. For this part of the director's report on the consolidated financial statements, we refer to our separate limited assurance report on this matter.

In our opinion, after having performed specific procedures in relation to the director's report, this director's report is consistent with the consolidated financial statements for the same financial year, and it is prepared in accordance with article 3:32 of the Code of companies and associations.

In the context of our audit of the consolidated financial statements, we are also responsible for considering, in particular based on the knowledge we have obtained during the audit, whether the director's report on the consolidated financial statements and the other information included in the annual report on the consolidated financial statements, contain a material misstatement, i.e. information which is inadequately disclosed or otherwise misleading. Based on the procedures we have performed, there are no material misstatements we have to report to you.

Statement concerning independence

- Our audit firm and our network did not provide services which are incompatible with the statutory audit of the consolidated financial statements and our audit firm remained independent of the Group during the term of our mandate.
- The fees related to additional services which are compatible with the statutory audit as referred to in article 3:65 of the Code of companies and associations were duly itemised and valued in the notes to the consolidated financial statements.

European Single Electronic Format (ESEF)

In accordance with the draft standard of the Institute of Bedrijfsrevisoren concerning the audit of conformity of the annual report with the European Single Electronic Format (hereinafter "ESEF"), we also audited the conformity of the ESEF format with the regulatory technical standards established by the European Delegated Regulation 2019/815 of December 17, 2018 (hereinafter: "Delegated Regulation") and with the royal decree of November 14, 2007, concerning the obligations of issuers of financial instruments that are admitted to trade on a regulated market.

The administrative body is responsible for preparing an annual report in accordance with ESEF requirements, including the consolidated financial statements in the form of an electronic file in ESEF format (hereinafter "digital consolidated financial statements").

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Galapagos NV Annual Report 2024

REPORT OF THE STATUTORY AUDITORIt is our responsibility to obtain sufficient and appropriate supporting information to conclude that the format of the annual report and mark-up language XBRL of the digital consolidated financial statements comply in all material aspects with the ESEF requirements under the Delegated Regulation and with the royal decree of November 14, 2007.Based on our work, we believe the digital format of the annual report and the tagging of information in the official Dutch version of the digital consolidated financial statements included in the annual report of Galapagos NV as at December 31, 2024, and which will be available in the Belgian official mechanism for the storage of regulated information (STORI) of the FSMA, are in all material respects in accordance with the ESEF requirements pursuant to the Delegated Regulation and the royal decree of November 14, 2007.Other statementsThis report is in compliance with the contents of our additional report to the Audit Committee as referred to in article 11 of regulation (EU) No 537/2014.Zaventem, March 27, 2025BDO Bedrijfsrevisoren BVStatutory auditorRepresented by Ellen Lombaerts*Auditor*Acting for a company

Galápagos
REPORT OF THE STATUTORY AUDITOR

Report of the Statutory Auditor (Sustainability Statements)

LIMITED ASSURANCE REPORT OF THE STATUTORY AUDITOR TO THE GENERAL MEETING ON THE CONSOLIDATED SUSTAINABILITY STATEMENTS OF GALAPAGOS NV

In the context of the limited assurance engagements on the consolidated sustainability statements of Galapagos NV ('the Company') and its subsidiaries (together referred to as 'the Group'), we hereby present our report on this engagement.

We have been appointed by the general meeting of 30 April 2024 following the proposal formulated by the administrative body issued upon recommendation of the audit committee to perform a limited assurance engagement on the consolidated sustainability statements of the Group, included in the section Sustainability Statements of the accompanying Annual Report dated 31 December 2024 and for the period then ended. hereinafter: the "consolidated sustainability statements").

Our mandate expires on the date of the general meeting deliberating on the financial statements closed on 31 December 2024. We have performed our assurance engagement on the consolidated sustainability statements of the Group for one year.

Limited assurance conclusion

We have conducted a limited assurance engagement on the consolidated sustainability statements of the Group.

Based on our procedures performed and the assurance evidence obtained, nothing has come to our attention that causes us to believe that the consolidated sustainability statements of the Group, in all material respects:

- have not been prepared in accordance with the requirements of article 3:32/2 of the Belgian Code of companies and associations, including compliance with the applicable European Sustainability Reporting Standards (ESRS);
- are not in accordance with the process (the "Process") based on ESRS 2 IRO-1 'Description of the processes to identify and assess material impacts, risks and opportunities' carried out by the Group to identify the information reported in the consolidated Sustainability statements as described in note 'Double Materiality Assessment); and
- do not comply with the requirements of article 8 of Regulation (EU) 2020/852 (the "Taxonomy Regulation") disclosed in note "EU taxonomy 2024 statement" within the environmental section of the annual report.

Basis for conclusion

We conducted our limited assurance engagement in accordance with ISAE 3000 (Revised), "Assurance engagements other than audits or reviews of historical financial information" ("ISAE 3000 (Revised)"), as applicable in Belgium.

Our responsibilities under this standard are further described in the section of our report "Responsibilities of the statutory auditor in relation to the limited assurance engagement on the consolidated sustainability statements."

We have complied with all ethical requirements that are relevant to assurance engagements of sustainability statements in Belgium, including those related to independence.

We apply the International Standard on Quality Management 1 (ISQM 1), which requires the firm to design, implement, and maintain a quality management system, including policies or procedures related to compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

We have obtained the necessary clarifications and information from the administrative body and officials of the Group required for our limited assurance engagement.

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Galápagos
REPORT OF THE STATUTORY AUDITOR

We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Emphasis of matter

Without prejudice to the conclusion above, we draw attention to note "E1-6 – Gross Scopes 1, 2, 3 and Total GHG emissions" that describes the different (potential) impacts of changes in business on the disclosed GHG emissions for the base year 2022, the reporting year 2024 and the targets set for 2030.

Due to the inherent limitations of the available data in 2022 the Group is not able to quantify the impact of the Jyseleca® transaction on the base year values, a fact that is disclosed together with the reason why 2022 base year values are still considered to be valid and that no restatement is necessary.

Our conclusion is not modified in respect to this matter.

Other matter

The scope of our work is limited to our limited assurance engagement on the consolidated sustainability information of the Group. Our limited assurance engagement does not extend to information relating to the comparative figures included in the consolidated sustainability statement.

Responsibilities of the administrative body concerning the preparation of the consolidated sustainability statements

The administrative body is responsible for establishing and implementing a Process based on ESRS 2 IRO-1 'Description of the processes to identify and assess material impacts, risks and opportunities' and for disclosing this Process in note 'Double Materiality Assessment' of the consolidated sustainability statements.

This responsibility includes:

- understanding the context in which the Group's activities and business relationships take place, and developing an understanding of its affected stakeholders;
- identifying the actual and potential impacts (both negative and positive) related to sustainability matters, as well as risks and opportunities that affect or could reasonably be expected to affect the Group's financial position, financial performance, cash flows, access to financing or cost of capital over the short, medium, or long term;
- assessing the materiality of the identified impacts, risks and opportunities related to sustainability matters by selecting and applying appropriate thresholds; and
- making assumptions and estimates that are reasonable under the given circumstances.

The administrative body is also responsible for preparing the consolidated sustainability statements, which includes the information identified by the Process,

- in accordance with the requirements specified in article 3:32/2 of the Belgian Code of companies and associations, including the applicable European standards for sustainability information (ESRS); and
- in compliance with the requirements of article 8 of Regulation (EU) 2020/852 (the "Taxonomy Regulation") disclosed in note "EU taxonomy 2024 statement" within the environmental section of the annual report.

This responsibility includes:

- designing, implementing, and maintaining internal controls necessary for the preparation of the consolidated sustainability statements that is free from material misstatements, whether due to fraud or error; and
- selecting and applying appropriate sustainability reporting methods, and making assumptions and estimates that are reasonable under the given circumstances.

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Galápagos
REPORT OF THE STATUTORY AUDITOR

The board of directors, supported by the Audit Committee is responsible for monitoring the sustainability reporting process of the Group.

Inherent limitations in preparing the consolidated sustainability statements

When reporting forward-looking information in accordance with the ESRS, the administrative body is required to prepare the forward-looking information based on disclosed assumptions about events that may occur in the future and possible future actions of the Group. The actual outcome is likely to differ, as anticipated events often do not occur as expected, and the deviation can be materially significant.

Responsibilities of the statutory auditor in relation to the limited assurance engagement on the consolidated sustainability statements

It is our responsibility to plan and perform the assurance engagement with the objective to obtain limited assurance as to whether the consolidated sustainability statements are free from material misstatements, whether due to fraud or error, and to issue a limited assurance report that includes our conclusion.

Misstatements can arise from fraud or errors and are considered material if it is reasonably expected that they, individually or in aggregate, could influence the decisions made by users on the basis of the consolidated sustainability statements.

As part of a limited assurance engagement in accordance with ISAE 3000 (Revised), as applicable in Belgium, we apply professional judgment and maintain professional skepticism during the engagement.

The work performed in an engagement to obtain limited assurance, referred to in the section "Summary of work performed," is less extensive than for an engagement to obtain reasonable assurance. Therefore, we do not express an opinion with reasonable assurance as part of this engagement.

Since the forward-looking information in the sustainability information and the assumptions on which it is based, relate to the future, they can be affected by events that may occur and/or by possible actions by the Group. The actual outcomes are likely to differ from the assumptions, as the assumed events often do not occur as expected, and the deviation can be materially significant. Therefore, our conclusion does not guarantee that the actual outcomes reported will match those included in the forward-looking information in the consolidated sustainability statements.

Our responsibilities regarding the consolidated sustainability statements, with respect to the Process, include:

- Obtaining an understanding of the Process, but not for the purpose of providing a conclusion on the effectiveness of the Process, including the outcome of the Process; and
- Designing and performing procedures to evaluate whether the Process is in accordance with the description of the Process by the Group as explained in note 'Double Materiality Assessment' in the sustainability information of the consolidated sustainability statements.

Our other responsibilities regarding the sustainability information include:

- Gaining an understanding of the entity's control environment, relevant processes, and information systems for preparing the sustainability information, but without assessing the design of specific control activities, obtaining corroborating information about their implementation, or testing the effective operation of the established internal controls;
- Identifying areas where material misstatements are likely to occur in the consolidated sustainability statements, whether due to fraud or error; and
- Designing and performing procedures that respond to areas where material misstatements in the consolidated sustainability statements are likely to occur. The risk of not detecting a material misstatement resulting from fraud is higher than that of a material misstatement resulting from error, as fraud may involve collusion, falsification, deliberate omissions, misrepresentation or override of internal control.

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REPORT OF THE STATUTORY AUDITOR

Summary of work performed

A limited assurance engagement involves performing procedures to obtain evidence about the consolidated sustainability statements. The nature, timing, and extent of procedures performed in a limited assurance engagement differ from those in an engagement with reasonable assurance and are less extensive.

Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than when an engagement with reasonable assurance would been performed.
The nature, timing, and extent of selected procedures depend on professional judgment, including the identification of areas where material misstatements in the consolidated sustainability statements are likely to occur, whether due to fraud or errors.

In conducting our limited assurance engagement with respect to the Process, we have:

- Obtained an understanding of the Process by:
  - making inquiries to understand the sources of information used by management (e.g. stakeholder engagement, business plans and strategy documents); and
  - by reviewing the Group's internal documentation of its Process; and
- Evaluated whether the evidence obtained from our procedures with respect to the Process implemented by the Group was in accordance with the description of the Process as outlined in note 'Double Materiality Assessment' in the sustainability information of the consolidated sustainability statements.

In conducting our limited assurance engagement with respect to the consolidated sustainability statements, we have:

- Obtained an understanding of the Group's reporting processes relevant to the preparation of its consolidated sustainability statements by obtaining an understanding of the Group's control environment, processes and information systems relevant to the preparation of the consolidated sustainability statements, but not for the purpose of providing a conclusion on the effectiveness of the Group's internal control;
- Evaluated whether the information identified by the Process is included in the consolidated sustainability statements;
- Evaluated whether the structure and presentation of the consolidated sustainability statements is in accordance with the ESRS;
- Performed inquiries of relevant personnel and performed numerical analyses on selected information in the consolidated sustainability statements;
- Performed substantive procedures on selected information in the consolidated sustainability statements;
- Obtained assurance information on the methods for developing estimates and evaluated forward-looking information as described in the section "Responsibilities of the statutory auditor in relation to the limited assurance engagement on the consolidated sustainability statements";
- Obtained an understanding of the process to identify taxonomy-eligible and taxonomy-aligned economic activities and the corresponding disclosures in the consolidated sustainability statements.;
- Evaluated compliance processes, methods, and data for covered activities, assessed minimum safeguards compliance through personnel inquiries, and conducted analytical procedures on EU taxonomy aligned disclosures;
- Evaluated the presentation and use of EU taxonomy templates in accordance with relevant requirements;
- Reconciled and ensured consistency between the reported EU taxonomy economic activities and the items reported in the consolidated financial statements including the disclosures provided in related notes.

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REPORT OF THE STATUTORY AUDITORStatement related to independenceOur audit firm and our network did not provide services which are incompatible with the limited assurance engagement, and our audit firm has remained independent of the Group during the term of our mandate.Zaventem, 27 March 2025BDO Bedrijfsrevisoren BVStatutory auditorRepresented by Ellen Lombaerts*Auditor*Acting for a company

OtherInformation

OTHER INFORMATIONForward-looking StatementsThis annual report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this annual report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this annual report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “will,” could,” “would,” “plan,” “seek”, “upcoming”, “future”, “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,” “explore,” “further,” as well as similar expressions identify forward-looking statements.Forward-looking statements contained in this report include, but are not limited to the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2024), statements regarding our strategic and capital allocation priorities, statements regarding the intended separation of Galapagos into two public companies (Galapagos and SpinCo), the corporate reorganization and related transactions, including the expected timeline of such transactions, anticipated changes to the management and Board of Directors of each of Galapagos and SpinCo, the anticipated benefits and synergies of such transactions, the receipt of regulatory and shareholder approvals for such transactions, and the anticipated cash burn and cash runway of Galapagos following such transactions, statements regarding capital allocation and the intended deprioritization of GLPG5201, statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestone payments, statements regarding our R&D plans, strategy, and outlook, including progress on our oncology or immunology portfolio, including any potential changes in such strategy and plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our product candidates and partnered programs, and any of our future product candidates or approved products, if any, statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, and (v) GLPG5301 in R/R MM, including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements regarding the potential future commercial manufacturing of T-cell therapies, statements related to the IND application for the Phase 1/2 ATALANTA-1 study, statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements relating to the development of our distributed manufacturing capabilities on a global basis, statements regarding our supply chain, including our reliance on third parties, and statements related to our portfolio, goals, business plans and sustainability plans. We caution the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of any future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2024 operating expenses, revenues, cash burn, and other financial estimates may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the risks associated with the anticipated transactions, including the risk that regulatory and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, the risk that the transactions and/ or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully separate Galapagos into two companies and realize the anticipated benefits from the separation within the expected time frame or at all, the two separate companies’ ability to succeed as stand-alone,

OTHER INFORMATIONpublicly traded companies, the risk that costs of restructuring transactions and other costs incurred in connection with the transactions will exceed our estimates, the impact of the transactions on our businesses and the risk that the transactions may be more difficult, time consuming or costly than expected, risks associated with Galapagos’ product candidates and partnered programs, including GLPG5101 and uza-cel, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities, and regulatory approval requirements (including, but not limited to, the risk that data and timing from our ongoing and planned clinical research programs in DM, SLE, R/R NHL, RT, R/R MM and other oncologic indications or any other indications or diseases, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or any other reasons), risks related to the potential benefits and risks related to our current collaborations, including our plans and ability to enter into collaborations for additional programs or product candidates, risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the inherent risks and uncertainties associated with target discovery and validation, and drug discovery and development activities, the risk that we may not be able to realize the expected benefits from the appointment (by way of co-optation) of the new Director, the risk that the preliminary and topline data from our studies, including the ATALANTA-1 and PAPILIO-1 studies, may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza and Adaptimmune), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the revenues and costs associated with the commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will encounter challenges retaining or attracting talent, and risks related to disruption in our operations, supply chain, or ongoing studies due to conflicts or macroeconomic issues. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (“SEC”), including in our most recent annual report on Form 20-F filed with the SEC, and our subsequent filings and reports filed with the SEC. We also refer to the “Risk Management” section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on any such forward-looking statements. In addition, even if the results of our operations, performance, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods.These forward-looking statements speak only as of the date of publication of this report. We expressly disclaim any obligation to update any such statements in this report to reflect any change in our expectations with regard thereto, or any change in events, conditions or circumstances on which any such statements is based, or that may affect the likelihood that actual results will differ from those set forth in any such statements, unless specifically required by law or regulation.

Galápagos
OTHER INFORMATION

Glossary

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

Antibody

A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances

Antigen-binding fragment (Fab)

Region on an antibody that binds to antigens. It is composed of one constant and one variable domain of each of the heavy and the light chain"

Assays

Laboratory tests to determine characteristics

ATALANTA-1

ATALANTA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5101, in different aggressive B-cell malignancies

Auto-immune indication

Autoimmune diseases result when your immune system is overactive, causing it to attack and damage your body's own tissues. Normally, your immune system creates proteins called antibodies that work to protect you against harmful substances such as viruses, cancer cells, and toxins. But with autoimmune disorders, your immune system can't tell the difference between invaders and healthy cells.

BCMA

B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells

Biologics

Biologics, also referred to as Biologicals, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologics from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as 'small molecules' and are either made synthetically or purified from plants

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights

Burkitt lymphoma (BL)

BL is a rare, aggressive form of NHL that arises from B-lymphocytes, a type of white blood cells that produce antibodies. BL is the most common form of NHL in children, but it can also develop in adults. BL is more common in males than in females

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Galápagos
OTHER INFORMATION

CAR-T

Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy

Cash position

Current financial investments and cash and cash equivalents

CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell, notably B-cell lymphomas

Cell therapy

Cell therapy aims to treat diseases by restoring or altering certain sets of cells or by using cells to carry a therapy through the body. With cell therapy, cells are cultivated or modified outside the body before being injected into the patient. The cells may originate from the patient (autologous cells) or a donor (allogeneic cells)

CHMP

Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

Chronic Lymphocytic Leukemia (CLL)

Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream

Complete Response Rate (CRR)

Term used for the absence of all detectable cancer after the treatment is completed

Compound

A chemical substance, often a small molecule with drug-like properties

Contract research organization (CRO)

Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry

Crohn's disease (CD)

An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel

Cryopreservation

Process where biological material - cells, tissues, or organs - are frozen to preserve the material for an extended period of time

Cytokine release syndrome (CRS)

Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR-T-cell therapy

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Galápagos
OTHER INFORMATION

Decentralized cell therapy manufacturing

The manufacturing of cell therapies close to cancer treatment centers

Dermatomyositis (DM)

Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

Diffuse large B-cell lymphoma (DLBCL)

DLBCL is a blood cancer that involves changes in the B cells, a particular type of white blood cell (lymphocyte). It's the most common form of aggressive NHL and a type of B-cell lymphoma. DLBCL affects the lymphatic system. Normal B cells are a part of that infection-fighting network. But with DLBCL, healthy B cells change into fast-growing cancer cells that overtake healthy ones. They are no longer able to fight off infection-causing invaders, like viruses and bacteria

Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

EC

European Commission

Efficacy

Effectiveness for intended use

EMA

European Medicines Agency, in charge of European market authorization of new medications

End-to-end

A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties

EUPLAGIA-1

EUPLAGIA-1 Phase 1/2 study with decentralized manufactured CD19 CAR-T candidate, GLPG5201, in patients with replapsed/ refractory chronic lymphocytic leukemia (R/R CLL), R/R small lymphocytic lymphoma (R/R SLL), and Richter transformation (RT)

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OTHER INFORMATION

FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

Filgotinib

Small molecule preferential JAK1 inhibitor, approved in RA and UC in the European Union, Great-Britain and Japan, and marketed under the brand name Jyseleca®. The Jyseleca® business has been transferred to AlfaSigma in 2024

Follicular lymphoma (FL)

FL is a very slow-growing cancer that may appear in your lymph nodes, your bone marrow and other organs.

FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission

FSMA

The Belgian market authority: Financial Services and Markets Authority, or *Autoriteit voor Financiële Diensten en Markten*

FTE

Full-time equivalent; a way to measure an employee's involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

G&A expenses

General & administrative expenses

GALACELA

Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with systemic lupus erythematous

GALARISSO

Phase 2 (Phase 3-enabling) study with GLPG3667 in patients with dermatomyositis

GLPG3667

A TYK2 kinase inhibitor discovered by us. Two Phase 3-enabling studies are currently ongoing in SLE and DM

GLPG5101

A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in multiple aggressive B-cell malignancies

GLPG5201

A second generation anti-CD19/4-1BB CAR-T product candidate in Phase 1/2 study in R/R CLL/SLL and RT

GLPG5301

A BCMA CAR-T product candidate in Phase 1/2 study in R/R MM

High-risk first line DLBCL

High-risk DLBCL with International Prognostic Index 3-5 or double/triple-hit lymphoma, primary refractory disease, defined as subjects failing to achieve a complete response to first-line anti-CD20 and anthracycline-based chemoimmunotherapy after ≥2 cycles at the interim disease assessment

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Galápagos
OTHER INFORMATION

Immune effector cell-associated neurotoxicity syndrome (ICAN)

Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy, especially immune effector cell (IEC) and T cell engaging therapy

Immunology

The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defence. If the immune system is not functioning as it should, it can result in disease, such as autoimmunity, allergy, and cancer

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

In vivo

Studies performed with animals in a laboratory setting

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor

Jyseleca®

Brand name for filgotinib

Leukapheresis

Laboratory procedure in which white blood cells are separated from a sample of blood

Lymphatic system

A network of tissues, vessels and organs that help fight infection in your body

Lymphocyte

Type of white blood cell that is part of the immune system

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OTHER INFORMATION

Mantle cell lymphoma (MCL)

MCL is a rare blood cancer that starts in white blood cells in the lymph nodes. This type of cancer often grows slowly before starting to grow more rapidly. Mantle cell lymphoma quickly spreads throughout the lymphatic system and to other parts of the body

Marginal zone lymphoma (MZL)

MZL refers to a group of rare, slow-growing non-Hodgkin lymphomas. They typically develop in lymphoid tissue. This tissue contains B cells, a type of white blood cell that is in parts of the immune system like your lymph nodes and spleen

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

MHRA

Medicines and Healthcare products Regulatory Agency in Great Britain

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures

NDA

A new drug application (NDA) is a request to the FDA for a license to market a new drug in the U.S. A NDA must show the chemical and pharmacologic description of the drug, the results of clinical trials, and the proposed drug label

Non-Hodgkin's lymphoma (NHL)

Non-Hodgkin lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body's germ-fighting immune system. In non-Hodgkin lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

Objective Response Rate (ORR)

The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate

Oncology

Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Outsourcing

Contracting work to a third party

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OTHER INFORMATION

PAPILIO-1

Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Pivotal studies

Registrational clinical studies

Placebo

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

PRAC

Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines

Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of *in vitro* and *in vivo* screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Primary CNS lymphoma (PCNSL)

A rare extranodal lymphomatous malignancy that affects the brain, spinal cord, leptomeninges, or vitreoretinal space, without evidence of systemic involvement

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

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Galápagos
OTHER INFORMATION

R&D operations

Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners

Refractory

"Refractory" refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment

Relapsed

"Relapsed" refers to a patient with cancer that develops cancer again after a period of improvement

Rheumatoid arthritis (RA)

A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability

Richter transformation

Richter transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients

S&M expenses

Sales and marketing expenses

SEC

Securities and Exchange Commission in the US

Single-chain variable fragments (scFv)

Small-sized artificial constructs composed of the immunoglobulin heavy and light chain variable regions connected by a peptide linker

Small cell lymphocyte leukemia (SLL)

Small cell lymphocyte leukemia is a type of B-cell non-Hodgkin lymphoma, where the SLL cancer is located in lymph nodes and/or the spleen

Systemic lupus erythematosus (SLE)

An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure

Target

Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

TEAE

Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class

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Galápagos
OTHER INFORMATION

of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

Ulcerative colitis (UC)

UC is an IBD causing chronic inflammation of the lining of the colon and rectum (unlike CD with inflammation throughout the gastrointestinal tract)

Variable heavy (VH) domain

The variable domain of an immunoglobulin heavy chain is a part of an antibody that binds to a specific antigen

Vein-to-vein time

The time between leukapheresis and infusion in the patient

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OTHER INFORMATIONFinancial Calendar23 April 2025First quarter 2024 results29 April 2025Annual Shareholders’ Meeting in Mechelen, Belgium23 July 2025First half year 2025 results22 October 2025Third quarter 2025 results

OTHER INFORMATIONOther InformationConcept, design and online programmingnexxar GmbH, Vienna – Online annual reports and online sustainability reports www.nexxar.comPhotographyFrank van DelftPrivate photographsCopy deadline: March 27, 2025This report is also available in Dutch and available for download in the Downloads section of this report or on the Galapagos website.

[GRAPHIC APPEARS HERE]OTHER INFORMATIONContactSrikant (Sri) Ramaswami Liesbeth Verstraeten Sandra CauwenberghsSVP, Global Head of Corporate Affairs Director, Reporting & Sustainability Lead Senior Director Investor Relationsand Investor Relations Tel. +32 15 34 29 00 Tel. +32 15 34 29 00Tel. +1 4 412 699 0359 Email: ir@glpg.com Email: ir@glpg.comEmail: ir@glpg.com Marieke VermeerschVP, Head of Corporate CommunicationTel. +32 479 49 06 03Email: communications@glpg.com